Notice of 2023 Annual Meeting

Proxy Statement
2022 Annual Report


XPO

XPO (NYSE: XPO) is one of the largest providers of asset-based less-than-truckload (LTL) transportation in North America, with proprietary technology that moves goods efficiently through its network. Together with its business in Europe, XPO serves approximately 48,000 customers with 554 locations and 38,000 employees. The company is headquartered in Greenwich, Conn., USA. Visit xpo.com for more information.

MESSAGE FROM THE CHAIRMAN

To Our Stockholders,

2022 was a watershed year for XPO. We executed a strategic plan to systematically separate our asset-based and asset-light operations, first by selling our intermodal business and then by spinning off RXO, our brokered transportation platform. XPO in North America is now purely less-than-truckload transportation, and we're excited about the concrete opportunities we have to further improve this business.

Our company's simplified business model had its genesis, in large part, in our dialogue with shareholders. We value all perspectives, and I'm pleased that XPO's evolution reflects this. I hope you'll continue to provide us with your input by voting on the proposals that will be presented for consideration at our Annual Meeting.

On behalf of our Board, thank you for your investment in XPO. Your interests are our priority.

April 20, 2023

Brad Jacobs
Executive Chairman
XPO, Inc.

XPO

MESSAGE FROM THE CEO

To Our Stockholders,

One of XPO's greatest strengths is our company's ability to be proactive in creating outsized shareholder value. This was a hallmark of XPO's first decade, and now we intend to best serve our shareholders by unlocking the enormous potential in our primary business, North American less-than-truckload.

We entered 2022 as solely a transportation provider after spinning off our logistics segment, GXO, in 2021. In the months that followed, we determined that the most compelling way forward for shareholders is to heighten our focus on LTL — XPO's most undervalued business, and the one with the most opportunity to improve.

In the fourth quarter of 2021, we began executing our LTL 2.0 growth plan, and as 2022 progressed we achieved substantial gains in service quality, operational excellence and network capacity, with more to follow. This is enabling us to take profitable market share despite macro pressure on LTL industry demand. Here are the highlights of a transformative year, with an eye toward the trajectory we see ahead:

Strategic initiatives

Today, XPO in North America is purely an LTL business, with the goal of creating significantly more stock appreciation over time. This is central to the strategic plan for three divestitures we announced in March 2022. We completed two of those transactions last year — the March sale of our intermodal operation and the November spin-off of our RXO brokered transportation platform. The final step will be the sale or listing of our European business; we chose to suspend this process in the near-term, given the weak capital markets in Europe.

In addition to the divestitures, we continued to reduce our leverage in 2022, executed against financial and operational targets, and achieved a smooth succession at the CEO level. In total, the year was our most ambitious agenda to date, and we accomplished almost every objective — no small feat given the economic backdrop and global supply chain pressures.

Key metrics

Companywide, we reported strong 2022 revenue of $7.7 billion and adjusted EBITDA[1] of $997 million from continuing operations, reflecting year-over-year increases of 7% and 23%, respectively. Free cash flow[1] increased year-over-year by 11%. These numbers were driven by contributions from both our segments, including solid revenue growth of 12% in our European business on a constant currency basis[1].

At the segment level, our most prominent target was to generate at least $1 billion of 2022 adjusted EBITDA from North American LTL. We set this target back in 2017, when LTL generated $647 million of adjusted EBITDA, and it's been gratifying to exceed that billion-dollar mark.

The other full-year 2022 target was a year-over-year improvement of 100 basis points in LTL adjusted operating ratio[1]. Our reported improvement of 40 basis points was less than expected, due primarily to macroeconomic factors. This metric is a mainstay of our long-term plan for growth and profitability, and we intend to achieve hundreds of basis points of incremental improvement over time.

Capital for value creation

With the spin-offs complete, we now have more opportunity to invest in driving long-term growth and returns in a business that has historically generated a high return on invested capital. Our LTL 2.0 plan anticipates capex of 8% to 12% of revenue on average over the next several years. 2022 was our first full year of network expansion under the plan: we deployed $424 million of LTL capex, representing 9% of revenue, and made targeted investments in new terminals, doors, fleet and technology. Our ROIC[1] for the year was extremely robust at 34%.

We know that deleveraging is also important to many of our investors. In 2022, we used cash from strategic transactions to reduce our net debt leverage[1] to 2.1x adjusted EBITDA[1] at year-end, down from 2.7x in 2021 on a previously reported basis. We're committed to continuing to pursue an investment-grade profile over time, while remaining opportunistic about the strategic use of capital.

Our customers and team

I want to take this opportunity to thank everyone who has a role in our mutual success on a daily basis — predominantly, our customers and employees. We never forget that it's people, not companies, who make a difference on the front line. When conditions become trying for shippers, it's our job to make things easier.

We conducted two different sets of surveys in 2022 that are worthy of note here. First, customer satisfaction has trended up sharply — we have our team to thank for that. They solve problems for customers with extraordinary energy, and the positive feedback we receive has a ripple effect on our organization.

Second, our employee surveys in 2022 showed the highest satisfaction rating in more than a decade in our LTL organization, including drivers and dockworkers. This is inspiring to see, and it reinforces how important it is to foster a people-centric culture that rewards individual and team excellence. This is why our employee and customer satisfaction track upward in tandem.

In summary

A pivotal year is behind us, and a well-defined path lies ahead. It's exciting to see LTL emerge as the flagship of XPO with a comprehensive plan in progress. We believe we have an opportunity to again outperform the transportation sector in our second decade in business.

Our plan is to operate with the optimal combination of price, volume and efficiency, while gaining profitable market share. We'll do this by providing best-in-class service to our customers, investing in capacity and leveraging our technology.

Our 2027 targets define our expectations for the mid-point in this process. We know what we need to do, and all of our deliverables — short- and long-term — are encompassed by our strategy. All are within our control, which should enable us to stay the course in any operating environment.

On a personal note, it's a privilege to lead this remarkable company forward as CEO, after being there at the start in 2011. Brad is more than XPO's founder, he's a friend and mentor who had the foresight to see how this company could first grow, then evolve to best deliver on our fiduciary responsibility. I thank Brad and the Board for their wholehearted support of our vision.

Finally, I want to express my gratitude to our investors for recognizing what our strategy can mean in terms of long-term stock appreciation. The most sustainable way to deliver superior shareholder value is through a combination of financial and operational excellence, and that's our focus at XPO — world-class in every respect.

April 20, 2023

Mario Harik
Chief Executive Officer
XPO, Inc.

---

[1] See Annex A to the company's Proxy Statement for reconciliations of non-GAAP financial measures

Forward-Looking Statements
See the Forward-Looking Statements disclaimer in Annex A to the company's Proxy Statement

XPO

XPO, INC.
Five American Lane
Greenwich, Connecticut 06831

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 17, 2023

To the Stockholders of XPO, Inc.:

Notice is hereby given that the 2023 Annual Meeting of Stockholders (the “Annual Meeting”) of XPO, Inc. (“XPO” or the “company”) will be held on Wednesday, May 17, 2023 at 10:00 a.m. Eastern Time. The meeting will be conducted exclusively as a live webcast. You can access the meeting at meetnow.global/MU5KPDC with your control number.

The Annual Meeting shall be held for the following purposes summarized below, and more fully described in the Proxy Statement accompanying this notice:

- To elect nine (9) members of our Board of Directors for a term to expire at the 2024 Annual Meeting of Stockholders or until their successors are duly elected and qualified;
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023;
- To conduct an advisory vote to approve the executive compensation of our named executive officers (“NEOs”), as disclosed in the Proxy Statement; and
- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record of our common stock, par value $0.001 per share, as of the close of business on March 31, 2023 are entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement of the Annual Meeting. A complete list of registered stockholders will be available under the “Documents” tab on the top right corner of your screen during the meeting after entering the control number included on the Notice of Internet Availability of Proxy Materials or any proxy card that you received, or on the materials provided by your bank or broker.

Your vote is important. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. We ask that you vote your shares as soon as possible.

By order of the Board of Directors,

Brad Jacobs
Executive Chairman

Greenwich, Connecticut
April 20, 2023

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 17, 2023:

The Proxy Statement and our Annual Report on Form 10-K for the Year Ended December 31, 2022 are available at www.edocumentview.com/XPO.

TABLE OF CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 17, 2023:

This Proxy Statement and our Annual Report on Form 10-K for the Year Ended December 31, 2022 are available at www.edocumentview.com/XPO.

PROXY STATEMENT SUMMARY

This Proxy Statement sets forth information relating to the solicitation of proxies by the Board of Directors (the "Board of Directors" or "Board") of XPO, Inc. ("XPO" or the "company") in connection with our 2023 Annual Meeting of Stockholders (the "Annual Meeting"). This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

2023 ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement and form of proxy are first being mailed on or about April 20, 2023 to our stockholders of record as of the close of business on March 31, 2023 (the "Record Date").

Date and Time	Place	Record Date
Wednesday, May 17, 2023 at 10:00 a.m. Eastern Time	Virtual Meeting Site: meetnow.global/MU5KPDC	You can vote if you were a stockholder of record as of the close of business on March 31, 2023

Admission: The Annual Meeting will be conducted exclusively as a live webcast. You can access the Annual Meeting at meetnow.global/MU5KPDC. You will need to provide the control number on your proxy card in order to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, vote electronically and submit questions during the live webcast of the meeting. To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares. Requests for registration should be directed to our transfer agent, Computershare Trust Company, N.A. ("Computershare"), by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time, on Thursday, May 11, 2023. You will receive a confirmation of your registration, with a control number, by email from Computershare. At the time of the meeting, go to meetnow.global/MU5KPDC and enter your control number.

VOTING MATTERS AND BOARD RECOMMENDATIONS

The Board is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

	Board Vote Recommendation	Page Reference (for more detail)
PROPOSAL 1: Election of Directors To elect nine (9) members of our Board of Directors for a term to expire at the 2024 Annual Meeting of Stockholders or until their successors are duly elected and qualified.	✓ **FOR** each Director Nominee	12-25, 78
PROPOSAL 2: Ratification of the Appointment of our Independent Public Accounting Firm To ratify the appointment of KPMG LLP as the company's independent registered public accounting firm for fiscal year 2023.	✓ **FOR**	72-73, 79
PROPOSAL 3: Advisory Vote to Approve Executive Compensation To conduct an advisory vote to approve the executive compensation of the company's named executive officers ("NEOs") as disclosed in this Proxy Statement.	✓ **FOR**	80

ABOUT XPO

XPO is one of the largest providers of asset-based less-than-truckload (LTL) transportation in North America, with proprietary technology that moves goods efficiently through its network. We help companies to de-risk their supply chains by moving their goods using cutting-edge technology. Together with our business in Europe, XPO serves approximately 48,000 customers with 554 locations and 38,000 employees.

In our LTL business, shippers value our national network of professional drivers and owned trucks and terminals. Our LTL coverage in North America extends to every US state, including Alaska and Hawaii, and 99% of all postal codes. The proprietary technology backbone we developed for LTL helps us deliver freight on time and damage-free, while continuously improving network efficiency and generating real-time business intelligence for our customers.

Over the last two years, in order to continue unlocking stockholder value, XPO spun out its contract logistics and truck-brokerage businesses into two new publicly-traded companies, GXO Logistics ("GXO") and RXO. This transformation positioned XPO on a decisive path to deliver world-class results as the industry's leading innovator of LTL operations.

Today, XPO is on the radar of every industry that requires freight transportation. We're proud that we prioritized technology from our first days in business a decade ago, because our innovations are creating better ways to move goods into the hands of the people who need them.

LEADERSHIP TEAM UPDATE

In August 2022, we announced that Mario Harik will succeed Brad Jacobs as chief executive officer ("CEO") of XPO and join the Board following the spin-off of RXO. On November 1, 2022, in conjunction with the completion of the spin-off, Mr. Harik became CEO. Mr. Harik has been instrumental in establishing XPO as a transportation leader during his tenures as chief information officer since 2011, chief customer officer since February 2021, and president of the company's North American Less-Than-Truckload business since October 2021. As a senior leader of the business, Mr. Harik oversaw the development of proprietary technology that is transforming the company's network operations, pricing management and customer service. Mr. Harik's experience as president of the LTL business ideally positions him to succeed Brad Jacobs given XPO's go-forward strategy to become pure-play LTL transportation provider in North America.

In conjunction with the naming of Mr. Harik as CEO, Mr. Jacobs transitioned to the role of executive chairman in order to help facilitate a smooth leadership transition, as well as provide ongoing expertise related to corporate strategy, strategic relationships, corporate development, human capital management and business investment.

In connection with his transition into the CEO role, Mario Harik embarked on a coordinated process to identify new members for our executive team. The Board and management interviewed internal and external candidates and weighed many factors, including individual expertise, experience and demonstrated leadership. At the culmination of the search, the company was pleased to hire the following individuals:

Carl Anderson Chief Financial Officer (November 2022)	**Carolyn Roach** Chief Human Resources Officer (January 2023)	**Ali Faghri** Chief Strategy Officer (January 2023)	**Michael Abrahams** Chief Communications Officer (January 2023)	**Wendy Cassity** Chief Legal Officer (March 2023)

RECENT EVENTS — XPO'S TRANFORMATION

XPO's business has evolved meaningfully in conjunction with the spin-offs of GXO in 2021 and RXO in 2022. As a result of each spin-off, XPO made meaningful changes to its Board composition and executive compensation program to align with the business and retain key talent. Throughout these changes, XPO conducted robust stockholder engagement in order to understand stockholders' perspectives which informed decisions related to the changes made.

The below graphic provides a timeline of key events in conjunction with our business transformation.

2021

August 2021:

- ✓ XPO spun off its contract logistics business into a new publicly-traded company, GXO, positioning XPO as a more-focused transportation leader
- ✓ As a part of the GXO spin-off, four directors departed, and four directors were added to align our Board's composition with XPO's post-spin-off strategy
  - New directors included Jason Aiken, Mary Kissel, Allison Landry and Johnny C. Taylor Jr.
- ✓ Board committees were reconstituted upon the completion of the spin-off and as part of the Board's annual review of Committee assignments, which included naming an entirely new Compensation Committee consisting of all newly elected directors
  - Johnny C. Taylor Jr. named new Compensation Committee chair

2022

March 2022:

- ✓ XPO divested its intermodal operation

May 2022:

- ✓ Conducted extensive stockholder engagement with select participation from Compensation Committee members — AnnaMaria DeSalva, Allison Landry and Johnny C. Taylor Jr. — engaging with stockholders representing 55% of shares outstanding
  - Engagements focused on discussing compensation changes the Board approved and understanding stockholder feedback on the program. Engagements also included a discussion on stockholder proposals and other environmental, social and corporate governance ("ESG") matters
- ✓ Held 2022 Annual Meeting

2022

August 2022:

- ✓ Announced Mario Harik as CEO to succeed Brad Jacobs once the spin-off of RXO was completed
- ✓ Appointed Brad Jacobs to serve as executive chairman

October 2022:

- ✓ As a part of the planned RXO spin-off, announced three directors would depart and three directors would be added to the Board effective upon completion of the spin-off, in order to continue to align our Board's composition with XPO's post-spin-off strategy
  - New directors included Bella Allaire, Mario Harik and Irene Moshouris
- ✓ Announced strategic LTL growth plan at XPO's Investor Day, including plan to achieve 11-13% adjusted EBITDA CAGR for six-year period 2021-2027
- ✓ Initiated multi-month stockholder engagement with select participation from Compensation Committee members — Allison Landry and Johnny C. Taylor Jr. — culminating in engagement with stockholders representing 44% of shares outstanding
  - Engagements focused on understanding stockholder concerns that drove the say-on-pay vote, as well as seeking feedback related to anticipated compensation adjustments as a result of the RXO spin-off
- ✓ Named Carl Anderson as Chief Financial Officer ("CFO"), effective November 2022

November 2022:

- ✓ Completed the spin-off of RXO, our tech-enabled brokered transportation services business unit, positioning XPO as the leading pure-play LTL transportation provider in North America
- ✓ Refreshed Board leadership
  - Appointed Johnny C. Taylor, Jr. to serve as lead independent director
  - Appointed Allison Landry to serve as Vice Chair and Chair of the Nominating, Governance and Sustainability Committee
- ✓ Added Irene Moshouris to the Compensation Committee, Nominating, Corporate Governance and Sustainability Committee, and Audit Committee
- ✓ Added Bella Allaire to the Nominating, Corporate Governance and Sustainability Committee

2023

January 2023:

- ✓ Named Carolyn Roach as Chief Human Resources Officer, Ali Faghri as Chief Strategy Officer and Michael Abrahams as Chief Communications Officer
- ✓ Initiated sustainability roadmap efforts to assess and align on ESG priorities for stand-alone XPO, alongside independent ESG consultant

March 2023:

- ✓ Named Wendy Cassity as Chief Legal Officer
- ✓ Appointed Wes Frye to XPO's Board, adding direct LTL operational experience to the Board

April 2023:

- ✓ Created new Operational Excellence Committee of the Board, focused on overseeing the company's operational strategy and progress
  - Appointed CEO Mario Harik as Chair and Wes Frye and Allison Landry as members

2022 PERFORMANCE HIGHLIGHTS

For the full year 2022, under the skilled leadership of our NEOs, we delivered over $1 billion of LTL adjusted EBITDA, exceeding 2022 guidance, while generating robust free cash flow growth, based on the continuing operations of the business:

$7.7B
REVENUE
Up 7% year-over-year

$184M
NET INCOME[(1)]
Up 92% year-over-year

$997M
ADJUSTED EBITDA*
Up 23% year-over-year

$1.59
DILUTED EPS[(2)]
Up 92% year-over-year

$3.53
ADJUSTED DILUTED EPS[(2)]*
Up 82% year-over-year

$824M
CASH FLOW FROM OPERATIONS[(3)]
Up 68% year-over-year
Free cash flow* **up 11% year-over-year to $391 million**

$930M
TOTAL LIQUIDITY
Includes $470 million of borrowing capacity and $460 million of cash and cash equivalents as of December 31, 2022

2022
AMERICA'S MOST RESPONSIBLE COMPANIES LIST
Named by Newsweek

* *See Annex A for reconciliations of non-GAAP measures*

(1) From continuing operations attributable to common shareholders

(2) Diluted earnings from continuing operations per share

(3) Net cash provided by operating activities from continuing operations

SPECIAL NOTE REGARDING FINANCIAL INFORMATION

Financial information included in this Proxy Statement and accompanying materials is based on the 2022 Annual Report. On April 11, 2023, we recast our financial information to assist investors in assessing XPO's historical performance. A copy of the relevant recast financial information is included as Annex A for informational purposes.

2023 BOARD OF DIRECTORS NOMINEES

Our Board aims to create a diverse and highly skilled team of directors who provide our company with thoughtful board oversight. When selecting new directors, our Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers and willingness to devote adequate time to Board duties — all in the context of the needs of the Board at that point in time, and with the objective of ensuring a diversity of backgrounds, expertise and viewpoints. Our Board also endeavors to include highly qualified women and individuals from historically underrepresented groups in the candidate pool, and has engaged in a purposeful process of regular refreshment. The composition of our Board as of the Record Date was:

AGE


59 years
average age
2
2
3
2
40s
50s
60s
70s

TENURE


3.2 years
average tenure
0-5
6-12
years

GENDER & RACIAL / ETHNIC DIVERSITY


2
ethnically / racially
diverse
3
gender
diverse
55%
diverse

The following table provides summary information about each director nominee and committee memberships as of the date of this Proxy Statement. Each director is elected annually by a majority of the votes cast.

					Committee Memberships			
Name	**Director Since**	**Age**	**Occupation**	**Independent**	**AC**	**CC**	**NCGSC**	**OE**
Brad Jacobs	2011	66	Executive Chairman of the Board, XPO					
Jason Aiken*	2021	50	Executive Vice President, Technologies and Chief Financial Officer, General Dynamics Corporation	Y	C			
Bella Allaire	2022	69	Executive Vice President of Technology and Operations, Raymond James Financial, Inc.	Y			✓	
Wes Frye	2023	75	Former Senior Vice President and Chief Financial Officer, Old Dominion Freight Line, Inc.	Y				✓
Mario Harik	2022	42	Chief Executive Officer, XPO					C
Michael Jesselson	2011	71	President and Chief Executive Officer, Jesselson Capital Corporation	Y	✓			
Allison Landry	2021	44	Former Senior Transportation Research Analyst, Credit Suisse	Y		✓	C	✓
Irene Moshouris	2022	62	Senior Vice President-Treasurer, United Rentals, Inc.	Y	✓	✓	✓	
Johnny C. Taylor, Jr.	2021	54	President and Chief Executive Officer, Society of Human Resources Management	Y		C		

AC = Audit Committee
CC = Compensation Committee

NCGSC = Nominating, Corporate Governance and Sustainability Committee
OE = Operational Excellence Committee

C = Committee Chair
✓ = Committee Member
* = Audit Committee Financial Expert

SUMMARY OF QUALIFICATIONS AND EXPERIENCE OF DIRECTOR NOMINEES

	Brad Jacobs	Jason Aiken	Bella Allaire	Wes Frye	Mario Harik	Michael Jesselson	Allison Landry	Irene Moshouris	Johnny C. Taylor, Jr.
CORE COMPETENCIES THAT CONTRIBUTE TO SERVICE ON XPO'S BOARD									
BUSINESS OPERATIONS experience provides a practical understanding of developing, implementing and assessing our operating plan and business strategy.	✓	✓	✓	✓	✓	✓	✓	✓	✓
CORPORATE GOVERNANCE experience bolsters Board and management accountability, transparency and a focus on stockholder interests.	✓	✓	✓	✓	✓	✓	✓	✓	✓
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY experience allows our Board's oversight to guide our long-term value creation for stockholders in a way that is sustainable.	✓	✓			✓	✓	✓		✓
EFFECTIVE CAPITAL ALLOCATION experience is crucial to our Board's evaluation of our financial statements and capital structure.	✓	✓		✓		✓	✓	✓	
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES experience assists our directors in overseeing our financial reporting and internal controls.	✓	✓		✓		✓	✓	✓	
HUMAN RESOURCES MANAGEMENT experience allows our Board to further our goals of making XPO an inclusive workplace and aligning human resources objectives with our strategic and operational priorities.	✓	✓			✓	✓			✓
MULTINATIONAL CORPORATE MANAGEMENT experience informs the Board's strategic thinking, given the global nature of our business.	✓	✓		✓	✓	✓			
RISK MANAGEMENT experience is critical to our Board's role in overseeing the risks facing our company, including mitigation measures.	✓	✓	✓	✓	✓	✓		✓	✓
TALENT MANAGEMENT AND ENGAGEMENT experience helps our company attract, motivate and retain top candidates for leadership roles and innovation teams.	✓	✓	✓	✓	✓	✓		✓	✓
SKILLS CENTRAL TO XPO'S STRATEGY									
CUSTOMER SERVICE experience brings an important perspective to our Board, given the importance of customer retention to our business model.	✓	✓			✓	✓			✓
SALES AND MARKETING experience helps our Board assist with our business strategy and with developing new services and operations.	✓	✓			✓		✓		✓
MERGERS AND ACQUISITIONS, INTEGRATION AND OPTIMIZATION experience helps our company identify the optimal strategic opportunities for profitable growth and realize synergies.	✓	✓			✓	✓		✓	✓
TRANSPORTATION AND LOGISTICS INDUSTRY experience is important in understanding our competitive environment and market positioning.	✓			✓	✓		✓		✓
TECHNOLOGY AND INFORMATION SYSTEMS experience provides valuable insights as we continually seek to enhance customer outcomes and internal operations.	✓	✓	✓		✓				✓

SUSTAINABILITY CULTURE

Over the past several years, we have embarked on several important environmental initiatives, including piloting electric vehicles, investing in fleet technology, using alternative fuels in certain transport operations and retrofitting service centers with energy efficient features. Now that XPO has focused its business in North America on being an LTL carrier with a business model based entirely on transporting LTL freight safely and responsibly, we are taking a renewed look at our approach to sustainability and are focused on setting short-, medium- and long-term targets that match the expectations of stakeholders and that are aligned with our new operations. This will be the most effective way for XPO to achieve its commitment of net zero emissions by 2050.

Our efforts at reducing our carbon footprint in the short-, medium- and long-term incorporate industry-specific measurement standards as well as the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) standards. In 2022, we have also taken steps to begin to align our climate-related disclosure to the Task Force on Climate-Related Financial Disclosures (TCFD), building on our ongoing SASB and GRI reporting.

Guiding our work is XPO's materiality matrix, which was developed in 2022 in partnership with an independent firm, FrameworkESG, and describes the ESG and economic issues deemed high priority by our company and our stakeholders. The five highest-rated material issues include: health and safety, employee engagement, climate and greenhouse gas (GHG) emissions, talent management and data security and privacy. A second band of five issues that are important to our company and our stakeholders include: fleet management and innovation, diversity, equity and inclusion, network optimization, corporate governance and ethical conduct.

As we refine our sustainability strategy and pursue ESG-related goals and targets, aligned with our new business, we will be guided by this materiality analysis and mindful of the need to deliver value to our stakeholders. For employees, this means maintaining our established workplace culture that is rooted in physical and mental safety, where employees know they belong and where behavioral expectations are clearly defined in robust ethical guidelines. We reinforce diversity and inclusion through open-door management, a robust training curriculum, our virtual community on Workplace, and equal opportunity hiring and promotion policies. We monitor our progress with an ESG scorecard that measures our performance in six categories, including workforce and talent, employee and community safety, and diversity, equity and inclusion. Information about our workplace initiatives and our latest EEO-1 data is available at xpo.com/about-us/sustainability/.

We are also focused on enhancing environmental sustainability through actions such as investing in a modern fleet, optimizing delivery routes, training drivers in eco-friendly techniques, and purchasing electric trucks to deploy in strategic markets. We are proud to have been named one of America's Most Responsible Companies by Newsweek, and we are committed to continuing to be a sustainable company by performing to the highest standards of business conduct.

The Nominating, Corporate Governance and Sustainability Committee of the Board continues to oversee, and engage with, management regarding the company's sustainability strategies, performance and disclosures.

GOVERNANCE HIGHLIGHTS

Board and Committee Independence	Seven of our nine directors are independent. The Audit Committee, the Compensation Committee and the Nominating, Corporate Governance and Sustainability Committee each consist entirely of independent directors.
Separation of Chairman and CEO Roles	Effective November 1, 2022, upon the completion of the RXO spin-off, Mr. Jacobs, our founder who had been our chairman and CEO since 2011, became our executive chairman, and Mr. Harik became our CEO. Our Board determined that splitting the chairman and CEO roles would be in the best interests of the company and our stockholders in order to facilitate a smooth CEO transition.
Independent Board Oversight and Leadership Roles	We are committed to independent Board oversight. Alongside our executive chairman, our Board leadership structure includes a lead independent director and an independent vice chair. Our lead independent director is responsible for, among other duties, coordinating with the chairman with respect to meeting agendas, and calling and chairing sessions of the independent directors. Our vice chair is responsible for assisting the lead independent director in carrying out his duties and acting on his behalf when he is not present. The Board believes its leadership structure, as well as the leadership structure of the company, function cohesively and serve the best interests of our stockholders.
Board Refreshment	Our Board is committed to ensuring that its composition includes a range of expertise aligned with the company's business, as well as fresh perspectives on strategy. One of the ways the Board acts on this commitment is through the thoughtful refreshment of directors when appropriate. Upon the RXO spin-off, the composition of the Board changed to align more closely to the company's business and strategy. Three directors stepped down from the Board, five directors including Mr. Jacobs remained on the board, and three new directors including Mr. Harik, our CEO, joined the Board. In March 2023, the Board appointed an additional new director. Each new director brings valuable experience and perspectives to the Board.
Committee Rotations	As part of its annual review of committee assignments, the Board reconstitutes its committees and their chairs as needed to support the evolving needs of the company. Most recently, the company's committees were reconstituted in November 2022 upon the completion of the RXO spin-off.
Director Elections	All directors are elected annually for one-year terms or until their successors are elected and qualified.
Majority Voting for Director Elections	Our bylaws provide for a majority voting standard in uncontested elections, and further require that a director who fails to receive a majority vote must tender his or her resignation to the Board.
Board Evaluations	Our Board reviews committee and director performance through an annual process of self-evaluation.
Risk Oversight and Financial Reporting	Our Board seeks to provide robust oversight of current and potential risks facing our company by engaging in regular deliberations and participating in management meetings. Our Audit Committee contributes to strong financial reporting oversight through regular meetings with management and dialogue with our auditors.
Active Board Participation	Our Board held ten meetings during 2022. Each person currently serving as a director, except Mr. Wes Frye who was elected a director on March 8, 2023, attended at least 90% of the meetings of the Board and any committee(s) on which he or she served during the time he or she served on the Board or committee(s).
Direct Oversight of Sustainability	The Nominating, Corporate Governance and Sustainability Committee is tasked in its charter with supporting the Board in its oversight of the company's purpose-driven sustainability strategies and external disclosures; this includes engaging with management on material ESG matters and stakeholder perspectives.
Political Activity Disclosure and Oversight	In December 2022, the company adopted a Political Activity Policy that gives the Nominating, Corporate Governance and Sustainability Committee final approval over all political contributions by the company. The Policy also includes a commitment to publicly disclosing any political contributions by the company via a dedicated webpage that is easily accessible on the company's website.
Established Operational Excellence Committee	In April 2023, the company established the Operational Excellence Committee to review the company's strategies and objectives with respect to operational excellence, including continuous improvement of quality and service, operational efficiency, cost control, occupational safety, environmental compliance, and technological innovation. The Committee also will review, with management, reports and key performance indicators relating to progress and trends in company operational excellence and achievement against the company's strategies and objectives.

STOCKHOLDER OUTREACH AND ENGAGEMENT

Through collaboration by our investor relations team, management team and members of our Board, XPO has a robust year-round governance-focused stockholder engagement program. This program involves discussions about various matters of interest, such as our business and strategic priorities, financial and operating performance, corporate governance initiatives, executive compensation, ESG-related disclosures and practices, diversity and inclusion culture, human capital management and risk management. Feedback gathered from our stockholders throughout the year is regularly considered by the Board and management team, as the Board greatly values stockholder insights that help inform the decision-making processes and enhancements to XPO's policies and disclosures.

The Compensation Committee considers dialogue with existing stockholders to be especially critical in formulating our executive compensation philosophy and program. To that end, as a part of a holistic compensation review, following the 2022 Annual Meeting of Stockholders, XPO conducted a robust outreach and engagement program which members of the Compensation Committee participated in. Compensation Committee members participated in meetings with stockholders holding 31% of our common stock. A priority of the engagement initiative was to further understand the stockholder concerns that drove the 2022 say-on-pay vote in order to inform the design of Mr. Harik and new management team's compensation program. Additionally, in preparation for the closing of the RXO spin-off, another priority was to seek stockholder feedback on how to address the outstanding, in-flight awards.

Our robust engagement program included outreach to a broad range of our stockholders, with engagement statistics outlined below:

May 2022 [1]
Stockholder Outreach Statistics

Total Stockholders Contacted


Stockholders
Holding
63% O/S

Total Stockholders Engaged With


Stockholders
Holding
55% O/S

October 2022 – March 2023 [2]
Stockholder Outreach Statistics

Total Stockholders Contacted


Stockholders
Holding
66% O/S

Total Stockholders Engaged With


Stockholders
Holding
44% O/S

Note: "O/S" refers to shares of common stock outstanding.

(1) Calculated based on stockholder positions and shares outstanding as of June 30, 2022.
(2) Calculated based on stockholder positions and shares outstanding as of December 31, 2022.

RESPONSIVENESS TO 2022 SAY-ON-PAY VOTE

The following chart summarizes: (i) the executive compensation feedback provided by our stockholders through our focused engagement, and (ii) the ways in which the Compensation Committee sought to address this feedback in its decisions on prospective executive pay design and disclosures.

WHAT WE HEARD FROM STOCKHOLDERS	RESPONSIVE ACTIONS
Modifications to Outstanding Awards	
Equity Mix ■ Stockholders generally expressed a preference for the outstanding 2020 Cash Long-Term Incentive ("LTI") performance-based awards to incorporate an equity component, as opposed to being entirely cash-based.	■ Converted 100% of the target value of Mr. Jacobs and Mr. Harik's final 2023 tranche of the 2020 Cash LTI performance-based awards into performance-based equity.
Metrics ■ Some stockholders expressed a preference to remove the adjusted cash flow per share metric in the 2020 Cash LTI performance-based awards and, in choosing new operational or financial metrics for go-forward performance-based stock unit ("PSU") awards, to exclude gains from sales of real estate in calculating the selected measures. ■ Most stockholders continued to support the inclusion of relative metrics, such as relative total shareholder return ("TSR"), in LTI award structures.	■ Eliminated the adjusted cash flow per share metric from the final 2023 tranche of the 2020 Cash LTI performance-based awards and replaced it with a relative TSR metric to further align executive compensation with stockholder interests. ■ Operational and financial metrics used in our PSU award constructs exclude the impact of gains from real estate sales.
Change-in-Control Provision ■ Stockholders inquired about the Compensation Committee's stance on moving away from a single-trigger change-in-control provision in the previously granted awards, and indicated a preference for double-trigger provisions.	■ Eliminated single-trigger change-in-control provisions from outstanding performance-based awards held by NEOs, including those converted following the RXO spin-off; double-trigger provisions have now been applied to all outstanding awards.
Go-Forward Compensation Program Structure	
Formulaic Structure ■ Stockholders expressed a preference for short-term incentive ("STI") and LTI program structures to be less discretionary, more predictable and more formulaic.	■ Committed to a STI award that is purely formulaic • 2023 Annual Incentive for executive chairman, CEO and CFO based on adjusted EBITDA, with the application of a linear bonus payout curve from 50% threshold for performance at 90% of target to 200% at maximum for 120% of target ■ Adopted a formulaic LTI program with multiyear vesting periods, to be granted annually; this further reinforces a reliable, predictable incentive structure and aligns pay with performance • For executive chairman and CEO 80% of the award opportunity in the form of performance-based RSUs and 20% as time-based RSUs • For CFO 65% of the award opportunity in the form of performance-based RSUs and 35% as time-based RSUs
CEO Promotion ■ Stockholders overall asked for XPO to continue its robust disclosure of the CEO compensation package and sought to understand the structure of the Promotion PSU award granted to Mr. Harik in connection with his transition to the CEO position after the RXO spin-off.	■ As described further in this CD&A, Mr. Harik received a promotion award at his assumption to the CEO role to recognize his contributions to date and provide a competitive compensation package commensurate with the role. The Promotion PSU award is based entirely on achieving challenging relative TSR goals over a four-year cliff period, with target paying out if XPO's performance is at the 67th percentile relative to the S&P Midcap 400, and payout of 150% of target if performance is at the 83rd percentile ranking, with a chance to qualify for a modifier (up to a cap of 200% total payout) if XPO's TSR further outperforms select transportation peers.
CD&A Disclosure ■ Stockholders requested more clear disclosure of the Compensation Committee's considerations with respect to how it structured LTIs awarded to top executives, the reasoning behind the metrics chosen, and the level of pay granted.	■ The CD&A discloses the Compensation Committee's considerations around changes made to executive awards, which included reevaluating the pay program's structure in the context of stockholder feedback, and its relevance for the current company after two successive spin-offs.

WHAT WE HEARD FROM STOCKHOLDERS	RESPONSIVE ACTIONS
■ Stockholders requested more clarity around the Compensation Committee's use of a 25% modifier in the STI formula and the use of an ESG Scorecard.	■ The CD&A includes a thorough description of the Compensation Committee's go-forward approach to executive compensation, including the removal of discretionary components of the STI program and a new construct for the annual LTI awards. ■ The Compensation Committee expanded its disclosure of the initiatives embedded in the ESG scorecard by providing a view of all 43 deliverables relevant to the determination of 2022 performance achievement within the 2020 Cash LTI program, as well as the adjustments to the scorecard deemed necessary by the Compensation Committee in connection with the RXO spin-off for the final 2023 tranche of the award (now a part of a replacement PSU structure, remaining at a weighting of 25%). *See Annex B entitled "ESG Scorecard — 2022 Deliverables and Achievements".*

COMPENSATION GOVERNANCE HIGHLIGHTS

The company has adopted a compensation governance framework that includes the components described below, each of which the Committee believes reinforces the company's executive compensation philosophy.

WHAT WE DO	WHAT WE DON'T DO
✓ Significant emphasis on variable compensation. Our compensation program is heavily weighted toward variable compensation, including LTIs that are majority performance-based, and annual short-term cash incentives that are formulaically determined based on adjusted EBITDA. This allows the Committee to closely align total compensation values with company performance on an annual and long-term basis.	✗ No exceptional perquisites. Our NEOs have no relocation benefits or supplemental pension or retirement savings beyond what is provided broadly to all XPO employees. In addition, our NEOs have no personal use of executive health services, club memberships, stipends or financial planning services.
✓ Substantial portion of compensation linked to creation of stockholder value. Performance-based awards are, and have been, subject to meaningful stock price and/or earnings-related performance goals measured over service-based vesting periods. While performance-based awards have an important role in sustaining the NEOs' focus on the company's strategic objectives, the Committee also regularly reviews the full portfolio of XPO stockholdings for each NEO to ensure there is a sufficient amount of compensation at risk if the objectives are not met, further aligning compensation with stockholder returns and value creation, while sustaining the NEOs' focus on the company's strategic objectives.	✗ No pledging or hedging of company stock. Under our insider trading policy, our company's directors and executive officers, including the NEOs, are prohibited from pledging or holding company securities in a margin account. In addition, they are prohibited from engaging in hedging transactions, such as prepaid variable forwards, equity swaps, collars and exchange funds or any other transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of company equity securities.
✓ Stock ownership policies. The Board has established stock ownership guidelines and stock retention requirements that encourage a strong ownership mindset among our NEOs. Our ownership guidelines reflect 6x annual base salary for our CEO and 3x annual base salary for our other NEOs. In addition, certain awards of our executive chairman and CEO were amended during 2022 to include one-year holding periods after vesting, as described above.	✗ No guaranteed annual salary increases. Salary increases are not guaranteed annually and are benchmarked against market values.
✓ Clawback policy. Our NEOs are subject to clawback restrictions with respect to incentive compensation.	✗ No stock option repricing or discounted exercise price. Our company's equity incentive plan does not permit either stock option repricing without stockholder approval or stock option awards with an exercise price below fair market value.
✓ Restrictive covenants. Our NEOs are subject to comprehensive non-competition and other restrictive covenants.	✗ No golden parachute excise tax gross-ups. XPO does not provide golden parachute excise tax gross-ups.
✓ Engage with stockholders. Our Board values stockholder feedback and carefully considers investor perspectives for incorporation into its decision-making processes for governance, compensation and sustainability practices.	✗ No consultant conflicts. The Committee retains an independent compensation consultant who performs services only for the Committee, as described in more detail below under the heading *Role of the Committee's Independent Compensation Consultant*.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

AN OVERVIEW OF OUR MISSION AND HOW OUR BOARD COMPOSITION IS ALIGNED WITH OUR STRATEGY

Our company's mission is to be the leading provider of freight transportation services and help customers move goods efficiently through their supply chains in North America and Europe using our proprietary technology. We serve 48,000 customers with 554 locations and 38,000 employees. We care deeply about keeping our employees and customers happy, and we view safety, sustainability, strong governance and a purpose-driven culture as essential components of value creation.

Our company has two reportable segments: North American Less-Than-Truckload ("North American LTL"), the largest component of our business, and European Transportation. LTL in North America is a bedrock industry providing a critical service to the economy, with favorable pricing dynamics and a stable competitive landscape. We have one of the industry's largest asset-based, national networks of tractors, trailers, terminals and drivers in North America, serving approximately 27,000 customers. We provide shippers with critical geographic density and day-definite domestic and cross-border services to approximately 99% of U.S. zip codes, as well as Mexico, Canada and the Caribbean. Together, our capacity and reach give us the ability to manage large freight volumes efficiently and balance our network to leverage fixed costs. For the year ended December 31, 2022, we delivered approximately 18 billion pounds of freight.

Our Board of Directors consists of a highly skilled group of leaders who share our values and reflect our culture. Many of our directors have served as executive officers or board members of major companies and have an extensive understanding of the principles of corporate governance. As described on page 6, our Board as a whole has extensive expertise and skill sets, all of which are relevant to our company, business, industry and strategy.

DIRECTORS

Our Board of Directors currently consists of nine (9) members. The term of each of our directors will expire at the Annual Meeting. Our Board has nominated all of the current directors to stand for election at the Annual Meeting, as set forth in Proposal 1 on page 78 of this Proxy Statement.

Set forth below is information regarding each of our director nominees, including the experience, qualifications, attributes or skills that led our Board to conclude that each such nominee should serve as a director.

Brad Jacobs

Director since 2011
Executive Chairman since 2022

Age: 66



Mr. Jacobs has served as executive chairman of our Board of Directors since November 1, 2022 and previously held the titles of chairman and chief executive officer from September 2, 2011 to October 31, 2022. Mr. Jacobs has served as non-executive chairman of the board of directors of GXO Logistics, Inc. (NYSE: GXO) since August 2, 2021 and RXO, Inc. (NYSE: RXO) since November 1, 2022. Additionally, he is the managing member of Jacobs Private Equity, LLC. Prior to XPO, Mr. Jacobs led two public companies: United Rentals, Inc. (NYSE: URI), which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for that company's first six years, and as its executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems.

Board Committees: None

Other Public Company Boards: GXO Logistics, Inc. (NYSE: GXO); RXO, Inc. (NYSE: RXO)

Mr. Jacobs's Skills and Experience Aligned with XPO's Strategy:

- In-depth knowledge of the company's business resulting from his years of service with the company as its chief executive officer provides the Board with invaluable insight and critical perspective in overseeing XPO's long-term strategic priorities;
- Leadership experience as the company's chairman and chief executive officer of several public companies lends Mr. Jacobs the ability to facilitate productive decision-making and advice during the company's transformation in his role as executive chairman; and
- Extensive past and current experience as the chairman of boards of directors of several public companies gives Mr. Jacobs experience in providing valuable operational insights and strategic and long-term planning capabilities.

Jason Aiken Independent Director since 2021

Age: 50



Mr. Aiken has served as a director of the company since August 2, 2021. He has served as executive vice president, technologies and chief financial officer of General Dynamics Corporation since January 2023 and previously held the title of senior vice president and chief financial officer from January 2014 to January 2023. Prior to that, Mr. Aiken was the senior vice president and chief financial officer of General Dynamics subsidiary Gulfstream Aerospace Corporation, and held earlier positions with General Dynamics, including controller, vice president of accounting and director of consolidation accounting. Prior to joining General Dynamics, Mr. Aiken was an audit manager with Arthur Andersen LLP in Washington, D.C., where he provided audit and consulting services for defense contractors. He holds a masters in business administration degree from the Kellogg School of Management at Northwestern University, and a bachelor's degree in business administration and accounting from Washington and Lee University.

Board Committees:
- Chair of the Audit Committee

Other Public Company Boards: None

Mr. Aiken's Skills and Experience Aligned with XPO's Strategy:
- Significant financial and accounting expertise through his service as chief financial officer and other senior finance positions with a Fortune 100 company gives Mr. Aiken deep knowledge of financial strategy and risk management needed to serve on XPO's Board and lead the Audit Committee as committee chair; and
- Senior operational, transactional and strategic experience that has been and continues to be essential for XPO in its strategic spin-offs and continued efforts to drive stockholder value creation.

Bella Allaire Independent Director since 2022

Age: 69



Ms. Allaire has served as a director of the company since November 1, 2022. She has served as executive vice president of technology and operations of Raymond James Financial, Inc. since June 2011. Previously she was managing director and chief information officer of UBS Wealth Management, Americas, and held a variety of technology roles at Prudential Securities, including executive vice president and chief information officer. Ms. Allaire holds a bachelor's degree from Lviv University in Ukraine.

Board Committees:
- Member of the Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: None

Ms. Allaire's Skills and Experience Aligned with XPO's Strategy:
- Deep technical knowledge through her executive roles overseeing technological transformation and operations provide the company with important expertise in operational excellence and technological innovation; and
- Significant experience in cybersecurity and enterprise risk management, and talent management.

Wes Frye Independent Director since 2023

Age: 75



Mr. Frye has served as a director of the company since March 8, 2023. He served as senior vice president and chief financial officer for the last 18 years of his 30-year tenure at Old Dominion Freight Line, Inc. (NYSE: ODFL) from 1985 until his retirement in 2015. Mr. Frye holds an MBA degree in finance from the University of North Carolina at Charlotte, and a bachelor's degree in business administration from Appalachian State University.

Board Committees:

- Member of the Operational Excellence Committee

Other Public Company Boards: None

Mr. Frye's Skills and Experience Aligned with XPO's Strategy:

- Mr. Frye's direct LTL operational experience through 30-year tenure at Old Dominion Freight Line adds important industry expertise to the Board as the company continues in its next chapter as a pure-play LTL business; and
- Extensive finance and accounting knowledge gained through role as an operationally oriented chief financial officer at Old Dominion Freight Line gives Mr. Frye an understanding of financial undertakings and risks associated with XPO's business and the industry.

Mario Harik Director since 2022

Age: 42



Mr. Harik has served as a director and as chief executive officer of the company since November 1, 2022. Previously, Mr. Harik served as president of the company's North America Less-Than-Truckload business unit from October 2021 to October 2022. He was also XPO's chief information officer from November 2011 to October 2022 and chief customer officer from February 2021 to October 2022. Prior to XPO, Mr. Harik held positions as chief information officer and senior vice president of research and development with Oakleaf Waste Management, chief technology officer with Tallan, Inc., and co-founder and chief architect of web and voice applications with G3 Analyst. He holds a master's degree in engineering, information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut in Lebanon.

Board Committees:

- Chair of the Operational Excellence Committee

Other Public Company Boards: None

Mr. Harik's Skills and Experience Aligned with XPO's Strategy:

- Extensive leadership and company-specific experience as chief information officer, chief customer officer and president, North American LTL at XPO lends him a deep understanding of the business and the industry-best technology platform. Mr. Harik has helped build a platform to connect shippers and carriers more efficiently and build XPO into one of the largest North American trucking and logistics companies; and
- Mr. Harik's experience leading XPO's global technology strategy, organization and proprietary technology development demonstrates the value of his technical knowledge for XPO's Board.

Michael Jesselson

Independent Director since 2011

Age: 71



Mr. Jesselson has served as a director of the company since September 2, 2011 and served as lead independent director from March 2016 to October 31, 2022. He has been president and chief executive officer of Jesselson Capital Corporation since 1994. Mr. Jesselson served as a director of Ascendant Digital Acquisition Corp. III from November 2021 to February 2023 and as a director of Ascendant Digital Acquisition Corp. I from July 2020 to July 2021. He was a director of American Eagle Outfitters, Inc. (NYSE: AEO) from November 1997 to May 2017, most recently as its lead independent director. Earlier, he worked at Philipp Brothers, a division of Engelhard Industries from 1972 to 1981, then at Salomon Brothers Inc., in the financial trading sector. He is a director of C-III Capital Partners LLC, Clarity Capital and other private companies, as well as numerous philanthropic organizations. Mr. Jesselson also serves as the chairman of Bar Ilan University in Israel. He attended New York University School of Engineering.

Board Committees:

- Member of the Audit Committee

Other Public Company Boards: None.

Mr. Jesselson's Skills and Experience Aligned with XPO's Strategy:

- Significant experience with public company governance through prior service on the board of directors of American Eagle Outfitters, including as its lead independent director, contributes to the effective, independent oversight of XPO's Board and thoughtful approach to governance practices; and
- Mr. Jesselson's extensive investment expertise is important to XPO's business model as the company continues to invest in growth and provide value for its stockholders.

Allison Landry

Independent Director since 2021
Vice Chair since 2022

Age: 44



Allison Landry has served as a director of the company since August 2, 2021 and as vice chair since November 1, 2022. From September 2005 to July 2021, she was a senior transportation research analyst with Credit Suisse, covering the trucking, railroad, airfreight and logistics industries. Previously, Ms. Landry served as a financial analyst and senior accountant with OneBeacon Insurance Company (now Intact Insurance Specialty Solutions). She holds a master's degree in business administration from Boston University's Questrom School of Business, and a bachelor's degree in psychology from College of the Holy Cross.

Board Committees:

- Chair of the Nominating, Corporate Governance and Sustainability Committee
- Member of the Compensation Committee
- Member of the Operational Excellence Committee

Other Public Company Boards: None

Ms. Landry's Skills and Experience Aligned with XPO's Strategy:

- More than 15 years experience in the transportation sector, equity markets, research and analysis gives Ms. Landry invaluable investor perspective and understanding of stockholder value creation for XPO as the Chair of the Nominating, Corporate Governance and Sustainability Committee; and
- Significant experience in investments, financial analysis and valuation allows Ms. Landry to help XPO in continuously identifying and evaluating best strategic opportunities for profitable growth.

Irene Moshouris Independent Director since 2022

Age: 62



Ms. Moshouris has served as a director of the company since November 1, 2022. She has served as senior vice president-treasurer of United Rentals, Inc. (NYSE: URI) since April 2011 and previously held the position of vice president-treasurer from August 2006 to April 2011. Prior to that, Ms. Moshouris was vice president and deputy treasurer with Avon Products, Inc., corporate tax manager with GTE Corporation, tax director-pharmaceutical group with Sterling Winthrop Inc. and tax manager with Arthur Andersen & Co. She holds a master of laws in taxation from New York University School of Law, juris doctorate from Brooklyn Law School and bachelor's degree from Queens College.

Board Committees:

- Member of the Audit Committee, the Compensation Committee and the Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: None

Ms. Moshouris' Skills and Experience Aligned with XPO's Strategy:

- Financial leadership experience gained through her role as senior vice president and treasurer of United Rentals, as well as numerous treasury and tax management positions with global corporations, provides Ms. Moshouris with strong oversight skills necessary for a member of the audit committee; and
- International business experience, including international treasury role and director of global finance for Avon in Europe and Latin America, contributes to Board's oversight of strategy given the global nature of XPO's business.

Johnny C. Taylor, Jr. Independent Director since 2021
Lead Independent Director since 2022

Age: 54



Mr. Taylor has served as a director of the company since August 2, 2021 and lead independent director from November 1, 2022. He has served as president and chief executive officer of the Society of Human Resources Management (SHRM) since December 2017. Previously, Mr. Taylor served as president and chief executive officer of the Thurgood Marshall College Fund from May 2010 to December 2017. He has served as a member of the board of directors of Guild Education since February 2021 and of iCIMS, Inc. since March 2021. He has served as a trustee of the University of Miami since June 2017, as a corporate member of Jobs for America's Graduates since January 2018, and as a member of the National Board of Governors of the American Red Cross since June 2018. He's served as chairman of the President's Advisory Board on Historically Black Colleges and Universities and on the White House American Workforce Policy Advisory Board since February 2018. Mr. Taylor holds a juris doctorate degree and a master's degree from Drake University, and a bachelor's degree from the University of Miami.

Board Committees:

- Chair of the Compensation Committee

Other Public Company Boards: None

Mr. Taylor's Skills and Experience Aligned with XPO's Strategy:

- Mr. Taylor's more than 25 years experience in senior human resources, legal, and business roles across a variety of industries and organizations lends to the Board's oversight of business operations while incorporating crucial legal and human capital considerations; and
- His expertise in human capital strategy and management, diversity and inclusion, workplace culture, and leadership training provides a critical skill set for XPO's Board given the company's continued focus on human capital oversight and DE&I efforts.

ROLE OF THE BOARD

Our business and affairs are managed under the direction of our Board of Directors, which is our company's ultimate decision-making body, except with respect to those matters reserved to our stockholders. Our Board's mission is to maximize long-term stockholder value. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, monitors the performance of our company and management, and provides advice and counsel to management. In fulfilling the Board's responsibilities, our directors have full access to our management, internal and external auditors and outside advisors.

BOARD LEADERSHIP STRUCTURE AND SUCCESSION

Effective November 1, 2022, upon the completion of the RXO spin-off, Mr. Jacobs, our founder who had been our chairman and CEO since 2011, became our executive chairman, and Mr. Harik became our CEO. Our Board of Directors determined that splitting the chairman and CEO roles would be in the best interests of the company and our stockholders in order to position the company for success as a pure-play transportation company in North America and facilitate a smooth CEO transition. The Board believes that the executive chairman Board leadership structure ensures stability for the company after years of transformation and provides strong strategic leadership and key support for management, particularly in the initial years of Mr. Harik's tenure as CEO. As executive chairman, Mr. Jacobs leads our Board and oversees our overall corporate strategy, strategic customer and other key stakeholder relationships, and corporate development. Mr. Jacobs consults regularly with Mr. Harik and other members of management on growth strategies, critical human capital strategies, key stakeholder engagements and other strategic matters, and joins business operating review meetings to provide direction to leaders across the business. Under Mr. Jacobs' leadership as XPO's founder, chairman and CEO, Mr. Harik served as chief information officer since 2011 and chief customer officer since February 2021 and became president of the North American LTL business in October 2021. Thus, when Mr. Harik became CEO in November 2022, he had deep knowledge about our business. As CEO, Mr. Harik collaborates closely with Mr. Jacobs, executes on our strategy, and leads our day-to-day operations and culture. Together, Mr. Jacobs and Mr. Harik chart the mid- to long-term roadmap for our business and our value creation strategy.

Our Board is committed to providing effective independent oversight of our business. To strengthen its independent decision-making, our Board has approved a set of Corporate Governance Guidelines (the "Guidelines") which provide that the independent directors may appoint a lead independent director who presides over executive sessions of the independent directors. The position of lead independent director includes, among other duties: (i) presiding at all meetings of the Board of Directors at which the executive chairman is not present; (ii) presiding at all executive sessions of the independent directors; and (iii) calling additional meetings of the independent directors as necessary. The lead independent director also serves as a liaison between the executive chairman and the independent directors. Together with the executive chairman, the lead independent director reviews and approves Board meeting agendas to be distributed to our Board in order to ensure focus on critical matters and sufficient time for informed discussion of issues. The lead independent director is also available to meet with significant stockholders as required. On November 1, 2022, the independent directors appointed Mr. Taylor to serve as lead independent director, taking over the role from Mr. Jesselson, who prior thereto had served as the company's lead independent director since March 2016.

In addition, the Guidelines establish an independent vice chair position as part of its ongoing commitment to strong corporate governance. The vice chair is an independent director with authorities and duties that include, among others: (i) presiding at meetings of the Board where the executive chairman and lead independent director are not present; (ii) assisting the executive chairman, when appropriate, in carrying out his or her duties; (iii) assisting the lead independent director, when appropriate, in carrying out his or her duties; and (iv) such other duties, responsibilities and assistance as the Board or the executive chairman may determine, including stockholder engagement. Ms. AnnaMaria DeSalva served as vice chair from February 2019 until October 31, 2022 when she resigned from the XPO Board to join the RXO board, and on November 1, 2022 the independent directors appointed Ms. Landry to serve as vice chair.

Further information regarding the positions of lead independent director and vice chair is set forth in the Guidelines. The Guidelines are available on the company's website at www.xpo.com under the Investors tab.

BOARD RISK OVERSIGHT

Our Board of Directors provides overall risk oversight, with a focus on the most significant risks facing our company. In addition, the Board is responsible for ensuring that appropriate crisis management and business continuity plans are in place. The management of risks to our business, and the execution of contingency plans, are primarily the responsibility of our senior management team.

Our Board and senior management team regularly discuss the company's business strategy, operations, policies, controls, prospects, and current and potential risks. These discussions include approaches for assessing, monitoring, mitigating and controlling risk exposure. The full Board oversees the company's cybersecurity risk management program. The Board has delegated responsibility for the oversight of other specific risks to special committees as follows:

AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING, CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE
▪ Oversees the policies that govern the process by which our exposure to risk is assessed and managed by management. In that role, the Audit Committee discusses major financial risk exposures with our management and discusses the steps that management has taken to monitor and control these exposures. ▪ Responsible for reviewing risks arising from related party transactions involving our company, and for overseeing our companywide Code of Business Ethics and overall compliance with legal and regulatory requirements.	▪ Monitors the risks associated with our compensation philosophy and programs. ▪ Ensures that the company's compensation structure strikes an appropriate balance in motivating our senior executives to deliver long-term results for the company's stockholders, while simultaneously holding our senior leadership team accountable.	▪ Oversees risks related to our governance structure and processes, as well as risks associated with the company's corporate sustainability practices and reporting. ▪ Oversees the company's political activity and, pursuant to our Political Activity Policy, has final approval over all political contributions of the company.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Pursuant to our Guidelines, the company provides new directors with a director orientation program to familiarize such director with, among other things, the company's business, strategic plans, significant financial, accounting and risk management issue, compliance programs, conflicts policies, our Code of Business Ethics, the Guidelines, principal officers, and internal and external auditors.

Each director is expected to participate in continuing education programs in order to maintain the necessary level of expertise to perform her or her responsibilities as a director. The company reimburses directors for the reasonable costs of attending such programs.

COMMITTEES OF THE BOARD AND COMMITTEE MEMBERSHIP

Each of the Audit Committee, the Compensation Committee and the Nominating, Corporate Governance and Sustainability Committee has a written charter that complies with applicable SEC rules and with the NYSE Rules. The Operational Excellence Committee has a charter approved by the Board. These charters are available at www.xpo.com. You may obtain a printed copy of any of these charters, without charge, by sending a request to Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

The Audit, Compensation and Nominating, Corporate Governance and Sustainability Committees are each comprised entirely of independent directors within all applicable standards, as discussed below. Our Board's general policy is to review and approve committee assignments annually. After consulting with our executive chairman of the Board and considering member qualifications, the Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all committee assignments, including the roles of committee chairs. Each committee is authorized to retain, in its sole authority, its own outside counsel and other advisors at the company's expense as it desires. Also, each committee may form and delegate authority to subcommittees when appropriate. Our Board may eliminate or create additional committees as it deems appropriate. As such, in April 2023 the Board established the Operational Excellence Committee, focused on overseeing the company's operation strategy and progress.

The following table sets forth the membership of each of our Board committees as of the date of this Proxy Statement. Mr. Jacobs does not serve on any Board committees.

Name	Audit Committee	Compensation Committee	Nominating, Corporate Governance and Sustainability Committee	Operational Excellence Committee
Jason Aiken*	C			
Bella Allaire			✓	
Wes Frye				✓
Mario Harik				C
Michael Jesselson	✓			
Allison Landry		✓	C	✓
Irene Moshouris	✓	✓	✓	
Johnny C. Taylor, Jr.		C		

C = Committee chair ✓ = Committee member * = Audit Committee Financial Expert

A summary of the committees' responsibilities is as follows:

Audit Committee. Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to assist our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our independent registered public accounting firm, (v) the performance of our independent registered public accounting firm and internal audit function and (vi) related party transactions. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years, and is able to read and understand fundamental financial statements. From January 1, 2022 to October 31, 2022, the Audit Committee was comprised of the following four directors: Mr. Aiken (chair), Ms. AnnaMaria DeSalva, Mr. Jesselson and Ms. Landry. Ms. DeSalva resigned from the company's Board on October 31, 2022 to join the RXO board. From November 1, 2022 to the date of this Proxy Statement the Audit Committee has been comprised of the following three directors: Mr. Aiken (chair), Mr. Jesselson and Ms. Moshouris. Our Board has determined that Mr. Aiken qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Exchange Act. During 2022, the Audit Committee met five times and acted three times via unanimous written consent.

Compensation Committee. The primary responsibilities of the Compensation Committee are, among other things: (i) to oversee the administration of our compensation programs, (ii) to review and approve the compensation of our executive management, (iii) to review company contributions to qualified and non-qualified plans, (iv) to prepare any report on executive compensation required by SEC rules and regulations, and (v) to retain independent compensation consultants and oversee the work of such consultants. During 2022, the Compensation Committee met 15 times and, in addition, acted twice via unanimous written consent to deliberate on a range of matters relating to compensation, including:

- Certification of goal attainment for PSU awards;
- Director and executive compensation benchmarking, compared to market levels of pay;
- Trends in executive pay practices and relevant developments within the regulatory landscape;
- Executive compensation decision frameworks and strategies for cash and LTI compensation;
- Thresholds, targets and/or maximum values related to cash compensation;
- Risk assessment of incentive compensation plans;
- NEO performance evaluations with respect to financial and non-financial goals and expectations;
- Approval of compensation decisions for directors and executive officers;
- Evaluation of share utilization (i.e., burn rate and dilution) in our employee equity plan;
- Compliance with executive stock ownership guidelines;
- Material changes in benefit plans across the company;
- Cash bonus accruals for employees in our company's annual incentive plan, based on financial performance of each business;
- Review and certification of compensation advisor independence; and
- Inclusion of the compensation, discussion and analysis disclosure in the company's annual proxy statement and its incorporation by reference into the company's annual report on Form 10-K.

From January 1, 2022 to October 31, 2022, the Compensation Committee was comprised of the following three directors: Mr. Taylor (chair), Ms. Kissel and Ms. Landry. On October 31, 2022, Ms. Kissel resigned from the company's Board to join the RXO board. From November 1, 2022 to the date of this Proxy Statement the Compensation Committee has been comprised of the following directors: Mr. Taylor (chair), Ms. Landry and Ms. Moshouris.

Nominating, Corporate Governance and Sustainability Committee. The primary responsibilities of the Nominating, Corporate Governance and Sustainability Committee are, among other things: (i) to identify individuals qualified to become Board members and recommend that our Board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the Board to fill a vacancy, (ii) to make recommendations to the Board concerning committee appointments, (iii) to develop, recommend to the Board and annually review the Guidelines and oversee corporate governance matters, (iv) to support the Board in its oversight of our company's purpose-driven sustainability strategies, performance and external disclosures, including ESG matters and related stakeholder engagement, and (v) to oversee an annual evaluation of our Board and its committees. From January 1, 2022 to October 31, 2022, the Nominating, Corporate Governance and Sustainability Committee was comprised of the following three directors: Ms. AnnaMaria DeSalva (chair), Mr. Jesselson and Mr. Adrian Kingshott. Ms. DeSalva and Mr. Kingshott resigned from the company's Board on October 31, 2022 to join the RXO board. From November 1, 2022 to the date of this Proxy Statement the Nominating, Corporate Governance and Sustainability Committee has been comprised of the following three directors: Ms. Landry (chair), Ms. Allaire and Ms. Moshouris. The Nominating, Corporate Governance and Sustainability Committee met once during 2022 and acted four times via unanimous written consent.

Operational Excellence Committee. Our Operational Excellence Committee is a standing committee of the Board formed on April 12, 2023. The primary responsibilities of the Committee are to review the company's strategies and objectives with respect to operational excellence, including financial and operational performance, continuous improvement of quality and service, operational efficiency, cost control, safety and technological innovation. The Committee will also review, with management, reports and key performance indicators relating to progress and trends in company operational excellence and achievement against the company's strategies and objectives. The Committee is comprised of Mr. Harik (chair), Mr. Frye and Ms. Landry.

Our Board of Directors held ten meetings during 2022. Each person currently serving as a director, except Mr. Frye who was elected a director on March 8, 2023, attended at least 90% of the meetings of the Board and any committee(s) on which he or she served during the time he or she served on the Board or committee(s). In addition, during 2022, our Board of Directors acted five times via unanimous written consent.

Our directors are expected to attend our annual meetings. Any director who is unable to attend is expected to notify the chairman of the Board in advance of the meeting date. All of our directors then serving and standing for re-election attended the 2022 Annual Meeting of Stockholders.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation of each person who served as a non-employee director of our company during 2022.

2022 Director Compensation Table[(1)]

Name	Fees Earned in Cash[(2)]	Stock Awards[(3)]	Total
Jason Aiken[(4)]	$105,000	$190,000	$295,000
Bella Allaire[(5)]	13,261	31,753	45,014
AnnaMaria DeSalva[(6)]	104,280	158,247	262,527
Michael Jesselson[(7)]	100,856	190,000	290,856
Adrian Kingshott[(8)]	66,739	158,247	224,986
Mary Kissel[(9)]	66,739	158,247	224,986
Allison Landry[(10)]	87,459	190,000	277,459
Irene Moshouris[(11)]	13,261	31,753	45,014
Johnny C. Taylor, Jr.[(12)]	104,144	190,000	294,144

(1) Compensation information for Brad Jacobs and Mario Harik, who are NEOs of our company, is disclosed in this Proxy Statement under the heading *Executive Compensation — Compensation Tables*. Mr. Jacobs and Mr. Harik did not receive additional compensation for their service as a director.

(2) The amounts reflected in this column represent the fees earned by the directors for their service during 2022. Because the fees are paid in arrears and fourth quarter payments are received during the following calendar year, fees earned more accurately represent the compensation received by our directors.

(3) The amounts reflected in this column represent a full or prorated grant date fair value of the awards made in 2022, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 "Compensation — Stock Compensation" ("ASC 718"). For further discussion of the assumptions used in the calculation of the grant date fair value, please see "Notes to Consolidated Financial Statements — Note 15. Stock-Based Compensation" of our company's Annual Report on Form 10-K for the year ended December 31, 2022 (the "2022 Form 10-K"). Each director serving on January 3, 2022 was granted an award of 2,538 restricted stock units ("RSUs"), corresponding to the value of $190,000, the amount of annual equity compensation paid to our directors. The number of RSUs was adjusted as of the RXO spin-off date to maintain the pre-spin-off economic value of the shares of common stock underlying the RSUs. Mr. Aiken, Mr. Jesselson, Ms. Landry and Mr. Taylor served as directors the entire

calendar year of 2022 and their full grant vested on January 3, 2023. As a result of the RXO spin-off, Ms. DeSalva, Mr. Kingshott and Ms. Kissel resigned from the company's board on October 31, 2022 to join the RXO board. Their amounts represent a prorated value of the RSUs from January 1, 2022 to October 31, 2022 and their grants were transferred to RXO as per the terms of the spin-off transaction. Ms. Allaire and Ms. Moshouris joined the company's board on November 1, 2022 and received a prorated award of 902 RSUs worth $31,753. These awards vested on January 3, 2023.

(4) As of December 31, 2022, Mr. Aiken held 4,040 RSUs. As of the Record Date, Mr. Aiken directly owns 920 shares of our common stock and 4,040 RSUs that are or will become vested within 60 days of the Record Date, as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management*."

(5) As of December 31, 2022, Ms. Allaire held 902 RSUs. As of the Record Date, Ms. Allaire directly owns 902 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management*.

(6) As of October 31, 2022, Ms. DeSalva held 14,508 RSUs. Ms. DeSalva resigned from the company's board on October 31, 2022 to join the RXO board and her RSUs were transferred to RXO as per the terms of the spin-off transaction.

(7) As of December 31, 2022, Mr. Jesselson held 19,928 RSUs. As of the Record Date, Mr. Jesselson directly and indirectly owns a total of 290,029 shares of our common stock and 15,888 RSUs that are or will become vested within 60 days of the Record Date, as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

(8) As of October 31, 2022, Mr. Kingshott held 42,261 RSUs. Mr. Kingshott resigned from the company's board on October 31, 2022 to join the RXO board and his RSUs were transferred to RXO as per the terms of the spin-off transaction.

(9) As of October 31, 2022, Ms. Kissel held 2,538 RSUs. Ms. Kissel resigned from the company's board on October 31, 2022 to join the RXO board and her RSUs were transferred to RXO as per the terms of the spin-off transaction.

(10) As of December 31, 2022, Ms. Landry held 4,040 RSUs. As of the Record Date, Ms. Landry directly owns a total of 4,960 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

(11) As of December 31, 2022, Ms. Moshouris held 902 RSUs. As of the Record Date, Ms. Moshouris directly owns 902 shares of our common stock as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

(12) As of December 31, 2022, Mr. Taylor held 4,040 RSUs. As of the Record Date, Mr. Taylor directly owns a total of 920 shares of our common stock and 4,040 RSUs that are or will become vested within 60 days of the Record Date, as disclosed in this Proxy Statement under the heading *Security Ownership of Certain Beneficial Owners and Management.*

The compensation of our directors is subject to approval by our Board, which is based, in part, on the recommendation of the Compensation Committee. Directors who are employees of our company do not receive additional compensation for service as members of either our Board of Directors or its committees.

For service during calendar year 2022, our non-employee directors received an annual cash retainer of $80,000, payable quarterly in arrears, and time-based RSUs ("Time-Based RSUs") worth $190,000. The annual grant of such Time-Based RSUs was made on the first business day of 2022 (the "RSU Grant Date") and the number of units was determined by dividing $190,000 by the average of the closing prices of the company's common stock on the ten trading days immediately preceding the RSU Grant Date. The grant vested on the first business day of 2023. The vice chair of the Board received an additional $25,000 annual cash retainer, payable quarterly in arrears. The lead independent director also received an additional $25,000 annual cash retainer, payable quarterly in arrears. The chairmen of our Audit Committee, our Compensation Committee, and our Nominating, Corporate Governance and Sustainability Committee each received an additional cash retainer of $25,000, $20,000 and $20,000, respectively, payable quarterly in arrears.

No other fees are paid to our directors for their attendance at or participation in meetings of our Board or its committees. We reimburse our directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

In 2016, our Board adopted a stock ownership policy establishing guidelines and stock retention requirements that apply to our non-employee directors and executive officers. Non-employee directors are subject to a stock ownership guideline of six (6) times the annual cash retainer. To determine compliance with these guidelines, generally, common shares held directly or indirectly, vested restricted stock units subject to deferred delivery of stock, and unvested restricted stock units subject solely to time-based vesting, count towards meeting the stock ownership guidelines. Stock options and equity-based awards subject to performance-based vesting conditions are not counted toward meeting stock ownership guidelines until they have been exercised or the performance conditions are met, as applicable. Until the guidelines are met, 70% of shares received upon settlement of equity-based awards are required to be retained by the director. Under the policy, a newly-appointed director is required to reach the required ownership level no later than three years from the date of his or her appointment. As of the Record Date, Mr. Jesselson was in compliance with the policy. Mr. Aiken, Ms. Landry and Mr. Taylor need to acquire the necessary amount of equity by August 2, 2024. Ms. Allaire and Ms. Moshouris need to acquire the necessary amount of equity by November 1, 2025 and Mr. Frye needs to acquire the necessary amount of equity by March 8, 2026.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our Compensation Committee have been an officer or employee of our company. During 2022, there were no material reportable transactions between the company and the members of the Compensation Committee and none of our executive officers served on any compensation committee or board of directors of any entity that has one or more executive officers serving on our Compensation Committee or on our Board of Directors.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS ETHICS

Our Board of Directors is committed to sound corporate governance principles and practices. Our Board adopted Corporate Governance Guidelines on January 16, 2012, and adopted amendments to the Guidelines on February 7, 2019 to establish the

position of vice chair of the Board. The vice chair provides support to the chairman, lead independent director and the Board on key governance matters and stockholder engagement.

The Guidelines serve as a framework within which our Board conducts its operations. Among other things, the Guidelines include criteria for determining the qualifications and independence of the members of our Board, requirements for the standing committees of our Board and responsibilities for members of our Board, including meeting attendance, and responsibility for conducting an annual evaluation of the effectiveness of our Board and its committees. The Nominating, Corporate Governance and Sustainability Committee is responsible for reviewing the Guidelines annually, or more frequently as appropriate, and recommending appropriate changes to our Board in light of applicable laws and regulations, the governance standards identified by leading governance authorities, and our company's evolving needs.

We have a Code of Business Ethics (the "Code") that applies to our directors and executive officers. This Code is designed to deter wrongdoing, promote the honest and ethical conduct of all employees and promote compliance with applicable governmental laws, rules and regulations, as well as provide clear channels for reporting concerns. The Code constitutes a "code of ethics" as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code or waivers of any provision of the Code as applicable to our principal executive officer, our principal financial officer and our principal accounting officer, by posting such disclosures on our website pursuant to SEC rules. The Guidelines and our Code of Business Ethics are available on our website at www.xpo.com. In addition, you may obtain a printed copy of these documents, without charge, by sending a request to Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

DIRECTOR INDEPENDENCE

Under the Guidelines, our Board of Directors is responsible for making independence determinations annually with the assistance of the Nominating, Corporate Governance and Sustainability Committee. Such independence determinations are made by reference to the independence standard under the Guidelines and the definition of "independent director" under Section 303A.02 of the NYSE Rules. Our Board has affirmatively determined that each person who served as a director during any part of 2022, except for Mr. Jacobs, the executive chairman of the Board, and Mr. Harik, our CEO, satisfies the independence standards under the Guidelines and the NYSE Rules.

In addition to the independence standards provided in the Guidelines, our Board has determined that each director who serves on our Audit Committee satisfies standards for independence of Audit Committee members established by the SEC; that is, the director may not: (i) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than their director compensation, or (ii) be an affiliated person of our company or any of its subsidiaries. Our Board has also determined that each member of the Compensation Committee satisfies the NYSE standards for independence of Compensation Committee members. Additionally, our Board has determined that each member of the Nominating, Corporate Governance and Sustainability Committee satisfies the NYSE standards for independence. In making the independence determinations for each director, our Board and the Nominating, Corporate Governance and Sustainability Committee analyzed certain relationships of the directors including both those that were not required to be disclosed pursuant to Item 404(a) of Regulation S-K and those required to be disclosed pursuant to Item 404(a) of Regulation S-K as set forth below in the section titled Certain Relationships and Related Party Transactions. For Mr. Aiken, Ms. Moshouris and Mr. Taylor, the relationships not required to be disclosed below include ordinary course commercial transactions between our company and the companies at which Mr. Aiken, Ms. Moshouris and Mr. Taylor serve in a leadership capacity.

DIRECTOR SELECTION PROCESS

The Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board of Directors all nominees for election to the Board, including nominees for re-election to the Board, in each case, after consultation with the chairman of the Board and in accordance with our company's contractual obligations.

Under the terms of an Investment Agreement, dated June 13, 2011 (the "Investment Agreement"), by and among Jacobs Private Equity, LLC ("JPE"), the other investors party thereto (collectively with JPE, the "Investors"), and our company, JPE has the right to designate certain percentages of the nominees for our Board of Directors so long as JPE owns securities representing specified percentages of the total voting power of our capital stock on a fully-diluted basis. JPE does not currently own securities representing the required voting power to qualify for the right to designate nominees for our Board of Directors. The foregoing rights of JPE under the Investment Agreement are in addition to, and not in limitation of, JPE's voting rights as a holder of capital stock of our company. The Investment Agreement does not grant special voting rights to JPE or the other Investors; each share of company's stock votes equally for each director. JPE is controlled by Brad Jacobs, our executive chairman. The Investment Agreement and the terms contemplated therein were approved by our stockholders at a special meeting on September 1, 2011. None of the foregoing will prevent our Board of Directors from acting in accordance with its fiduciary duties or applicable law or stock exchange requirements or from acting in good faith in accordance with our governing documents, while giving due consideration to the intent of the Investment Agreement.

In considering new nominees for election to our Board (subject to the contractual rights granted to JPE pursuant to the Investment Agreement), the Nominating, Corporate Governance and Sustainability Committee considers, among other things, breadth of experience, financial expertise, wisdom, integrity, an ability to make independent analytical inquiries, an understanding of our

company's business environment, knowledge and experience in areas such as technology and marketing, and other disciplines relevant to our company's businesses, the nominee's ownership interest in our company, and a willingness and ability to devote adequate time to Board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring diversity in the background, experience and viewpoints of Board members. When searching for new directors, our Board endeavors to actively seek out highly qualified women and individuals from historically underrepresented groups to include in the candidate pool. Our Board aims to create a team of diverse and highly skilled directors who provide our company with thoughtful board oversight. The Nominating, Corporate Governance and Sustainability Committee assesses the effectiveness of its diversity efforts through periodic evaluations of the Board's composition.

Subject to the contractual rights granted to JPE pursuant to the Investment Agreement, the Nominating, Corporate Governance and Sustainability Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management, recommendations from our stockholders or any other source the committee deems appropriate, including engaging a third-party consulting firm to assist in identifying independent director candidates.

Our Board will consider nominees submitted by our stockholders, subject to the same factors that are brought to bear when it considers nominees referred by other sources. Our stockholders can nominate candidates for election as directors by following the procedures set forth in our bylaws, which are summarized below. We did not receive any director nominees from our stockholders for the Annual Meeting.

Our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 180 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. As more specifically provided in our bylaws, any nomination must include: (i) the nominator's name and address and the number of shares of each class of our capital stock that the nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, (iii) the information with respect to each such proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules, and (iv) the consent of the proposed candidate to serve as a member of our Board.

Any stockholder who wishes to nominate a potential director candidate must follow the specific requirements set forth in our bylaws, a copy of which may be obtained by sending a request to Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

BOARD OVERSIGHT OF HUMAN RESOURCES MANAGEMENT

Our management team and Board are committed to creating an engaging workplace for our employees and attracting a high caliber of talent to our organization. Our success relies in large part on our robust governance structure and Code of Business Ethics, our good corporate citizenship and, importantly, engaged employees who embrace our values. Our management team and Board work together in a transparent manner, allowing for open communication, including with respect to human resources-related matters. Our directors have access to information about our human resources operations and plans, and our chief human resources officer attends and regularly presents at meetings of our Board. Additionally, all members of the Board are invited to attend internal monthly operating review meetings with business unit leaders. These meetings include discussions about human capital management topics such as employee health and safety, ESG initiatives and employee engagement. The Compensation Committee met a combined 15 times during 2022 and acted an additional two times via unanimous written consent. The Committee discussions focused on executive compensation, ESG initiatives and other items related to human resources management.

Given macro-economic pressures, we continue to focus on maintaining our position as an employer of choice. This requires an unwavering commitment to workplace inclusion and safety, as well as a competitive total compensation that meets the needs of our employees and their families. Throughout 2022, we continued to make ongoing significant investments in direct employee communications, conducting both quarterly and annual engagement surveys, holding almost 3,000 roundtable discussions and safety and engagement committee meetings across our North American LTL network, and introducing an employee app, XPO Go, to give round-the-clock access to company information to all employees. We continue to be responsive to employee feedback in developing new, and enhancing existing, programs and experiences that support the safety, well-being and satisfaction of our employees in the following areas, among others:

- *Diversity, Equity and Inclusion (DE&I):* We take pride in having an inclusive workplace that encourages a diversity of skills and perspectives. We welcome employees of every gender identity, sexual orientation, race, ethnicity, national origin, religion, life experience and disability. Our employees take inclusivity training through our XPO University e-learning portal, and we engage in academic partnerships that advance diversity in higher education; these partnerships include our collaborations with Historically Black Colleges and Universities and the Hispanic Association of Colleges and Universities. We celebrate Black history, women's history, LGBTQ+ pride, Hispanic heritage, Native American heritage, Asian American heritage and military veterans, and we sponsor multicultural employee resource groups.
- *Health and Safety:* The physical and emotional safety of our employees is our top priority, and we have numerous protocols in place to ensure a safe work environment. We work to decrease occupational injuries and illnesses is through our global Road to Zero program, which instills safety and compliance awareness through education, mentoring, communication and on-the-job

training. As part of this safety program, we track accident-free miles and recognize XPO drivers who have achieved a million-mile safety milestone. As of December 31, 2022, over 2,400 of our drivers have achieved the million-mile accident-free safety designation at XPO, with 252 drivers hitting this threshold in 2022, including XPO's first driver to reach four million accident-free miles. Further to our record on driver safety, our LTL driver training schools are led by veteran XPO drivers and reinforce our culture of safety.

- *Employee Engagement and Development*: We ask our employees for feedback through engagement surveys, roundtables and town halls, as well as quarterly satisfaction surveys among our "wired" employees and an annual satisfaction survey among our "non-wired" U.S. employee audience. We use these periodic engagements to gauge our progress, ask for constructive suggestions and develop action plans at the business unit and facility levels to implement targeted improvements. Our annual engagement survey of the North American LTL business and our quarterly engagement survey both yielded approximately 80% participation rates in 2022, and employee satisfaction scores rose to their highest historical levels. We emphasize professional development and the identification of top industry talent in all aspects of our talent development process. Our professional development initiatives include Grow at XPO, RISE, XPO Accelerate and an XPO Freight Management Training ("FMT") Program.
- *Expansive Total Rewards:* Our total compensation package is instrumental to our rewarding workplace culture and conveys our appreciation to employees for choosing XPO. In 2022, we provided additional wage increases to approximately 5,000 eligible employees in over 80 locations, apart from our annual merit and hourly pay increases across the broader population. In total across our North American LTL and European Transportation segments, we expanded our permanent employee population by 4% year-over-year with a net 1,384 new employees, as part of our ongoing investments in growth. We also offered comprehensive health plan options, a pregnancy care policy, family bonding policy, tuition reimbursement, company contributions to 401(k) retirement accounts and additional benefits, such as virtual preventive health care, virtual physical therapy and diabetes management services at no cost to employees, as well as supplemental insurance, short-term loans and a personalized Total Rewards Statement.

For additional details of our global progress in these key areas, see Human Capital Management included in Part I, Item 1 of our 2022 Form 10-K.

BOARD OVERSIGHT OF SUSTAINABILITY MATTERS

Our commitment to advancing sustainability is reflected in our efforts to continually improve our performance on matters that serve the interests of our stakeholders — our stockholders, customers, employees and the communities in which we work and live. The XPO Board of Directors supports these efforts by providing oversight of, and engagement with management regarding, various sustainability initiatives. Since 2020, the Board's Nominating, Corporate Governance and Sustainability Committee has operated under a charter that describes the Committee's purpose as, in part, overseeing the work of management regarding the development of sustainability strategies and its associated performance and disclosures. For example, members of the Committee engage with shareholders to discuss XPO's ESG priorities and seek feedback on the company's performance. Likewise, the chair and members of the Committee periodically, and at least once every year, meet with management to discuss the development of and progress on sustainability matters, including the preparation and publication of XPO's sustainability update.

We know that efforts to advance sustainability are essential to XPO's long-term viability and that ESG-related initiatives foster equitable workplaces and attract stakeholders that want to do business with a partner that shares their goals. The Board is committed to ensuring that sustainability features prominently in its deliberations and informs its overall approach to risk oversight. Our most recent sustainability report is available at sustainability.xpo.com.

BOARD OVERSIGHT OF INFORMATION TECHNOLOGY AND CYBERSECURITY RISK MANAGEMENT

Our Board maintains direct oversight over information technology and cybersecurity risk. The directors both receive and provide feedback on regular updates from management regarding information technology and cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, and the results of security breach simulations. The Board also discusses relevant incidents in the industry and the evolving threat landscape.

Our company has a robust cybersecurity team managed by our chief information security officer. This team continuously reviews relevant legislative, regulatory and technical developments and enhances our information security capabilities in order to protect against potential threats.

We are committed to continually improving our detection and recovery processes and have rolled out an IT security training program that all employees are required to complete at regular intervals. We also have obtained an information security risk insurance policy.

STOCKHOLDER COMMUNICATION WITH THE BOARD

Stockholders and other parties interested in communicating with our Board of Directors, any Board committee, any individual director, including our lead independent director, or any group of directors (such as our independent directors) should send written correspondence to Board of Directors c/o Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831. Please note that we will not forward communications to the Board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.

STOCKHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

Stockholder proposals intended to be presented at our 2024 Annual Meeting of Stockholders must be received by our Corporate Secretary no later than December 22, 2023, in order to be considered for inclusion in our proxy materials, pursuant to Rule 14a-8 under the Exchange Act.

As more specifically provided for in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board of Directors or by a stockholder entitled to vote and who has delivered proper notice to us not less than 90 days, and not more than 180 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. For example, assuming that our 2024 Annual Meeting of Stockholders is held on or after May 17, 2024, any stockholder proposal to be considered at the 2024 Annual Meeting of Stockholders, including nominations of persons for election to our Board, must be properly submitted to us no earlier than November 19, 2023 and no later than February 17, 2024.

Additionally, to comply with the SEC's universal proxy rules (once effective), stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 18, 2024.

Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request sent to Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under its written charter, the Audit Committee of our Board of Directors is responsible for reviewing and approving or ratifying any transaction between our company and a related person (as defined in Item 404 of Regulation S-K) that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting any such transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

Since January 1, 2022, we have not been a participant in any transaction or series of similar transactions in which the amount exceeded or will exceed $120,000 and in which any current director, executive officer, holder of more than 5% of our capital stock, or any member of the immediate family of the foregoing, had or will have a material interest, except for the transactions previously disclosed in this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our voting securities as of the Record Date by: (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (ii) each director, (iii) each NEO, and (iv) all executive officers and directors as a group. None of the foregoing persons beneficially owned any shares of equity securities of our subsidiaries as of the Record Date.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a voting security if such person has (or shares) either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held solely by the beneficial owner, and which are exercisable or convertible within 60 days, have been exercised or converted. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is care of XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding(1)
Beneficial Ownership of 5% or more:		
MFN Partners, LP(2)	12,675,369	11.0%
BlackRock, Inc.(3)	11,244,910	9.7%
The Vanguard Group(4)	10,751,543	9.3%
Orbis Investment Management Limited(5)	9,992,273	8.6%
Directors:		
Jason Aiken	4,960(6)	*
Bella Allaire	902	*
Wes Frye	1,500	*
Michael Jesselson	305,917(7)	*
Allison Landry	4,960	*
Irene Moshouris	902	*
Johnny C. Taylor, Jr.	4,960(8)	*
NEOs:		
Brad Jacobs+	1,688,117(9)	1.5%
Mario Harik+	123,548	*
Carl D. Anderson II(10)	—	—
Ravi Tulsyan(11)	20,025	*
Current Directors and Executive Officers as a Group: (10 People)	2,135,766(12)	1.8%

* Less than 1%

\+ Director and Executive Officer

(1) For purposes of this column, the number of shares of the class outstanding for each person reflects the sum of: (i) 115,750,166 shares of our common stock that were outstanding as of the Record Date, and (ii) the number of RSUs held, if any, that are or will become vested within 60 days of the Record Date.

(2) Based on Amendment No. 1 to the Schedule 13G filed on August 12, 2022 by (i) MFN Partners, LP (the "Partnership"); (ii) MFN Partners GP, LLC ("MFN GP"), as the general partner of the Partnership; (iii) MFN Partners Management, LP ("MFN Management"), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC ("MFN LLC"), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC (each, a "Reporting Person" and collectively, the "Reporting Persons"), which reported that, as of August 11, 2022, the Reporting Persons collectively owned 12,675,369 shares of our common stock with shared voting power and shared dispositive power. The address of the principal business office of each of the Partnership, MFN GP, MFN Management, MFN LLC and Messrs. DeMichele and Nanji is c/o MFN Partners Management, LP, 222 Berkeley Street, 13th Floor, Boston, MA 02116.

(3) Based on Amendment No. 4 to the Schedule 13G filed on January 30, 2023 by BlackRock, Inc., which reported that, as of December 31, 2022, BlackRock, Inc. beneficially owned 11,244,910 shares of our common stock, with sole voting power over 11,062,967 shares of our common stock and sole dispositive power over 11,244,910 shares of our common stock. The address of the principal business office of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(4) Based on Amendment No. 8 to the Schedule 13G filed on February 9, 2023 by The Vanguard Group, which reported that, as of December 30, 2022, The Vanguard Group beneficially owned 10,751,543 shares of our common stock with shared voting power over 67,174 shares of our common stock, sole dispositive power over 10,512,719

shares of our common stock and shared dispositive power over 238,824 shares of our common stock. The address of the principal business office of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(5) Based on Amendment No. 10 to the Schedule 13G filed on February 14, 2023 by Orbis Investment Management Limited ("OIML") and Orbis Investment Management (U.S.), L.P. ("OIMUS"), which reported that, as of December 31, 2022, OIML beneficially owned 9,851,344 shares of our common stock, and OIMUS beneficially owned 140,929 shares of our common stock. These entities have sole voting and sole dispositive power over such shares of our common stock. The address of the principal business office of OIML is Orbis House, 25 Front Street, Hamilton, Bermuda HM11. The address of the principal business office of OIMUS is 600 Montgomery Street, Suite 3800, San Francisco, CA 94111, USA.

(6) Consists of 920 directly held shares of our common stock and 4,040 RSUs that are or will become vested within 60 days of the Record Date.

(7) Consists of (i) 32,971 directly held shares of our common stock, (ii) 5,000 shares of our common stock held in an individual retirement account of Mr. Jesselson, (iii) 6,000 shares of our common stock owned by Mr. Jesselson's spouse, (iv) 201,001 shares of our common stock beneficially owned by the Michael G. Jesselson 4/8/71 Trust and the Michael G. Jesselson 12/18/80 Trust, of which trusts Mr. Jesselson is the beneficiary, (v) 8,000 shares of our common stock beneficially owned by the JJJ Irrevocable Trust, of which Mr. Jesselson is a trustee, (vi) 8,000 shares of our common stock beneficially owned by the RAJ Irrevocable Trust, of which Mr. Jesselson is a trustee, (vii) 8,000 shares of our common stock beneficially owned by the SJJ Irrevocable Trust, of which Mr. Jesselson is a trustee, (viii) 21,057 shares of our common stock beneficially owned by Michael G. Jesselson and Linda Jesselson, Trustees UID 6/30/93 FBO Maya Ariel Ruth Jesselson, and (ix) 15,888 RSUs that are or will become vested within 60 days of the Record Date.

(8) Consists of 920 directly held shares of our common stock and 4,040 RSUs that are or will become vested within 60 days of the Record Date.

(9) Consists of 387,416 directly held shares of our common stock and 1,300,701 shares of our common stock owned by JPE. Mr. Jacobs has indirect beneficial ownership of the shares of our common stock owned by JPE as a result of being its managing member.

(10) Mr. Anderson became CFO of the company on November 8, 2022.

(11) Mr. Tulsyan stepped down from his position as CFO of the company on November 7, 2022. His beneficial ownership information is based on the company's records as of the Record Date. Mr. Tulsyan is not included in the group of current directors and executive officers.

(12) Includes 23,968 RSUs that are or will become vested within 60 days of the Record Date. Excludes Mr. Tulsyan's holdings.

EXECUTIVE COMPENSATION

LETTER FROM THE COMPENSATION COMMITTEE

Dear Fellow Stockholders,

Thank you for your continued investment in XPO. The company has undergone an incredible transformation through two spin-off transactions over the last few years, and as we stand today, we are confident in how XPO is positioned as a world-class less-than-truckload (LTL) business and that the company is focused on executing on its growth strategy and delivering value to our stockholders.

Compensation Committee Refreshment

In conjunction with the GXO and RXO spin-offs in 2021 and 2022, respectively, the Compensation Committee (the "Committee") was completely refreshed to provide a new perspective and drive alignment of the compensation program with XPO's evolving business. Our Committee chair, Johnny C. Taylor Jr., and Allison Landry joined the Committee in August 2021, with Irene Moshouris joining in November 2022. As an entirely reconstituted Committee, we conducted a holistic review of XPO's executive compensation program to ensure that it:

- Is heavily performance-based to ensure alignment with long-term stockholder value creation and the company's evolving business;
- Continues to attract, motivate and retain top executive talent critical to lead XPO; and
- Incorporates stockholder feedback regarding both the structure of the program and related disclosures.

Robust Stockholder Engagement and Commitment to Responsiveness

As a part of the holistic compensation review, following the 2022 Annual Meeting, XPO reached out to stockholders representing 66% of our common stock and engaged with stockholders holding 44% of our common stock. As Committee members, we participated in meetings with stockholders holding 31% of our common stock. The Committee takes the result of our say-on-pay vote seriously, and we were disappointed that at the last Annual Meeting, the proposal received 69% support. As such, as a part of our engagement initiative, we wanted to further understand the stockholder concerns that drove the say-on-pay vote in order to inform this year's proxy disclosures as well as the design of our executive chairman's, incoming CEO's and incoming CFO's compensation programs. Additionally, in preparation for the closing of the RXO spin-off, we wanted to seek stockholder feedback on how to address the outstanding, in-flight awards.

Investors expressed an interest in an annual incentive that is purely based on operational metrics, as well as for the Committee to transition to an annual schedule of granting long-term incentives that have multi-year performance and vesting periods. The 2023 compensation program for our executive chairman, CEO and CFO, which is explained in detail in the CD&A, is fully responsive to this feedback.

Additionally, during engagement, stockholders acknowledged the need to address the outstanding awards in conjunction with the GXO and RXO spin-offs. They expressed a preference for the converted awards to be equity-based awards, incorporate extended vesting periods, and contain double-trigger change-in-control provisions. The Committee understood the rationale for this guidance and followed it in converting the outstanding awards as a result of the completed spin-offs.

We Ask For Your Support

The feedback stockholders shared was critical to the evolution of the compensation program, and we thank you. As we continue working to advance XPO's strategy on its next chapter, we remain committed to ongoing stockholder engagement to ensure our practices continue to reflect stockholder input.

Your vote is very important to us. We strongly encourage you to read our Proxy Statement in its entirety and ask that you vote with our recommendations. On behalf of the entire Board of Directors, thank you for your investment, support, and continued feedback.

Sincerely,

Johnny C. Taylor, Jr., chair
Allison Landry, member
Irene Moshouris, member

COMPENSATION DISCUSSION AND ANALYSIS ("CD&A")

This CD&A describes XPO's executive compensation programs and performance outcomes for 2022, as determined by the Committee for the following named executive officers ("NEOs"):

NEO	2022 ROLES
Brad Jacobs	*Chief Executive Officer from January 1, 2022 through October 31, 2022;* *Executive Chairman commencing November 1, 2022*
Mario Harik	*Chief Information Officer, Chief Customer Officer, and President, North American LTL through October 31, 2022;* *Chief Executive Officer commencing November 1, 2022*
Carl Anderson	*Chief Financial Officer commencing November 8, 2022*
Ravi Tulsyan	*Chief Financial Officer from January 1, 2022 through November 7, 2022*

EXECUTIVE SUMMARY

2022 COMPANY PERFORMANCE HIGHLIGHTS

In 2022, our NEOs led the company through several transformative initiatives outlined in the March 2022 strategic plan authorized by the Board. The company expects the execution of the plan to generate strong and sustainable long-term stockholder value creation, while continuing to generate notable in-year business achievements and maintaining a focus on disciplined deleveraging over time. Key 2022 accomplishments include:

1. Completion of the sale of XPO's North American intermodal operation in March 2022. The proceeds from the divestiture were used to redeem a portion of our senior notes due in 2025, bringing our net debt leverage ratio* down to 2.0x in the first quarter of 2022, from 2.7x in the fourth quarter of 2021 on a previously reported basis, prior to the RXO spin-off.
2. Completion of the RXO spin-off on November 1, 2022, enabling XPO to focus its North America business exclusively on LTL — a goal that top XPO stockholders discussed extensively with management in recent years.
3. Achievement of strong full-year 2022 financial results:
   i. Company revenue of $7.7 billion, up 7% year-over-year.
   ii. Adjusted diluted earnings per share* of $3.53, up 82% year-over-year.
   iii. Free cash flow* of $391 million, up 11% year-over-year.
4. In North American LTL, substantial financial and operational gains, and steady execution of growth initiatives:
   i. LTL adjusted EBITDA of $1 billion, exceeding target.
   ii. Yield improvement of 7% year-over-year, excluding fuel surcharges.
   iii. Adjusted operating ratio improvement*, excluding gains on sales of real estate, of 40 basis points to 83.9% for the year.
   iv. Damage frequency improvement of 66% in the fourth quarter, compared to the same period the prior year.
   v. Manufactured more than 4,700 linehaul trailers in-house, expanding our production capacity and nearly doubling the 2021 output.
   vi. Significant investments made in network expansion, opening new terminals in California, Georgia, Arkansas, Wisconsin and New Jersey, as well as new fleet maintenance shops in Florida, Ohio, Nevada and New York. Since announcing the network expansion plan in Q4 2021, added 369 net new doors throughout the network.
   vii. Further enhanced our proprietary pricing platform, which is driven by advanced analytics of customer shipment data and automated data management, deepening the analysis at the customer level to optimize rates.
5. The achievement of all-time-high employee engagement, as reflected in our annual employee survey in North American LTL:
   i. The 2022 engagement survey drew a response rate of almost 80%, with close to 16,000 employees across both the wired and non-wired population providing feedback on 48 questions that asked for insights spanning a wide range of employee experiences.

* See Annex A for reconciliations of non-GAAP measures.

ii. Results showed a 10-point increase in job satisfaction year-over-year, yielding the highest score in the company's recorded history for LTL.

iii. Average engagement on XPO's Workplace internal social platform increased 323% compared to 2021, and 687% since Mr. Harik began leading LTL in October 2021, compared to the prior 12 months.

6. Continued external recognition in 2022 as a purpose-driven leader in both transportation and technology:

i. Newsweek named XPO one of "America's Most Responsible Companies" for a second year.

ii. Forbes magazine named XPO one of "America's Best Large Employers".

Overall, XPO ended the year in a strong position to capitalize on its positioning as one of the largest LTL providers in North America, with approximately 8% share of the $59 billion LTL industry in the U.S. (as measured at the end of 2022); 27,000 customers as of December 2022; low (2%) concentration risk from our largest customer; network coverage of 99% of US zip codes; in-house trailer production and driver training capabilities; and data-driven levers of profit growth embedded in our proprietary technology. We intend to continue making disciplined investments in our people and in high-ROIC components of our network, giving us a solid foundation to deliver on our long-term targets and create outsized value for our stockholders.

COMPENSATION DISCUSSION AND ANALYSIS ROADMAP

As a result of the transformation of XPO's business profile and accompanying leadership changes in 2022, the Committee made several changes to XPO's compensation program and outstanding executive awards considering stockholder feedback and relevance for XPO as a stand-alone, pure-play LTL business in North America. The below table provides an overview of each element of executive compensation discussed in the CD&A along with a summary that includes relevant references to respective CD&A sections which provide more detailed disclosure.

2023 COMPENSATION PROGRAM *(discussed on page 36)*	▪ Following the completion of the GXO and RXO spin-offs over the course of two years and with the announcement of Mr. Harik as XPO's new CEO as well as other management hires, the newly reconstituted Committee redesigned the compensation program for 2023 in order to be responsive to stockholder feedback and align with the new business priorities. ▪ For 2023, and with the intention to maintain this structure going forward, contingent upon stockholder feedback, the Committee: • Established a formulaic STI award for executives ▪ 2023 Annual Incentive for executive chairman, CEO and CFO based on adjusted EBITDA • Communicated intention to grant long-term incentive awards on an annual basis ▪ For executive chairman and CEO structured LTI to consist of 80% performance-based RSUs and 20% as time-based RSUs ▪ For CFO structured LTI to consist of 65% performance-based RSUs and 35% as time-based RSUs
2022 COMPENSATION PROGRAM *(discussed on page 42)*	▪ The Committee made a number of changes to compensation awards in 2022, reflecting modifications of prior awards from cash to equity and granting of awards in connection with the promotion of Mr. Harik to CEO. These include but not are not limited to: • Replacement LTL PSUs in place of the 2022 cash tranche of the 2020 LTI award equity for 50% of Mr. Jacobs' award and 100% of Mr. Harik's which required completion of the RXO spin-off no later than December 31, 2022 and achievement of targets across two metrics. • Regular LTL PSUs with a three-year vesting period and metrics aligned with path to LTL long-term targets. • A relative TSR PSU granted to Mr. Harik and Mr. Anderson in connection with their appointments as CEO and CFO and based on rigorous relative TSR target to incentivize a strong focus on XPO's growth in market position versus core competitors. • A new hire RSU award for Mr. Harik in connection with his appointment as CEO.

OUTSTANDING 2020 LTI AWARDS *(discussed on page 48)*	▪ In February 2023, the Committee re-evaluated the structure of the remaining 2023 tranche of the 2020 LTI awards for both Mr. Jacobs and Mr. Harik. Based on stockholder feedback and the impact of the RXO spin-off on the company's profile, the Committee decided to effectively cancel the original version of the award, denominated in cash, and replace it with new performance-based shares, with metrics that were realigned with post-spin-off strategic priorities. ▪ The target amounts and combined vesting/sales restriction schedules were preserved in the issuance of the replacement awards, however, the weighting of the two metrics were changed so that relative TSR of XPO vs. the S&P Transportation Select Index represents 75% of the award and the ESG scorecard represents 25%. The ESG scorecard was recalibrated to better align with our current business. The new performance measurement period begins on November 1, 2022 and ends on December 31, 2024.
OUTSTANDING 2018 & 2019 LTI AWARDS *(discussed on page 50)*	▪ Prior to the RXO spin-off, Mr. Jacobs and Mr. Harik held two unvested performance-based stock awards. These PSUs included two separate performance hurdles within each award structure to achieve target payout, with a 'hit-or-miss' payout structure. The Committee evaluated market practice for how to properly handle the modification requirements for these awards and found that 72% of companies converted some or all of their outstanding executive PSUs into time-based RSUs vesting on their original schedules in conjunction with a spin-off. ▪ Taking into account the extraordinary value creation created by Mr. Jacobs and Mr. Harik over the length of the PSU award, the difficulty in making a fair adjustment methodology following two successive spin-offs and the prevailing market practice, the Committee decided to convert the combined target shares in these two outstanding awards to a single time-based RSU award for each of Mr. Jacobs and Mr. Harik, effective as of the RXO spin-off date. ▪ Taking into account stockholder feedback on how to address outstanding awards, the Committee extended the vesting schedule of the 2018 award by two years to December 31, 2024, aligning with the original vesting schedule of the 2019 award and also applied a post-vesting sales restriction on the entire pool of shares across both awards, which expires on December 31, 2025.

STOCKHOLDER OUTREACH AND ENGAGEMENT

Through collaboration by our investor relations team, management team and members of our Board, XPO has a robust year-round governance-focused stockholder engagement program. This program involves discussions about various matters of interest, such as our business and strategic priorities, financial and operating performance, corporate governance initiatives, executive compensation, ESG-related disclosures and practices, diversity and inclusion culture, human capital management and risk management. Feedback gathered from our stockholders throughout the year is regularly considered by the Board and management team, as the Board greatly values stockholder insights that help inform the decision-making processes and enhancements to XPO's policies and disclosures.

The Compensation Committee considers dialogue with existing stockholders to be especially critical in formulating our executive compensation philosophy and program. To that end, as a part of a holistic compensation review, following the 2022 Annual Meeting, XPO conducted a robust outreach and engagement program which members of the Compensation Committee participated in. Compensation Committee members participated in meetings with stockholders holding 31% of our common stock. A priority of the engagement initiative was to further understand the stockholder concerns that drove the 2022 say-on-pay vote in order to inform the design of Mr. Jacobs', Mr. Harik's and Mr. Anderson's compensation program.

Our robust engagement program included outreach to a broad range of our stockholders, with engagement statistics outlined below:

May 2022 [1] Stockholder Outreach Statistics

Total Stockholders Contacted


Stockholders Holding
63% O/S

Total Stockholders Engaged With


Stockholders Holding
55% O/S

October 2022 – March 2023 [2] Stockholder Outreach Statistics

Total Stockholders Contacted


Stockholders Holding
66% O/S

Total Stockholders Engaged With


Stockholders Holding
44% O/S

Note: "O/S" refers to shares of common stock outstanding.

(1) Calculated based on stockholder positions and shares outstanding as of June 30, 2022.
(2) Calculated based on stockholder positions and shares outstanding as of December 31, 2022.

RESPONSIVENESS TO 2022 SAY-ON-PAY VOTE

The following chart summarizes: (i) the executive compensation feedback provided by our stockholders through our focused engagement, and (ii) the ways in which the Committee sought to address this feedback in its decisions on prospective executive pay design and disclosures.

WHAT WE HEARD FROM STOCKHOLDERS	RESPONSIVE ACTIONS
Modifications to Outstanding Awards	
Equity Mix ■ Stockholders generally expressed a preference for the outstanding 2020 Cash LTI performance-based awards to incorporate an equity component, as opposed to being entirely cash-based.	■ Converted 100% of the target value of Mr. Jacobs and Mr. Harik's final 2023 tranche of the 2020 Cash LTI performance-based awards into performance-based equity.
Metrics ■ Some stockholders expressed a preference to remove the adjusted cash flow per share metric in the 2020 Cash LTI performance-based awards and, in choosing new operational or financial metrics for go-forward PSU awards, to exclude gains from sales of real estate in calculating the selected measures. ■ Most stockholders continued to support the inclusion of relative metrics, such as relative TSR, in LTI award structures.	■ Eliminated the adjusted cash flow per share metric from the final 2023 tranche of the 2020 Cash LTI performance-based awards and replaced it with a relative TSR metric to further align executive compensation with stockholder interests. ■ Operational and financial metrics used in our PSU award constructs exclude the impact of gains from real estate sales.

WHAT WE HEARD FROM STOCKHOLDERS	RESPONSIVE ACTIONS
Change-in-Control Provision ▪ Stockholders inquired about the Committee's stance on moving away from a single-trigger change-in-control provision in the previously granted awards, and indicated a preference for double-trigger provisions.	▪ Eliminated single-trigger change-in-control provisions from outstanding performance-based awards held by NEOs, including those converted following the RXO spin-off; double-trigger provisions have now been applied to all outstanding awards.
Go-Forward Compensation Program Structure	
Formulaic Structure ▪ Stockholders expressed a preference for STI and LTI program structures to be less discretionary, more predictable and more formulaic.	▪ Committed to a STI award that is purely formulaic • 2023 Annual Incentive for executive chairman, CEO and CFO based on adjusted EBITDA, with the application of a linear bonus payout curve from 50% threshold for performance at 90% of target to 200% at maximum for 120% of target ▪ Adopted a formulaic LTI program with multiyear vesting periods, to be granted annually; this further reinforces a reliable, predictable incentive structure and aligns pay with performance • For executive chairman and CEO 80% of the award opportunity in the form of performance-based RSUs and 20% as time-based RSUs • For CFO 65% of the award opportunity in the form of performance-based RSUs and 35% as time-based RSUs
CEO Promotion ▪ Stockholders overall asked for XPO to continue its robust disclosure of the CEO compensation package and sought to understand the structure of the Promotion PSU award granted to Mr. Harik in connection with his transition to the CEO position after the RXO spin-off.	▪ As described further in this CD&A, Mr. Harik received a promotion award at his assumption to the CEO role to recognize his contributions to date and provide a competitive compensation package commensurate with the role. The Promotion PSU award is based entirely on achieving challenging relative TSR goals over a four-year cliff period, with target paying out if XPO's performance is at the 67th percentile relative to the S&P Midcap 400, and payout of 150% of target if performance is at the 83rd percentile ranking, with a chance to qualify for a modifier (up to a cap of 200% total payout) if XPO's TSR further outperforms select transportation peers.
CD&A Disclosure ▪ Stockholders requested more clear disclosure of the Committee's considerations with respect to how it structured LTIs awarded to top executives, the reasoning behind the metrics chosen, and the level of pay granted. ▪ Stockholders requested more clarity around the Committee's use of a 25% modifier in the STI formula and the use of an ESG Scorecard.	▪ This CD&A discloses the Committee's considerations around changes made to executive awards, which included reevaluating the pay program's structure in the context of stockholder feedback, and its relevance for the current company after two successive spin-offs. ▪ This CD&A includes a thorough description of the Committee's go-forward approach to executive compensation, including the removal of discretionary components of the STI program, and a new construct for the annual LTI awards. ▪ The Committee expanded its disclosure of the initiatives embedded in the ESG scorecard by providing a view of all 43 deliverables relevant to the determination of 2022 performance achievement

WHAT WE HEARD FROM STOCKHOLDERS	RESPONSIVE ACTIONS
	within the 2020 Cash LTI program, as well as the adjustments to the scorecard deemed necessary by the Committee in connection with the RXO spin-off for the final 2023 tranche of the award (now a part of a replacement PSU structure, remaining at a weighting of 25%). *See Annex B entitled "ESG Scorecard — 2022 Deliverables and Achievements".*

2023 GO-FORWARD APPROACH TO EXECUTIVE COMPENSATION

In response to stockholder feedback, the Committee developed a new structure of compensation for our NEOs that includes an annual LTI grant, with the majority comprised of performance-based RSUs, and a purely formulaic STI.

In establishing the new structure, the Committee sought to maintain its longstanding goals of: (i) ensuring that executive compensation is overwhelmingly tied to performance, (ii) creating incentives that have more rigorous achievement standards than the market norm for the industry, (iii) ensuring strong alignment to stockholder value creation and (iv) being responsive to stockholder feedback. We believe the features described below appropriately reflect these objectives.

Elements of Executive Compensation

	Component	Key Characteristics
1	**Base Salary**	▪ Fixed cash compensation corresponds to experience and job scope, and is aligned with market levels ▪ No guaranteed annual increases; the Committee determines eligibility for an increase based on annual market assessment
2	**Short-Term Incentives (STI) for our Executive Chairman, CEO and CFO**	▪ Formulaically tied to performance against the company's annual adjusted EBITDA target; paid out annually in the first quarter ▪ Removed the modifier that permitted adjustments to the formulaic bonus outcome by up to +25%, based on the Committee's review of ancillary financial and strategic factors ▪ Payouts are determined based on a linear bonus payout curve with a 50% payout at 90% of target and a maximum 200% payout at 120% of target ▪ The cut-in at 90% of target is more rigorous than standard market practice of 75% to 80% in the industry peer group
3	**Long-Term Incentives (LTI) for our Executive Chairman, CEO and CFO**	▪ Annual award opportunity for the CEO and executive chairman is 80% allocated to PSUs and 20% allocated to time-based RSUs ▪ Annual award opportunity for the CFO is 65% allocated to PSUs and 35% to allocated RSUs ▪ XPO's LTI allocation of PSU mix is higher than industry peers (e.g., peer group CEO median is 61% based on 2021 compensation structures) ▪ LTI target levels will be assessed annually by the Committee using market benchmarking analysis ▪ PSUs emphasize high growth and high returns, with rigorous standards for threshold, target, and maximum payouts: • Financial performance goals in the PSU framework are tied to the company's multi-year outlook for the LTL business, as communicated to the investor community at the time of the RXO spin-off • A relative TSR metric in the PSU framework ensures alignment with stockholder interests over the long term • Awards are capped at 200%

At-Risk Compensation

The Committee believes that most of the compensation for the executive chairman, CEO and CFO should be at risk and tied to a combination of long-term and short-term company performance, with a greater weighting on long-term performance.

The following charts show the percentage of the 2023 target total annual compensation that is variable or at risk, versus fixed, with respect to the 2023 compensation structure developed for our NEOs included in this Proxy Statement — first for Mr. Harik as our go-forward CEO (effective November 1, 2022); and second, Mr. Jacobs in his role as executive chairman (effective November 1, 2022) together with Mr. Anderson as our newly appointed CFO (effective November 8, 2022, replacing Mr. Tulsyan, who became a senior advisor, finance on November 8, 2022 and exited the company on January 6, 2023).

At-risk compensation includes both the target performance-based cash bonus and performance-based equity award. By contrast, the fixed component of pay is comprised of a combination of base salary and RSUs. LTI compensation excludes base salary and STIs, and includes RSUs plus at-risk compensation.



CEO
Executive Chairman and CFO
At-Risk
Long-Term
15%
77%
At-Risk
Compensation
60%
8%
17%
17%
70%
At-Risk
Compensation
54%
13%
16%
Base Salary
Short-Term Incentive
Performance-Based RSUs
Time-Based RSUs

The Committee may utilize a different mix of at-risk compensation for other executive officers depending on the unique circumstances of their roles and their hire or promotion, taking into account the Committee's commitment to aligning executive pay with performance.

2023 Target Pay Levels for Current NEOs

Mr. Jacobs and Mr. Harik each entered into employment agreements in connection with their transition to their new roles in August and September 2022, respectively; these agreements became effective upon the RXO spin-off on November 1, 2022. Mr. Anderson entered into an offer letter agreement (the "CFO Offer Letter"), a Confidential Information Protection Agreement (the "CIPA"), and a Change in Control and Severance Agreement (the "CFO Severance Agreement") in connection with his hiring as CFO, effective November 8, 2022. These agreements (collectively, the "NEO Agreements") outline the terms and conditions of employment with XPO, including all restrictive covenants that benefit the company, with provisions such as non-competition and non-solicitation of customers and employees, as well as the target compensation opportunity designated by the Committee for base salary, annual STIs, annual LTIs, and other separation benefits that the executives would qualify for under specified circumstances. The material terms of these agreements are described later in the section, *Employment Agreements with NEOs*. There are no multi-year guarantees established in the NEO Agreements. The Committee may adjust compensation levels from year to year based on its annual assessments of performance and market benchmarks. For 2023, the Committee determined that no changes to base salary or target variable compensation levels were warranted, given the recent assessments of competitive pay levels conducted in late 2022, as well as updated assessments conducted again in early 2023.

In setting target pay opportunities for our executive chairman, CEO and CFO, the Committee takes into account stockholder feedback from our extensive engagement sessions and reviews annual market benchmarking analyses for both the established peer group (the "CD&A Peer Group") as well as a broader multi-industry group of public companies in the revenue range of $5 billion

to $10 billion (XPO reported revenues for 2022 were $7.7 billion). These groups are described below under the heading *Benchmarking Executive Compensation Levels*. As discussed with our stockholders, the Committee's practice is to position pay for certain executives, particularly for our CEO, within close range of the multi-industry market median (e.g., within 15% above median) and at the top quartile of the CD&A Peer Group, as long as the following conditions are met:

- The "overage" of target pay relative to the CD&A Peer Group median is comprised entirely of performance-based pay; and
- The hurdles to achieve the performance-based pay components are more rigorous than market standards.

In alignment with its pay-for-performance philosophy, the Committee would consider adjustments to target pay levels (particularly for LTI compensation) or design constructs (e.g., raising performance targets in PSUs and STI) if the company demonstrates sustained or persistent underperformance on multiple critical financial or operational KPIs relative to internal targets or industry performance benchmarks. The Committee may also utilize a different approach to target pay for executive officers other than our executive chairman, CEO and CFO depending on the unique circumstances of their roles and their hire or promotion, taking into account the Committee's commitment to aligning executive pay with performance.

In the Committee's review of 2023 go-forward compensation, Mr. Harik's annual total target direct compensation was positioned at the 84th percentile of the CD&A Peer Group median and 12% above the multi-industry market median (with a sample size of 114 CEOs), based on disclosed 2021 compensation levels. Importantly, the entire overage against market median in Mr. Harik's compensation is performance-based pay, tied to ambitious goals underlying the company's publicly disclosed five-year business plan. That is, when reviewing "basic pay" elements (base salary, target bonus and time-based RSUs combined), Mr. Harik's target compensation level is at the 51st percentile of the CD&A peer group CEOs. In order to achieve notable above-median pay, all of the performance goals included in the PSU program must be attained at the high growth levels established by the Committee in the design framework.

As shown in the chart below, the percentage of at-risk compensation levels of our NEOs included in this Proxy Statement is notably higher relative to the 2023 peer group.


Market Analysis of At-Risk Compensation
(Using CD&A Peer Group)
At-Risk Compensation
Fixed Compensation
CEO
Non-CEO *
23%
77%
39%
61%
30%
70%
50%
50%
XPO
Peer Group
XPO
Peer Group

Note: Peer group data reflects the average pay mix for the second and fifth highest-paid NEOs

Additional information regarding the benchmarking process is provided in the *Benchmarking Executive Compensation Levels* section below, including determination of executive chairman pay.

The following table provides a synopsis of the 2023 annual target compensation components for our NEOs included in this Proxy Statement:

		ANNUAL CASH COMPENSATION			ANNUAL LTI COMPENSATION		
NEO	Base Salary	Target Bonus (% of Base Salary)	Target Bonus ($ Value)	Total Target Annual Cash Compensation	Target PSUs	Target RSUs	Total Target Annual Direct Compensation
Brad Jacobs *Executive Chairman*	$600,000	150%	$900,000	$1,500,000	$4,000,000 *(80% of LTI)*	$1,000,000 *(20% of LTI)*	$6,500,000
Mario Harik *Chief Executive Officer*	$850,000	200%	$1,700,000	$2,550,000	$6,000,000 *(80% of LTI)*	$1,500,000 *(20% of LTI)*	$10,050,000
Carl Anderson *Chief Financial Officer*	$625,000	100%	$625,000	$1,250,000	$1,137,500 *(65% of LTI)*	$612,500 *(35% of LTI)*	$3,000,000

2023 Formulaic Short-Term Incentive Program

STIs, or annual cash bonuses, for our NEOs included in this Proxy Statement are paid from the same incentive plan as all other bonuses for eligible XPO corporate employees; however, payouts for such executive officers are evaluated based on a more rigorous payout curve, with a cut-in (or threshold performance) starting at 90% of the full-year adjusted EBITDA, versus 80% threshold performance for all other participants.

In response to stockholder feedback to modify the STI program to be entirely formulaic, starting with the 2023 performance year, the Committee is eliminating the modifier that previously allowed for adjustment to formulaic bonuses by up to +25%, based on considerations of supplemental financial and operational measures and the NEO's performance on strategic objectives.

To determine whether any additional changes to the STI framework were necessary as a result of XPO's transformation into a pure-play LTL business in North America following the RXO spin-off, beyond those suggested by our stockholders, in 2022, the Committee also commissioned its independent compensation consultant to conduct a comprehensive study of bonus incentive designs across the CD&A Peer Group and concluded that there were no additional call-outs that would trigger further changes.

The year-over-year STI program changes and considerations are summarized below:

Key Terms	2022 Incentive Plan	2023 Go-Forward Incentive Plan
Performance Metric	■ 100% based on absolute adjusted EBITDA (inclusive of all company businesses)	**Maintain** ■ XPO has typically viewed adjusted EBITDA as a mainstay goal for financial performance measurement in each of its reportable segments ■ All CD&A Peer Group companies use a profitability metric in their STI plans (with a median weighting of 50%)
Cut-in for Threshold Payout	■ 90% cut-in to be eligible for bonus (with payout at 50% of target)	**Maintain** ■ More rigorous than companies in the CD&A Peer Group, in which the median cut-in is 80% for profitability metrics, with 50% of target payout
Linear Payout Curve	■ Final bonus payout for the NEOs aligns to the calculated corporate pool, once the 90% cut-in is met ■ Linear interpolation between attainment points, based on the curve shown below ■ Maximum payout of 200% at 120% of target	**Maintain** ■ The median performance range associated with a profitability metric is 80% of target at threshold and 120% of target at maximum ■ Most companies in the CD&A Peer Group cap payout at 200% of target
Supplemental Performance Indicators	***Modifier (up to +25% of accrued bonus)*** ■ Considers supplemental KPIs (e.g., revenue, free cash flow and annual TSR), as well as strategic initiatives and individual performance	**Eliminate** ■ Stockholders prefer an entirely formulaic structure, with no adjustments considered without precise measurements for each individual modification proposed

STI Payout Curve for NEOs

% Of Adjusted EBITDA Achieved	90	91	92	93	94	95	96	97	98	99	100	101	102	103	104	105	106	107	108	109	110	111	112	113	114	115	116	117	118	119	120
% of Target Bonus Earned	50	55	60	65	70	75	80	85	90	95	100	105	110	115	120	125	130	135	140	145	150	155	160	165	170	175	180	185	190	195	200

The Committee may utilize a different approach to STIs for executive officers other than our executive chairman, CEO and CFO depending on the unique circumstances of their roles and their hire or promotion, taking into account the Committee's commitment to aligning executive pay with performance.

2023 Annual Long-Term Incentive Design

In developing the go-forward annual LTI construct for our NEOs, the Committee relied primarily on the following five factors, with the overall goal of motivating our executives to perform at the highest standards of excellence and deliver strong results for our stockholders:

1	Previous stockholder feedback centered on LTI structural design
2	Evaluation of peer group incentive pay designs and practices, provided by the Committee's independent advisor
3	The Committee's longstanding tradition of maintaining ambitious targets for relevant company metrics and a higher proportion of LTI allocated to PSUs
4	XPO's strategic priorities post-spin-off, with specific focus on aligning to the company's five-year outlook for the LTL business, as conveyed to investors in October 2022
5	Alignment with stockholders' interests

Stockholder Feedback

Our stockholders provided insights about their general preferences for LTI and PSU designs during our productive engagement sessions over the last several years. These insights aligned largely with the factors noted above, including that LTI (and/or any portion of LTI awarded in the PSUs), should:

i. Be awarded in a more predictable cadence (e.g., annually), rather than periodically as "one-off" grants;

ii. Have a tiered pay-for-performance scale versus a binary "hit or miss" goal structure;

iii. Include a relative performance or market-based metric;

iv. Be settled primarily in stock rather than in cash;

v. Have a double-trigger change-in-control provision, rather than a single-trigger provision;

vi. Remove absolute adjusted cash flow per share as a core award metric;

vii. Exclude gains from real estate sales in all operational metrics that may be considered in future award designs; and

viii. Align tightly with the five-year targets for the North American LTL business but use shorter performance measurement intervals.

The Committee thoroughly incorporated their feedback. The new annual structure for performance-based awards, as illustrated in the table at the end of this section, features the core elements of the award framework. Key responsive actions taken by the Committee include:

i. Annual LTI award targets, including the significant proportion dedicated to performance-based, at-risk stock compensation versus time-based RSUs, have been established for each of our ongoing NEOs, and both the 2023 RSUs and 2023 PSUs have three-year vesting schedules (ratable for RSUs and cliff for PSUs).

ii. The new PSU construct now incorporates a scaled payout structure.

iii. The Committee maintained a relative TSR metric in the award design (as introduced in past PSU award grants) with a 40% weighting to underscore the Board's and our NEOs' commitment to deliver meaningful upside to XPO's stock price over the long-term.

iv. LTI will be issued entirely in stock-based compensation and the last remaining tranche of the 2020 Cash LTI grant has now been fully converted to stock-based compensation, as of February 2023.

v. All outstanding equity awards held by NEOs have now been modified to include a double-trigger change-in-control provision, either through modifications made to outstanding PSU awards at the time of the RXO spin-off, or through the process of converting the final outstanding 2020 Cash LTI award to performance-based equity in February 2023 for our active NEOs.

vi. The new PSU award construct does not include an absolute adjusted cash flow per share target, which was commonly used in past awards. Moreover, in the process of converting the final outstanding 2020 Cash LTI tranche, the Committee eliminated entirely both the absolute and relative goals related to adjusted cash flow per share.

vii. The Committee, with input from the management team, selected core three-year financial and operational metrics for inclusion in the annual award structure that align to the company's five-year financial and operational KPI outlook for the North American LTL business, as disclosed to investors in conjunction with the RXO spin-off.

viii. The calculations of the three-year performance targets are predicated on the financial models and operating assumptions used to formulate the five-year LTL plan. In addition to the relative TSR metric with a 40% weighting, as noted in point (iii) above, the two complementary financial and operational metrics in the award program are:

- **LTL adjusted EBITDA compound annual growth rate (CAGR) (*40% weighting*)**: A target of 8% adjusted EBITDA CAGR for the three-year cliff performance period, starting with full-year 2022 and ending with full-year 2025. The LTL long-term target specifies 11% to 13% adjusted EBITDA CAGR by December 31, 2027 (from a 2021 baseline). With the 2023 performance year facing a challenging macroeconomic environment, 8% CAGR by the end of year three will require significantly stronger performance in 2024 and 2025 to be attained.
- **LTL adjusted operating ratio improvement (*20% Weighting*)**: A target of 300 basis points of improvement over the three-year cliff performance period, starting with full-year 2022 and ending with full-year 2025. The LTL long-term target specifies an improvement of 600 basis points by December 31, 2027 (from a 2021 baseline). The 2025 target considers the current challenging economic environment and (similar to the adjusted EBITDA metric), the possibility of a muted 2023 performance.

In summary, the new PSU framework, which represents the majority of the LTI to be issued annually to our NEOs included in this Proxy Statement, includes:

Weighting	Performance Metrics	Performance Target and Measurement Period	Payout Scale *(Straight-line interpolation between values)*	
40%	LTL Adjusted EBITDA Growth	CAGR of 8% *(FY 2023 — FY 2025)*	**% of Target**	**% PSU Earned**
			90%	50%
			100%	100%
			120%	200%
20%	LTL Adjusted Operating Ratio Improvement	300 bps *(FY 2023 — FY 2025)*	**Achievement Level**	**% PSU Earned**
			200 bps	50%
			300 bps	100%
			400 bps	200%
40%	Relative TSR: XPO vs. S&P Transportation Select Index	Three-year XPO TSR relative to three-year TSR of companies in the index *(3/6/2023 -3/6/2026)*	**Percentile vs. Index**	**% PSU Earned**
			< 40th	0%
			40th	25%
			50th	65%
			60th	100%
			75th	200%

Additional Key Features

- *Vesting schedule:* Cliff vesting date of March 6, 2026, contingent upon achievement of the performance hurdles and continued XPO employment through the vesting date.
- *Post-vesting sales restriction:* A one-year lock-up on the sale or transfer of shares post-vesting will apply to ensure continued long-term alignment with stockholder interests.

Annual Time-Based RSUs

In order to support the continued retention of our exceptional executive team, time-based restricted stock units also are granted annually to our NEOs, based on an allocation of 20% of total LTI for Mr. Jacobs and Mr. Harik and 35% of total LTI for Mr. Anderson. For the 2023 grant, vesting will occur in three equal installments on March 15 of 2024, 2025 and 2026. As with all other awards, a double-trigger change-in-control provision has been applied in response to stockholder preference to move away from the single-trigger provision that had been applied historically to LTI grants.

BENCHMARKING EXECUTIVE COMPENSATION LEVELS

In order to attract and retain high-performing talent, the Committee references prevailing pay rates when establishing target compensation opportunities as discussed above. To do this, the Committee uses a variety of sources that represent views of executive pay levels across both the broader market as well as the defined CD&A Peer Group. The Committee prefers to evaluate a range of information regarding market pay practices, as: (i) XPO has a longstanding history of sourcing executives from a diversity of industries outside of transportation and logistics industry segments, and (ii) the gamut of pure-play public transportation carriers of a size similar to XPO is extremely limited; the ultimate peer group is a mix of companies that extend beyond the actual business profile of XPO to adjacent industries, and may not be the most appropriate comparison in all cases.

At the beginning of 2022, following the spin-off of GXO, and prior to the spin-off of RXO, the Committee conducted a detailed review of the peer group to determine if any changes were needed. The detailed review included an assessment of revenues, market capitalization, industry representation, Transportation Index companies, and relevant high-performing organizations. As a result of the review, the Committee concluded that no changes to the peer group from last year was needed given:

- Comparability of the peer group to XPO in terms of operating characteristics, revenues, and market capitalization. XPO's revenues at the start of 2022 ranked at the 61st percentile relative to the peer group.
- Limited compensation variability in the potential peer group versus the current peer group at the median.

These companies were used to review and establish target compensation for our NEOs for 2022, including Mr. Harik's compensation upon his promotion to CEO. To establish the pay of our executive chairman, a more extensive comparative analysis was conducted, given the limited information available for executive chairman positions among the peer group. This is described further below, under the heading ***Executive Chairman Pay Approach.***

Beyond setting compensation levels, the peer group also serves as the foundation for relative business performance assessments, incentive plan design, equity utilization, and determination of policies and practices (e.g., perquisites, stock ownership guidelines, etc.).

Peer Group for Non-Chairman Executive Pay prior to RXO spin-off:

PEERS
C.H. Robinson Worldwide, Inc.
CSX Corporation
Expeditors International of Washington, Inc.
FedEx Corporation
J.B. Hunt Transport Services, Inc.
Knight-Swift Transportation
Norfolk Southern Corporation
Ryder System, Inc.
Union Pacific Corporation
United Parcel Service, Inc.
Yellow Corporation(1)

(1) *Yellow Corp. (YELL) was formerly YRC Worldwide (YRCW)*

At the start of 2023, following the RXO spin-off, another detailed review of the peer group was conducted to reflect XPO's go-forward projected revenues. Based on this evaluation, the Committee established a new Peer Group consisting of 19 companies, with XPO's 2022 revenue of $7.7 billion ranking at the 44th percentile. The change resulted in the removal of two peers — United Parcel Service, Inc. and FedEx Corporation — from the prior year's peer group, due to their size of revenues relative to XPO, and the addition of ten new peers, including:

ADDITIONAL PEERS
ArcBest Corporation
Avis Budget Group, Inc.
Hertz Global Holdings, Inc.
Hub Group, Inc.
Landstar System, Inc.
Matson, Inc.
Old Dominion Freight Line, Inc.
Schneider National, Inc.
TFI International Inc.
Werner Enterprises, Inc.

Executive Chairman Pay Approach

In order to provide a more comprehensive understanding of executive chairman pay levels for which data is limited, the Committee's independent compensation consultant analyzed 43 companies in the S&P 500 for which an executive chairman was in role for one full year or more, as of the end of 2021. Using this analysis, the Committee took a five-pronged approach in framing its considerations and making its final determinations on Mr. Jacobs' ultimate pay level at target.

#	CONSIDERATION	MARKET ANALYSIS	COMMITTEE'S OUTCOME
1	The ratio of executive chairman (EC) annual total compensation to previous pay in the CEO position	This ratio was 50% at the median of the data set	At target as CEO, Mr. Jacobs' annual total compensation was $13 million*. This was reduced to $6.5 million, yielding the same 50% CEO-to-EC ratio as market median
2	The ratio of EC total compensation to the new CEO's total compensation	This yielded a range of 50% to 70% across the full data set, and 70% to 90% in cases where the EC had a longer, multi-year tenure	Mr. Jacobs' $6.5 million target compensation is 65% of Mr. Harik's $10.05 million target compensation — below the typical range of a longer-serving EC, and in the middle of the range across the full data set
3	The absolute total direct compensation of all ECs in the 43-company data set	$7 million at the group median	$6.5 million annual target compensation for Mr. Jacobs
4	The absolute total compensation of Mr. Jacobs and Mr. Harik combined, at target value, relative to the full data set	The data set yielded a total in the market of $15.5 million to $17.8 million for combined EC/CEO pay, when reviewing the 50th to 75th percentile range	Mr. Jacobs' and Mr. Harik's combined total compensation is $16.55 million, falling within the market range (within 7% of the median)
5	Pay mix of LTI and at-risk compensation relative to the full data set	57% of the EC's total compensation at the median is issued in the form of LTI compensation and, in many cases, this is not performance-based	Of the $6.5 million in total direct compensation for Mr. Jacobs, $5 million, or 77%, is in the form of LTI, with 80% of that being performance-based stock units. In addition, another $900,000 is provided in the STI tied to a formulaic performance program

* *LTI portion consists of the 2022 tranche of the Cash LTI award granted in 2020*

EXECUTIVE COMPENSATION OUTCOMES FOR 2022

Annual Cash Compensation

Annual base salary provides a fixed form of pay that is an important component of offering competitive pay to top-tier executives, and corresponds to an executive's experience and job scope, and is balanced against variable performance-based STIs. Each year, the Committee reviews base salaries and annual STI targets, typically expressed as a percentage of base salary, and may make periodic adjustments in response to changes in job scope, prevailing market levels (as evaluated in our extensive benchmarking analyses), or other factors.

In 2022, the Committee approved changes to the base salaries and STI targets for Mr. Jacobs and Mr. Harik in connection with their respective role changes and in accordance with the terms of their employment agreements, as shown in the table below. Mr. Tulsyan's salary and bonus target remained the same and Mr. Anderson's compensation as a newly hired CFO was determined in alignment with market benchmarks, as described in the Benchmarking Executive Compensation Levels section above.

In effect, Mr. Harik received a total cash compensation increase of 127% for the final two months of 2022 and going forward for 2023, as he was promoted to CEO, yielding a blended total cash compensation for the year as shown in the NEO STI Payouts for 2022 section below. Mr. Jacobs' compensation was decreased by 50%, as he transitioned to executive chairman effective November 1, 2022.

Summary of Changes to Annual Cash Compensation in 2022

	January 1 – October 31				November 1 – December 31			
		STI Target				STI Target		
Name	Salary	% of Salary	$ Amount	Target Cash Compensation	Salary	% of Salary	$ Amount	Target Cash Compensation
Brad Jacobs*	$1,000,000	200%	$2,000,000	**$3,000,000**	$600,000	200%	$1,200,000	**$1,800,000**
Mario Harik	$ 500,000	125%	$ 625,000	**$1,125,000**	$850,000	200%	$1,700,000	**$2,550,000**
Ravi Tulsyan	$ 500,000	100%	$ 500,000	**$1,000,000**	$500,000	100%	$ 500,000	**$1,000,000**
Carl Anderson	—	—	—	**—**	$625,000	100%	$ 625,000	**$1,250,000**

* *For 2023, Mr. Jacobs' bonus target is 150%. For the final two months of 2022, the STI percentage applied to Mr.Jacobs remained at 200%, in accordance with the terms of his employment agreement*

NEO STI Payouts for 2022

The annual corporate incentive plan applicable to our NEOs and all other bonus-eligible corporate employees is weighted 100% on achieving the company's adjusted EBITDA target for the year — a central KPI within the industry and a strong focal point with our investors. Adjusted EBITDA for 2022 was measured inclusive of the RXO businesses through the third quarter of 2022. Each NEO is eligible for an STI payout if annual adjusted EBITDA is at least 90% of the full-year target. The maximum annual STI payout opportunity is capped at 200% of target, in accordance with the linear payout curve delineated below.

For the 2022 plan year, the Committee had the flexibility to adjust individual NEO payouts upward (up to +25%) or downward (to zero) relative to the formulaic outcome on adjusted EBITDA performance, using a plan modifier. The modifier would be applied based on the Committee's qualitative assessment of ancillary financial or strategic factors (e.g., absolute and relative performance on revenue, free cash flow, corporate or business unit KPIs, TSR metrics, operational improvement initiatives, etc.). However, despite strong performance on other financial metrics and strategic factors reviewed, the Committee elected not to adjust the formulaic outcome based on EBITDA performance.

As noted under the heading *2023 Formulaic Short-Term Incentive Program*, the Committee has eliminated the modifier from the STI program going forward and, for 2022, approved formulaic funding based on actual adjusted EBITDA performance. The Committee further determined that consideration of other factors was not warranted, given that the LTIs already captured performance on other measures important to our stockholders, particularly LTL operating ratio improvement, total stockholder return and successful completion of the RXO spin-off.

In terms of actual performance, the company's adjusted EBITDA exceeded target for 2022 by approximately 8% — representing $1.340 billion versus the target of $1.243 billion — as calculated including the operations that would become RXO through the third quarter. Based on the linear payout curve within the incentive plan, this yielded a payout of 140%.

The table below shows the 2022 STI outcomes based on the incentive plan formula and the Committee's determinations. The payouts reflect blended rates of pay for Mr. Jacobs and Mr. Harik, as their roles transitioned with the RXO spin-off on November 1, 2022, and the new hire status of Mr. Anderson, who joined the company effective November 8, 2022 and received a proration of approximately 15% of the annual incentive amount. On January 23, 2023, the company entered into a separation agreement and general release with Mr. Tulsyan in connection with his termination as senior advisor, finance effective January 6, 2023. See the "Potential Payments Upon Termination or Change in Control" table for further details of the separation payments made to Mr. Tulsyan in connection with his termination, which includes a payment reflecting his 2022 bonus.

		Target		Formulaic Bonus Payout		Committee Assessment		
Name	Salary	STI Target %		Payout Curve Achievement	STI Based on EBITDA Achievement	% Modifier Applied to EBITDA Funded Bonus	Bonus Adjusted following Committee Assessment	2022 Salary + Final Bonus Payout
Brad Jacobs*	$929,561	200%	$1,859,121	140%	$2,602,769	Committee did not exercise the plan modifier available in 2022, yielding a purely formulaic outcome; plan modifier removed for 2023		**$3,532,329**
Mario Harik	$557,857	138%	$ 768,096	140%	$1,075,334			**$1,633,192**
Carl Anderson	$ 93,750	100%	$ 93,750	140%	$ 131,250			**$ 225,000**

* *The STI percentage applied to Mr. Jacobs remained at 200% during the final two months of the year, in accordance with the terms of his employment agreement*

STI Payout Curve

108% achievement against adjusted EBITDA target = 140% payout

% Of Adjusted EBITDA Achieved	90	91	92	93	94	95	96	97	98	99	100	101	102	103	104	105	106	107	108	109	110	111	112	113	114	115	116	117	118	119	120
% of Target Bonus Earned	50	55	60	65	70	75	80	85	90	95	100	105	110	115	120	125	130	135	140	145	150	155	160	165	170	175	180	185	190	195	200

Long-Term Incentives

XPO's incentive compensation is weighted heavily toward LTIs that are tied to ambitious goals for key operational and financial indicators. The Committee's pay-for-performance philosophy is also focused on rewarding our NEOs for performance that creates substantial, long-term value for our stockholders. Awards are designed to tie closely to the company's strategic operating plans, as communicated broadly to our investor community, to ensure alignment with expectations set publicly. The Committee's goal is to ensure our executives remain laser focused on executing to exceptional operational standards, are incentivized to win against industry competition and drive long-term stockholder value creation.

In light of the transformational changes that were executed by the leadership team throughout 2022, we granted targeted awards to our NEOs as described in the table below entitled "NEO Stock Awards Granted in 2022".

Mr. Jacobs received no incremental new awards for 2022. In response to feedback from our stockholders indicating a preference for performance-based awards in the form of stock, the Committee converted 50% of Mr. Jacobs' 2022 tranche of the 2020 Cash LTI award, valued at $5 million, to Replacement LTL PSUs, consistent in format to those awarded to Mr. Harik (replacing 100% of Mr. Harik's 2022 Cash LTI tranche).

As our newly appointed CFO, Mr. Anderson received new hire sign-on awards in 2022 totaling a grant value of $1 million, with 50% awarded in performance-based stock dependent upon significant XPO TSR outperformance against both a broader market index and select transportation peers, and 50% in time-based RSUs that cliff-vest in November 2024. Mr. Anderson's TSR performance-based stock is consistent in format to Mr. Harik's Promotion PSUs (the "Relative TSR PSUs", as shown below).

In connection with the RXO spin-off, the Committee also approved modifications to outstanding performance-based awards for Mr. Jacobs and Mr. Harik, as described comprehensively in the section entitled *Modifications to Pre-Spin Outstanding Performance-Based Awards* in connection with RXO spin-off.

In all cases — both in the granting of new awards and the modification of outstanding unvested awards — the Committee approved double-trigger change-in-control provisions from the single-trigger provisions utilized in past awards, in response to a preference indicated by some of our stockholders.

The tables below provide: (i) descriptions of awards granted to our NEOs as LTIs in 2022; and (ii) for awards with certified goal achievements in 2022, the amounts granted along with their values as of December 31, 2022, and the final attainments, where relevant.

NEO Stock Awards Granted in 2022

<table>
<tr><th>AWARD GRANTED</th><th>DESCRIPTION</th><th>THE COMMITTEE'S RATIONALE</th></tr>
<tr><td>REPLACEMENT LTL PSUs
Recipients:
Mr. Jacobs
Mr. Harik</td><td>▪ Grant Date: March 7, 2022
▪ Vesting Schedule: Cliff vest on December 31, 2023 (aligned with the performance period of the 2022 Cash LTI tranche it replaced)
▪ Performance Metrics:
  ▪ Gating Factor: Completion of the RXO spin-off no later than December 31, 2022
  ▪ 50% weighted on 2022 LTL adjusted EBITDA
  ▪ 50% weighted on 2022 LTL adjusted operating ratio improvement versus prior year
  ▪ Details provided in the "LTL Performance-Based Stock Units (LTL PSUs)" table below
▪ Performance Certified? Yes
▪ 52% Earned Payout (subject to continued time vesting through vest date)</td><td>▪ Replaced 2022 cash tranche included in the 2020 Cash LTI award, in response to stockholder feedback in 2021 indicating a preference for stock-based compensation
▪ Aligned metrics with path to LTL long-term targets conveyed to investors in 2022
▪ The binary nature of the gating factor ensures a focus on successfully completing the spin-off transaction to position XPO for significant stockholder value creation through expected higher trading multiples over time</td></tr>
<tr><td>REGULAR LTL PSUs
Recipients:
Mr. Harik
Mr. Tulsyan</td><td>▪ Grant Date: March 7, 2022
▪ Vest Schedule: Cliff vest on March 7, 2025
▪ Performance Metrics:
  ▪ Gating Factor: Completion of the RXO spin-off no later than December 31, 2022
  ▪ 50% weighted on 2022 LTL adjusted EBITDA
  ▪ 50% weighted on 2022 LTL adjusted operating ratio improvement versus prior year
  ▪ Details provided in the "LTL Performance-Based Stock Units (LTL PSUs)" table below
▪ Performance Certified? Yes
▪ 52% Earned Payout (subject to continued time vesting through vest date)
  ▪ Details of the pro-rata vesting of equity awards held by Mr. Tulsyan in connection with his termination are included in the "Potential Payments Upon Termination or Change of Control" table below.</td><td>▪ Aligned metrics with path to LTL long-term targets conveyed to investors in 2022.
▪ The binary nature of the gating factor ensures a focus on successfully completing the spin-off transaction to position XPO for significant stockholder value creation through expected higher trading multiples over time
Applicable only to Mr. Harik:
▪ Granted to Mr. Harik in recognition of his promotion to LTL acting president (appointed in October 2021)
Applicable only to Mr. Tulsyan:
▪ Granted to Mr. Tulsyan as part of his annual CFO total compensation structure, bringing total direct compensation to $4 million
▪ 100% of LTI for Mr. Tulsyan was granted in PSUs, compared to an average 50% for at-risk, performance-based LTIs for CFOs in the CD&A Peer Group</td></tr>
</table>

AWARD GRANTED	DESCRIPTION	THE COMMITTEE'S RATIONALE
RELATIVE TSR PSUs Recipients: Mr. Harik Mr. Anderson	■ **Grant Date**: ■ Mr. Harik — August 5, 2022 ■ Mr. Anderson — November 8, 2022 ■ Vest Schedule: Cliff vest on fourth anniversary of grant date ■ Performance Metrics: ■ 100% relative TSR with two-step calculation process: (i) a baseline measuring XPO's four-year TSR performance against that of companies within the S&P Midcap 400 Index, and (ii) a multiplier based on XPO's TSR performance against that of select weighted transportation peers ■ *Details provided in the "Relative TSR Performance-Based Stock Units" table below* *Applicable only to Mr. Harik:* ■ Gating Factor: Completion of the RXO spin-off no later than March 31, 2023 ■ Post-Vest Sales Restriction: Lock-up on the sale or transfer of shares for one year after settlement of shares, except in the event of a change in control or death ■ **Performance Certified?** No *(performance is still outstanding)*	■ Aligned with stockholder interest for high growth of XPO's stock price over the long-term; no payout below a 67th percentile ranking against the broader market index, and maximum 200% payout requires a percentile ranking of 83 against the broader index, as well as meaningful outperformance of select transportation peers *Applicable only to Mr. Harik:* ■ Granted in connection with Mr. Harik's promotion to CEO ■ The Committee felt it was appropriate to recognize this milestone career accomplishment of Mr. Harik while applying rigor to the award design to incentivize a strong focus on XPO's growth in market position versus core competitors ■ The binary nature of the gating factor ensures a focus on successfully completing the spin-off transaction to position XPO for significant stockholder value creation through expected higher trading multiples over time *Applicable only to Mr. Anderson:* ■ Provided as part of new hire sign-on award in the CFO offer package (50% of total sign-on award), in line with standard market practice for C-suite level roles
NEW HIRE SIGN-ON RSU Recipient: Mr. Anderson	■ Grant Date: November 8, 2022 ■ Vest Schedule: Cliff vest on November 8, 2024 ■ **Performance Certified?** No *(time-based only)*	■ Provided as part of new hire sign-on award in the CFO offer package (50% of total sign-on award), in line with standard market practice for C-suite level roles
RXO SPIN-OFF INCENTIVE Recipient: Mr. Tulsyan	■ Grant Date: March 7, 2022 ■ Vest Schedule: Cliff vest on March 7, 2025 ■ Gating Factor: Completion of the RXO spin-off no later than December 31, 2022 ■ Time-based vesting after gating factor is achieved ■ **Performance Certified?** Yes ■ **100% Earned Payout** ■ *Details of the pro-rata vesting of equity awards held by Mr. Tulsyan in connection with his termination are included in the "Potential Payments Upon Termination or Change of Control" table below."*	■ Granted to incentivize successful execution of the RXO spin-off, recognizing Mr. Tulsyan's critical role in leading the complex strategic process over the course of eight months and delivering on stockholder requests to simplify the company's business portfolio

* *Settled in the full earned amount after termination date of January 6, 2023, pursuant to the terms of the applicable award agreement*

LTL Performance-Based Stock Units (LTL PSUs)

The construct below applies to the replacement awards granted to Mr. Jacobs and Mr. Harik, the additional award issued to Mr. Harik in connection with his promotion to acting president of LTL and the LTI compensation provided to Mr. Tulsyan as part of his total annual direct compensation, as noted above in the "NEO Stock Awards Granted in 2022" tables.

Weighting	Performance Metrics	2022 Target	Payout Scale *(Straight-line interpolation between values)*	
Gating Factor to Qualify: Completion of the RXO Spin-Off no later than December 31, 2022				
50%	**LTL Adjusted EBITDA**	$1 billion	**LTL Adjusted EBITDA**	**% PSU Earned**
			< $1 billion	0%
			$1 billion	100%
			$1.05 billion	200%
50%	**LTL Adjusted Operating Ratio Improvement**	100 bps improvement vs. 2021 (as measured on December 31, 2022)	**Basis Point Improvement**	**% PSU Earned**
			< 100 bps	0%
			100 bps	100%
			200 bps	200%

Relative TSR Performance-Based Stock Units

The below framework pertains to the Relative TSR PSUs granted to Mr. Harik (Promotion PSU) and to Mr. Anderson (New Hire Sign-On PSU), as noted above in the "NEO Stock Awards Granted in 2022" tables.

Relative TSR Performance Measures		Payout Scale *(Straight-line interpolation between values)*	
STEP 1: Baseline	XPO TSR performance vs. TSR of all companies within the S&P Midcap 400 Index	**Percentile Position vs. Index Companies**	**% PSU Earned**
		< 67th	0%
		67th	100%
		83rd	200%
STEP 2: Multiplier	XPO TSR performance vs. combined ODFL TSR (weighted 66.7)% and SAIA TSR (weighted 33.3)%	**Annualized Basis Points Outperformance vs. Peers**	**% of Baseline Achieved**
		≤ 200 bps	100%
		≥ 500 bps	133%

2022 Performance-Based LTI Outcomes — LTL Performance Stock Units

As described in the *Long-Term Incentives* section, the LTL PSUs included two performance goals related to the LTL business (each weighted 50%) which were provided as guidance to investors at the beginning of 2022, as well as a gating factor to quality for the award — the completion of the RXO spin-off no later than December 31, 2022. The table below illustrates these goals, which were specific to performance year 2022, with a tail of time-based vesting required, beyond these performance achievements, to fully vest in the respective award. The Committee was, therefore, able to certify achievement of the performance goals underlying this award at the beginning of 2023, while the time-based vesting element remains outstanding, contingent on continued employment.

The table below shows the outcomes the Committee certified for the LTL PSUs with respect of performance year 2022:

Weighting	Performance Metrics	2022 Target	2022 Actual[1]	Payout %	Payout Scale *(Straight-line interpolation between values)*	
Gating Factor to Qualify – Achieved: Completion of the RXO Spin-Off no later than December 31, 2022						
50%	LTL Adjusted EBITDA[1]	**$1 billion**	**$1.002 billion**	**104%**	**Adjusted EBITDA**	**% PSU Earned**
					< $1 billion	0%
					$1 billion	100%
					$1.05 billion	200%
50%	LTL Adjusted Operating Ratio Improvement[2]	**100 basis-point improvement vs. 2021**	**38 bps**	**0%**	**Basis Point Improvement**	**% PSU Earned**
					< 100 bps	0%
					100 bps	100%
					200 bps	200%
Blended Payout %:					**52%**	

(1) Performance metrics have been calculated in accordance with applicable award agreements

Payout values (using XPO's stock price as of December 31, 2022) for Mr. Jacobs, Mr. Harik and Mr. Tulsyan are detailed in the *Long-Term Incentives* section above, and are subject to continued time-based vesting

2022 Performance-Based LTI Outcomes — 2020 Cash LTI

In the course of responding to our stockholders' preference to issue share-based performance awards instead of cash awards, the Committee converted 50% of Mr. Jacobs' 2022 tranche of the 2020 Cash LTI ($5 million) to LTL PSUs in March 2022 (as then-CEO), while converting 100% of Mr. Harik's 2022 tranche ($2.25 million) to the same PSUs; Mr. Tulsyan was not a recipient of the 2020 Cash LTI grant. As a result, for the 2022 performance period, the Committee's certification of performance outcomes on the cash-based award was relevant only for Mr. Jacobs (for the 50% of his 2022 tranche that remained cash-settled).

The components of the 2020 Cash LTI program, along with ultimate 2022 achievement levels for each of the three metrics incorporated in the plan, are provided below. Each goal exceeded target, yielding a blended payout value for Mr. Jacobs of $8.83 million, or approximately 177% of total target value (subject to continued time-based vesting conditions through early 2024).

Weighting	Performance Metrics	2022 Target	2022 Actual[1]	Payout %	Payout Scale (2022 Tranche)	
50%	XPO Absolute Adjusted Cash Flow Per Share	**$5.35**	**$6.19**	**178%**	**Achievement Level**	**% Earned**
					< $5.35	0%
					$5.35	100%
					$5.89	150%
					≥ $6.42	200%
25%	Relative Cumulative Growth in Adjusted Cash Flow Per Share vs. 2020 *(Compared to 15-Peer Comparator Group)*	**55th Percentile Rank**	**Ranked 3rd out of 16 (~85th percentile)**	**200%**	**XPO Percentile Rank**	**% Earned**
					< 55th	0%
					55th	100%
					65th	150%
					≥ 75th	200%
25%	ESG Scorecard *(43 initiatives for 2022, each equally weighted at 2.3 points)*	**80 – 85 points out of 100**	**Final Score of 86.2** *(Details provided in Annex B)*	**150%**	**Scorecard Grade (Scale of 1-100)**	**% Earned**
					< 80 points	0%
					≥ 80 points and < 85 points	100%
					≥ 85 points and < 90 points	150%
					≥ 90 points	200%
Blended Payout %: Approximately 177%						

(1) Performance metrics have been calculated in accordance with applicable award agreements

ESG Scorecard Overview

Our ESG scorecard is designed to provide a progressive means of evaluating the management of ESG initiatives and incentivizing long-term, successive ESG achievements. The ESG scorecard metrics are a combination of annual and multi-year goals that span the total performance cycle of the award (performance years 2020, 2021, 2022 and 2023), with many metrics building to full achievement at the end of the four-year period. The Committee uses the scorecard to objectively assess performance, and the company uses it to monitor ESG progress.

Development of the ESG Scorecard

In 2020, the company commissioned a management consultant to conduct a gap analysis relative to our core peer group, so that we could better understand the optimal ESG tracking methods and disclosures of related KPIs and align more closely to market trends. In addition, we cross-referenced the gap analysis against the material issues designated at the corporate and business unit levels in our Sustainability Report materiality matrix, to narrow our focus to critical and highly relevant KPIs.

Using these material matters as a guide, our operational and functional leaders formed focus groups to identify the most relevant business initiatives and existing measurements that could form a basis for measurable ESG improvements over four years. The Committee agreed with the inputs from management and incorporated these recommendations into the scorecard. All targets were determined in July 2020, projecting forward for all four annual periods.

Spin-off Related Goal Recalibrations

The ESG scorecard was recalibrated to appropriately tailor the metrics and objectives to operational changes associated with the GXO spin-off in August 2021 and required further modification due to the RXO spin-off in 2022, as described below, under the heading *Modification of the ESG Component in the Replacement PSU Award.* The selected initiatives are more than 85% quantitative, with the remainder subject to predetermined hurdles or binary milestones.

Our ESG scorecard is organized into six categories, with an average of approximately 41 initiatives per year over the total span of the award. There were 43 initiatives in 2022, as described comprehensively in Annex B. Each initiative is weighted equally within the year, adding up to a total of 100 maximum points (2.3 points for each initiative with respect to 2022). For the goals that pertained to the operations that were spun off as RXO in 2022, the Committee captured the year-to-date (Quarter 1 through Quarter 3) performance measurements for the purpose of certifying the attainment of those respective goals.

Summary of ESG Scorecard Deliverables and Results for 2022

To address stockholders' requests for greater disclosure of the scorecard targets and achievements, the chart in Annex B entitled "ESG Scorecard — 2022 Deliverables and Achievements" provides details of every deliverable included in the 2022 performance year tranche of the 2020 Cash LTI award. The ESG scorecard comprised 25% of the total compensation opportunity related to the 2020 Cash LTI award and, for 2022, was only applicable to Mr. Jacobs' $5 million cash target related to the 2022 award tranche.

2022 ESG Score of 86.2%

Of the 43 initiatives for the 2022 performance year, 37 were achieved. Six were not achieved, resulting in a deduction of 13.8 points overall from a maximum score of 100, yielding a final score of 86.2. Based on the associated payout table shown below, this results in a 150% payout against the 25% portion of the 2020 Cash LTI award allocated to the ESG scorecard.

2022 Scorecard Grade of 86.2% (Scale of 1-100)	% Earned	
< 80 points	0%	
≥ 80 points and < 85 points	100%	
≥ 85 points and < 90 points	150%	➔ **Score of 86.2% yields 150% ESG payout**
≥ 90 points	200%	

MODIFICATIONS TO OUTSTANDING PERFORMANCE-BASED AWARDS IN CONNECTION WITH RXO SPIN-OFF

In November 2022, the Committee modified outstanding PSU awards from 2018 and 2019. Additionally, in February 2023, the Committee approved modifications to the remaining tranche of the 2020 Cash LTI award, taking into account both stockholder feedback and the need to modify the ESG scorecard goals (which constituted 25% of the outstanding award) by removing goals related to business operations that spun off as RXO. These modifications impacted Mr. Jacobs and Mr. Harik only, as other NEOs do not hold the 2020 Cash LTI award.

Modification of the Outstanding 2018 and 2019 PSUs

Prior to the RXO spin-off, Mr. Jacobs and Mr. Harik held the following unvested PSUs. These PSUs had no sliding scale payout and were binary "hit or miss" awards, with a requirement to meet two separate performance hurdles within each award structure in order to achieve target payout; there was no payout potential above 100%, and no threshold level of pay for below-target achievement:

	PSU GRANT	GRANT DATE	ORIGINAL CLIFF VEST DATE	# UNITS OUTSTANDING	PERFORMANCE METRICS
1	**2018 PSU**	August 16, 2018	December 31, 2022	▪ Mr. Jacobs: 393,346 ▪ Mr. Harik: 38,124	▪ Achievement of both $9.25 adjusted cash flow per share and $114.08 stock price by December 31, 2022
2	**2019 PSU**	June 5, 2019	December 31, 2024	▪ Mr. Jacobs: 781,149 ▪ Mr. Harik: 183,799	▪ Achievement of both compounded annual growth of at least 19% in adjusted EPS and relative TSR outperformance of at least 310 percentage points against the S&P Transportation Select Industry by December 31, 2022

In their deliberations on how to properly address the modification requirements for these awards, the Committee evaluated market practice in recent spin-off transactions, while also considering whether a fair adjustment methodology could be applied after two successive spin-offs (GXO in August 2021 and RXO in November 2022). The XPO profile was altered significantly by these transactions, from a company with $16 billion of revenue, $1.4 billion of adjusted EBITDA and over 100,000 employees in 2020, to one with $7.7 billion of revenue, approximately $1 billion of adjusted EBITDA and approximately 38,000 employees as of December 31, 2022.

The Committee reviewed market analysis of approximately 30 spin-off transactions occurring since January 1, 2015, with sufficient spin-off equity treatment disclosure, meeting the following criteria: (i) SpinCo revenue of at least $1 billion; and (ii) a SpinCo to RemainCo revenue ratio greater than or equal to 20%. The findings of this review indicated that approximately 72% of companies (including both SpinCo and RemainCo entities) converted some or all of their outstanding executive PSUs into time-based RSUs vesting on their original schedule. Companies that opted for continued performance treatment typically had performance goals that were either: (i) entirely based on relative TSR and thus required no new or modified goals; or (ii) performance based on a multi-year average of individual one-year periods, which are more easily adapted than an interrupted multi-year cliff performance period.

For XPO, the 2018 and 2019 awards each had both financial and stock-price/TSR-related goals that must be achieved in tandem, and were structured as cliff vesting periods, based on measurement at one end point versus one beginning point in the cumulative period. Recasting the performance goals to reflect the same rigor as the original construct used for the XPO conglomerate could result in failing to credit partial performance gains already attained at that point in the vesting period of each award. Additionally, with the significant changes to XPO's profile as a result of the RXO spin-off and the uncertainty surrounding the impact of other potential strategic alternatives, the Committee could not reliably project company performance goals out to 2024.

In light of these considerations, and taking into account stockholder perspectives on how to address outstanding awards, the Committee decided to convert the combined target shares in these two outstanding awards to time-based RSU awards for each of Mr. Jacobs and Mr. Harik, effective as of the RXO spin-off date. However, in exchange for removing the associated performance hurdles, the Committee enacted the following changes:

i. Extended the vesting schedule of the 2018 award by two years, to December 31, 2024, aligning with the original vesting schedule of the 2019 award;

ii. Applied a post-vesting sales restriction on the entire pool of shares across both awards, which expires on December 31, 2025; and

iii. Modified the change in control provisions applicable to the awards from single-trigger to double-trigger, responding to stockholder requests to eliminate single-trigger vesting provisions from LTIs.

From a reporting perspective, these modifications impact the Summary Compensation Table by showing the modified values of these older, previously-reported awards as though they are new, incremental grants with respect to the 2022 performance year. To clarify the Committee's actual decisions for 2022, we have provided our stockholders with an alternate view of the Summary Compensation Table to consider, entitled Supplemental Summary Compensation Table, located under the required Summary Compensation Table. It is critically important to view these adjustments as tailored changes that maintain the intended operation and values of these awards, as opposed to new grants that represent supplemental value.

Modification of the Outstanding 2020 Performance-Based Cash LTI Grant

In February 2023, the Committee certified performance achievements in connection with the 2022 tranche of Mr. Jacobs' 2020 Cash LTI award. The Committee also re-evaluated the structure of the remaining 2023 tranche of the awards for both Mr. Jacobs and Mr. Harik, who had $10 million and $2.25 million, respectively, of target award values outstanding in the tranche.

Based on: (i) stockholder feedback to denominate performance awards in equity rather than cash; and (ii) the impact of the RXO spin-off on the company's profile, which directly affected the construction of the absolute adjusted cash flow per share performance metric in the award structure, the Committee decided to make meaningful revisions, effectively canceling the original version of the award and replacing it with new performance-based shares, with metrics that were realigned with post-spin-off strategic priorities. The target amounts and combined vesting/sales restriction schedules were preserved in the issuance of the replacement awards.

Unlike the 2018 and 2019 PSUs, the 2020 Cash LTI award contained distinct annual performance goals and measurements (for each of the years from 2020 through 2023), allowing the Committee to consider recalibrations of the associated metrics more readily, without disrupting previous gains which were already certified and, for the first two tranches, settled and paid. In this case, rather than keeping the same goals as the existing structure, and responsive to stockholder input, the Committee removed the two metrics related to adjusted cash flow per share, replacing them with the metric of relative TSR versus the S&P Transportation Select Industry Index. This was done in response to stockholder insights from off-season engagement sessions that were completed in the first quarter of 2023. The new performance measurement period begins on November 1, 2022 and ends on December 31, 2024 (the annual PSU for 2023 would cover the period between March 6, 2023 and March 6, 2026).

Core Elements of the 2020 LTI Replacement Award Issued in 2023

Weighting	Performance Metrics	Performance Measurement Period	Payout Scale *(straight-line interpolation between values for relative TSR)*	
			Percentile vs. Index	**% PSU Earned**
75%	Relative TSR: XPO vs. S&P Transportation Select Index	November 1, 2022 (RXO spin-off date) through December 31, 2024 *(start of 30-day trading average represents the period from November 1, 2022 – December 13, 2022)*	< 40th	0%
			40th	25%
			50th	65%
			60th	100%
			75th	200%
			Scorecard Grade (Scale of 1-100)	**% PSU Earned**
25%	ESG Scorecard	2023 deliverables stated in the ESG scorecard, modified to reflect remaining XPO business operations post-RXO spin-off	< 80 points	0%
			≥ 80 points and < 85 points	100%
			≥ 85 points and < 90 points	150%
			≥ 90 points	200%

Additional Key Features

- **Vesting schedule**: Cliff vest on February 9, 2025, contingent upon achievement of the above performance hurdles and continued employment through the vesting date.
- **Post-vest sales restriction**: Lock-up on the sale or transfer of shares post-vesting until January 15, 2026. Vesting plus sales lock-up aligns with the total vesting period of the 2023 original tranche of the 2020 Cash LTI.

Original Structure of the 2020 Cash LTI Replaced in 2023

Weighting	Performance Metrics	Payout Scale (2023 Tranche)	
50%	XPO Absolute Adjusted Cash Flow Per Share	**Achievement Level**	**% Earned** *(straight-line interpolation between values)*
		< $5.95	0%
		$5.95	100%
		$6.55	150%
		≥ $7.14	200%
25%	Relative Cumulative Growth in Adjusted Cash Flow Per Share vs. 2020 *(compared to Peer Group)*	**XPO Percentile Rank**	**% Earned** *(straight-line interpolation between values)*
		< 55th	0%
		55th	100%
		65th	150%
		≥ 75th	200%
25%	ESG Scorecard *(39 initiatives for 2023, each equally weighted at 2.6 points)*	**Scorecard Grade (Scale of 1-100)**	**% Earned**
		< 80 points	0%
		≥ 80 points and < 85 points	100%
		≥ 85 points and < 90 points	150%
		≥ 90 points	200%

Note: Mr. Tulsyan was granted an equity-based award utilizing the same metrics and structure as the 2020 Cash LTI upon his appointment as CFO in September 2021. Due to his separation from the company on January 6, 2023, pursuant to the terms of his award agreement and upon the certification of achievement of the goals in the 2023 tranche of his equity award, he is entitled to a target of 86 shares from this tranche and 2,496 additional shares pursuant to the terms of his separation agreement (the remaining 2,625 shares have been forfeited). The Committee may elect to modify the award for these combined 2,582 target shares at a future date.

Modification of the ESG Component in the Replacement PSU Award

As part of the modification efforts to develop the 2020 LTI Replacement Award, the Committee reviewed the relevance of the 2023 goals embedded in the ESG scorecard and made the following adjustments, with the majority related to removing goals associated with the operations that were spun off as RXO. With these amendments, the ESG scorecard will continue to have deliverables across the topics of Workforce/Talent, Diversity, Equity and Inclusion, Employee and Community Safety, Environment and Sustainability, Information Security and Governance, with 39 initiatives for 2023.

	2023 ESG INITIATIVES	TARGET	CHANGE / RATIONALE
1	US DOT-Recordable Preventable Accident Frequency Rate *(when holding number of miles driven constant with full-year 2020)*	Prior year actual + 3% improvement	Removed RXO-related impact
2	Lost Workday Rate	<59	Removed RXO-related impact
3	Total Recordable Incident Rate (TRIR)	<0.95	Removed RXO-related impact
4	Fuel Efficiency Improvement	Maintain 7.1 mpg or higher by year end	Removed RXO-related impact
5	Registration as a Smartway Approved Carrier Partner	Maintain Partnership	Removed RXO-related impact
6	Average Age of Tractors	2.5 years	Removed RXO-related impact
7	CO_2 Emissions Control in Europe: *Includes machinery equipment, installations, and road truck emissions*	Minimum 5% improvement from prior year	Replaced entirely due to unavailability of EcoTransit tool that was intended to provide the basis for this measurement; see point 8 below
8	CO_2 Emissions Reduction in Europe: *Achieved with electric vehicles, biofuels, reduction of empty miles and renewable energies usage*	Minimum 10 million Kg of CO_2 reduced in 2023	New goal replaces CO_2 Emissions Control in Europe: Achieves a similar environmental benefit as the original goal and alleviates the measurement difficulties caused by a delay in the implementation of the EcoTransit tool

Equitable Adjustments of Equity-Based Awards in the RXO Spin-Off

Regarding the impact of the RXO spin-off on equity-based awards, our NEOs were treated the same as our other similarly-situated executives and corporate employees. For all then-active NEOs and corporate employees, each outstanding XPO equity award was treated in a manner similar to that experienced by XPO stockholders with respect to their XPO common stock. More specifically, each of these awards was deemed bifurcated into two separate awards: (i) an adjusted award covering XPO common stock; and (ii) a new award of the same type covering RXO common stock. Each of these two awards remain subject to the same terms and conditions (including with respect to vesting) immediately following the spin-off date as applicable to the corresponding award immediately prior to the spin-off date, except for the modifications and replacement awards relevant to our impacted NEOs, as described herein.

OUR EXECUTIVE COMPENSATION GOVERNANCE FRAMEWORK

Stock Ownership Policies

We believe that executive equity ownership in the company mitigates a number of risks, including risks related to executive attrition and undue risk-taking.

Guidelines

Stock ownership guidelines are expressed as a multiple of each NEO's annual base salary:

- CEO: 6x annual base salary
- Other NEOs: 3x annual base salary

Compliance with our stock ownership guidelines is generally determined using the aggregate count of shares of common stock held directly or indirectly by the NEO, plus unvested restricted stock units subject solely to time-based vesting. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions, are not counted toward meeting stock ownership guidelines until they have settled or been exercised, as applicable.

Until the stock ownership guidelines are met, an executive is required to retain 70% of the net shares (after tax withholding) received upon settlement of equity-based awards. A newly appointed executive is required to reach his or her stock ownership guideline no later than three years from the date of appointment.

As of the Record Date, all NEOs were in compliance with our stock ownership guidelines.

In addition to our stock ownership guidelines, certain awards of our executive chairman and CEO were amended during 2022 to include one-year holding periods after vesting, as described above.

Clawback Policy

As described above under the heading *Employment Agreements with NEOs — Clawbacks,* Mr. Jacobs and Mr. Harik are party to agreements in connection with their employment, which include clawback restrictions with respect to LTI and STI compensation. Mr. Anderson is subject to agreements in connection with his LTI compensation which include clawback restrictions. The Committee is focused on mitigating the company's risk associated with its compensation program for NEOs and believes that clawback provisions are an important tool to achieve this.

Annual STI Compensation

The employment agreements for Mr. Jacobs and Mr. Harik provide that if the NEO has engaged in fraud or other willful misconduct that contributes materially to any financial restatement or material loss to the company or any of its affiliates, the company may: (i) require repayment by the NEO of any cash STI or annual STI previously paid, net of any taxes paid by the NEO on such STI; (ii) cancel any earned but unpaid cash STI or annual STI; and/or (iii) adjust the NEO's future compensation in order to recover an appropriate amount with respect to the restated financial results or the material loss.

Long-Term Incentive Compensation

The employment agreements for Mr. Jacobs and Mr. Harik include a clawback provision under which the NEO may be required, upon certain triggering events, to repay all or a portion of LTI compensation that was previously paid (including proceeds from previously-exercised and vested equity-based awards) and to forfeit unvested equity-based awards during the term of the employment agreements. In cases where a cure is possible, the NEO will first be provided with a specified cure period. These clawback provisions are generally triggered if any of the following conditions apply; the NEO:

- Is terminated for cause, as defined in the employment agreement;
- Has engaged in fraud or other willful misconduct that contributes materially to any significant financial restatement or material loss to our company or any of our affiliates; or
- Breaches the restrictive covenants that are applicable under the employment agreement.

The time period for the company to take action under this clawback provision is up to six months from the date of termination for cause and, for all other specified conditions, at any time up to six months after learning of the conduct but in no event more than two years after the NEO engages in such conduct.

Mr. Anderson's LTI agreements provide that if he breaches any restrictive covenant contained in any arrangements with the company or engages in fraud or willful misconduct that contributes materially to any financial restatement or material loss to the company or any of its subsidiaries, the company may require him to repay any long-term incentive compensation that was previously paid (including proceeds from vested equity-based awards) and to forfeit unvested equity-based awards. In cases where a cure is possible, he will first be provided with a specified cure period.

Additional Provision

To the extent that the rules adopted by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act are broader than the clawback provisions contained in our employment agreements for Mr. Jacobs and Mr. Harik, and to the extent the company is required to implement a clawback policy pursuant to applicable law, such NEOs each will be subject to additional clawback provisions pursuant to such rules.

Mr. Anderson's Severance Agreement provides that he will be subject to any legally mandated policy relating to the recovery of compensation, to the extent that the Company is required to implement such policy pursuant to applicable law.

Role of the Committee

The Committee is responsible for approving our compensation practices and overseeing our executive compensation program in a manner consistent with XPO's compensation philosophy. The Committee is tasked with: (i) reviewing the annual and long-term performance goals for our NEOs; (ii) approving awards under incentive compensation and equity-based plans; and (iii) approving all other compensation and benefits for our NEOs. The Committee acts independently but works closely with the full Board and executive management in making many of its decisions. To assist it in discharging its responsibilities, the Committee has retained the services of an independent compensation consultant, as discussed further below.

Role of Management

Executive management provides input to the Committee, including with respect to the Committee's evaluation of executive compensation practices. In particular, our CEO, Mr. Harik, provides recommendations for proposed compensation actions with respect to our executive team, but not with respect to his own or Mr. Jacobs' compensation. The Committee carefully and independently reviews the recommendations of management without members of management present and consults its independent compensation consultant before making final determinations. We believe this process ensures that our executive compensation program effectively aligns with XPO's compensation philosophy and stockholder interests.

Role of the Committee's Independent Compensation Consultant

The Committee directly retained Exequity as its independent advisor throughout 2022. Among other things, the Committee's independent advisor consults on compensation and governance matters, monitors trends and evolving market practices in executive compensation and provides general advice and support to the Committee and the Committee's chairman. Exequity's support for the Committee in 2022 included reviewing LTI award grant proposals and LTI modifications for NEOs, providing guidance on various approaches and actions related to the RXO spin-off, assisting in guiding the design of the annual STI program and reviewing the content of this CD&A. Exequity did not provide any other services to the company.

The Committee considered the independence of Exequity in light of applicable SEC rules and NYSE listing standards. After taking into account the absence of any relationships with management and members of the Committee, as well as Exequity's internal policies and other information provided to the Committee, the Committee determined that no conflicts of interest existed that would prevent Exequity from serving as an independent compensation consultant to the Committee.

OTHER COMPENSATION-RELATED ITEMS

Equity Granting Policy

All equity awards to NEOs are approved by the Committee with a grant date determined at the time of approval. The Committee does not target a specific time during the year to make equity grants, but grant dates are always on the date of Committee approval.

Benefits

Our NEOs are provided with the same benefits as are generally offered to other eligible employees, including participation in the XPO, Inc. 401(k) Plan and insurance benefit programs. Our NEOs receive minimal perquisites, as shown in the "All Other Compensation" table following the CD&A.

Employment Agreements

We have entered into multi-year employment agreements with certain of our NEOs to promote long-term retention, while allowing the Committee to exercise discretion in designing incentive compensation programs. The material compensation-related terms of these agreements are described under the heading *Employment Agreements with NEOs* and the tables that follow the CD&A.

Separation from Employment of Mr. Tulsyan

Following Mr. Tulsyan's separation from the company on January 6, 2023, and pursuant to the terms of his separation agreement, severance agreement, and transition agreement, Mr. Tulsyan received the following payments and benefits from the company in exchange for agreeing to a general release of claims in favor of the company and other promises by Mr. Tulsyan in the separation agreement, including: (i) cash severance payments equal to twelve months of Mr. Tulsyan's base salary as in effect on the Separation Date, totaling a gross amount of $500,000; (ii) an additional payment of $8,200, equal to the estimated prorated target bonus for the 2023 performance year (January 1 through January 6); (iii) a lump sum equivalent to any unused carryover paid time off for 2022; (iv) a payment equivalent to what Mr. Tulsyan would have received as the funded bonus amount for the company's 2022 annual incentive plan year if Mr. Tulsyan had remained employed through the payout date; (v) nine (9) months of outplacement services, and (vi) payment of Mr. Tulsyan's COBRA premiums for medical and dental coverage for up to six (6) months from the Separation Date. Pursuant to the transition agreement, Mr. Tulsyan will receive a lump sum transition payment of $480,000, less applicable taxes and withholdings, to be paid on July 7, 2023. Mr. Tulsyan's severance benefits are detailed in the "Potential Payments Upon Termination or Change of Control" table following this CD&A.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986 as amended (the "Code") disallows a federal income tax deduction to public companies for compensation greater than $1 million paid in any tax year to covered executive officers.

As a general matter, while tax deductibility is one of several relevant factors considered by the Committee in determining compensation, we believe that the tax deduction limitation imposed by Section 162(m) should not compromise the company's access to compensation arrangements that will attract and retain a high level of executive talent. Accordingly, the Committee and

our Board will take into consideration a multitude of factors in making executive compensation decisions and may approve executive compensation that is not tax deductible.

Risk Assessment of Incentive Compensation Programs

The company, in partnership with a third-party compensation advisory group, last performed an assessment for the Committee in 2022, in order to determine whether there were material risks that could arise from our compensation plans and programs. This assessment included a review of material elements of non-executive and executive compensation plans that were in place as of March 2022. Any material changes enacted in the course of the RXO spin-off in 2022 and the first quarter of 2023 will be reviewed in this 2023 plan year. The Committee has concluded that for the 2022 plan year, the company's compensation plans and programs are not reasonably likely to have a material adverse effect on the company.

COMPENSATION COMMITTEE REPORT

The following statement made by the Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Committee reviewed the Compensation Discussion and Analysis with management as required by Item 402(b) of Regulation S-K, as set forth above. Based on this review and the resulting discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the company's 2022 on Form 10-K.

COMPENSATION COMMITTEE:

Johnny C. Taylor, Jr., chair
Allison Landry, member
Irene Moshouris, member (since November 1, 2022)

COMPENSATION TABLES

Summary Compensation Table

The table below sets forth information concerning the total compensation awarded to, earned by, or paid to our NEOs for the year ended December 31, 2022. We compensate our NEOs pursuant to the terms of their respective employment agreements. The information reported in the table below reflects the terms of such agreements. For more information about our NEOs' employment agreements, see the discussion in this Proxy Statement under the heading *Employment Agreements with NEOs*.

Note: The Stock Awards column in the table below includes the impact of modifications to previously-granted outstanding stock awards in connection with the RXO spin-off. As a result, it does not clearly represent the compensation paid to our NEOs for fiscal year 2022. For a clearer representation of the compensation paid to our NEOs for fiscal year 2022, see the table titled "Supplemental Summary Compensation Table" below.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2][3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Brad Jacobs[6] *Executive Chairman*	2022	$ 929,561	—	$34,600,992[7]	$11,446,524	$ 13,880	$46,990,957
	2021	$1,000,000	—	—	$20,625,000	$418,280	$22,043,280
	2020	$1,000,000	$3,300,000	—	$17,500,000	$ 12,660	$21,812,660
Mario Harik[8] *Chief Executive Officer*	2022	$ 557,857	—	$ 7,381,069[7]	$ 1,075,334	$ 13,463	$ 9,027,723
	2021	$ 500,000	$ 100,000	—	$ 4,914,063	$ 12,863	$ 5,526,925
	2020	$ 500,000	$1,031,250	—	$ 3,937,500	$ 12,660	$ 5,481,410
Carl Anderson[9] *Chief Financial Officer*	2022	$ 93,750	—	$ 1,091,845[10]	$ 129,452	$ 263	$ 1,315,310
Ravi Tulsyan[11] *Former Chief Financial Officer*	2022	$ 498,626	—	—	$ 93,550	$ 13,463	$ 605,639
	2021	$ 431,539	$ 100,000	$ 2,084,951	$ 874,800	$ 12,545	$ 3,503,834

Supplemental Summary Compensation Table

The following table provides a clearer representation of the compensation paid to our NEOs for fiscal year 2022. It excludes the modifications of previously-granted stock awards in connection with the RXO spin-off, as described in footnote 7 below.

This Supplemental Summary Compensation Table view is for informational purposes only and is not presented in accordance with SEC requirements.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2][3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Brad Jacobs[6] *Executive Chairman*	2022	$ 929,561	—	—[7]	$11,446,524	$ 13,880	$12,389,965
	2021	$1,000,000	—	—	$20,625,000	$418,280	$22,043,280
	2020	$1,000,000	$3,300,000	—	$17,500,000	$ 12,660	$21,812,660
Mario Harik[8] *Chief Executive Officer*	2022	$ 557,857	—	—[7]	$ 1,075,334	$ 13,463	$ 1,646,654
	2021	$ 500,000	$ 100,000	—	$ 4,914,063	$ 12,863	$ 5,526,925
	2020	$ 500,000	$1,031,250	—	$ 3,937,500	$ 12,660	$ 5,481,410
Carl Anderson[9] *Chief Financial Officer*	2022	$ 93,750	—	$1,091,845[10]	$ 129,452	$ 263	$ 1,315,310
Ravi Tulsyan[11] *Former Chief Financia Officer*	2022	$ 498,626	—	—	$ 93,550	$ 13,463	$ 605,639
	2021	$ 431,539	$ 100,000	$2,084,951	$ 874,800	$ 12,545	$ 3,503,834

(1) Annual cash bonus awards for 2022 are included in the column "Non-Equity Incentive Plan Compensation" and reflect formulaic annual cash bonus awards earned in respect of 2022 for Mr. Jacobs, Mr. Harik and Mr. Anderson. Mr. Harik and Mr. Tulsyan received an additional $100,000 cash bonus in 2021 in consideration of their work related to the GXO spin-off. Annual cash bonus awards for 2020 reflect discretionary annual cash bonus awards earned in respect of 2020 for Mr. Jacobs and Mr. Harik.

(2) In order to preserve the value of the awards held by employees continuing with XPO following each of the GXO and RXO spin-offs, as applicable, including our NEOs, the number of outstanding shares underlying outstanding awards were adjusted using the ratios and methodologies outlined in each Employee Matters Agreement, as applicable. The GXO ratio was based on the closing price per share of XPO common stock on July 30, 2021 compared to the closing price per share of XPO common stock on August 2, 2021. The RXO ratio was based on either (i) the closing price per share of XPO common stock on October 31, 2022 compared to the closing price per share of XPO common stock on November 1, 2022 or (ii) a distribution ratio of one share of RXO common stock for every share of XPO common stock. The modification of these awards in connection with either spin-off did not result in incremental compensation cost.

(3) The amounts reflected in this column represent the aggregate grant date fair value of the awards made during each respective year, as computed in accordance with FASB ASC Topic 718. For additional information related to the measurement of stock-based compensation awards, see Note 15 to the financial statements included in our 2022 Form 10-K.

(4) The amounts reflected in this column for 2022 include formulaic annual cash bonus awards earned in respect of 2022 of $2,612,822, $1,075,334 and $129,452 for Mr. Jacobs, Mr. Harik and Mr. Anderson, respectively. The amounts reflected in this column for 2022, 2021 and 2020 also include a cash LTI award granted in 2020 and earned in respect of 2022 for Mr. Jacobs, and both 2021 and 2020 for Mr. Jacobs and Mr. Harik. On July 31, 2020, the Committee awarded Mr. Jacobs and Mr. Harik LTI awards subject to achievement of an absolute adjusted cash flow per share goal, a relative growth in adjusted cash flow per share goal and a scorecard related to ESG goals. The award is earned in cash in four installments on the first anniversary of grant (July 31, 2021) and each of January 15, 2022, 2024 and 2026. The goals underlying the 2020 LTI award are subject to both performance-based and service-based conditions. The target award can be earned based on attainment of the absolute adjusted cash flow per share goals of $3.04, $4.51, $5.35 and $5.95 for each of the second half of 2020 and full year 2021, 2022 and 2023, respectively (50% of award); the relative growth in adjusted cash flow per share goal at the 55th percentile (25% of award); or achievement against goals related to ESG as outlined in a comprehensive scorecard (25% of award). The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200%. As discussed in more detail in Modification of the Outstanding 2020 Performance-Based Cash LTI Grant, on February 9, 2023, in connection with the RXO spin-off, the Committee approved the cancellation and replacement of 100% of the target amount of the 2023 tranche of the 2020 LTI award for Mr. Jacobs and Mr. Harik with PSUs ("PSU Replacement Awards"). Each PSU Replacement Award had a target grant date value equal to the canceled portion of Messrs. Jacobs' and Harik's LTI award. The PSU Replacement Awards are subject to a replacement of the absolute adjusted cash flow per share and relative growth in adjusted cash flow per share performance goals from the LTI awards' final tranche with a relative TSR performance goal, weighted at 75%, and a continuation of the ESG scorecard goal, weighted at 25% and adjusted in connection with the RXO spin-off. The number of PSUs granted pursuant to the PSU Replacement Award for each of Mr. Jacobs and Mr. Harik was determined based on the grant value of the LTI awards final tranche for each of Messrs. Jacobs and Harik and the closing price of a share of the company's common stock on February 9, 2023. The PSU Replacement Awards have an additional time-based vesting condition that generally requires continued service through February 9, 2025, or an earlier qualifying termination of service, and are subject to a restriction on the sale or transfer of shares until January 15, 2026 (which generally aligns with the vesting period for the corresponding canceled portion of the LTI awards). Also Mr. Tulsyan received $93,550 in connection with a Cash LTI award granted on January 15, 2020.

(5) The components of "All Other Compensation" for 2022 are detailed in the "All Other Compensation" table.

(6) Effective as of November 1, 2022, Mr. Jacobs, chairman and CEO, assumed the role of executive chairman. Mr. Jacobs' 2022 amounts reflect all of his compensation for the full fiscal year. Mr. Jacobs did not receive any additional compensation for his service as a director.

(7) On November 1, in connection with the completion of the RXO spin-off, the outstanding PSUs granted in 2018 and 2019 to both Mr. Jacobs and Mr. Harik were modified by converting the 2018 PSU award and 2019 PSU awards held by each into time-based vesting RSU awards ("2022 Converted RSUs"). The 2022 Converted RSUs (i) vest on December 31, 2024 generally subject to continued employment by the executive (or, in the case of Mr. Jacobs, willingness to serve on the company's board of directors) through the vesting date and (ii) the after-tax shares received upon the settlement of the 2022 Converted RSUs are subject to a lock up which prohibits transfers of such shares through December 31, 2025. With respect to the previously awarded PSUs in 2018 and 2019 for Mr. Jacobs and Mr. Harik, the company reported the grant date values of those awards in the Summary Compensation Table (and Grants of Plan-Based Award Table) in the year of grant as if the performance conditions associated with those awards were probable. The performance conditions were not probable and the amounts that should have been reflected were $0. In 2022, these awards were modified and converted to time-based RSUs. The fair value of the awards immediately prior to the 2022 modification were zero as the awards were not probable. The amount shown in this column represents the incremental fair value of the modified awards calculated in accordance with ASC 718 at the 2022 modification date over the sum of the amounts previously reported in respect of the awards in our 2018 and 2019 proxy statements ($12,690,463 and $7,007,415 for Mr. Jacobs, and $1,230,004 and $1,648,799 for Mr. Harik for 2018 and 2019, respectively). The values shown in this column (when taken together with the previously reported values) are equal to the full amount of compensation expense to be taken for these awards under FASB ASC Topic 718. The financial statements properly reflect the accounting for these awards in accordance with ASC 718 for all periods.

(8) Effective as of November 1, 2022, Mr. Harik, chief information officer, chief customer officer, and president, North American LTL, assumed the role of CEO and was appointed a director of the company. Mr. Harik's 2022 amounts reflect all of his compensation for the full fiscal year. Mr. Harik did not receive any additional compensation for his service as a director.

(9) Effective as of November 8, 2022, Mr. Anderson assumed the role of CFO. Mr. Anderson's 2022 amounts reflect all of his compensation for the full fiscal year.

(10) The amounts for Mr. Anderson reflect RSU and PSU awards granted upon his appointment to CFO on November 8, 2022**.** The Committee awarded Mr. Anderson PSUs subject to achievement based on TSR of the shares of the company over the performance period relative to the S&P Midcap 400 Index, with a multiplier based on the company's TSR over the performance period compared to the aggregate weighted TSR of certain pre-selected transportation peers. The award is eligible to be earned in equity in one installment on November 8, 2026. The goals underlying these PSUs are subject to both performance-based and service-based conditions. The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200%.

(11) On November 8, 2022, Mr. Tulsyan transitioned from the company's CFO to senior advisor, finance. Also, on January 23, 2023, the company entered into a separation agreement and general release with Mr. Tulsyan in connection with his termination as senior advisor, effective January 6, 2023. Please see the Potential Payments Upon Termination or Change in Control table below for severance payments paid to Mr. Tulsyan in connection with his termination.

All Other Compensation Table

The following table sets forth the amounts included in the "All Other Compensation" column in the Summary Compensation Table for our NEOs in 2022.

Name	Matching Contributions to 401(k) Plan[1] ($)	Company-Paid Life Insurance Premiums[2] ($)	Total ($)
Brad Jacobs	$12,200	$1,680	$13,880
Mario Harik	$12,200	$1,263	$13,463
Carl Anderson[3]	—	—	—
Ravi Tulsyan	$12,200	$1,263	$13,463

(1) Amounts in this column represent matching contributions made by XPO to the company's 401(k) plan. Only amounts contributed directly by our NEOs are eligible for matching contributions, and our NEOs are eligible for matching contributions on the same basis as all other eligible employees of our company.

(2) Amounts in this column include the company-paid premiums for basic life insurance.

(3) Effective as of November 8, 2022, Mr. Anderson assumed the role of CFO. Perquisites and personal benefits did not equal or exceed $10,000 for Mr. Anderson in 2022.

Grants of Plan-Based Awards

The following table sets forth additional details regarding grants of equity plan-based awards.

Name	Grant Date	Grant Type	Estimated Future Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)[1]	Grant Date Fair Value of Stock Awards ($)[3]
			Threshold (#)	Target (#)[2]	Maximum (#)		
Brad Jacobs	3/7/2022	PSU	—	82,932	165,864	—	—
	11/1/2022	RSU	—	—	—	1,174,495	$34,600,992
Mario Harik	3/7/2022	PSU	—	37,320	74,640	—	—
	3/7/2022	PSU	—	53,906	107,812	—	—
	8/5/2022	PSU	—	172,871	345,742	—	—
	11/1/2022	RSU	—	—	—	221,923	$ 7,381,069
Carl Anderson[4]	11/8/2022	RSU	—	—	—	14,112	$ 499,988
	11/8/2022	PSU	—	14,112	28,224	—	$ 591,857
Ravi Tulsyan	3/7/2022	PSU	—	49,759	99,518	—	—
	3/7/2022	PSU	—	82,932	82,932	—	—

(1) In order to preserve the value of the awards held by employees continuing with XPO following each of the GXO and RXO spin-offs, as applicable, including our NEOs, the number of outstanding shares underlying outstanding awards were adjusted using the ratios and methodologies outlined in each Employee Matters Agreement, as applicable. The GXO ratio was based on the closing price per share of XPO common stock on July 30, 2021 compared to the closing price per share of XPO common stock on August 2, 2021. The RXO ratio was based on either (i) the closing price per share of XPO common stock on October 31, 2022 compared to the closing price per share of XPO common stock on November 1, 2022 or (ii) a distribution ratio of one share of RXO common stock for every share of XPO common stock. The modification of these awards in connection with either spin-off did not result in incremental compensation cost.

(2) PSUs are reflected at the target level, which is also the threshold level. There is no threshold level of payment for below target performance and the maximum level that may be paid is 200% of target.

(3) Amounts in this column reflect the grant date fair value of awards calculated in accordance with FASB ASC Topic 718, using the valuation methodology set forth in Note 15 to the financial statements included in our 2022 Form 10-K. Please see Note 7 to the Summary Compensation Table for additional details of the values reflected for Mr. Jacobs and Mr. Harik.

(4) The amount for Mr. Anderson reflects awards granted upon his appointment to CFO on November 8, 2022.

Additional information relevant to the awards shown in the above table (including a discussion of the applicable performance criteria and the actual payouts under such awards) is included under the heading *Outstanding Equity Awards at Fiscal Year-End*.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2022.

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)[1][2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1][4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Brad Jacobs	1,174,495[5]	$39,098,939[5]	82,932[6]	$2,760,806[6]
Mario Harik	221,923[7]	$ 7,387,817[7]	264,097[8]	$8,791,789[8]
Carl Anderson	14,112[9]	$ 469,788[9]	14,112[10]	$ 469,788[10]
Ravi Tulsyan	23,296[11]	$ 775,524[11]	153,161[12]	$5,098,738[12]

Note: Vesting of all outstanding equity awards is subject to continued employment by the NEO on the applicable vesting date, subject to certain exceptions in connection with a qualifying termination of employment. Please see the Potential Payments Upon Termination or Change in Control table below for more details.

(1) In order to preserve the value of the awards held by employees continuing with XPO following each of the GXO and RXO spin-offs, as applicable, including our NEOs, the number of outstanding shares underlying outstanding awards were adjusted using the ratios and methodologies outlined in each Employee Matters Agreement, as applicable. The GXO ratio was based on the closing price per share of XPO common stock on July 30, 2021 compared to the closing price per share of XPO common stock on August 2, 2021. The RXO ratio was based on either (i) the closing price per share of XPO common stock on October 31, 2022 compared to the closing price per share of XPO common stock on November 1, 2022 or (ii) a distribution ratio of one share of RXO common stock for every share of XPO common stock. The modification of these awards in connection with either spin-off did not result in incremental compensation cost.

(2) In accordance with the RXO spin-off distribution ratio, certain outstanding RSUs on November 1, 2022, received additional time-based RSUs covering shares of stock of RXO, Inc. The outstanding RXO RSUs are as follows: Mr. Jacobs received 1,174,495 RXO RSUs valued at $20,201,314; Mr. Harik received 221,923 RXO RSUs valued at $3,817,076; Mr. Tulsyan received 23,296 RXO RSUs valued at $400,691 calculated using $17.20, the closing price of RXO common stock on the NYSE on December 30, 2022, the last trading day of our fiscal year 2022. The value of these RXO RSUs are not reflected in the table above.

(3) The values reflected in this column were calculated using $33.29, the closing price of a company share on the NYSE on December 30, 2022, the last trading day of our fiscal year 2022.

(4) In accordance with the RXO spin-off distribution ratio, certain outstanding PSUs on November 1, 2022, received additional PSUs covering shares of stock of RXO, Inc. The outstanding RXO PSUs are as follows: Mr. Jacobs received 82,932 RXO PSUs valued at $1,426,430; Mr. Harik received 91,226 RXO PSUs valued at $1,569,087; Mr. Tulsyan received 145,350 RXO PSUs valued at $2,500,020 calculated using $17.20, the closing price of RXO common stock on the NYSE on December 30, 2022, the last trading day of our fiscal year 2022. The value of these RXO PSUs are not reflected in the table above.

(5) Consists of 1,174,495 RSUs which vest on December 31, 2024 and are restricted from sale until December 31, 2025.

(6) Consists of 82,932 PSUs which vest on December 31, 2023, subject to achievement of the 2022 Performance Criteria (defined below). PSUs are reflected at the target level, which is also the threshold level. There is no threshold level of payment for below target performance and the maximum level that may be paid is 200% of target. The target award can be earned based on attainment of the LTL adjusted EBITDA goal of $1 billion for the fiscal year 2022 (50% of award) or attainment of the LTL adjusted operating ratio goal of 100 basis points of improvement for the fiscal year 2022 (50% of award) (collectively, the “2022 Performance Criteria”). The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200%. See the CD&A *2022 Performance-Based LTI Outcomes – LTL Performance Stock Units* for a description of the 2022 Performance Criteria.

(7) Consists of 221,923 RSUs which vest on December 31, 2024 and are restricted from sale until December 31, 2025.

(8) Consists of 37,320 PSUs which are eligible to vest on December 31, 2023, 53,906 PSUs which are eligible to vest on March 7, 2025 and 172,871 PSUs which are eligible to vest on August 5, 2026, subject to the TSR Performance Goal (defined below) with a relative TSR Multiplier (defined below). The PSUs which vest on August 5, 2026 are restricted from sale until one-year after the settlement date except in death or change-in-control termination. PSUs are reflected at the target level, which is also the threshold level. There is no threshold level of payment for below target performance and the maximum level that may be paid is 200%. The target award can be earned based on individual or aggregate attainment of the performance goals as further detailed below. The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200% of target.

a. The PSUs noted as vesting on December 31, 2023 and March 7, 2025, subject to achievement of the 2022 Performance Criteria. See footnote 6 above for additional terms of these PSUs.

b. The PSUs noted as vesting on August 5, 2026, subject to achievement of a relative TSR goal with a relative TSR multiplier, and cannot be earned until after the four-year performance period ending August 5, 2026. The goals underlying these PSUs are: (i) company TSR ranking at the completion of the Performance Period relative to each company in the S&P Midcap 400 Index TSR at the completion of the Performance Period (in the order of lowest to highest TSR) at a minimum of the 67th percentile (the “TSR Performance Goal”), and (ii) a multiplier of company TSR over the Performance Period exceeds the aggregate weighted TSR of certain pre-selected transportation peers over the Performance Period by a minimum of 200 basis points (the “TSR Multiplier”).

(9) Consists of 14,112 RSUs which vest on November 8, 2024.

(10) Consists of 14,112 PSUs which vest on November 8, 2026, subject to achievement of the TSR Performance Goal with a relative TSR Multiplier. PSUs are reflected at the target level, which is also the threshold level. There is no threshold level of payment for below target performance and the maximum level that may be paid is 200% of target. The target award can be earned based on individual or aggregate attainment of the performance goals as further detailed below. The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200%.

(11) Consists of 1,867 RSUs which vest on January 15, 2023, 6,653 RSUs which vest on March 15, 2023; 6,864 RSUs which vest on December 8, 2023; 3,526 RSUs which vest ratably on March 10, 2023, 2024 and 2025; and 4,386 RSUs which vest on September 8, 2023.

(12) Consists of 20,470 PSUs which remain eligible to vest on December 31, 2024, and 132,691 PSUs which remain eligible to vest on March 7, 2025, subject to achievement of the performance criteria set forth below. Both goals must be attained for the award to be earned; there is no threshold level of payment for below-target performance and no upside leverage for exceeding the targets, generally reflecting the same features included in previously awarded performance-based equity grants.

a. 2,244 PSUs noted as vesting on December 31, 2024 which were certified as achieved at 175% performance, respective of the 2021 performance period.

b. 18,226 PSUs noted as vesting on December 31, 2024, subject to achievement of certain performance criteria. PSUs are reflected at 175% estimated performance achievement. There is no threshold level of payment for below target performance and the maximum level that may be paid is 200%. The target award can be earned based on attainment of the absolute adjusted cash flow per share goal of $5.95 for the full year 2023 (50% of award); the relative growth in adjusted cash flow per share goal at the 55th percentile (25% of award); or achievement against goals related to ESG as outlined in a comprehensive scorecard (25% of award). The award is earned based on a sliding scale with a minimum payout of 0% and a maximum payout of 200%.

c. 82,932 PSUs noted as vesting on March 7, 2025, subject to achievement of the completion of the RXO spin-off, which was completed in November 2022. PSUs are reflected at the target level, which is also the threshold and maximum level.

d. 49,759 PSUs noted as vesting on March 7, 2025, subject to achievement of the 2022 Performance Criteria. See footnote 6 above for additional terms of these PSUs.

Option Exercises and Stock Vested

The following table sets forth the options exercised and stock vested for our NEOs during 2022.

	Stock Awards[1]	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[2]**
Brad Jacobs	—	—
Mario Harik	—	—
Carl Anderson	—	—
Ravi Tulsyan	20,949	$1,163,477

(1) In accordance with the RXO spin-off distribution ratio, certain outstanding RSUs on November 1, 2022, received additional time-based RSUs covering shares of stock of RXO, Inc. These RXO RSUs vested as follows: Mr. Tulsyan vested in 6,865 RXO RSUs valued at $122,815 calculated using $17.89, the closing price of RXO common stock on the NYSE on each applicable vesting date. The values of these RXO RSUs are not reflected in the table above.

(2) The values reflected in this column were calculated by multiplying the number of shares that vested in 2022 by the closing price of one share of XPO common stock on the NYSE on each applicable vesting date.

Potential Payments Upon Termination or Change of Control

The following table sets forth the amounts of compensation that would be due to Messrs. Jacob and Harik pursuant to their respective employment agreements (or in the cases of Messrs. Anderson and Tulsyan, pursuant to their Change in Control and Severance Agreement), as applicable, upon the termination events as summarized below, as if each such event had occurred on December 31, 2022. The amounts shown below are estimates of the payments that each NEO would receive in certain instances. The actual amounts payable will only be determined upon the actual occurrence of any such event. For Mr. Tulsyan, the following table sets forth the amount of compensation that was due in connection with his actual separation of employment.

	Brad Jacobs	Mario Harik	Carl Anderson	Ravi Tulsyan(1)
Termination without Cause:				
Continuation of cash compensation(2)(3)(4)(5)	$ 4,500,000	$ 3,400,000	$1,875,000	$1,745,892(6)
Acceleration of equity-based awards(7)(8)(9)	$41,859,745(14)	$ 8,420,006	$ 52,066	$4,914,722(10)
Outstanding performance-based equity awards(11)	—	—	—	$ 92,926
Acceleration of 2020 LTI(12)	$ 8,833,702	—	—	—
Continuation of medical / dental benefits(13)	$ 16,632	$ 23,220	$ 9,684	$ 9,684
Total	**$55,210,079**	**$11,843,226**	**$1,936,750**	**$6,763,225**
Voluntary Termination with Good Reason:				
Continuation of cash compensation(2)(5)	$ 4,500,000	—	—	—
Acceleration of equity-based awards(7)(8)(9)	$41,859,745	—	—	—
Acceleration of 2020 LTI(12)	$ 8,833,702	—	—	—
Continuation of medical / dental benefits(13)	$ 16,632	—	—	—
Total	**$55,210,079**	**—**	**—**	**—**
Termination for Cause or Voluntary Termination without Good Reason:				
Continuation of cash compensation	—	—	—	—
Acceleration of equity-based awards	—	—	—	—
Acceleration of 2020 LTI	—	—	—	—
Continuation of medical / dental benefits	—	—	—	—
Total	**—**	**—**	**—**	**—**
Disability:				
Continuation of cash compensation(2)(5)	—	—	—	—
Acceleration of equity-based awards(8)	$39,098,939	—	—	—
Acceleration of 2020 LTI	—	—	—	—
Continuation of medical / dental benefits	—	—	—	—
Total	**$39,098,939**	**—**	**—**	**—**
Death:				
Continuation of cash compensation	—	—	—	—
Acceleration of equity-based awards(7)(8)(9)	$41,859,745	$16,179,606	$ 939,577	—
Acceleration of 2020 LTI(12)	$ 8,833,702	—	—	—
Continuation of medical / dental benefits	—	—	—	—
Total	**$50,693,447**	**$16,179,606**	**$ 939,577**	**—**
Change of Control and No Termination:				
Continuation of cash compensation	—	—	—	—
Acceleration of equity-based awards	—	—	—	—
Acceleration of 2020 LTI(12)	$ 8,833,702	—	—	—
Continuation of medical / dental benefits	—	—	—	—
Total	**$ 8,833,702**	**—**	**—**	**—**
Change of Control and Termination without Cause or for Good Reason:				
Continuation of cash compensation(2)(3)(4)(5)	$ 5,400,000	$ 9,324,500	$3,125,000	—
Acceleration of equity-based awards(7)(8)(9)	$41,859,745	$16,179,606	$ 939,577	—
Acceleration of 2020 LTI(12)	$ 8,833,702	—	—	—
Continuation of medical / dental benefits(13)	$ 33,264	$ 46,440	$ 38,736	—
Total	**$56,126,711**	**$25,550,546**	**$4,103,313**	**—**

(1) On November 8, 2022, Mr. Tulsyan transitioned from the company's CFO to senior advisor, finance. On January 23, 2023, the company entered into a separation agreement and general release with Mr. Tulsyan in connection with his termination as senior advisor, finance, effective January 6, 2023. The values reflected in this column are the actual payments made in connection with his separation; the value reflected for the acceleration of equity-based awards is calculated using $35.99, the closing price of a company share on the NYSE on January 6, 2023.

(2) Amounts shown do not include any payments for accrued and unpaid salary, bonuses or vacation.

(3) In the event of a termination by our company without cause, continuation of cash compensation payable to each of Mr. Harik, Mr. Anderson and Mr. Tulsyan will be reduced, dollar for dollar, by other income earned by such NEO in accordance with the terms of their employment agreement. The calculations of continuation of cash compensation pay for each of Mr. Harik and Mr. Anderson in the above table use the applicable NEO's base salary and target bonus amounts effective as of December 31, 2022.

(4) In the event of a termination for any reason, our company has the right to extend the period during which each of Mr. Harik, Mr. Anderson and Mr. Tulsyan is bound by the non-competition covenant in their employment agreement for up to 12 additional months for Mr. Harik and Mr. Tulsyan, and up to 18 additional months for Mr. Anderson. This would extend the non-compete period from three years to four years following termination for Mr. Harik and Mr. Tulsyan, and from 18 months to three years following termination for Mr. Anderson. During the period the non-compete is extended, the NEO would be entitled to receive cash compensation consisting of a portion of his monthly base salary as in effect on the date employment is terminated, reduced dollar for dollar by any other income earned at the time by the NEO. Fully extending the non-compete period would increase the amounts shown as continuation of cash compensation by up to $850,000 for Mr. Harik, $937,500 for Mr. Anderson and $500,000 for Mr. Tulsyan.

(5) The values reflected in this row for Mr. Jacobs consist of non-compete payments in accordance with the terms of his employment agreement, including upon termination due to mutual agreement by our company and Mr. Jacobs. In the event of a termination for any reason, our company has the right to extend the period during which Mr. Jacobs is bound by the non-competition covenant in his employment agreement for up to 12 additional months. This would extend the non-compete period from three years to four years following termination. During the period the non-compete is extended, Mr. Jacobs would be entitled to receive cash compensation consisting of a portion of his monthly base salary and 1/12th of his target bonus as in effect on the date employment is terminated, reduced dollar for dollar by any other income earned at the time by Mr. Jacobs. Fully extending the non-compete period would increase the amount shown as continuation of cash compensation by up to $1,500,000 for Mr. Jacobs.

(6) Pursuant to the separation agreement, the severance agreement, and the transition agreement, Mr. Tulsyan received the following payments and benefits from the company in exchange for agreeing to a general release of claims in favor of the company and other promises by Mr. Tulsyan in the separation agreement: (i) cash severance payments equal to 12 months of Mr. Tulsyan's base salary in effect on the separation date, totaling a gross amount of $500,000, less applicable taxes and withholdings, payable in equal installments over a 12-month period on the Ccompany's normal payroll dates with the first installment to be paid within 65 days after the separation date, (ii) a lump sum payment of $8,200, less applicable taxes and withholdings, equal to the estimated prorated target bonus for the 2023 performance year, (iii) a lump sum payment, less applicable taxes and withholdings, equivalent to any unused carryover paid time off for 2022 that Mr. Tulsyan would have otherwise forfeited upon separation, (iv) a lump sum payment of $700,000, less applicable taxes and withholdings, equivalent to what Mr. Tulsyan would have received as the funded bonus amount for the company's 2022 annual incentive plan year if Mr. Tulsyan had remained employed through the payout date, calculated based on Mr. Tulsyan's base salary as of the separation date multiplied by his bonus target percentage multiplied by the bonus funding percentage for his incentive plan, and (v) nine (9) months of outplacement services. In connection with (iv) above, Mr. Tulsyan received a payment of $700,000 in March 2023. Pursuant to the transition agreement, Mr. Tulsyan will receive a lump sum transition payment of $480,000, less applicable taxes and withholdings, to be paid on July 7, 2023.

(7) In order to preserve the value of the awards held by employees continuing with XPO following each of the GXO and RXO spin-offs, as applicable, including our NEOs, the number of outstanding shares underlying outstanding awards were adjusted using the ratios and methodologies outlined in each Employee Matters Agreement, as applicable. The GXO ratio was based on the closing price per share of XPO common stock on July 30, 2021 compared to the closing price per share of XPO common stock on August 2, 2021. The RXO ratio was based on either (i) the closing price per share of XPO common stock on October 31, 2022 compared to the closing price per share of XPO common stock on November 1, 2022 or (ii) a distribution ratio of one share of RXO common stock for every share of XPO common stock. The modification of these awards in connection with either spin-off did not result in incremental compensation cost.

(8) The values reflected in this row for Mr. Jacobs, Mr. Harik and Mr. Anderson, as applicable, were calculated using $33.29, the closing price of a company share on the NYSE on December 30, 2022, the last trading day of our fiscal year 2022. The values reflected in this row for Mr. Tulsyan were calculated using $35.99, the closing price of a company share on the NYSE on January 6, 2023. Except for Mr. Tulsyan, the amounts shown for PSUs have been estimated assuming that the applicable performance goals are met at target levels. Although the PSUs would no longer be subject to a continued service requirement upon the occurrence of a termination by our company without cause, payment of such award would remain subject to the actual achievement of the applicable performance goals. As of December 31, 2022, none of the NEOs had any unvested stock options. Values applicable to all individuals include standard pro-rata vesting upon termination pursuant to the applicable award agreement.

(9) In accordance with the RXO spin-off distribution ratio, certain outstanding RSUs and PSUs on November 1, 2022, received additional time-based RSUs and PSUs, as applicable, covering shares of stock of RXO, Inc. These outstanding RXO RSUs and PSUs would accelerate upon termination as follows: Mr. Jacobs would accelerate in 1,174,495 RXO RSUs valued at $20,201,314 and 82,932 RXO PSUs valued at $1,426,430; and Mr. Harik (except in the case of a termination without cause or a voluntary termination for good reason not in connection with a change of control) would accelerate in 221,923 RXO RSUs valued at $3,817,076 and 91,226 RXO PSUs valued at $1,569,087, calculated using $17.20, the closing price of RXO common stock on the NYSE on December 30, 2022, the last trading day of our fiscal year 2022. In the event of a termination without cause for Mr. Harik, these outstanding RXO RSUs and PSUs would accelerate as follows: 144,073 RXO RSUs valued at $2,478,056 and 91,226 RXO PSUs valued at $1,569,087 calculated using $17.20, the closing price of RXO common stock on the NYSE on December 30, 2022, the last trading day of our fiscal year 2022. Mr. Tulsyan accelerated in (i) 10,430 RXO RSUs valued at $175,954, (ii) 5,876 RXO RSUs valued at $99,128, pursuant to the terms of Mr. Tulsyan's separation agreement and transition agreement, and (iii) 120,252 RXO PSUs valued at $2,028,651 calculated using $16.87, the closing price of RXO common stock on the NYSE on January 6, 2023. The value of these RXO RSUs and PSUs are not reflected in the table above. The amounts shown for Mr. Jacobs' and Mr. Harik's PSUs have been estimated assuming that the applicable performance goals are met at target levels.

(10) Pursuant to the terms of the separation agreement, the transition agreement, and the equity award agreements, Mr. Tulsyan is entitled to pro-rata vesting as if his employment was terminated on June 30, 2023. Amount shown includes standard pro-rata vesting upon termination pursuant to the applicable award agreements and additionally includes 5,876 time-based restricted stock units subject to accelerated vesting, pursuant to the terms of Mr. Tulsyan's separation agreement and transition agreement.

(11) Amount shown for Mr. Tulsyan consists of (i) 86 PSUs subject to standard pro-rata vesting upon termination pursuant to the applicable award agreement, and (ii) 2,496 PSUs subject to accelerated vesting, pursuant to the terms of Mr. Tulsyan's separation agreement and transition agreement. All PSUs remain eligible to vest on December 31, 2024, subject to achievement of certain performance criteria (for further details related to the performance criteria see footnote 12 in the Outstanding Equity Awards Table at Fiscal Year-end table). The amounts shown assume that all performance criteria are actually met or are deemed met upon a change of control pursuant to the terms of the PSUs. In accordance with the RXO spin-off distribution ratio, certain outstanding PSUs on November 1, 2022, received additional PSUs covering shares of stock of RXO, Inc. Mr. Tulsyan remains eligible to vest in 2,582 RXO PSUs that are valued at $43,558, calculated using $16.87, the closing price of RXO common stock on the NYSE on January 6, 2023. The value of these RXO PSUs are not reflected in the table above.

(12) The amount shown for the 2020 LTI Award, applicable to Mr. Jacobs, reflects the earned amount that is eligible to vest on January 15, 2024 and would no longer be subject to a continued service requirement upon the occurrence of a termination by our company without cause. Please see Note 4 to the Summary Compensation Table for additional details of the cancellation and replacement of 100% of the target amount of the 2023 tranche of the 2020 LTI award for Mr. Jacobs and Mr. Harik.

(13) The amounts of continued medical and dental benefits shown in the table (i) have been calculated based upon our current actual costs of providing the benefits through COBRA and (ii) have not been discounted for the time value of money. In the event of a termination without cause, continued medical and dental benefits would cease for Mr. Jacobs when he receives medical or dental coverage, as applicable, in connection with other employment, for Mr. Harik when he commences employment with a new employer, for Messrs. Anderson and Tulsyan when they become eligible for any medical and dental benefits through a new employer.

(14) The values reflected in this column for Mr. Jacobs include acceleration of equity-based awards upon termination without cause and termination due to mutual agreement between our company and Mr. Jacobs.

For more information regarding the payments and benefits to which our NEOs are entitled upon certain termination events or upon a Change of Control, see the discussion in this Proxy Statement under the heading *Employment Agreements with NEOs*.

CEO PAY RATIO DISCLOSURE

As required by Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our CEO to that of our median employee. The pay ratio and annual total compensation amount disclosed in this section are reasonable estimates that have been calculated using methodologies and assumptions permitted by SEC rules.

Identifying the Median Employee

Due to material changes to XPO's employee population following the RXO spin-off in 2022, we newly identified our median employee. In accordance with the SEC executive compensation disclosure rules, we elected to run a full analysis to identify a new median employee and selected December 31, 2022 as the measurement date for the median. The median employee was identified based on the same compensation parameters used to select the 2021 median employee, as follows:

- As of December 31, 2022, we had 37,636 employees globally, including 22,705 US employees and 14,931 non-US employees. We determined the identity of our median employee using this employee group, including full-time, part-time and seasonal employees.
- The median employee was identified by calculating the 2022 cash compensation for the population of 37,636 employees excluding the CEO. For this purpose, cash compensation included all earnings paid to each employee during the calendar year, including base salary and wages, bonuses, commissions, overtime and holiday or PTO pay. Compensation was converted into US dollars using currency conversion rates as of December 31, 2022.

Annual Compensation of Median Employee using Summary Compensation Table Methodology

After identifying the median employee as described above, we calculated annual total compensation for this employee using the same methodology we use for our CEO in the 2022 Summary Compensation Table. This compensation calculation includes, where applicable, base salary and wages, bonuses, commissions, overtime, holiday or PTO pay, equity awards, 401(k) company match and company-paid life insurance premiums, as applicable. The compensation for our median employee was $48,416 and the compensation for our company's CEO was $9,027,723. We note for informational purposes that the compensation for our median employee in North American LTL was approximately $70,000.

2022 Pay Ratio

Based on the above information, the ratio of the annual total compensation of our CEO to the median employee is 186:1. The pay ratio reported by other companies may not be comparable to the pay ratio reported above, due to variances in business mix, proportion of seasonal and part-time employees and distribution of employees across geographies. XPO operates globally with approximately 40% of our population located outside of the United States. We seek to attract, incentivize and retain our employees through a combination of competitive base pay, bonus opportunities, 401(k) matching employer contributions and other benefits.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and the company's financial performance. For further information on the company's executive compensation, please see the CD&A beginning on page 30.

Required Tabular Disclosure of Compensation Actually Paid versus Performance

The following table discloses information on "compensation actually paid" (CAP) to our principal executive officers (PEOs) and (on average) to our other NEOs (non-PEO NEOs) during the specified years alongside TSR and net income metrics, as well as a company-selected measure of adjusted EBITDA. The company selected this measure as the most important in linking compensation actually paid to our NEOs for 2022 to company performance, as adjusted EBITDA represents a 50% weighting in the March 7, 2022 PSU awards as well as our 2022 annual incentive plan.

Fiscal Year	Summary Compensation Table Total for PEO 1[(1)]	Compensation Actually Paid to PEO 1[(2)]	Summary Compensation Table Total for PEO 2[(1)]	Compensation Actually Paid to PEO 2[(2)]	Average Summary Compensation Table Total for non-PEO NEOs	Average Compensation Actually Paid to non-PEO NEOs	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return	Value of Initial Fixed $100 Investment Based On: Peer Group[(3)] Total Shareholder Return	Net Income ($ in millions)	Company-Selected Measure: Adjusted EBITDA ($ in millions)[(4)]
(a)	(b)	(c)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	$46,990,957	$66,874,224	$9,027,723	$19,687,049	$1,310,474	$3,184,179	$116.26	$122.85	$666	$997
2021	$22,043,280	$22,043,280	$ —	$ —	$3,990,800	$3,600,679	$164.27	$151.16	$341	$812
2020	$21,812,660	$25,043,462	$ —	$ —	$4,638,287	$4,255,500	$149.56	$114.73	$117	$609

(1) Reflects the total compensation of our executive chairman and former CEO, Mr. Jacobs, who served as our PEO (PEO 1) from January 1, 2022 until November 1, 2022, and the total compensation of our CEO and former president, North American Less-Than-Truckload and CIO, Mario Harik, who is serving as our PEO (PEO 2), effective on November 1, 2022, and is therefore included in this table as an additional PEO in accordance with SEC rules. Amounts shown are as calculated in the Summary Compensation Table for each of the years shown (and for Mr. Harik, solely reflect compensation for the year of his service as our CEO).

(2) The dollar amounts shown in these columns reflect "compensation actually paid" to Mr. Jacobs and Mr. Harik, respectively, calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to either individual during the applicable years. The adjustments made to each officer's total compensation for each year to determine CAP are shown in the tables below. For Mr. Harik, information is only included with respect to 2022.

(3) Our peer group is represented by the Dow Jones Transportation Average.

(4) Our company-selected measure is adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), which we define as income from continuing operations before debt extinguishment loss, interest expense, income tax, depreciation and amortization expense, goodwill impairment charges, transaction and integration costs, restructuring costs and other adjustments. Adjusted EBITDA is a non-GAAP financial measure. See Annex A for reconciliations of non-GAAP measures.

Prior FYE Current FYE Fiscal Year	PEO 1 12/31/2019 12/31/2020 2020	PEO 1 12/31/2020 12/31/2021 2021	PEO 1 12/31/2021 12/31/2022 2022[(a)]
Summary Compensation Table Total	$21,812,660	$22,043,280	$ 46,990,957
- Grant Date Fair Value of Modified Awards Disclosed in Fiscal Year (FASB ASC 718)			(54,298,870)
+ Previously Reported Grant Date Fair Value of Modified Awards			19,697,878
- Grant Date Fair Value of Modified Awards over Previously Reported Grant Date Fair Value of Modified Awards	$ 0	$ 0	$(34,600,992)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$ 0	$ 0	$ 54,484,259
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$ 0	$ 0	$ 0
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 0	$ 0	$ 0
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ 3,230,802	$ 0	$ 0
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ 0	$ 0	$ 0
Compensation Actually Paid	**$25,043,462**	**$22,043,280**	**$ 66,874,224**

(a) For a description of the modifications and valuations of awards held by PEO 1, see footnote 7 of the Summary Compensation Table above.

Prior FYE Current FYE Fiscal Year	PEO 2 12/31/2019 12/31/2020 2020	 12/31/2020 12/31/2021 2021	 12/31/2021 12/31/2022 2022[(a)]
Summary Compensation Table Total	$0	$0	$ 9,027,723
- Grant Date Fair Value of Modified Awards Disclosed in Fiscal Year (FASB ASC 718)			(10,259,872)
+ Previously Reported Grant Date Fair Value of Modified Awards			2,878,803
- Grant Date Fair Value of Modified Awards over Previously Reported Grant Date Fair Value of Modified Awards	$0	$0	$ (7,381,069)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$0	$0	$ 18,040,395
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$0	$0	$ 0
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$0	$0	$ 0
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$0	$0	$ 0
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$0	$0	$ 0
Compensation Actually Paid	**$0**	**$0**	**$ 19,687,049**

(a) For a description of the modifications and valuations of awards held by PEO 2, see footnote 7 of the Summary Compensation Table above.

Prior FYE Current FYE Fiscal Year	NEO 12/31/2019 12/31/2020 2020	 12/31/2020 12/31/2021 2021	 12/31/2021 12/31/2022 2022
Summary Compensation Table Total	$ 4,638,287	$ 3,990,800	$ 1,310,474
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	$(1,317,067)	$ (521,238)	$ (545,923)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$ 627,445	$ 1,199,280	$ 4,175,040
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$ 124,838	$ 0	$ 0
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 61,561	$ 0	$ 184,257
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ 180,900	$ 9,732	**$ (86,372)**
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ (60,464)	$(1,077,895)	$(1,853,297)
Compensation Actually Paid	**$ 4,255,500**	**$ 3,600,679**	**$ 3,184,179**

Required Tabular Disclosure of Most Important Measures Linking Compensation Actually Paid During 2022 to Company Performance

As required, we disclose below the most important measures used by the company to link compensation actually paid to our NEOs for 2022 to company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see the CD&A beginning on page 30.

2022 Most Important Measures (Unranked)	
■ Adjusted EBITDA	■ Relative TSR
■ Adjusted Operating Ratio LTL	■ ESG Scorecard
■ Adjusted Cash Flow per Share	■ Relative Adjusted Cash Flow per Share

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

The following graphs further illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between company TSR and that of the Dow Jones Transportation Average Index. As noted above, "compensation actually paid" for purposes of the tabular

disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by or actually paid to our NEOs during the applicable years.



XPO & Peer TSR vs. Compensation Actually Paid
Compensation Actually Paid ($M)
$80
$70
$60
$50
$40
$30
$20
$10
$0
Value of $100 Investment From 12/31/2019
$180
$160
$140
$120
$100
$80
$66.87
$25.04
$22.04
$19.69
$4.26
$3.60
$3.18
Dow Jones Transportation Average
XPO
12/31/2019
12/31/2020
12/31/2021
12/30/2022
PEO CAP($M)
PEO 2 CAP($M)
Average NEO CAP ($M)
XPO
Dow Jones Transportation Average



XPO & Net Income vs. Compensation Actually Paid
Compensation Actually Paid ($M)
$80
$70
$60
$50
$40
$30
$20
$10
$0
Net Income ($M)
$700
$600
$500
$400
$300
$200
$100
$0
Net Income
$66.87
$25.04
$22.04
$19.69
$4.26
$3.60
$3.18
12/31/2020
12/31/2021
12/30/2022
PEO CAP($M)
PEO 2 CAP($M)
Average NEO CAP ($M)
Net Income


XPO & Adjusted EBITDA(1) vs. Compensation Actually Paid
Compensation Actually Paid ($M)
Adjusted EBITDA ($M)
$80
$70
$60
$50
$40
$30
$20
$10
$0
$1,200
$1,000
$800
$600
$400
$200
$0
Adjusted EBITDA
$66.87
$25.04
$22.04
$19.69
$4.26
$3.60
$3.18
12/31/2020
12/31/2021
12/30/2022
PEO CAP($M)
PEO 2 CAP($M)
Average NEO CAP ($M)
Adjusted EBITDA

(1) Adjusted EBITDA is a non-GAAP financial measure. See Annex A for reconciliations of non-GAAP measures.

EMPLOYMENT AGREEMENTS WITH NEOS

On September 13, 2022, in connection with the transition of Mr. Jacobs' role to executive chairman, we entered into an employment agreement with Mr. Jacobs, which, effective November 1, 2022, replaced his prior employment agreement with XPO dated July 31, 2020. Effective November 1, 2022, we entered into an amendment to the employment agreement with Mr. Jacobs, amending the non-solicitation covenant in the employment agreement.

On August 11, 2022, in connection with the transition of Mr. Harik's role to CEO, we entered into an employment agreement with Mr. Harik, which, effective November 1, 2022, replaced his prior employment agreement with XPO dated July 31, 2020.

On October 9, 2022, in connection with hiring Mr. Anderson as CFO, effective November 8, 2022, we entered into an offer letter, Change in Control and Severance Agreement ("Severance Agreement"), and Confidential Information Protection Agreement with Mr. Anderson (collectively, "Mr. Anderson's NEO Agreement"). Mr. Anderson's NEO Agreement together with the employment agreement with Mr. Jacobs, as amended, and the employment agreement with Mr. Harik are referred to in this section as the "NEO Agreements."

Term

The NEO Agreements with Messrs. Jacobs and Harik have five-year and four-year terms, respectively, commencing on November 1, 2022. The NEO Agreement with Mr. Anderson provides no term, as he is employed on an at-will basis.

Severance Payments and Benefits

The severance payments pursuant to the NEO Agreements are generally subject to and conditioned upon the applicable NEO signing and not revoking a waiver and general release agreement (which, for Mr. Jacobs, such agreement shall exclude certain claims from Mr. Jacobs' general release and include a general release by the company with certain exclusions), and also complying with the restrictive covenants contained in the applicable NEO Agreement. The material terms of the severance payments and benefits under the NEO Agreements are described below.

In the event that any amounts payable to the applicable NEO in connection with a change of control constitute "parachute payments" within the meaning of Section 280G of the Code, then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, if such reduction would be more favorable to the NEO on a net after-tax basis. No NEO is entitled to a gross-up payment for excise taxes imposed by Section 4999 of the Code on "excess parachute payments," as defined in Section 280G of the Code.

Mr. Jacobs' NEO Agreement

Non-Change of Control. In the event (i) of termination of Mr. Jacobs' employment by reason of his death, (ii) we terminate Mr. Jacobs' employment without cause (as defined in Mr. Jacobs' NEO Agreement) either prior to a change of control of the company (as defined in the company's 2016 Omnibus Incentive Compensation Plan) or more than two years after a change of

control of the company occurs, or (iii) Mr. Jacobs resigns due to certain events of good reason (as defined in Mr. Jacobs' NEO Agreement), Mr. Jacobs will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- Any annual bonus that the company has notified Mr. Jacobs in writing that he earned prior to the date of termination but is unpaid as of the date of termination;
- Except in the event of termination by reason of Mr. Jacobs' death, medical and dental coverage for a period of up to 12 months from the date of termination, or, if earlier, until Mr. Jacobs begins to receive medical or dental coverage, as applicable, in connection with other employment; and
- Accelerated vesting of all equity-based or other LTI compensation awards then outstanding.

Change of Control. In the event that upon or within the two-year period following a change of control of the company, Mr. Jacobs' employment is terminated by the company without cause or he resigns due to good reason, Mr. Jacobs will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code): ·

- A cash payment equal to the pro rata target bonus for the year of termination; ·
- A cash payment equal to any annual bonus that the company has notified Mr. Jacobs in writing that he earned prior to the date of termination but is unpaid as of the date of termination;
- Medical and dental coverage for a period of 24 months from the date of termination; and
- Accelerated vesting of all equity-based or other lLTI compensation awards then outstanding.

Disability. In the event that Mr. Jacobs' employment is terminated due to disability (as defined in Mr. Jacobs' NEO Agreement), Mr. Jacobs shall become vested in a pro-rata portion of all outstanding equity-based or other LTI compensation awards granted to him on or after the effective date of the NEO Agreement, subject to Mr. Jacobs' continued compliance with the terms and conditions of the NEO Agreement.

Mutual Agreement. In the event that Mr. Jacobs' employment is terminated by mutual agreement between us and Mr. Jacobs, Mr. Jacobs shall become fully vested in all of his outstanding equity-based or other LTI compensation awards, subject to Mr. Jacobs' continued compliance with the terms and conditions of his NEO Agreement.

Mr. Harik's NEO Agreement

Non-Change of Control. If we terminate Mr. Harik's employment without cause (as defined in Mr. Harik's NEO Agreement) or Mr. Harik's employment is terminated by reason of his death, in either event either prior to a change in control of the company or more than two years after a change of control of the company, Mr. Harik will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- Except in the event of termination by reason of Mr. Harik's death, a cash payment, payable in equal installments over the twelve-month period following the date of termination, equal to the sum of (i) 24 months of Mr. Harik's base salary in effect on the date of termination, (ii) the pro rata target bonus for the year of termination, and (iii) any annual bonus that we have notified Mr. Harik in writing that he earned prior to the date of termination but is unpaid as of the date of termination; provided, however, any monies Mr. Harik earns from any other work while he is receiving any such payments shall reduce, on a dollar-for-dollar basis, the amount that we are obligated to pay Mr. Harik;
- Except in the event of termination by reason of Mr. Harik's death, medical and dental coverage for a period of up to 12 months from the date of termination, or, if earlier, until Mr. Harik secures other employment; and
- Vesting of equity based or other LTI compensation awards solely to the extent set forth in the applicable award agreement.

Change of Control. If we terminate Mr. Harik's employment without cause or he resigns for good reason (as defined in Mr. Harik's NEO Agreement), in either event, upon or within the two-year period following a change of control of the company, Mr. Harik will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash lump-sum payment equal to 2.99 times the sum of (i) Mr. Harik's base salary in effect on the date of termination and (ii) the target bonus in effect on the date of termination;
- A cash lump-sum payment equal to the pro rata target bonus for the year of termination;
- Any annual bonus that we have notified Mr. Harik in writing that he earned prior to the date of termination but is unpaid as of the date of termination;
- Medical and dental coverage for a period of 24 months from the date of termination; and
- Vesting of equity based or other LTI compensation awards solely to the extent set forth in the applicable award agreement.

Mr. Anderson's NEO Agreement

Non-Change of Control. If we terminate Mr. Anderson's employment without cause (as defined in the Severance Agreement) either prior to a change of control of the company or more than two years following a change of control of the company, Mr. Anderson will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash payment, payable in equal installments over the twelve-month period following the date of termination, equal to the sum of (i) 12 months of Mr. Anderson's base salary in effect on the date of termination and (ii) the target bonus in effect on the date of termination; provided, however, that certain monies earned by Mr. Anderson while he is receiving such payments shall reduce, on a dollar-for-dollar basis, the amount we are obligated to pay him.
- A cash payment equal to the pro rata target bonus for the year of termination; and
- Medical and dental coverage for a period of six months from the date of termination, or, if earlier, until Mr. Anderson becomes eligible for medical and dental benefits through another employer.

Change of Control. If we terminate Mr. Anderson's employment without cause or he resigns for good reason (as defined in the Severance Agreement), in either event, upon or within the two-year period following a change of control of the company, Mr. Anderson will be entitled to the following severance payments and benefits (subject to any delay required by Section 409A of the Code):

- A cash lump-sum payment equal to two (2) times the sum of his base salary and the target bonus;
- A cash lump-sum payment equal to the pro rata target bonus for the year of termination;
- A cash lump-sum payment equal to any annual bonus that we have notified Mr. Anderson in writing that he earned prior to the date of termination but is unpaid as of the date of termination;
- Medical and dental coverage for a period of 24 months from the date of termination.

Clawbacks

Under the NEO Agreements for Messrs. Jacobs and Harik, the applicable NEO is subject to certain LTI compensation forfeiture and clawback provisions in the event of: (1) a breach of the restrictive covenants, (2) termination of his employment by our company for cause, or (3) the applicable NEO's engagement in fraud or willful misconduct that contributes materially to any financial restatement or material loss to our company or its affiliates.

Furthermore, under the NEO Agreements for Messrs. Jacobs and Harik, the applicable NEO is subject to certain annual bonus forfeiture and clawback provisions in the event that the applicable NEO engages in fraud or other willful misconduct that contributes materially to any financial restatement or material loss to our company.

In addition, in the event that the applicable NEO breaches any restrictive covenant, such NEO will be required, upon written notice from us, to forfeit or repay to our company the applicable NEO's severance payments, extended non-compete payments, and, with respect to Mr. Jacobs, the Non-Compete Payment (as defined below).

In certain circumstances, the triggering event must have occurred within a certain period in order for us to be able to cause the forfeiture or clawback the equity-based awards, annual bonus, severance payments, extended non-compete payments, and the Non-Compete Payment, as applicable.

Each NEO shall also be subject to any other clawback or recoupment policy of the company as may be in effect from time to time or any clawback or recoupment as may be required by applicable law.

Restrictive Covenants

Under the NEO Agreements, the applicable NEO is generally subject to the following restrictive covenants: employee and customer non-solicitation during employment and for a period of two years thereafter; confidentiality and non-disparagement during employment and thereafter; and non-competition during employment and for a period of three years thereafter (in the case of Messrs. Jacobs and Harik) or eighteen months thereafter (in the case of Mr. Anderson).

Non-Compete Payments. In the event Mr. Jacobs' employment is terminated for any reason (including due to mutual agreement by our company and Mr. Jacobs) other than (x) due to his death, (y) by the company for cause, or (z) Mr. Jacobs' voluntary resignation (A) prior to a change of control or more than two years following a change of control, other than due to certain events of good reason, or (B) upon or during the two years following a change of control, other than for good reason, then Mr. Jacobs will be entitled to receive payments for each year of the three year non-compete period in an amount equal to one times the sum of (i) Mr. Jacobs' base salary in effect on the date of termination and (ii) the target bonus in effect on the date of termination (collectively, the "Non-Compete Payment").

Extended Non-Compete Payments. In addition, the company has the option to extend the non-competition period in Messrs. Jacobs and Harik's NEO Agreement for up to an additional 12 months and in Mr. Anderson's NEO Agreement for up to an additional 18 months; provided, however, that, in the case of Messrs. Harik and Anderson, we continue to pay the applicable NEO's base salary as in effect on the date of termination during each month of the extended non-competition period, and, in the case of Mr. Jacobs, we continue to pay him an amount equal to one-twelfth of the Non-Compete Payment during each month of the extended non-compete period. The extended non-compete payments for Messrs. Harik and Anderson will be offset by any monies the applicable NEO earns from any other work during such period. Our right to extend the non-compete for each NEO lapses upon a change of control.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2022, with respect to the company's compensation plans, under which equity securities are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	3,446,708[(1)]	—	6,628,280[(2)]
Equity compensation plans not approved by security holders	—	—	—
Total	**3,446,708**	—	**6,628,280**

(1) Consists of 3,446,708 RSUs and PSUs granted under the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan.

(2) Includes 5,007,389 securities available for issuance under the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan and 1,620,891 securities available for issuance under the XPO Logistics, Inc. Employee Stock Purchase Plan.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires that XPO's directors, executive officers, chief accounting officer and persons who beneficially own 10% or more of XPO's common stock file with the SEC initial reports of ownership and reports of changes in ownership of our stock and our other equity securities. To XPO's knowledge, based solely on a review of the copies of such reports furnished to XPO and written representations that no other reports were required, during the year ended December 31, 2022, all such filing requirements applicable to XPO's directors, executive officers, chief accounting officer and greater than 10% beneficial owners were complied with, except that each of Ravi Tulsyan and Christopher Brown filed one late report for one transaction.

AUDIT-RELATED MATTERS

AUDIT COMMITTEE REPORT

The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Audit Committee ("we" in this Audit Committee Report) currently consists of Mr. Aiken (chair), Mr. Jesselson and Ms. Moshouris.

The Board of Directors has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under SEC rules, the listing standards of NYSE, our Audit Committee charter, and the independence standards set forth in the XPO, Inc. Corporate Governance Guidelines. The Board of Directors has also determined that Mr. Aiken qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. As described more fully below, in carrying out its responsibilities, the Audit Committee relies on management and XPO's independent registered public accounting firm ("KPMG" or the "outside auditors"). The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available at www.xpo.com.

In accordance with our charter, the Audit Committee assists the Board of Directors in fulfilling its responsibilities in a number of areas. These responsibilities include, among others, oversight of: (i) XPO's accounting and financial reporting processes, including the company's systems of internal controls over financial reporting and disclosure controls, (ii) the integrity of XPO's financial statements, (iii) XPO's compliance with legal and regulatory requirements, (iv) the qualifications and independence of XPO's outside auditors, and (v) the performance of XPO's outside auditors and internal audit function. Management is responsible for XPO's financial statements and the financial reporting process, including the system of internal controls over financial reporting. We are solely responsible for selecting and reviewing the performance of XPO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of XPO's outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for such services, and discussing with the outside auditors any relationships or services that may impact the objectivity and independence of the outside auditors.

In fulfilling our oversight role, we met and held discussions, both together and separately, with the company's management and our outside auditor KPMG. Management advised us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and KPMG, both together and separately, in advance of the public release of operating results and filing of annual and quarterly reports with the SEC. We discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC, and reviewed a letter from KPMG disclosing such matters.

KPMG also provided us with the written disclosures and letter required by applicable requirements of the PCAOB regarding the outside auditors' communications with the Audit Committee concerning independence, and we discussed with KPMG matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. KPMG has confirmed its independence, and we determined that KPMG's provision of non-audit services to XPO is compatible with maintaining its independence. We also reviewed a report by KPMG describing the firm's internal quality-control procedures and any material issues raised in the most recent internal quality-control review or external peer review or inspection performed by the PCAOB.

Based on our review and discussion of XPO's audited consolidated financial statements with management and KPMG, and KPMG's report on such financial statements, and based on the discussions and written disclosures described above, and our business judgment, we recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in XPO's 2022 Form 10-K, for filing with the SEC.

AUDIT COMMITTEE:

Jason Aiken, chair
Michael Jesselson, member
Irene Moshouris, member (since November 1, 2022)

POLICY REGARDING PRE-APPROVAL OF SERVICES PROVIDED BY THE OUTSIDE AUDITORS

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the de minimis exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chairman the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at the next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee pre-approved all audit and non-audit services provided by our outside auditors during 2022 and 2021, and the fees paid for such services.

SERVICES PROVIDED BY THE OUTSIDE AUDITORS

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation and termination of our outside auditors. Accordingly, the Audit Committee appointed KPMG to serve as our independent registered public accounting firm for fiscal year 2023 on April 12, 2023.

The following table shows the fees for audit and other services provided by KPMG for fiscal years 2022 and 2021.

Fee Category	2022	2021
Audit Fees	$ 6,963,000	$ 5,306,000
Audit-Related Fees	3,386,200	4,815,197
Tax Fees	11,213	5,893
All Other Fees	—	—
Total Fees	**$10,360,413**	**$10,127,090**

Audit Fees. This category includes fees for professional services rendered by KPMG for 2022 and 2021, for the audits of our financial statements included in our 2022 Form 10-K, and reviews of the financial statements included in our Quarterly Reports on Form 10-Q. Audit fees also include comfort letter fees for 2022.

Audit-Related Fees. The 2022 and 2021 fees include transaction-related carve-out audit and other audit-related services.

Tax Fees. This category includes fees billed for professional services rendered by KPMG in connection with general tax consulting services in 2022 and 2021.

All Other Fees. This category represents fees for all other services or products provided and not covered by the categories above. There were no such fees for 2022 and 2021.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

This Proxy Statement sets forth information relating to the solicitation of proxies by XPO's Board of Directors in connection with our Annual Meeting or any adjournment or postponement thereof. This Proxy Statement is being furnished by our Board for use at the Annual Meeting to be held on May 17, 2023 at 10:00 a.m. Eastern Time. The meeting will be held exclusively as a live webcast. You can access the meeting at meetnow.global/MU5KPDC. You are required to have a control number to access the Annual Meeting. Please follow the instructions below to receive your control number.

This Proxy Statement and form of proxy are first being mailed on or about April 20, 2023, to our stockholders of record as of the close of business on March 31, 2023 (the "Record Date").

The following answers address some questions you may have regarding our Annual Meeting. These questions and answers may not include all of the information that may be important to you as a stockholder of our company. Please refer to the more detailed information contained elsewhere in this Proxy Statement.

What items of business will be voted on at the Annual Meeting?

We expect that the business put forth for a vote at the Annual Meeting will be as follows:

- To elect nine (9) members of our Board of Directors for a term to expire at the 2024 Annual Meeting of Stockholders or until their successors are duly elected and qualified (Proposal 1);
- To ratify the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for fiscal year 2023 (Proposal 2);
- To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement (Proposal 3);
- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Senior management of XPO and representatives of our outside auditor, KPMG, will be available to respond to appropriate questions.

Who can attend and vote at the Annual Meeting?

You are entitled to receive notice of, attend and vote at the Annual Meeting, or any adjournment or postponement thereof, if, as of the close of business on March 31, 2023, the Record Date, you were a holder of record of our common stock.

We have designed the virtual Annual Meeting to provide substantially the same opportunities to participate as stockholders would have at an in-person meeting. Our virtual Annual Meeting will be conducted on the internet via live webcast. You can access the Annual Meeting at meetnow.global/MU5KPDC. You will be required to provide the control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, vote electronically and submit questions during the live webcast of the meeting. To register, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. Requests for registration should be directed to Computershare by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time on Thursday, May 11, 2023. You will receive a confirmation of your registration, with a control number, by email from Computershare. At the time of the meeting, go to meetnow.global/MU5KPDC and enter your control number.

Can I ask questions during the Annual Meeting?

The virtual Annual Meeting format allows stockholders to communicate with XPO during the Annual Meeting so they can ask questions of XPO's management and Board of Directors, as appropriate. Stockholders (or their proxy holders) may submit questions for the Annual Meeting's question and answer session in advance by logging on to the meeting website at meetnow.global/MU5KPDC. You will need the control number on your proxy card or confirmation email from Computershare in order to submit a question. Click on the "Q&A" icon in the top right corner of the screen and submit your question. You may provide your name, address and organization, and, if applicable, the specific proposal to which your question relates. Questions can be submitted in advance of the Annual Meeting beginning at 9:00 a.m. Eastern Time on May 15, 2023. Questions may also be submitted during the Annual Meeting through the meeting website. We will answer as many questions during the meeting as time will allow and will group questions together where appropriate. We reserve the right to exclude questions regarding topics that are not pertinent to the Annual Meeting matters or company business or are inappropriate.

What if I have trouble accessing the Annual Meeting virtually?

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong internet connection wherever they intend to participate in the Annual Meeting. We encourage you to access the meeting prior to the start time. Should you need further assistance prior to or during the meeting, you may call 1-888-724-2416.

How many shares of XPO common stock must be present to conduct business at the Annual Meeting?

As of the Record Date, there were 115,750,166 shares of common stock issued and outstanding, with each share entitled to one vote on each matter to come before the Annual Meeting. Therefore, 115,750,166 votes are eligible to be cast at the Annual Meeting.

A quorum is necessary to hold a valid meeting of stockholders. Pursuant to the company's bylaws, the presence, in person or by proxy, of the holders of a majority of the shares issued and outstanding and entitled to vote is necessary for each of the proposals to be presented at the Annual Meeting. Accordingly, holders of shares of our common stock representing 57,875,084 votes must be present at the Annual Meeting. If you vote by internet, telephone or proxy card, the shares you vote will be counted toward the quorum for the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

What are my voting choices?

With respect to the election of directors, you may vote **"FOR"** or **"AGAINST"** each of the director nominees, or you may **"ABSTAIN"** from voting for one or more of such nominees. With respect to the other proposals to be considered at the Annual Meeting, you may vote **"FOR"** or **"AGAINST"** or you may **"ABSTAIN"** from voting on any proposal. If you sign your proxy without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors with respect to the specific proposals described in this Proxy Statement and at the discretion of the proxy holders on any other matters that properly come before the Annual Meeting.

What vote is required to approve the proposals being considered at the Annual Meeting?

- **Proposal 1: Election of nine (9) directors.** The election of each of the nine (9) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. If any incumbent director standing for re-election receives a greater number of votes "against" his or her election than votes "for" such election, our bylaws require that such person must promptly tender his or her resignation to our Board of Directors. You may not accumulate your votes for the election of directors.

  Brokers may not use discretionary authority to vote shares of our common stock on the election of directors if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the election of director nominees.

- **Proposal 2: Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023.** Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2023 requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. Abstentions are not considered votes cast for purposes of tabulation and will have no effect on the proposed ratification of KPMG. We do not expect any broker non-votes, as brokers have discretionary authority to vote on this proposal.

- **Proposal 3: Advisory vote to approve executive compensation.** Advisory approval of the resolution on executive compensation of our NEOs as disclosed in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board of Directors. Although it is non-binding, our Board and the Compensation Committee will consider the voting results when making future decisions regarding our executive compensation program.

  Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the advisory vote to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the advisory vote to approve executive compensation.

In general, other business properly brought before the Annual Meeting at which a quorum is present requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted “for” such proposal must exceed the number of shares voted “against” such proposal) by holders of shares of our common stock.

How does the Board of Directors recommend that I vote?

Our Board of Directors, after careful consideration, recommends that our stockholders vote **“FOR”** the election of each director nominee named in this Proxy Statement, **“FOR”** the ratification of KPMG as our independent registered public accounting firm for fiscal year 2023, and **“FOR”** the advisory approval of the resolution to approve executive compensation.

What do I need to do now?

We urge you to read this Proxy Statement carefully, then vote via internet or by telephone by following the instructions on the proxy card, or mail your completed, dated and signed proxy card in the enclosed return envelope as soon as possible, so that your shares of our common stock can be voted at the Annual Meeting.

How do I cast my vote?

Registered Stockholders. If you are a registered stockholder (i.e., you hold your shares in your own name through our transfer agent, Computershare Trust Company, N.A., and not through a broker, bank or other nominee that holds shares for your account in “street name”), you may vote by proxy via internet or by telephone by following the instructions provided on the proxy card, or mail your completed, dated and signed proxy card in the enclosed return envelope. Proxies submitted via internet or by telephone must be received by 1:00 a.m. Eastern Time on May 17, 2023. Please see the proxy card provided to you for instructions on how to submit your proxy via internet or by telephone. Stockholders of record who attend the Annual Meeting may vote directly at the Annual Meeting by following the instructions provided during the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares (i.e., your shares are held in the name of a brokerage firm, bank or a trustee), you may vote by proxy by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank or other nominee that holds your shares. To vote directly at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares. Follow the instructions provided above to obtain a control number and the voting instructions provided during the Annual Meeting.

What is the deadline to vote?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting. As indicated on the proxy card provided to you, proxies submitted prior to the Annual Meeting via internet or by telephone must be received by 1:00 a.m. Eastern Time on May 17, 2023.

If you are the beneficial owner of shares of our common stock, please follow the voting instructions provided by your broker, trustee or other nominee.

What happens if I do not respond, or if I respond and fail to indicate my voting preference, or if I abstain from voting?

If you fail to vote via internet or by telephone as indicated on your proxy card, or fail to properly sign, date and return your proxy card, your shares will not be counted towards establishing a quorum for the Annual Meeting, which requires holders representing a majority of the outstanding shares of our common stock to be present in person or by proxy.

Failure to vote, assuming the presence of a quorum, will have no effect on the tabulation of the votes on the proposals. If you are a stockholder of record and you properly sign, date and return your proxy card, but do not indicate your voting preference, we will count your proxy as a vote **“FOR”** the election of the nine nominees for director named in “Proposal 1 — Election of Directors,” **“FOR”** the ratification of KPMG as our independent registered public accounting firm for fiscal year 2023, and **“FOR”** the advisory approval of the resolution to approve executive compensation.

If my shares are held in “street name” by my broker, dealer, commercial bank, trust company or other nominee, will my broker or other nominee vote my shares for me?

You should instruct your broker or other nominee on how to vote your shares of our common stock using the instructions they provide to you. Brokers or other nominees who hold shares of our common stock in “street name” for customers are prevented by the rules set forth in the Listed Company Manual (the “NYSE Rules”) of the New York Stock Exchange (the “NYSE”) from exercising voting discretion with respect to non-routine or contested matters (i.e., they must receive specific voting instructions from a stockholder in order to vote that stockholder’s shares on non-routine or contested matters). Shares not voted by a broker or other nominee, because they did not receive specific voting instructions from the stockholder on one or more proposals, are referred to as “broker non-votes.”

We expect that when the NYSE determines whether each of the three proposals to be voted on at our Annual Meeting is a routine or non-routine matter, only “Proposal 2 — Ratification of the Appointment of KPMG LLP as Our Independent Registered Public

Accounting Firm for Fiscal Year 2023" will be determined to be routine. It is important that you instruct your broker or other nominee on how to vote your shares of our common stock held in "street name" by following the instructions provided to you by your broker or other nominee.

What if I want to change my vote?

Whether you attend the Annual Meeting or not, you may revoke a proxy at any time before your proxy is voted at the Annual Meeting. You may do so by properly delivering a later-dated proxy either via internet, by telephone, by mail, or by attending the Annual Meeting virtually and voting. Please note, however, that your attendance at the Annual Meeting will not automatically revoke any prior proxy, unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. You also may revoke your proxy by delivering a notice of revocation to Corporate Secretary, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831 prior to the vote at the Annual Meeting. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should follow the instructions of your broker or other nominee regarding revocation of proxies.

How will the persons named as proxies vote?

If you are a registered stockholder (i.e., if you hold your shares of our common stock in your own name through our transfer agent, Computershare Trust Company, N.A., and not through a broker, bank or other nominee that holds shares for your account in "street name") and you complete and submit a proxy, the persons named as proxies will follow your instructions. If you submit a proxy but do not provide voting instructions, or if your instructions are unclear, the persons named as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, by using their own discretion.

Where can I find the results of the voting?

We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission (the "SEC") within four (4) business days after the Annual Meeting. The Current Report on Form 8-K will also be available on our website, www.xpo.com.

Who will pay for the cost of soliciting proxies?

The company will pay for the cost of soliciting proxies. We have engaged Innisfree M&A Incorporated to assist us in soliciting proxies in connection with the Annual Meeting and have agreed to pay them approximately $15,000 plus their expenses for providing such services. As is customary, we will reimburse brokerage firms, fiduciaries, voting trustees and other nominees for forwarding our proxy materials to each beneficial owner of shares of our common stock held through them as of the Record Date. Our directors, officers and other employees, without additional compensation, may solicit proxies personally, in writing, by telephone, by email or otherwise.

What is "householding" and how does it affect me?

In cases where multiple company stockholders share the same address, and the shares are held through a bank, broker or other holder of record in a street-name account, only one copy of our proxy materials will be delivered to that address unless a stockholder at that address requests otherwise. This practice, known as "householding," is intended to reduce our printing and postage costs. However, any such street-name stockholders residing at the same address who wish to receive a separate copy of our proxy materials may request a copy by contacting their bank, broker or other holder of record, or by sending a written request to Investor Relations, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831, or by contacting Investor Relations by email at investors@xpo.com. The voting instruction form sent to a street-name stockholder should provide information on how to request a separate copy of future materials for each company stockholder at that address, if that is your preference. Similarly, if you currently receive separate copies of our proxy materials but which to participate in householding, please contact us through the method described above.

Can I obtain an electronic copy of the company's proxy materials?

Yes, this Proxy Statement and our 2022 Annual Report are available on the internet at www.edocumentview.com/XPO.

PROPOSALS TO BE PRESENTED AT THE ANNUAL MEETING

Proposal 1: Election of Directors

Our Board of Directors has nominated for election at the Annual Meeting each of the following persons to serve until the 2024 Annual Meeting of Stockholders or until their successors are duly elected and qualified:

Brad Jacobs
Jason Aiken
Bella Allaire
Wes Frye
Mario Harik
Michael Jesselson
Allison Landry
Irene Moshouris
Johnny C. Taylor, Jr.

Mr. Jacobs, Mr. Aiken, Mr. Jesselson, Ms. Landry and Mr. Taylor were elected as directors by our stockholders at our 2022 Annual Meeting of Stockholders. As a result of the RXO spin-off, three of our directors resigned from the XPO Board and became directors of RXO. To fill the vacancies, the Board engaged an independent third party to conduct a search to find highly qualified candidates who bring relevant experience and diverse perspectives to the Board. Ms. Allaire and Mr. Moshouris were identified as such candidates and, upon the recommendation of the Nominating, Corporate Governance and Sustainability Committee, appointed directors by the Board on November 1, 2022. Also on November 1, 2022, Mr. Harik became a director and the CEO of the company. On March 8, 2023, upon the recommendation of the executive chairman and the Nominating, Corporate Governance and Sustainability Committee, the Board appointed Mr. Frye as a director of the company. Information about the nominees is set forth above under the heading *Board of Directors and Corporate Governance — Directors*.

In the event that any of these nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies voting for his or her election will be voted for any nominee who shall be designated by the Board of Directors to fill the vacancy. As of the date of this Proxy Statement, we are not aware that any of the nominees is unable or will decline to serve as a director if elected.

REQUIRED VOTE

The election of each of the nine (9) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock. If any incumbent director standing for election receives a greater number of votes "against" his or her election than votes "for" his or her election, our bylaws require that such person must promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the election of each of the nominees listed above to our Board of Directors.

Proposal 2: Ratification of the Appointment of KPMG LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2023

The Audit Committee of our Board of Directors has appointed KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for the year ending December 31, 2023. KPMG has served in this capacity since 2011.

We are asking our stockholders to ratify the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2023. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the appointment of KPMG to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of KPMG, the Audit Committee will consider whether it is appropriate and advisable to appoint a different independent registered public accounting firm. Even if our stockholders ratify the appointment of KPMG, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of KPMG are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so, and to respond to appropriate questions.

REQUIRED VOTE

Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2023 requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the annual meeting at which a quorum is present.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal year 2023.

Proposal 3: Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, and Section 14A of the Securities Exchange Act of 1934, require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

> "**RESOLVED**, that the stockholders of XPO, Inc. (the "company") hereby approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement for the company's 2023 Annual Meeting of Stockholders."

We encourage stockholders to review the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures included in this Proxy Statement. As described in detail under the heading *Executive Compensation — Compensation Discussion and Analysis*, we believe that our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders, while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board of Directors. Although non-binding, our Board of Directors and the Compensation Committee will consider the voting results when making future decisions regarding our executive compensation program.

At the 2018 Annual Meeting of Stockholders, our stockholders voted to approve an annual holding of the advisory vote on executive compensation. This frequency will continue until the next required non-binding, advisory vote is held on the frequency of advisory votes on executive compensation in 2024, as per the SEC rules.

REQUIRED VOTE

Approval of this advisory resolution, commonly referred to as a "say-on-pay" resolution, requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" such proposal must exceed the number of shares voted "against" such proposal) by holders of shares of our common stock at the annual meeting at which a quorum is present.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" approval of the advisory resolution to approve executive compensation set forth above.

OTHER MATTERS

We do not expect that any matter other than the foregoing proposals will be brought before the Annual Meeting. If, however, such a matter is properly presented at the Annual Meeting or any adjournment or postponement of the Annual Meeting, the persons appointed as proxies will vote as recommended by our Board of Directors or, if no recommendation is given, in accordance with their judgment.

ADDITIONAL INFORMATION

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT

If you would like to receive a copy of our 2022 Annual Report or this Proxy Statement, please contact us at Investor Relations, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831 or by email at investors@xpo.com, and we will send a copy to you without charge.

A NOTE ABOUT OUR WEBSITE

Although we include references to our website, www.xpo.com, and certain additional third-party websites, throughout this Proxy Statement, information that is included on our website is not incorporated by reference into, and is not a part of, this Proxy Statement. Our website address is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investor Relations section of our website. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

ANNEX A—
RECONCILIATION OF NON-GAAP MEASURES

CONSOLIDATED RECONCILIATION OF INCOME (LOSS) FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA

Unaudited
$ in millions

	Years Ended December 31,		
	2022	2021	2020
Income (loss) from continuing operations	**$184**	**$ 96**	**$(110)**
Debt extinguishment loss	39	54	—
Interest expense	135	211	308
Income tax provision (benefit)	74	11	(54)
Depreciation and amortization expense	392	385	378
Goodwill impairment[(1)]	64	—	—
Transaction and integration costs	58	36	67
Restructuring costs	50	19	22
Other	1	—	(2)
Adjusted EBITDA	**$997**	**$812**	**$ 609**

(1) The goodwill impairment relates to the European Transportation reportable segment

CONSOLIDATED RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO COMMON SHAREHOLDERS TO ADJUSTED NET INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO COMMON SHAREHOLDERS AND ADJUSTED DILUTED EARNINGS FROM CONTINUING OPERATIONS PER SHARE ("ADJUSTED DILUTED EPS")

Unaudited
$ in millions, except per share data

	Years Ended December 31,	
	2022	2021
Net income from continuing operations attributable to common shareholders	**$ 184**	**$ 96**
Debt extinguishment loss	39	54
Unrealized loss on foreign currency option and forward contracts	—	1
Amortization of acquisition-related intangible assets	54	55
ABL amendment cost	—	1
Goodwill impairment[(1)]	64	—
Transaction and integration costs	58	36
Restructuring costs	50	19
Income tax associated with the adjustments above	(41)	(35)
Discrete and other tax-related adjustments	—	(5)
Adjusted net income from continuing operations attributable to common shareholders	**$ 408**	**$ 222**
Adjusted diluted earnings from continuing operations per share	**$3.53**	**$1.94**
Weighted-average common shares outstanding		
Diluted weighted-average common shares outstanding	**116**	**114**

(1) The goodwill impairment relates to the European Transportation reportable segment.

CONSOLIDATED RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES OF CONTINUING OPERATIONS TO FREE CASH FLOW

Unaudited
$ in millions

	Years Ended December 31,	
	2022	2021
Net cash provided by operating activities from continuing operations	**$ 824**	**$ 490**
Payment for purchases of property and equipment	(521)	(269)
Proceeds from sales of property and equipment	88	131
Free cash flow	**$ 391**	**$ 352**

CONSOLIDATED RECONCILIATION OF NET LEVERAGE AND NET DEBT

Unaudited
$ in millions

	December 31, 2022	March 31, 2022 As Reported[1]	December 31, 2021 As Reported[1]
Reconciliation of Net Debt			
Total debt	$2,532	$3,559	$3,572
Less: Cash and cash equivalents	460	1,004	260
Net debt	**$2,072**	**$2,555**	**$3,312**

	Year Ended December 31, 2022	Three Months Ended March 31, 2022 As Reported[1]	Year Ended December 31, 2021 As Reported[1]
Reconciliation of Net Leverage			
Net debt	$2,072	$2,555	$3,312
Trailing twelve months adjusted EBITDA	$ 997	$1,281	$1,239
Net leverage	**2.1x**	**2.0x**	**2.7x**

	Trailing Twelve Months Ended March 31, 2022[1]	Three Months Ended March 31, 2022[1]	Twelve Months Ended December 31, 2021[1]	Three Months Ended March 31, 2021[1]
Reconciliation of Income from Continuing Operations to Adjusted EBITDA				
Income from continuing operations	$ 749	$ 489	$ 323	$ 63
Debt extinguishment loss	46	—	54	8
Interest expense	183	37	211	65
Income tax provision	181	113	87	19
Depreciation and amortization expense	473	116	476	119
Unrealized (gain) loss on foreign currency option and forward contracts	2	—	1	(1)
Gain on sale of business	(450)	(450)	—	—
Litigation settlements	31	—	31	—
Transaction and integration costs	42	10	37	5
Restructuring costs	24	6	19	1
Adjusted EBITDA	**$1,281**	**$ 321**	**$1,239**	**$279**

(1) Represents amounts previously reported for the periods presented, prior to RXO spin-off

RECONCILIATION OF CONSTANT CURRENCY REVENUE FOR EUROPEAN TRANSPORTATION SEGMENT

Unaudited
$ in millions

	Years Ended December 31,	
	2022	2021
Revenue	**$3,073**	**$3,077**
Foreign exchange rates	379	—
Constant currency revenue	**$3,452**	**$3,077**
Constant currency revenue growth[(1)]	12.2%	

(1) Constant currency revenue growth is calculated as the relative change in year-over-year constant currency revenue, expressed as a percentage of 2021 constant currency revenue

RECONCILIATION OF NORTH AMERICAN LTL SEGMENT ADJUSTED OPERATING RATIO AND ADJUSTED EBITDA

Unaudited
$ in millions

	Years Ended December 31,	
	2022	2021
Revenue (excluding fuel surcharge revenue)	**$3,631**	**$3,493**
Fuel surcharge revenue	1,014	632
Revenue	**4,645**	**4,125**
Salaries, wages and employee benefits	2,079	1,909
Purchased transportation	499	452
Fuel and fuel-related taxes	424	282
Other operating expenses	601	556
Depreciation and amortization	239	227
Rents and leases	92	79
Transaction and integration costs	3	1
Restructuring costs	5	—
Operating income	**703**	**619**
Operating ratio[(1)]	**84.9%**	**85.0%**
Other income[(2)]	60	58
Amortization expense	34	34
Transaction and integration costs	3	1
Restructuring costs	**5**	**—**
Adjusted operating income	**$ 805**	**$ 712**
Adjusted operating ratio[(3)]	**82.7%**	**82.7%**
Depreciation expense	205	193
Other	2	1
Adjusted EBITDA[(4)]	**$1,012**	**$ 906**
Gains on real estate transactions	(55)	(62)
Adjusted EBITDA, excluding gains on real estate transactions	**$ 957**	**$ 844**
Adjusted operating income, excluding gains on real estate transactions	**$ 750**	**$ 650**
Adjusted operating ratio, excluding gains on real estate transactions[(3)]	**83.9%**	**84.3%**

The above table reflects the results of our North American LTL segment as reported in our 2022 Form 10-K, we subsequently filed a Current Report on Form 8-K on April 11, 2023 that recast these amounts to reflect incremental Corporate costs. Please see the following table for further information

Effective in the fourth quarter 2022, the financial results of the company's trailer manufacturing operations are reported in the North American LTL segment and prior period results have been recast to reflect the current presentation

(1) Operating ratio is calculated as (1 – (operating income divided by revenue))

(2) Other income primarily consists of pension income

(3) Adjusted operating ratio is calculated as (1 – (adjusted operating income divided by revenue)); adjusted operating margin is the inverse of adjusted operating ratio

(4) Adjusted EBITDA is used by the company's chief operating decision maker to evaluate segment profit (loss) in accordance with ASC 280

RECONCILIATION OF NORTH AMERICAN LTL SEGMENT ADJUSTED OPERATING RATIO AND ADJUSTED EBITDA REFLECTING INCREMENTAL CORPORATE COSTS

Unaudited
$ in millions

	Years Ended December 31,	
	2022	2021
Revenue (excluding fuel surcharge revenue)	**$3,631**	**$3,493**
Fuel surcharge revenue	1,014	632
Revenue	**4,645**	**4,125**
Salaries, wages and employee benefits	2,176	2,028
Purchased transportation	499	452
Fuel, operating expenses and supplies(1)	983	782
Operating taxes and licenses	48	44
Insurance and claims	123	113
Gains on sales of property and equipment	(54)	(61)
Depreciation and amortization	239	227
Transaction and integration costs	3	1
Restructuring costs	5	—
Operating income	**623**	**539**
Operating ratio(2)	**86.6%**	**86.9%**
Other income	1	—
Amortization expense	34	34
Transaction and integration costs	3	1
Restructuring costs	5	—
Gains on real estate transactions	(55)	(62)
Adjusted operating income	**$ 611**	**$ 512**
Adjusted operating ratio(3)	**86.8%**	**87.6%**
Depreciation expense	205	193
Pension income	59	58
Gains on real estate transactions	55	62
Other	2	1
Adjusted EBITDA(4)	**$ 932**	**$ 826**
Adjusted EBITDA Margin(5)	**20.1%**	**20.0%**

Effective in the first quarter of 2023, XPO began allocating incremental Corporate costs to its North American LTL segment. The above table reflects a recast of our previously reported results to reflect incremental allocations of approximately $80 million annually.

(1) Fuel, operating expenses and supplies includes fuel-related taxes

(2) Operating ratio is calculated as (1 – (operating income divided by revenue))

(3) Adjusted operating ratio is calculated as (1 – (adjusted operating income divided by revenue)); adjusted operating margin is the inverse of adjusted operating ratio

(4) Adjusted EBITDA is used by our chief operating decision maker to evaluate segment profit (loss) in accordance with ASC 280

(5) Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue

NORTH AMERICAN LTL SEGMENT RETURN ON INVESTED CAPITAL

Unaudited
$ in millions

Select income statement items	Year Ended December 31, 2022
Adjusted EBITDA	**$1,012**
(-) Corporate costs[(1)]	80
(-) Depreciation	205
(-) Pension income	59
(-) Real estate gains	55
(+) Operating lease interest[(2)]	12
(-) Cash taxes[(3)]	83
Net operating profit after tax (NOPAT)	**$ 542**

Select balance sheet items	As of December 31, 2022
Total assets (excluding intercompany and investment in affiliates)	**$3,288**
(-) Cash	(5)
(-) Goodwill and intangibles	1,024
Operating assets	2,269
Total liabilities (excluding intercompany)	1,119
(-) Short-term debt	18
(-) Operating lease liabilities	417
(-) Long-term debt	27
Non-debt liabilities	657
Invested capital	**$1,612**
Return on invested capital	**34%**

(1) Effective in the first quarter of 2023, XPO began allocating incremental Corporate costs to its North American LTL segment. The return on invested capital calculation reflects these incremental allocations of approximately $80 million annually

(2) Operating lease interest is calculated as period end operating lease assets multiplied by XPO's incremental borrowing rate, net of tax

(3) Cash taxes is calculated as the ratio of the North American LTL segment's adjusted EBITDA, excluding real estate gains, to XPO adjusted EBITDA, multiplied by XPO's cash paid for taxes

NON-GAAP FINANCIAL MEASURES

As required by the rules of the Securities and Exchange Commission ("SEC"), we provide reconciliations of the non-GAAP financial measures contained in this Proxy Statement to the most directly comparable measure under GAAP, which are set forth in the financial tables above.

XPO's non-GAAP financial measures used in this Proxy Statement include: adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); free cash flow; adjusted net income from continuing operations attributable to common shareholders and adjusted earnings per share from continuing operations (diluted) ("adjusted EPS") on a consolidated basis.

We believe that the above adjusted financial measures facilitate analysis of our ongoing business operations because they exclude items that may not be reflective of, or are unrelated to, XPO and its business segments' core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. Other companies may calculate these non-GAAP financial measures differently, and therefore our measures may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures should only be used as supplemental measures of our operating performance.

Adjusted EBITDA, adjusted net income from continuing operations attributable to common shareholders and adjusted EPS include adjustments for transaction and integration costs and restructuring costs. Transaction and integration adjustments are generally incremental costs that result from an actual or planned acquisition and include transaction costs, acquisition and integration consulting fees, internal salaries and wages (to the extent the individuals are assigned full-time to integration and transformation activities) and certain costs related to integrating and converging IT systems. Restructuring costs primarily relate to severance costs associated with business optimization initiatives. Management uses these non-GAAP financial measures in making financial, operating and planning decisions and evaluating XPO's and each business segment's ongoing performance.

We believe that free cash flow is an important measure of our ability to repay maturing debt or fund other uses of capital that we believe will enhance stockholder value. We believe that adjusted EBITDA improves comparability from period to period by removing the impact of our capital structure (interest and financing expenses), asset base (depreciation and amortization), tax impacts and other adjustments as set out in the attached tables that management has determined are not reflective of core operating activities and thereby assist investors with assessing trends in our underlying businesses. We believe that adjusted net income attributable to common shareholders and adjusted EPS improve the comparability of our operating results from period to period by removing the impact of certain costs and gains that management has determined are not reflective of our core operating activities. We believe that adjusted operating income and adjusted operating ratio for our North American Less-Than-Truckload business improve the comparability of our operating results from period to period by (i) removing the impact of certain transaction, integration and restructuring costs and amortization expenses and, (ii) including the impact of pension income incurred in the reporting period as set out in the attached tables.

With respect to our full year 2021 financial target for adjusted EBITDA, a reconciliation of this non-GAAP measure to the corresponding GAAP measure is not available without unreasonable effort due to the variability and complexity of the reconciling items described above that we exclude from this non-GAAP target measure. The variability of these items may have a significant impact on our future GAAP financial results and, as a result, we are unable to prepare the forward-looking statement of income and statement of cash flows prepared in accordance with GAAP that would be required to produce such a reconciliation.

FORWARD-LOOKING STATEMENTS

This Proxy Statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target," "trajectory" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include our ability to achieve the expected benefits of RXO spin-off, the risks discussed in our filings with the SEC, and the following: economic conditions generally; the severity, magnitude, duration and aftereffects of the COVID-19 pandemic, including supply chain disruptions due to plant and port shutdowns and transportation delays, the global shortage of certain components such as semiconductor chips, strains on production or extraction of raw materials, cost inflation and labor and equipment shortages, which may lower levels of service, including the timeliness, productivity and quality of service, and government responses to these factors; our ability to align our investments in capital assets, including equipment, service centers, and warehouses and other network facilities, to our customers' demands; our ability to implement our cost and revenue initiatives; the effectiveness of our action plan, and other management actions, to improve our North

American LTL business; our ability to benefit from a sale or other divestiture of one or more business units; our ability to successfully integrate and realize anticipated synergies, cost savings and profit improvement opportunities with respect to acquired companies; goodwill impairment, including in connection with a business unit sale or other divestiture; matters related to our intellectual property rights; fluctuations in currency exchange rates; fuel price and fuel surcharge changes; natural disasters, terrorist attacks, wars or similar incidents, including the conflict between Russia and Ukraine and increased tensions between Taiwan and China; the impact of the prior spin-offs of GXO and RXO on the size and business diversity of our company; the ability of the spin-off of a business unit to qualify for tax-free treatment for U.S. federal income tax purposes; our ability to develop and implement suitable information technology systems and prevent failures in or breaches of such systems; our indebtedness; our ability to raise debt and equity capital; fluctuations in fixed and floating interest rates; our ability to maintain positive relationships with our network of third-party transportation providers; our ability to attract and retain qualified drivers; labor matters; litigation; risks associated with our self-insured claims; risks associated with defined benefit plans for our current and former employees; the impact of potential sales of common stock by our chairman; governmental regulation, including trade compliance laws, as well as changes in international trade policies, sanctions and tax regimes; governmental or political actions, including the United Kingdom's exit from the European Union; and competition and pricing pressures.

All forward-looking statements set forth in this Proxy Statement are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Forward-looking statements set forth in this Proxy Statement speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except to the extent required by law.

ANNEX B— ESG SCORECARD—2022 DELIVERABLES AND ACHIEVEMENTS

	ESG INITIATIVE	2022 TARGET	ACHIEVED?	# POINTS EARNED	COMMENTS
1	**WORKFORCE / TALENT**				
1	**Average Job Satisfaction Score:** *Aggregate of all XPO engagement surveys conducted within the year, measured on a 1-10 scale*	≥ 7.0	✓	2.3	Surpassed goal
2	**Average Job Satisfaction Score:** *Annual Hourly LTL Engagement Survey (North America), measured on a 1-10 scale*	Prior year +10 basis points or ≥ 7.0	✓	2.3	Surpassed goal
3	**Global Retention Rate of High Performers:** *Annualized rate based on performance management process, among the professional population*	≥ 85%	✓	2.3	Surpassed goal
4	**Succession Planning:** *For designated levels globally*	All vice presidents and above have a succession plan	✓	2.3	Met goal
5	**Annualized Voluntary Turnover Rate:** *North American LTL drivers, excluding retirees*	Reduction of three percentage points versus prior year	✗	0.0	Improved consecutively each quarter, but fell short of a 3% improvement year-over-year
6	**Employee Training Hours:** *Number of hours completed by employees per year globally, tracked via time-keeping system and XPO University*	600,000	✓	2.3	Surpassed goal
7	**Employee Training Courses:** *Number of courses completed by employees per year globally, tracked via XPO University*	700,000	✓	2.3	Surpassed goal
8	**Performance Goals for Salaried Employees:** *As defined and tracked for eligible salaried employees*	≥ 80% of eligible employees	✓	2.3	Surpassed goal

	ESG INITIATIVE	2022 TARGET	ACHIEVED?	# POINTS EARNED	COMMENTS
2	**EMPLOYEE AND COMMUNITY SAFETY**				
9	**US DOT-Recordable Preventable Accident Frequency Rate:** *North American managed transportation (when holding number of miles driven constant to full-year 2020)*	+ 3% improvement over prior year	✓	2.3	Surpassed goal (measured through Q3, the pre-spin-off period)
10	**Lost Workday Rate:** *North American transportation*	< 62	✓	2.3	Surpassed goal (measured through Q3, the pre-spin-off period)
11	**US DOT-Recordable Accident Frequency Rate:** *North American LTL (when holding number of miles driven constant to full-year 2021)*	+ 2% improvement over prior year	✓	2.3	Surpassed goal
12	**Total Recordable Incident Rate (TRIR):** *North American transportation*	< 1.00	✓	2.3	Surpassed goal (measured through Q3, the pre-spin-off period)
13	**Million Mile Driver Achievement Awards:** *North American LTL*	≥ 250 awards for achieving 1 million to 3 million miles driven without a preventable accident	✓	2.3	Surpassed goal slightly
14	**Lost Workday Rate:** *North American transportation*	+ 2% improvement over prior year	✗	0.0	Improved on a quarterly basis, but not enough to meet the full-year target (measured through Q3, the pre-spin-off period)
15	**Driver Training School Graduates:** *North American LTL*	≥ 500 employees graduate from our driver schools and earn their CDL	✓	2.3	Surpassed goal
16	**Lost Time Incident Rate in Europe:** *Number of workplace incidents resulting in employees losing time from work (excluding the day of the incident) / total hours worked x 200,000*	Minimum 5% improvement from prior year	✓	2.3	Met goal
17	**Registered Additional Training Hours in Europe:** *Hours outside of mandatory and on-boarding trainings (i.e., qualifying training hours covering health, safety and security matters*	Minimum of three hours or more per employee	✓	2.3	Met goal
18	**Safety Actions Completion Rate in Europe:** *Preventive or corrective actions completed, measured by number of actionable safety cards*	Minimum of 60% of safety cards completed/closed	✓	2.3	Surpassed goal
19	**Crash Rate in Europe:** *Preventable accidents per 1,000,000 kilometers driven (includes all preventable incidents reported to insurance/third party claims)*	Minimum of 5% improvement from prior year	✓	2.3	Surpassed goal
20	**Health Safety Audits in Europe:** *Audits to be conducted across all European sites over a span of two years*	Minimum of 50% of sites audited	✓	2.3	Surpassed goal

	ESG INITIATIVE	2022 TARGET	ACHIEVED?	# POINTS EARNED	COMMENTS
3	**DIVERSITY, EQUITY AND INCLUSION**				
21	**Diversity in Hiring:** *Overall annual percentage of diverse US employee hires*	≥ 50%	✓	2.3	Surpassed goal
22	**Diversity in Management:** *Expansion of women pipeline for managerial positions*	Cumulative growth of ≥10% from 2020	✓	2.3	Surpassed goal
23	**Diversity in Management:** *Expansion of ethnic and/or racial groups' pipeline for managerial positions*	Cumulative growth of ≥10% from 2020	✓	2.3	Surpassed goal
24	**Diversity in Graduate Programs:** *Percentage of diverse Graduate Program hires globally*	≥ 50%	✓	2.3	Surpassed goal
25	**Female Representation in Graded Positions in Europe:** *Number of females in graded positions as a percentage of the total graded XPO population*	Increase representation to minimum 42.2%	✗	0.0	Missed goal by a narrow margin of 0.1%
26	**European Diversity Recruitment Strategy and Process:** *Director level and above*	Diversity/sensitivity training attended by entire European leadership team	✓	2.3	European leadership team training was completed on November 29, 2022
27	**HRC Corporate Equality Index**	Score of at least 80 to 85 out of 100	✓	2.3	Met goal Scored 85, at high end of range
4	**INFORMATION SECURITY**				
28	**Information Security Compliance and Training:** *Compliance with information security policy and related training mandates for eligible employees with access to email*	75% to 85% compliance	✓	2.3	Surpassed goal range
29	**Information Security Benchmark Assessment:** *Annual independent third-party information security health check/ benchmark assessment*	Score within the top two quartiles and supersede the average for the industry	✓	2.3	Met goal Compared to transportation peers, XPO is comfortably in the upper quartile
30	**Efficacy in Blocking Email Threats:** *Percent blocked containing malicious attachments*	≥ 95%	✓	2.3	Met goal Maintained over 99% throughout year
31	**Target Mean Time to Resolve (MTTR):** *Industry average 1.85 days*	Maintain MTTR below industry average	✓	2.3	Met goal MTTR was usually less than one day
32	**Impact of Security Breaches on Customers**	No security breaches that could impact at least 25% of customers	✓	2.3	Surpassed goal

	ESG INITIATIVE	2022 TARGET	ACHIEVED?	# POINTS EARNED	COMMENTS
5	ENVIRONMENT AND SUSTAINABILITY				
33	**Fuel Efficiency Improvement:** *North American managed transportation*	Maintain 7.1 miles per gallon or higher by year-end	✓	2.3	Surpassed goal (measured through Q3, the pre-spin-off period)
34	**Registration as a Smartway* Approved Carrier Partner:** *Helps to maintain "gold standard" in fuel efficiency and emissions*	Maintain partnership	✓	2.3	Met goal (measured through Q3, the pre-spin-off period)
35	**LTL Fuel Efficiency:** *Annual average improvement in miles per gallon (mpg) for drivers in North America*	Maintain flat efficiency relative to the same quarter of prior year	✗	0.0	Narrowly missed by 0.02 mpg due to fuel additive, which accounts for an average mpg loss of 0.5
36	**Annual Tractor Replacement Rate:** *North American LTL*	Replace at least 450 tractors with newer units, emitting less nitrogen oxide	✓	2.3	Surpassed goal
37	**Average Tractors Age:** *North American managed transportation*	2.5 years	✗	0.0	Missed due to ongoing supply chain constraints that cause delays in getting new tractor orders filled (measured through Q3, the pre-spin-off period)
38	**Carbon Emissions Reduction by Equipment Usage:** *Percentage of fleet supplied with carbon reducing equipment (i.e., trailer side skirts, engine and transmission upgrades)*	At least 3% increase in tractors with carbon-reducing equipment versus prior year	✓	2.3	Surpassed goal
39	**Load Factor Change Rate:** *North American LTL*	At minimum, maintain prior year achievement level	✗	0.0	Missed due to: (i) some internal initiatives that improved service but decreased load factor; (ii) a strategic decision to reduce reliance on high-cost third-party linehaul providers and instead utilize XPO equipment; and (iii) lower tonnage levels in 2H 2022 resulting from macroeconomic pressure on industrywide shipping demand
40	**CO_2 Emissions Control in Europe:** *Includes machinery equipment, installations, and road truck emissions*	Minimum 5% improvement from prior year	✓	2.3	Surpassed goal
41	**LTL Trailer Recycle Rate:** *Percentage of retired LTL trailers that are recycled in North America*	Pre-2016 trailers: ≥ 95% 2016+trailers: ≥ 85%	✓	2.3	Met goal
6	CORPORATE GOVERNANCE				
42	**Compliance Course Completion Rate:** *Completion of mandatory compliance training courses on an annual basis (e.g., diversity and inclusion, sexual harassment, anti-discrimination, etc.)*	≥ 85%	✓	2.3	Surpassed goal
43	**Board of Directors' oversight of ESG matters**	Review, calibration and approval of annual ESG goals and/or ESG goal revisions	✓	2.3	Met goal

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 001-32172

XPO

XPO, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**03-0450326**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
Five American Lane	
Greenwich, CT	**06831**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (855) 976-6951

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	XPO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $5.2 billion as of June 30, 2022, based upon the closing price of the common stock on that date.

As of February 7, 2023, there were 115,503,001 shares of the registrant's common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2023 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement is not deemed to be filed as part hereof.

XPO, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

PART I

In this Annual Report on Form 10-K (this “Annual Report”) , "we," "our," "us," "XPO, Inc.," and "the Company" refer to XPO, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report and other written reports and oral statements we make from time to time contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “trajectory” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed below and the risks discussed in the Company’s other filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements set forth in this Annual Report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The following discussion should be read in conjunction with the Company’s audited Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report. Forward-looking statements set forth in this Annual Report speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except to the extent required by law.

ITEM 1. *BUSINESS*

Company Overview

XPO, Inc., together with its subsidiaries, is a leading provider of freight transportation services with company-specific avenues for value creation. We use our proprietary technology to move goods efficiently through our customers’ supply chains in North America and Europe. As of December 31, 2022, we had approximately 38,000 employees and 554 locations in 17 countries serving approximately 48,000 customers.

Our company has two reportable segments: North American Less-Than-Truckload (“LTL”), the largest component of our business, and European Transportation.

North American LTL Segment

LTL in North America is a bedrock industry providing a critical service to the economy, with favorable pricing dynamics and a stable competitive landscape. We have one of the largest LTL networks in North America, with approximately 8% of the $51 billion U.S. market as of December 31, 2021.

Our LTL sales and service professionals and network of drivers, tractors, trailers and terminals serve approximately 27,000 customers in North America. We provide shippers with critical geographic density and day-definite domestic and cross-border services to approximately 99% of U.S. zip codes, as well as Mexico, Canada and the Caribbean. Together, our capacity and reach give us the ability to manage large freight volumes efficiently and balance our network to leverage fixed costs. For the year ended December 31, 2022, we delivered approximately 18 billion pounds of freight.

Importantly, our LTL business historically has generated a high return on invested capital and robust free cash flow. This supports our ongoing investments in the expansion of our network capacity and the enhancement of our proprietary technology. We are managing the business to specific objectives, such as high customer service scores for on-time delivery and damage-free freight, the optimal sourcing of linehaul transportation, and the addition of 900 net new doors to our terminal footprint by the first quarter of 2024 from an October 2021 baseline. As of December 31, 2022, we had added six terminals to our network, representing 369 net new doors.

Additionally, we are continuing to execute a host of initiatives that are specific to XPO and largely independent of the macroeconomic environment. We added a second production line at our in-house trailer manufacturing facility in January 2022 and produced 4,705 trailers in 2022, nearly doubling the 2021 output. We also invested in expanding the number of drivers trained at our 130 commercial driver schools. Our in-house trailer manufacturing and driver schools are examples of idiosyncratic, self-reliant capabilities that are advantageous to XPO, particularly when industry constraints on equipment or drivers exist.

Specific to our technology, we believe we have a large opportunity to drive further growth and profitability in our LTL network through innovation. For further information, see the "Proprietary Technology and Intellectual Property" section below.

European Transportation Segment

XPO has a unique pan-European transportation platform with leading positions in key geographies: we are the #1 full truckload broker and the #1 pallet network (LTL) provider in France; the #1 full truckload broker and the #1 LTL provider in Iberia (Spain and Portugal); and a top-tier dedicated truckload provider in the U.K., where we also have the largest single-owner LTL network. We serve a large base of customers within the consumer, trade and industrial markets, including many sector leaders that have long-tenured relationships with us.

Our range of services in Europe encompasses dedicated truckload, LTL, truck brokerage, managed transportation, last mile, freight forwarding and, increasingly, multimodal solutions, such as road-rail and road-short sea combinations that we tailor to customer needs. Our operators use our proprietary XPO Connect® technology to manage these services within our digital ecosystem in Europe.

Strategic Actions

On November 1, 2022, we completed the previously announced spin-off of our tech-enabled brokered transportation platform as a publicly traded company. The spin-off resulted in LTL being XPO's sole business in North America, and created a new public company, RXO, Inc. ("RXO"), comprised of our former services for truck brokerage, managed transportation, last mile and freight forwarding. Additionally, in March 2022, we completed the planned sale of our North American intermodal operation.

Our Board of Directors previously authorized the divestiture of our European business. There can be no assurance that the divestiture will occur, or of the terms or timing of a transaction.

Earlier, on August 2, 2021, we completed the spin-off of our logistics segment as GXO Logistics, Inc. ("GXO").

The historical results of RXO, intermodal and GXO are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. Unless otherwise indicated, all amounts in this Annual Report refer to continuing operations, including comparisons to the prior year.

We closely monitor notable external conditions that potentially impact our employees, customers and business partners in North America and Europe, such as economic inflation, COVID-19 and supply chain challenges. See "Impacts of Notable External Conditions" in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Proprietary Technology and Intellectual Property

One of the ways in which we deliver superior service to our customers is by empowering our employees with technology. Our industry is evolving, and customers want to de-risk their supply chains by forming relationships with reliable service providers that have invested in innovation.

We have built a highly scalable ecosystem on the cloud that deploys our software consistently across our operating footprint. In our North American LTL business, the caliber of our technology is mission-critical to our success; it optimizes linehaul, pickup-and-delivery and pricing — the main components of the service we provide. An LTL network of our scale has hundreds of thousands of activities underway at any given time, all managed on our technology. In 2022, we moved 18 billion pounds of freight 768 million miles, including moving linehaul freight an average of 2.5 million miles a day.

With intelligent route-building, we can reduce empty miles in our linehaul network, improve load factor and mitigate cargo damage. Our proprietary bypass models make recommendations to enhance trailer utilization, assimilating massive amounts of data and taking volume, density, and freight dimensions into account. We use our visualization tools to reduce costs with pickups and deliveries, and we developed piece-level tracking to identify individual pallets to enhance shipment loading and visibility. We also developed a robust pricing platform for contractual account management and automated, dynamic pricing for local accounts.

XPO Smart® is our proprietary suite of intelligent tools and analytics that self-adjusts site by site to drive productivity across our LTL terminal operations. Our software incorporates dynamic data science, predictive analytics and machine learning to aid our managers in workflow decision-making. We use XPO Smart® to improve our labor in a safe, disciplined and cost-effective manner.

XPO Connect® is our fully automated, cloud-based digital platform for transportation procurement used by our European operations — it encompasses our Freight Optimizer system, shipper interface, pricing engine, carrier interface and our Drive XPO® mobile app for carriers. When our customers in Europe have freight to move, XPO Connect® tracks the freight movement from end-to-end with the optimal transportation provider, giving us a key lever to earn customer loyalty and share.

The "XPO" trademark, service mark, and trade name are essential to our business and critical to our success. XPO, XPO Smart, XPO Connect, and Your Freight First, among others, are trademarks and service marks for which registrations, or applications for registration, are on file, as applicable with the United States Patent and Trademark Office. We believe these trademarks, service marks, and trade names are important components of our marketing strategy, and seek to protect those proprietary marks and trade names relevant to our business. For some marks, we have also registered or are pursuing registration in certain other countries.

Environmental Sustainability

Our innovation strategy is focused on creating highly efficient supply chains that use automation and data science to create value for our shareholders and customers. To this end, we use proprietary technology to provide reliable transportation services that make the most of the resources within our company and reduce environmental impact.

For many of our customers, the transportation components of their supply chain account for a significant portion of their CO2 footprint. Our technology can coordinate the movement of goods in ways that are greener, safer, more efficient and more cost-effective. Some of our key priorities in this regard are to optimize utilization of truck and trailer capacity, invest in modern, fuel-efficient fleet, facilitate local and linehaul freight flows and train our drivers in eco-friendly techniques.

While our entire business model is based on transporting freight as safely and efficiently as possible, we are also focused on doing so responsibly. The Nominating, Corporate Governance and Sustainability Committee of our Board of Directors provides oversight of, and engagement with, our management team on sustainability strategies and disclosures, ensuring that our activities reduce our environmental footprint and provide value for our employees and external stakeholders.

As part of our commitment to reducing the impact of our operations on the environment, especially with respect to climate change and biodiversity, we track our progress through an Environmental, Social and Governance ("ESG") Scorecard. This scorecard includes six categories of ESG-related targets, including environmental initiatives, and provides a means of evaluating the management of our ESG programs over a four-year period. For example, the environmental initiatives within the scorecard encompass strategic objectives of reducing fossil fuel dependency, carbon emissions, nitrogen oxide emissions and waste, and each are underpinned by specific goals. The scorecard not only provides a means for measuring our progress in managing ESG-related targets, but also incentivizes long-term, successive achievements, taking into account lead time requirements, category weighting and target variances.

In addition to our scorecard, which measures near-term initiatives, we're also focused on setting short-, medium- and long-term sustainability goals that will allow us to achieve carbon neutrality by 2050. As part of this effort, we are:

- Conducting a greenhouse gas emissions inventory and calculating our carbon footprint baseline;
- Setting short-term (2030) and long-term (2050) goals aligned with science-based targets;
- Developing targets to achieve carbon neutrality that will guide our Scope 1, 2 and 3 emissions reductions goals;
- Conducting a climate scenario analysis in accordance with the framework of the Task Force for Climate-Related Financial Disclosures ("TCFD"); and
- Disclosing our comprehensive sustainability strategy and supporting goals, targets and commitments, including a TCFD report analysis.

As we work to refine our sustainability strategy, we continue to focus on three critical areas: the technology discussed in "Proprietary Technology and Intellectual Property," our transportation fleet and our facilities.

Transportation Fleet

Our business relies heavily on the availability and pricing of diesel fuel to provide our transportation services. In 2021, we switched to 100% premium diesel for our LTL fleet. Because premium diesel is higher in cetane — analogous to octane in gasoline — it burns cleaner, lubricates better and runs more smoothly. On the road, this translates to fuel savings in the range of 1.8% to 2.5%, with commensurate reductions in carbon emissions.

Our ongoing fleet initiatives companywide include modernizing our tractors and trailers; deploying cleaner fuels where practical, such as natural gas, biodiesel, biogas and electricity; expanding our use of data and analytics to improve the efficiency of routing, loading and handling freight; and exploring the use of vehicles with a smaller environmental footprint.

In North America, we allocated more than $200 million to buy approximately 1,600 new tractors in 2023. The supply chain challenges related to the COVID-19 pandemic delayed the retirement of older tractors in the last two years, and now that new vehicles are becoming more readily available, we will continue to introduce trucks with 15-liter engines and automatic transmissions that improve reliability and fuel economy, while lowering emissions and extending engine life.

We have a natural gas-powered fleet of more than 250 total trucks in France, the U.K., Spain and Portugal, and in Europe overall, over 95% of our diesel road fleet is compliant with Euro VI standards. Other fleet initiatives range from our government-approved mega-trucks in Spain, which can transport more freight with fewer trips, to fully electric vehicles for certain last mile deliveries. We are also testing the use of duo-trailer vehicles that have the potential to reduce CO_2 emissions by an estimated 25% to 30% per trip, compared with traditional trucking of the same freight.

Electric vehicles show promise in commercial transport applications, particularly as an alternative to diesel for urban service. Our fleet experts are working with manufacturers to test the commercial viability of larger electric vehicles, and we have completed two pilots of electric trucks to advance our understanding of how to best use these vehicles.

In the U.S., we have placed an order for 20 electric trucks to deploy in California, and we recently announced an agreement to purchase more than 100 all-electric trucks in France to improve our fleet sustainability, supported by the installation of more than 80 electric charging stations at our sites.

Additionally in Europe, we are expanding our use of hydrotreated vegetable oil ("HVO")-fueled trucks, particularly in the U.K., and we are responding to customer demand for multimodal solutions designed to significantly reduce the carbon footprint of freight movements by relying less on diesel trucks.

Facilities

Our expertise in the circular economy continues to enhance the eco-profile of our facilities. We have ongoing initiatives underway to install LED lighting in our buildings, reuse pallets, right-size packaging and incorporate other environmentally friendly practices in our operations. We cut waste by recycling it and we reuse materials where feasible.

Additional Information

For more information on how XPO is working to improve sustainability through operational excellence, innovation and a progressive employment environment, see sustainability.xpo.com.

Our Strategy

Our strategy is to help customers move goods efficiently through their supply chains using our transportation capacity of drivers, fleet, terminals and proprietary technology. We deliver value in the form of technological innovations, process efficiencies, cost efficiencies and reliable outcomes. Our services are both highly responsive to customer goals, such as mitigating environmental impacts over time, and proactive in identifying potential improvements. Most important, we have instilled a culture that defines success as mutually beneficial results for our company and our customers.

Management's growth and optimization strategy is to increasingly:

- Market our expertise, our transportation capacity and the benefits of our technology to customers of all sizes, and provide irreplaceable service to create enduring relationships;
- Leverage our positioning to capitalize on secular trends in demand, such as nearshoring of industrial manufacturing, heightened customer interest in moving supply chains closer to consumers, and growing customer demand for visibility and productivity;
- Recruit and retain highly motivated employees who take satisfaction in solving challenges for our customers, and continuously improve their productivity with state-of-the-art training and technology; and
- Integrate industry best practices into our operations, with a focus on efficiency, profitability and market share gains.

Customers and Markets

We provide services to approximately 48,000 customers ranging in size from small, entrepreneurial businesses to Fortune 500 companies. Our customers span every major industry, giving us a presence in verticals that are bedrocks of the economy, such as industrial and manufacturing, retail and e-commerce, food and beverage, and consumer goods. Our revenue is derived primarily from the United States and Europe — we generated approximately 59% of our 2022 revenue in the U.S., 17% in France, 11% in the U.K. and 11% in the rest of Europe.

The diversification of our customer base minimizes concentration risk. In 2022, the combined revenue from our top five customers companywide accounted for approximately 6% of our global revenue, with our largest customer accounting for just 2% of revenue. In North American LTL, the combined revenue from our top five customers accounted for approximately 9% of 2022 revenue, with our largest customer accounting for just 2% of revenue.

Competition

We operate in highly competitive marketplaces where customers can choose from among many different transportation providers with distinct value propositions. We compete on quality and reliability of service, scope and scale of operations, technological capabilities, expertise and price.

Our competitors in North America include local, regional and national LTL carriers that offer the same services we provide, such as Old Dominion Freight Line and Saia. Our competitors in Europe vary based on the type of services provided; for example, full truckload versus LTL. Due to the competitive nature of our marketplaces, we strive daily to strengthen existing business relationships and forge new relationships.

The health of the freight transportation industry overall will continue to be a function of domestic and global economic growth. However, we believe that we have positioned XPO to benefit from secular trends in the retail and industrial economies, such as the shipper trend toward outsourcing freight transportation in all parts of the cycle, and the trend in some sectors toward more frequent shipments of freight volumes that require less than a full truckload. Our strategy of making targeted investments in the business is an ongoing competitive strength of XPO, because it increasingly provides customers with the critical capacity, technological solutions and problem-solving expertise they seek from their supply chain partners.

Regulation

Our operations are regulated and licensed by various governmental agencies in the U.S. and in other countries where we conduct business. These regulations impact us directly and also indirectly when they regulate third-party transportation providers we arrange and/or contract with to transport freight for our customers.

Regulations Affecting Motor Carriers and Transportation Brokers. In the U.S., our subsidiaries that operate as motor carriers and freight transportation brokers are licensed by the Federal Motor Carrier Safety Administration ("FMCSA") of the U.S. Department of Transportation ("DOT"). Our motor carrier subsidiaries and the third-party motor carriers we contract with in the U.S. must comply with the safety and fitness regulations of the DOT, including those related to, without limitation, controlled substances and alcohol, hours-of-service compliance, vehicle maintenance, hazardous materials compliance, driver fitness, unsafe driving, and minimum insurance requirements, as well as the Compliance Safety Accountability ("CSA") program, which uses a Safety Measurement System ("SMS") to rank motor carriers on seven categories of safety-related data, known as Behavioral Analysis and Safety Improvement Categories ("BASICs").

Other federal and state agencies, such as the U.S. Environmental Protection Agency ("EPA"), the U.S. Food and Drug Administration ("FDA"), the U.S. Department of Homeland Security ("DHS") and the California Air Resources Board ("CARB"), also regulate our equipment, operations, and cargo. We are also subject to a variety of vehicle registration and licensing requirements in certain states and local jurisdictions where we operate, as are the third-party transportation providers with which we contract. In foreign jurisdictions where we operate, our operations are regulated by the appropriate governmental authorities. We may become subject to new or more restrictive regulations relating to emissions, drivers' hours-of-service, onboard reporting of operations, cargo security and other matters affecting safety or operating methods. Regulatory requirements, and changes to the regulatory environment, may affect our business or the economics of the transportation industry by requiring changes in operating practices that could impact the demand for, and increase the costs of providing, transportation services.

Environmental Regulations. We are subject to various environmental laws and regulations in the jurisdictions where we operate. In the U.S., these laws and regulations deal with the hauling, handling and disposal of hazardous materials, emissions from vehicles, engine-idling, fuel storage tanks and related fuel spillage and seepage, discharge and retention of storm water, and other environmental matters. We may be responsible for the cleanup of any spill or other incident involving hazardous materials caused by our business. In the past, we have been responsible for the cost to clean up diesel fuel spills caused by traffic accidents or other events, and none of these incidents materially affected our business or operations. We generally transport only hazardous materials rated as low-to-medium-risk, and only a small percentage of our total loads contain hazardous materials. We do not know of any existing environmental law, regulation nor condition that reasonably would be expected to have a material adverse effect on

our business, capital expenditures, or operating results. However, future changes to environmental laws or regulations may impact our operations and could result in increased costs.

Other Regulations. We are subject to a variety of other U.S. and foreign laws and regulations, including, but not limited to, the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption statutes, and trade compliance laws. We are also subject to state and U.S. federal laws and regulations addressing some types of cargo transported or stored by our subsidiaries, or transported pursuant to a government contract or subcontract. Violations or noncompliance could result in significant fines from governmental authorities and negatively impact our reputation, operations and financial condition.

Risk Management and Insurance

We maintain insurance for commercial automobile and trucker's liability, commercial general liability, cargo legal liability, workers' compensation and employers' liability, umbrella and excess liability, cyber risk, and property coverage with coverage limits, deductibles and self-insured retention levels that we believe are reasonable given the varying historical frequency, severity and timing of claims.

Seasonality

Our revenue and profitability in the first and fourth quarters are typically lower than those during the second and third quarters of the calendar year. The productivity of our fleet historically decreases during the winter season, as it does for the industry in general, because inclement weather impedes operations. Additionally, we believe the decrease in the first quarter of the calendar year is due in part to the post-holiday reduction in demand experienced by many of our customers, which leads to less need for our services. It is not possible to reliably predict whether our historical revenue and profitability trends will continue to occur in future periods.

Human Capital Management

As a people-centric company with a strong customer service culture, we know that our ability to be an employer of choice and a business partner of choice are intertwined. We maintain an unwavering commitment to workplace inclusion and safety, professional growth opportunities and competitive total compensation. These and many other aspects of our culture create an engaging workplace for our employees and attract a high caliber of talent to our organization.

Our success also relies on our robust governance structure, our Code of Business Ethics and our commitment to being a good corporate citizen. And, ultimately, our actions are guided by our values — we are safe, accountable, forward-looking, respectful and committed to being world-class in every way.

Employee Base Profile

As of December 31, 2022, XPO had locations in 17 countries, with approximately 23,000 employees in North America, 14,500 employees in Europe and 300 employees in Asia. Our workforce is supplemented with approximately 3,400 temporary workers.

By geography, approximately 61% of our total employees are based in North America, 38% in Europe and less than 1% in Asia. By job description, approximately 65% of our employees work as drivers and dockworkers, 22% as operations and facility workers and the remainder work in support roles and other positions. In North America, approximately 85% of our employees have hourly roles and 15% have salaried positions.

By management level, 9% of our employees work in field supervisory and management positions. In 2022, we continued to expand our pipeline of women and ethnically or racially diverse employees at the middle and senior management level (manager or supervisor and above). The absolute number of females in managerial positions grew 23% cumulatively since 2020, while ethnically or racially diverse representation grew 34% in the same period.

By gender, approximately 14% of our total employees are female. When excluding drivers, dockworkers and mechanics, female representation reaches 38% globally. In North America, approximately 30% of our executive

positions (vice president and above) and over 49% of our professional management positions, are held by women, representing increases of 2.7% and 4.2%, respectively, from 2021.

In 2022, our diversity representation continued to build, with over 55% of our new hire employees in the U.S. self-identifying as ethnically or racially diverse, representing a 1.4% increase from 2021. Over 41% of our U.S. employee population is ethnically or racially diverse, with our representation of Black and African American employees reflecting 20% of our total U.S. employee workforce, surpassing the U.S. census by eight percentage points. Approximately 30% of employees in managerial positions at XPO (manager or supervisor and above) in the U.S. identify as ethnically or racially diverse. 50% of our 2022 managerial promotions were earned by ethnically or racially diverse employees, up from 45% in 2021. Ethnically or racially diverse employees represent 23% of executive leadership positions (vice president and above), 29% of professional management roles, and 30% of operational management roles.

We are committed to transparency and promoting diversity of our workforce. In 2022, we publicly disclosed our 2022 EEO-1 report on our website, and expect to publish our 2023 EEO-1 report in the second quarter of 2023.

In the U.S., less than 1% of our employees are represented by a union with employee-initiated union decertifications at several of our facilities in California, New York and New Jersey. As of December 31, 2022, 85% of our employees in Europe are covered by a collective bargaining or similar agreement, a decrease of 3% from December 31, 2021.

Throughout 2022, we continued to make significant investments in direct employee communications, conducting both quarterly and annual engagement surveys and holding almost 3,000 roundtable discussions and safety and engagement committee meetings across our North American LTL network. We continue to be responsive to employee feedback in developing new, and enhancing existing, programs and experiences that support our culture of respect, appreciation and opportunity.

Diversity, Equity and Inclusion ("DE&I"). We take pride in having an inclusive workplace that encourages a diversity of skills and perspectives. We welcome employees of every gender identity, sexual orientation, race, ethnicity, national origin, religion, life experience and disability. Our employees take inclusivity training through our XPO University e-learning portal, and we engage in academic partnerships that advance diversity in higher education; these partnerships include our collaborations with Historically Black Colleges and Universities and the Hispanic Association of Colleges and Universities. We celebrate Black history, women's history, LGBTQ+ pride, Hispanic heritage, Native American heritage, Asian American heritage and military veterans, and we sponsor multicultural employee resource groups.

ESG Initiatives in Long-Term Incentives. Our commitment to a culture of successive ESG achievements is demonstrated by our ESG scorecard, which defines more than 40 deliverables spanning a four-year period through 2023. The scorecard deliverables are linked to 25% of our top executives' long-term incentive compensation and organized into six categories tied to performance: workforce and talent management, employee safety, sustainability, information security, diversity, equity and human capital management, and governance. Goals include targets for turnover rates, gender and ethnic diversity growth in managerial positions, and DOT recordable preventable accident frequency.

Health and Safety

The physical and emotional safety of our employees is our top priority, and we have numerous protocols in place to ensure a safe work environment. We work to decrease occupational injuries and illnesses through our Road to Zero program. Road to Zero instills safety and compliance awareness through education, mentoring, communication and on-the-job training. As part of this safety program, we track accident-free miles and recognize XPO drivers who have achieved a million-mile safety milestone. As of December 31, 2022, over 2,400 of our drivers have achieved the million-mile accident-free safety designation at XPO, with 252 drivers hitting this threshold in 2022. Our 2022 milestones included our first driver to reach four million accident-free miles and the highest driver safety record in XPO's history. Further to our record on driver safety, our LTL driver training schools are led by veteran XPO drivers and reinforce our culture of safety.

In addition to physical well-being, we also consider emotional well-being to be an important part of workplace safety. Our Code of Business Ethics mandates zero tolerance of discrimination, harassment, retaliation, bullying and other unacceptable behaviors to ensure all employees feel welcome at work. Employees are provided with multiple channels to report any incidents, including through our open door policy, which allows employees to speak with any supervisor, manager or member of the HR team. Employees are also encouraged to report incidents anonymously through our EthicsPoint hotline or website.

We are diligent about prioritizing the physical and mental health of our employees, and have continued to improve our benefit offerings heading into 2023, including virtual physical therapy, “physicals on the go”, and improved employee assistance programs focused specifically on mental health support.

Employee Engagement and Development

At XPO, we regularly solicit feedback from our employees to gauge our progress, assess satisfaction and encourage constructive suggestions. Each quarter, our executive leadership asks our “wired” employees to submit their input through an anonymous online satisfaction survey. In the U.S., we also conduct an annual satisfaction survey of our “non-wired” frontline employees, in addition to holding regular roundtables and town halls. Based on employee feedback, we develop action plans at the business unit and facility levels to implement targeted improvements. Our annual engagement survey of the North American LTL business and our quarterly engagement survey both yielded approximately 80% participation rate in 2022, and employee satisfaction scores rose to their highest historical levels.

Additionally, we foster career development at all levels to recruit and retain the best talent available. Our career development infrastructure includes these areas of focus, among others:

Recruitment. We tailor our recruitment efforts by geography and job function using an array of channels and recruiting partnerships. This allows us to tailor our messaging to a diversity of candidates. For example, we advertise open positions on recruitment websites designed to reach women, the LGBTQ+ community, Blacks and African Americans, Hispanics, military veterans and those who are disabled. Our goal is to identify candidates who have the skills our customers need, or the desire to learn those skills. In 2022, we partnered with Partnership for Your Success (“PaYS”) to attract military veterans and WorkFit, the Down’s Syndrome Association’s employment program, among others.

Interactive Hiring. Our integrated approach to talent development begins with our robust digital recruitment platform, which includes online job previews, self-scheduled interviews, and pre-employment assessments to personalize the candidate experience for critical roles. Candidates who connect with us can choose roles that best match their interests and do so at their convenience. Our platform provides an efficient way for candidates to learn about XPO and our open positions, ensuring they choose roles that best match their interests and skill set, which then improves their onboarding experience and our employee retention rates.

Grow at XPO. Our hourly employee training program offers tailored skills development and mentoring for employees who aspire to grow into higher-paying positions with more responsibility. The program includes partnership with a “Grow Ambassador,” who helps guide experiential learning experience, curated courses from XPO University, job shadowing and intermittent “skills inventories” to evaluate progress. Grow at XPO is intended primarily to create opportunities for our hourly employees to ladder up to salaried positions.

XPO RISE. Our executive training program for high-potential managers launched in North America in 2021. It reflects our company’s commitment to promote from within and increase gender diversity in executive management roles. This initiative provides cross-functional leadership experience via special projects, peer-to-peer collaboration and mentoring from XPO executives.

XPO Accelerate. Our entry to mid-level training program is designed as a bridge between Grow at XPO and XPO RISE, and was launched in North America in September 2022. It prepares high-potential service center managers and support staff managers to be ready-now successors for director roles.

XPO Freight Management Training ("FMT") Program. Our newly launched FMT program prepares individuals for supervisor roles in the field. Among our approximately 70 graduates this year, almost 56% were ethnically or racially diverse, almost 18% were female and over 26% formerly worked in the military.

XPO Graduate Programs (LTL). We maintain a strong "ready now" pipeline of future leaders for our operations by using blended learning techniques. These programs are designed to develop internal candidates who demonstrate high potential in supervisory roles, preparing them to become site leaders. The programs also help retain top talent by defining personalized development paths, and they attract new talent by differentiating XPO from our competitors.

LTL Driver Training Schools. XPO's commercial truck driver training schools are essential to recruiting new drivers to XPO, as well as providing an avenue of career growth for XPO employees, such as our dockworkers. We offer free tuition to attend our driver schools, along with pay during training and an opportunity to gain full-time employment after earning a CDL-A. We also offer tuition reimbursement of up to $5,000 for any approved non-XPO driver training schools. In 2022, we operated 130 driver training locations and graduated over 1,700 students.

XPO University. Our learning and development platform encompasses online and in-person programs, including JumpStart onboarding, management training and skills development. In 2022, close to 1.7 million training hours were completed by our employees worldwide.

Expansive Total Rewards

Our total compensation package is instrumental to our rewarding workplace culture, and conveys our appreciation to employees for choosing XPO, including:

Competitive Wages. Separate from our annual merit and hourly pay increases covering the broader employee population in North America, we extended numerous additional wage increases throughout 2022 to approximately 5,000 eligible employees in over 80 locations. Additionally, in total across our North American LTL and European Transportation segments, we expanded our permanent employee population by 4% year-over-year with a net 1,384 new employees, as part of our ongoing investments in growth.

Comprehensive Benefits. We offer an extensive suite of benefits to support the health and well-being of our employees and their families, with many programs responsive to employee feedback. In the U.S., examples include:

- *Pregnancy Care Policy:* Guarantees up to 80 hours of paid prenatal leave and certain automatic accommodations, plus consideration of more significant accommodations while preserving existing wage rates.
- *Family Bonding Policy:* Provides an additional six weeks of 100% paid time off for the primary caregiver of a newborn or newly adopted child, and 100% paid time off for two weeks for a secondary caregiver.
- *Tuition Reimbursement:* Includes up to $5,250 annual reimbursement for continuing education, as well as academic discounts for more than 80 fields of online study and tuition-free commercial driver training.
- *Additional Benefits:* Includes virtual preventive health care, virtual physical therapy and diabetes management services at no cost to employees, as well as supplemental insurance, short-term loans and a personalized Total Rewards Statement.

In Europe, XPO's benefit programs vary by country and are tailored to the needs of local markets. Examples include comprehensive healthcare and risk insurances, employee assistance programs covering mental, physical and financial well-being, commercial driver training, vocational coaching and training, and a full flexible benefits program in the U.K.

Community Involvement

In 2022, there were hundreds of examples of our company and employees giving back, including renewed support of Truckers Against Trafficking, Soles4Souls and Elves & More, among others. In Europe, XPO supported Over the Wall and expanded our 42-year partnership with the Tour de France through our selection as the official transport partner for the inaugural women's competition, the Tour de France Femmes avec Zwift.

Information about our Executive Officers

The following information relates to each of our executive officers:

Name	Age	Position
Brad Jacobs	66	Executive Chairman of the Board
Mario Harik	42	Chief Executive Officer
Carl Anderson	53	Chief Financial Officer

Brad Jacobs has served as XPO's executive chairman since November 2022, and served as the Company's chairman and chief executive officer from September 2011 through October 2022. Mr. Jacobs led the spin-offs of GXO Logistics, Inc. and RXO, Inc. from XPO as separate public companies and has served as non-executive chairman of GXO and RXO from August 2021 and November 2022, respectively. Additionally, he is the managing member of Jacobs Private Equity, LLC. Prior to XPO, Mr. Jacobs led two other public companies: United Rentals, Inc., which he founded in 1997, and United Waste Systems, Inc., which he founded in 1989. He served as chairman of United Rentals from 1997 to 2007, and as chief executive officer from 1997 to 2003. He served as chairman and chief executive officer of United Waste Systems from 1989 to 1997.

Mario Harik has served as XPO's chief executive officer since November 2022, after previously leading the Company's North American less-than-truckload segment as president from October 2021 to October 2022. Additionally, he served as XPO's chief information officer from November 2011 to October 2022 and XPO's chief customer officer from 2021 to 2022. Mr. Harik has led numerous technological developments for global transportation and logistics operations, built comprehensive technology organizations and consulted to Fortune 100 companies. His prior positions include chief information officer and senior vice president of research and development with Oakleaf Waste Management; chief technology officer with Tallan, Inc.; co-founder of G3 Analyst, where he served as chief architect of web and voice applications; and solutions architect and consultant with Adea Solutions. Mr. Harik holds a master's degree in engineering – information technology from Massachusetts Institute of Technology, and a degree in engineering – computer and communications from the American University of Beirut, Lebanon.

Carl Anderson has served as XPO's chief financial officer since November 2022. Prior to XPO, he served as senior vice president and chief financial officer of Meritor, Inc. from March 2019 until October 2022. Meritor is a premier global supplier to the commercial vehicle, transportation and industrial sectors. Mr. Anderson's prior positions with Meritor include group vice president of finance (March 2018 to March 2019); vice president and treasurer (February 2012 to March 2018); assistant treasurer (August 2009 to February 2012); and director of capital markets (September 2006 to August 2009). Earlier, he held leadership positions with General Motors Acceptance Corporation and First Chicago Corporation. He holds a master's degree in business administration from Wayne State University and a bachelor's degree in economics from Michigan State University.

Available Information

Our corporate website is www.xpo.com. On this website, you can access, free of charge, our reports on Forms 10-K, 10-Q and 8-K, as well as specialized disclosure reports on Form SD, Proxy Statements on Schedule 14A and amendments to these materials. Materials are available online as soon as reasonably practicable after we electronically submit them to the SEC. You can also access materials on our website regarding our corporate governance policies and practices, including our Corporate Governance Guidelines, Code of Business Ethics and the charters relating to the committees of our Board of Directors. You may request a printed copy of these materials without charge by writing to: Investor Relations, XPO, Inc., Five American Lane, Greenwich, Connecticut 06831.

ITEM 1A. RISK FACTORS

The following are important factors that could affect our financial performance and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report or our other filings with the SEC or in oral presentations such as telephone conferences and webcasts open to the public. You should carefully consider the following factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our Consolidated Financial Statements and related Notes in Item 8.

COMPANY RISK

Risks related to our business model and the COVID-19 pandemic

Economic recessions and other factors that reduce freight volumes, both in North America and Europe, could have a material adverse impact on our business.

The transportation industry in North America and Europe historically has experienced cyclical fluctuations in financial results due to economic recessions, downturns in the business cycles of our customers, increases in the prices charged by third-party carriers, interest rate fluctuations, changes in international trade policies and other U.S. and global economic factors beyond our control. During economic downturns, a reduction in overall demand for transportation services will likely reduce demand for our services and exert downward pressures on our rates and margins. In addition, in periods of strong economic growth, overall demand may exceed the available supply of transportation resources, resulting in increased network congestion and operating inefficiencies. Additional changes in international trade policies could significantly reduce the volume of goods transported globally and adversely affect our business and results of operations. These factors subject our business to various risks that may have a material impact on our operating results and future prospects. These risks may include the following:

- A reduction in overall freight volume reduces our opportunities for growth. In addition, if a downturn in our customers' business causes a reduction in the volume of freight shipped by those customers, our operating results could be adversely affected;

- Some of our customers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business and may be unable to pay us. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase;

- A significant number of our transportation providers may go out of business and we may be unable to secure sufficient equipment capacity or services to meet our commitments to our customers;

- We may not be able to appropriately adjust our expenses to rapid changes in market demand. In order to maintain high variability in our business model, it is necessary to adjust staffing levels when market demand changes. In periods of rapid change, it is more difficult to match our staffing levels to our business needs. In addition, we have other expenses that are primarily variable but are fixed for a period of time, as well as certain significant fixed expenses; we may be unable to adequately adjust these expenses to match a rapid change in demand; and

- The U.S. government has made significant changes in U.S. trade policy and has taken certain actions that have negatively impacted U.S. trade, including imposing tariffs on certain goods imported into the U.S. To date, several governments, including the European Union ("EU") have imposed tariffs on certain goods imported from the U.S. These actions may contribute to weakness in the global economy that could adversely affect our results of operations. Any further changes in U.S. or international trade policy could trigger additional retaliatory actions by affected countries, resulting in "trade wars" and further increased costs for goods transported globally, which may reduce customer demand for these products if the parties having to pay those tariffs increase their prices, or in trading partners limiting their trade with countries that impose anti-trade measures. Such conditions could have an adverse effect on our business, results of operations and financial condition, as well as on the price of our common stock.

We are subject to risks arising from the COVID-19 global pandemic (the “Pandemic”).

Our results of operations may continue to reflect the adverse impact from the Pandemic, including its impact on our supply chain and inflationary pressures. A pandemic or other public health epidemic, poses the risk that we or our employees, customers, suppliers, manufacturers and other commercial partners may be prevented from conducting business activities for an indefinite period of time, including due to the spread of the disease or shutdowns requested or mandated by governmental authorities.

The extent to which the Pandemic may have a material adverse effect on our future business, financial condition and results of operations will depend on many factors that are not within the Company's control, including but not limited to the Pandemic's path and effect, new variants and vaccination rates, potential supply chain disruptions and inflation, which can impact our key markets.

Risks related to Our Strategy and Operations

Our company-specific action plan to enhance network efficiencies and drive growth in our North American LTL business, and other management actions to improve our North American LTL business, may not be effective or timely, and may not improve our results of operations or cash flow from operations as planned.

We have undertaken a company-specific action plan to enhance network operating efficiencies and drive growth in our North American LTL business, including among other actions, increasing prices, expanding our driver school enrollment, increasing production capacity of our trailer manufacturing facility, and investing in the door count in our network of terminal facilities. The effectiveness and timeliness of these actions, which are and will be costly, and other management actions to improve our North American LTL business, may not result in the expected improvements in our results of operations or cash flow from operations in our North American LTL business.

Our profitability may be materially adversely impacted if our investments in equipment and service centers do not match customer demand for these resources or if there is a decline in the availability of funding sources for these investments.

Our LTL and full truckload operations require significant investments in equipment and freight service centers. The amount and timing of our capital investments depend on various factors, including anticipated freight volume levels and the price and availability of appropriate property for service centers and newly manufactured tractors. If our anticipated requirements for service centers or fleet differ materially from actual usage, our capital-intensive operations, specifically LTL and full truckload, may have more or less capacity than is optimal.

Our investments in equipment and service centers depend on our ability to generate cash flow from operations and our access to credit, debt and equity capital markets. A decline in the availability of these funding sources could adversely affect our financial condition and results of operations.

Failure to successfully implement our cost and revenue initiatives could cause our future financial results to suffer.

We are implementing various cost and revenue initiatives to further increase our profitability, including advanced pricing analytics and revenue management tools, cross-selling to strategic accounts, LTL process improvements, workforce productivity, European margin expansion, global procurement and further back-office optimization. If we are not able to successfully implement these cost and revenue initiatives, our future financial results may suffer.

We may not successfully manage our growth.

We have grown rapidly and substantially over prior years, including by expanding our internal resources, making acquisitions and entering into new markets, and we intend to continue to focus on growth, including organic growth through new customer wins and increased business with existing customers, as well as additional acquisitions. We may experience difficulties and higher-than-expected expenses in executing this strategy as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas and increased pressure on our existing infrastructure and information technology systems from multiple customer project implementations.

Our growth may place a significant strain on our management, operational, financial and information technology resources. We seek to continually improve existing procedures and controls, as well as implement new transaction processing, operational and financial systems, and procedures and controls to expand, train and manage our employee base. Our working capital needs may continue to increase as our operations grow. Failure to manage our growth effectively, or obtain necessary working capital, could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may sell or otherwise divest our European business, which may have an adverse effect on our results of operations and cash flows, the market price of our common stock, and on our North American LTL business.

In potentially selling or otherwise divesting our European business, we may not realize the price we expect to receive when contemplating the divestment of the business, we may incur a loss in connection with a sale or other divestiture of the business, the market price of our common stock and the multiples at which our common stock trades may not increase following a sale or other divestiture of our European business, and/or we may incur ongoing transition obligations and costs that adversely impact our operations following a sale or other divestiture of our European business. We also would anticipate incurring material compensation, transactional and other expenses, in connection with entering into and/or completing a sale of our European business. Certain of these factors could have an adverse effect on our results of operations and cash flows, and the market price of our common stock.

A sale or other divestiture of our European business will result in us being a smaller, less diversified company with a more concentrated area of focus and less geographical diversification, as North American LTL would be our only remaining business. Following a potential sale or other divestiture of our European business, our Company likely would become more vulnerable to changing market conditions in the US, which could have a material adverse effect on our business, financial condition and results of operations. The diversification of our revenues, costs and cash flows will diminish as a result of a sale or other divestiture of our European business, and our ability to fund capital expenditures, investments and service our debt may be diminished. We may also incur ongoing costs and retain certain liabilities that were previously allocated to entities that are sold or otherwise divested. Those costs may exceed our estimates or could diminish the benefits we expect to realize.

Further, a sale or other divestiture of one or more of our business units may subject us to litigation. An unfavorable outcome of such litigation may result in a material adverse impact on our business, financial condition, cash flows or results of operations. In addition, regardless of the outcome, litigation proceedings can be costly, time-consuming, disruptive to our operations, and distracting to management.

There can be no assurance that a sale or other divestiture of our European business will occur, or about the terms or timing of a potential transaction.

Our past acquisitions, as well as any acquisitions that we may complete in the future, may be unsuccessful or result in other risks or developments that adversely affect our financial condition and results.

While we intend for our acquisitions to enhance our competitiveness and profitability, we cannot be certain that our past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Special risks, including accounting, regulatory, compliance, information technology or human resources issues, may arise in connection with, or as a result of, the acquisition of an existing company, including the assumption of unanticipated liabilities and contingencies, difficulties in integrating acquired businesses, possible management distractions, or the inability of the acquired business to achieve the levels of revenue, profit, productivity or synergies we anticipate or otherwise perform as we expect on the timeline contemplated. We are unable to predict all of the risks that could arise as a result of our acquisitions.

In addition, if the performance of our reportable segments or an acquired business varies from our projections or assumptions, or if estimates about the future profitability of our reportable segments or an acquired business change, our revenues, earnings or other aspects of our financial condition could be adversely affected.

If we determine that our goodwill has become impaired, we may incur impairment charges, which would negatively impact our operating results.

At December 31, 2022, we had $1.5 billion of goodwill on our consolidated balance sheet. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. We assess potential impairment of our goodwill annually, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. Impairment may result from significant changes in the manner or use of the acquired assets, in connection with the sale, spin off or other divestiture of a business unit, negative industry or economic trends and/or significant underperformance relative to historic or projected operating results. For example, in the fourth quarter of 2022 and in connection with the RXO spin-off, the number of our reporting units increased from three to five to reflect our new internal organization. Our five reporting units consist of North American LTL and four regions for our European Transportation business. In connection with the disaggregation of our European Transportation business from a single reporting unit into four separate reporting units, we performed an impairment test for each of the European Transportation reporting units and recorded an aggregate impairment charge of $64 million in the fourth quarter of 2022. For a discussion of our goodwill impairment testing, see "Critical Accounting Policies and Estimates - Evaluation of Goodwill" in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have recently experienced changes in management and the composition of our Board of Directors and our future success will depend in part on our ability to manage these transitions successfully.

Primarily in connection with our spin-offs of RXO and GXO, we have experienced recent changes in management, including our chief executive officer and our chief financial officer, and the composition of our Board of Directors. Changes in management have the potential to disrupt our business, and any such disruption could adversely affect our operations, growth, financial condition and results of operations. Further, new members of management and the Board of Directors may have different perspectives on our operations and opportunities for our business, which may cause us to reduce or change the emphasis on the vision for our company.

Our success is dependent upon our ability to attract and retain qualified management in a highly competitive environment. Qualified individuals are in high demand, and we may incur significant costs to attract them, particularly at the executive level. We may face difficulty in attracting, retaining and compensating key talent for a number of reasons, including competitive market conditions and the need to align the vision of a new executive team with our Board of Directors' vision for our company.

Replacing departing executives or directors can involve organizational disruption and uncertainty. If we fail to manage this transition successfully, we could experience significant delays or difficulty in the achievement of our strategic objectives and our business, financial condition and results of operations could be materially and adversely harmed.

Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.

We use both internally developed and purchased technologies in conducting our business. Whether internally developed or purchased, it is possible that users of these technologies could be claimed to infringe upon or violate the intellectual property rights of third parties. In the event that a claim is made against us by a third party for the infringement of intellectual property rights, a settlement or adverse judgment against us could result in increased costs to license the technology or a legal prohibition against our using the technology. Thus, our failure to obtain, maintain or enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely on a combination of intellectual property rights, including patents, copyrights, trademarks, domain names, trade secrets, intellectual property licenses and other contractual rights, to protect our intellectual property and technology. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated; our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties; or we may fail to secure the rights to intellectual property developed by

our employees, contractors and others. Efforts to enforce our intellectual property rights may be time-consuming and costly, distract management's attention and divert our resources, and ultimately be unsuccessful. Moreover, should we fail to develop and properly manage future intellectual property, this could adversely affect our market positions and business opportunities.

Our overseas operations are subject to various operational and financial risks that could adversely affect our business.

The services we provide outside the U.S. are subject to risks resulting from changes in tariffs, trade restrictions, trade agreements, tax policies, difficulties in managing or overseeing foreign operations and agents, different liability standards, issues related to compliance with anti-corruption laws, such as the Foreign Corrupt Practices Act, the U.K. Bribery Act and Sapin II, data protection, trade compliance, and intellectual property laws of countries that do not protect our rights relating to our intellectual property, including our proprietary information systems, to the same extent as do U.S. laws. The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region or decrease the profitability of our operations in that region. In addition, as we expand our business in foreign countries, we will be exposed to increased risk of loss from foreign currency fluctuations and exchange controls.

We are exposed to currency exchange rate fluctuations because a significant proportion of our assets, liabilities and earnings are denominated in foreign currencies.

We present our financial statements in U.S. dollars, but we have a significant proportion of our net assets and income in non-U.S. dollar currencies, primarily the euro and British pound sterling. Consequently, a depreciation of non-U.S. dollar currencies relative to the U.S. dollar could have an adverse impact on our financial results as further discussed in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk."

Volatility in fuel prices impacts our fuel surcharge revenue and may impact our profitability.

We are subject to risks associated with the availability and price of fuel, all of which are subject to political, economic and market factors that are outside of our control.

Fuel expense constitutes one of the greatest costs to our LTL and full truckload carrier operations, as well as to third-party transportation providers. Accordingly, we may be adversely affected by the timing and degree of fuel price fluctuations. As is customary in our industry, most of our customer contracts include fuel surcharge programs or other cost-recovery mechanisms to mitigate the effect of any fuel price increases over base amounts established in the contract. However, these mechanisms may not fully capture an increase in fuel price. Furthermore, market pressures may limit our ability to assess fuel surcharges in the future. The extent to which we are able to recover increases in fuel costs may be impacted by the amount of empty or out-of-route truck miles or engine idling time.

Decreases in fuel prices reduce the cost of transportation services and accordingly, will reduce our revenues and may reduce margins for certain lines of business. Significant changes in the price or availability of fuel in future periods, or significant changes in our ability to mitigate fuel price increases through the use of fuel surcharges, could have a material adverse impact on our operations, fleet capacity and ability to generate both revenues and profits.

Extreme or unusual weather conditions whether due to climate change or otherwise, can disrupt our operations, impact freight volumes, and increase our costs, all of which could have a material adverse effect on our business results.

Our business depends, in part, on predictable temperate weather patterns. Certain seasonal weather conditions and isolated weather events can disrupt our operations. We frequently incur costs related to snow and ice removal, towing and other maintenance activities during winter months. At least some of our operations are constantly at risk of extreme adverse weather conditions. Any unusual or prolonged adverse weather patterns in our areas of operations or markets, whether due to climate change or otherwise, can temporarily impact freight volumes and increase our costs.

Also, concerns relating to climate change have led to a range of local, state, federal, and international regulatory and policy efforts to seek to address greenhouse gas ("GHG") emissions. In the U.S., various approaches are being

proposed or adopted at the federal, state, and local government levels. These efforts could lead to additional costs on the Company now or in the future, including increased fuel and other capital or operational costs, or additional legal requirements on the Company. In addition to the potential for additional GHG regulation or incentives, enhanced corporate, public, and stakeholder awareness of climate change could affect the Company's reputation or customer demand. Climate change concerns and GHG regulatory efforts could also affect the Company's customers themselves. Any of these factors, individually or combined with one or more factors, or other unforeseen factors or other impacts of climate change, could affect the Company and have an effect on our business, operations, or financial condition.

Our ability to achieve our environmental, social and governance goals are subject to risks, many of which are outside of our control, and our reputation could be harmed if we fail to meet such goals.

Companies across all industries are facing scrutiny from stakeholders related to ESG matters, including practices and disclosures related to environmental stewardship; social responsibility; diversity, equity and inclusion; and workplace rights. Our ability to achieve our ESG goals, including our goal to achieve carbon neutrality by 2050, and to accurately and transparently report our progress presents numerous operational, financial, legal and other risks, and may be dependent on the actions of third parties, all of which are outside of our control. If we are unable to meet our ESG goals or stakeholder expectations and industry standards, or if we are perceived to have not responded appropriately, our reputation could be negatively impacted. In addition, in recent years, investor advocacy groups and certain institutional investors have placed increasing importance on ESG matters. If, as a result of their assessment of our ESG practices, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our company. As the nature, scope and complexity of ESG reporting, diligence and disclosure requirements expand, including the SEC's recently proposed disclosure requirements regarding, among other matters, GHG emissions, we may have to undertake additional costs to control, assess and report on ESG metrics. Any failure or perceived failure, whether or not valid, to pursue or fulfill our ESG goals, targets and objectives or to satisfy various ESG reporting standards within the timelines we announce, or at all, could increase the risk of litigation.

Risks related to Our Use of Technology

Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate our information technology systems, including those systems of any businesses that we acquire.

We rely heavily on our information technology systems in managing our business; they are a key component of our customer-facing services and internal growth strategy. In general, we expect our customers to continue to demand more sophisticated, fully integrated technology from their transportation providers. This process of continuous enhancement may lead to significant ongoing software development costs, which will continue to increase if we pursue new acquisitions of companies and their current systems. In addition, we may fail to accurately determine the needs of our customers or trends in the transportation industry. Any such failures could result in decreased demand for our services and a corresponding decrease in our revenues.

We must ensure that our information technology systems remain competitive. If our information technology systems are unable to manage high volumes with reliability, accuracy and speed as we grow, or if such systems are not suited to manage the various services we offer, our service levels and operating efficiency could decline. In addition, if we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems, or if we fail to enhance our systems to meet our customers' needs, our results of operations could be seriously harmed. This could result in a loss of customers or a decline in the volume of freight we receive from customers.

We are developing proprietary information technology. Our technology may not be successful or may not achieve the desired results and we may require additional training or different personnel to successfully implement this technology. Our technology development process may be subject to cost overruns or delays in obtaining the expected results, which may result in disruptions to our operations.

A failure of our information technology infrastructure or a breach of our information security systems, networks or processes may materially adversely affect our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our sales and marketing, financial, legal and compliance functions, engineering and product development tasks, research and development data, communications, order entry and fulfillment and other business processes. We also rely on third parties and virtualized infrastructure to operate our information technology systems. Despite significant testing, external and internal risks, such as malware, insecure coding, “Acts of God,” data leakage and human error, pose a direct threat to the stability or effectiveness of our information technology systems and operations. The failure of our information technology systems to perform as we anticipate has in the past, and could in the future, adversely affect our business through transaction errors, billing and invoicing errors, internal recordkeeping and reporting errors, processing inefficiencies and loss of sales, receivables collection or customers. Any such failure could result in harm to our reputation and have an ongoing adverse impact on our business, results of operations and financial condition, including after the underlying failures have been remedied. Further, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management’s focus and attention from our business operations, and increase our implementation and operating costs, any of which could negatively impact our operations and operating results.

We may also be subject to cybersecurity attacks and other intentional hacking. Any failure to identify and address such defects or errors or prevent a cyber-attack could result in service interruptions, operational difficulties, loss of revenues or market share, liability to our customers or others, the diversion of corporate resources, injury to our reputation or increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to the resulting claims or liability could similarly involve substantial cost.

Also, due to recent advances in technology and well-known efforts on the part of computer hackers and cyber-terrorists to breach data security of companies, we face risks associated with potential failure to adequately protect critical corporate, customer and employee data, which, if released, could adversely impact our customer relationships, our reputation, and even violate privacy laws. Recently, regulatory and enforcement focus on data protection has heightened in the U.S. and abroad, particularly in the EU. Failure to comply with applicable U.S. or foreign data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our business, reputation, results of operations and financial condition.

Risks related to Our Credit and Liquidity

Our indebtedness could adversely affect our financial condition.

We have outstanding indebtedness, which could: negatively affect our ability to pay principal and interest on our debt; increase our vulnerability to general adverse economic and industry conditions; limit our ability to fund future capital expenditures and working capital, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow to payments of interest and principal or to comply with any restrictive terms of our debt; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; impair our ability to obtain additional financing or to refinance our indebtedness in the future; and place us at a competitive disadvantage compared to our competitors that may have proportionately less debt.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could materially and adversely affect our financial position and results of operations. Further, failure to comply with the covenants under our indebtedness may have a material adverse impact on our operations. If we fail to comply with any of the covenants under our indebtedness, and are unable to obtain a waiver or amendment, such failure may result in an event of default under our indebtedness. We may not have sufficient liquidity to repay or refinance our indebtedness if such indebtedness were accelerated upon an event of default.

Under the terms of our outstanding indebtedness, we may not be able to incur substantial additional indebtedness in the future, which could further exacerbate the risks described above.

The execution of our strategy could depend on our ability to raise capital in the future, and our inability to do so could prevent us from achieving our growth objectives.

We may in the future be required to raise capital through public or private financing or other arrangements in order to pursue our growth strategy or operate our businesses. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business and/or our ability to execute our strategy. Further debt financing may involve restrictive covenants and could reduce our profitability. We also intend to pursue investment grade credit ratings, however, we may not be able to obtain them. Without investment grade credit ratings, we incur increased interest expense and borrowing costs and may have reduced access to financial markets to obtain additional debt financing or refinance our existing debt, potentially adversely affecting our financial condition and results of operations. If we cannot raise funds on acceptable terms, we may not be able to grow our business as planned or respond to competitive pressures.

We may be adversely affected by interest rate changes because of our floating rate credit facilities.

The Second Amended and Restated Revolving Loan Credit Agreement, as amended (the "ABL Facility"), and the senior secured term loan credit agreement, as amended (the "Term Loan Facility"), provide for an interest rate based on London Interbank Offered Rate ("LIBOR") or a Base Rate, as defined in the agreements, plus an applicable margin. Our European trade receivables securitization program (the "Receivables Securitization Program") provides for an interest rate at lenders' cost of funds plus an applicable margin. Our financial position may be affected by fluctuations in interest rates since the ABL Facility, Term Loan Facility and Receivables Securitization Program are subject to floating interest rates. Refer to Item 7A, "Quantitative and Qualitative Disclosures about Market Risk" for the impact on interest expense of a hypothetical 1% increase in the interest rate. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. A significant increase in interest rates could have an adverse effect on our financial position and results of operations. Additionally, the interest rates on some of our debt is tied to LIBOR. In July 2017, the head of the U.K.'s Financial Conduct Authority announced its intention to phase out the use of LIBOR by the end of 2021. However, for U.S. dollar-denominated ("USD") LIBOR, only one-week and two-month USD LIBOR will cease to be published after 2021, and all remaining USD LIBOR tenors will continue being published until June 2023. In February 2023, we amended the terms of our ABL Facility, including transitioning the interest rate from LIBOR to other base rates, and we expect to similarly modify the interest rate basis in the Term Loan Facility in 2023. The uncertainty regarding the future of LIBOR, as well as the transition from LIBOR to another benchmark rate or rates, could have adverse impacts on our outstanding debt that currently uses LIBOR as a benchmark rate, and ultimately, adversely affect our financial condition and results of operations.

Risks related to Third-Party Relationships

We depend on third parties in the operation of our business.

Our European business heavily relies on subcontracting and we use a large number of temporary employees in these operations. As a result, we are exposed to various risks related to managing our subcontractors, such as the risk that they do not fulfill their assignments in a satisfactory manner or within the specified deadlines. Moreover, we cannot guarantee that temporary employees are as well-trained as our other employees. Specifically, we may be exposed to the risk that temporary employees may not perform their assignments in a satisfactory manner or may not comply with our safety rules in an appropriate manner, whether as a result of their lack of experience or otherwise. Such failures could compromise our ability to fulfill our commitments to our customers, comply with applicable regulations or otherwise meet our customers' expectations. Such failures could also harm our reputation and ability to win new business and could lead to our being liable for contractual damages. Furthermore, in the event of a failure by our subcontractors or temporary employees to fulfill their assignments in a satisfactory manner, we could be required to perform unplanned work or additional services in line with the contracted service, without receiving any additional compensation. As a result, any failure to properly manage our subcontractors or temporary employees in Europe or elsewhere could have a material adverse impact on our revenues, earnings, financial position and outlook.

Increases in driver compensation and difficulties with attracting and retaining drivers could adversely affect our revenues and profitability.

Our LTL services in North America and Europe and our full truckload services in Europe are conducted primarily with employee drivers. Our industry is currently experiencing and may, in the future, experience intense competition for qualified drivers in the transportation industry due to a shortage of drivers. The availability of qualified drivers may be affected from time to time by changing workforce demographics, competition from other transportation companies and industries for employees, the availability and affordability of driver training schools, changing industry regulations, and the demand for drivers in the labor market. If the current industry-wide shortage of qualified drivers continues, our global LTL operations and our European truckload operation could experience difficulty in attracting and retaining enough qualified drivers to fully satisfy customer demand. During periods of increased competition in the labor market for drivers, our LTL and full truckload operations may be required to increase driver compensation and benefits in the future or face difficulty meeting customer demand, all of which could adversely affect our profitability. Additionally, a shortage of drivers could result in the underutilization of our truck fleet, lost revenue, increased costs for purchased transportation or increased costs for driver recruitment.

Our business may be materially adversely affected by labor disputes.

Our business in the past has been, and in the future could be, adversely affected by strikes and labor negotiations at seaports, labor disputes between railroads and their union employees, or by a work stoppage at one or more railroads or local trucking companies servicing rail or port terminals. Strikes and work stoppages also could occur at our own facilities. Port shutdowns and similar disruptions to major points in national or international transportation networks, most of which are beyond our control, could result in terminal embargoes, disrupt equipment and freight flows, depress volumes and revenues, increase costs and have other negative effects on our operations and financial results.

Labor disputes involving our customers could affect our operations. If our customers experience plant slowdowns or closures because they are unable to negotiate labor contracts, our revenue and profitability could be negatively impacted.

Our European business activities require a large amount of labor, which represents one of our most significant costs. It is essential that we maintain good relations with employees, trade unions and other staff representative institutions. A deteriorating economic environment may result in tensions in industrial relations, which may lead to industrial action within our European operations; this could have a direct impact on our business operations. Generally, any deterioration in industrial relations in our European operations, such as general strike activities or other material labor disputes, could have an adverse effect on our revenues, earnings, financial position and outlook.

Efforts by labor organizations to organize employees at certain locations in North America, if successful, may result in increased costs and decreased efficiencies at those locations.

Since 2014, in the U.S., the International Brotherhood of Teamsters ("Teamsters") has attempted to organize employees at several of our LTL locations, and the International Association of Machinists ("Machinists") has attempted to organize a small number of mechanics at three LTL maintenance shops.

The majority of our employees involved in these organizing efforts rejected union representation. As of December 31, 2022, our employees had voted against union representation in 18 of the 28 union elections held since 2014.

In May 2020, LTL technicians at our Gary Hammond, IN shop ratified a contract negotiated between XPO and the Machinists union. In November 2021, the Gary Hammond facility lease expired and XPO closed that shop and the contract was therefore rendered null and void. In July 2021, LTL drivers and dockworkers at our Miami, FL service center and drivers at our Trenton, NJ service center ratified contracts negotiated between XPO and the Teamsters. Less than a year later, in April 2022, the Teamsters disclaimed interest in the Trenton, New Jersey service center and no longer represent our employees in Trenton. As of December 31, 2022, we are engaged in good faith bargaining with the Teamsters for a first contract at one location, King of Prussia, Pennsylvania, which covers approximately 58 employees.

In 2019, a majority of employees at our LTL service centers in Laredo, TX and Aurora, IL, voted to decertify the Teamsters as the employees' representative. In December 2020, a majority of employees at our LTL service center

in Cinnaminson, NJ also voted to decertify the Teamsters as their bargaining representative. Since August 2021, the Teamsters disclaimed interest in four of our LTL locations, including Bakersfield, California, Los Angeles, California, Trenton, New Jersey, and most recently, Albany, New York.

Since 2014, the Teamsters have withdrawn seven petitions seeking elections on behalf of LTL employees prior to the election being held, and the Machinists withdrew one petition for an LTL election on behalf of a small group of shop employees. Today, only 135 North American LTL employees are represented by a union, of which only 77 are subject to a collective bargaining agreement.

In January 2022, LTL employees at our Trenton, NJ service center filed a deauthorization petition with the NLRB seeking to withdraw the authority of the Teamsters to require union employees to pay union dues to retain their XPO jobs. The outcome of that vote is pending.

The White House Task Force on Worker Organizing and Empowerment released a report on February 7, 2022, with numerous pro-labor recommendations regarding, among others, federal government support of union organizing efforts. There can be no assurance that increased government regulation and enforcement in this area will not increase our costs or have an adverse effect on our results of operations, cash flows and business.

We cannot predict with certainty whether further organizing efforts may result in the unionization of any additional locations in the U.S. There can be no assurance that decertification will succeed at any of our facilities with union representation. If union efforts are successful, these efforts may result in increased costs and decreased efficiencies at the specific locations where representation is elected, and have an adverse effect on our results of operations, cash flows and business.

Risks related to the Spin-Offs

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-offs of GXO or RXO.

Although we believe that separating our logistics segment and tech-enabled broker transportation platform into stand-alone, publicly traded companies (the “Spin-offs”) has provided financial, operational and other benefits to us and our stockholders, we cannot provide assurance that we will achieve the full strategic and financial benefits expected from the spin-offs. If we do not realize the intended benefits of the spin-offs, we could suffer a material adverse effect on our business, financial conditions, results of operations and cash flows.

In connection with the Spin-offs each of the parties agreed to indemnify each other for certain liabilities. If we are required to pay under these indemnities to GXO or RXO, our financial results could be negatively impacted. The GXO and RXO indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which GXO or RXO will be allocated responsibility, and GXO or RXO may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation and distribution agreements and certain other agreements between XPO and GXO and XPO and RXO, each party agrees to indemnify the other for certain liabilities, in each case for uncapped amounts. Indemnities that we may be required to provide GXO and RXO are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that GXO or RXO has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnities from GXO or RXO for our benefit may not be sufficient to protect us against the full amount of such liabilities, and GXO or RXO may not be able to fully satisfy its indemnification obligations.

Moreover, even if we ultimately succeed in recovering from GXO or RXO any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

If the spin-off of RXO, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, XPO and XPO stockholders could be subject to significant tax liabilities. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we could be subject to significant tax liabilities.

It was a condition to the spin-off of RXO that we receive an opinion of outside counsel regarding the qualification of the spin-off, together with certain related transactions, as a "reorganization" within the meaning of Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. The opinion of counsel was based upon and relied on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of XPO and RXO, including those relating to the past and future conduct of XPO and RXO. If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if XPO or RXO breaches any of its representations or covenants contained in the separation agreement and certain other agreements and documents or in any documents relating to the opinion of counsel, the opinion of counsel may be invalid, and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the opinion of counsel, the U.S. Internal Revenue Service (the "IRS") could determine that the spin-off of RXO and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the opinion of counsel was based are false or have been violated. In addition, the opinion of counsel will represent the judgment of such counsel and will not be binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt of the opinion of counsel, there can be no assurance that the IRS will not assert that the spin-off of RXO and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, XPO and XPO stockholders could be subject to significant U.S. federal income tax liability.

If the spin-off of RXO, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, XPO would recognize taxable gain as if it had sold the RXO common stock in a taxable sale for its fair market value (unless XPO and RXO jointly make an election under Section 336(e) of the Code with respect to the spin-off of RXO, in which case, in general, (a) XPO would recognize taxable gain as if RXO had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of RXO common stock and the assumption of all its liabilities and (b) RXO would obtain a related step-up in the basis of its assets), and RXO stockholders who receive such RXO shares in the spin-off of RXO would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

If the spin-off of GXO, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, XPO and XPO stockholders could be subject to significant tax liabilities. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we could be subject to significant tax liabilities.

It was a condition to the spin-off of GXO that we receive an opinion of outside counsel regarding the qualification of the spin-off, together with certain related transactions, as a "reorganization" within the meaning of Sections 355 and 368(a)(1)(D) of the Internal Revenue Code. The opinion of counsel was based upon and relied on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of XPO and GXO, including those relating to the past and future conduct of XPO and GXO. If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if XPO or GXO breaches any of its representations or covenants contained in the separation agreement and certain other agreements and documents or in any documents relating to the opinion of counsel, the opinion of counsel may be invalid, and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the opinion of counsel, the IRS could determine that the spin-off of GXO and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the opinion of counsel was based are false

or have been violated. In addition, the opinion of counsel will represent the judgment of such counsel and will not be binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt of the opinion of counsel, there can be no assurance that the IRS will not assert that the spin-off of GXO and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, XPO and XPO stockholders could be subject to significant U.S. federal income tax liability.

If the spin-off of GXO, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, XPO would recognize taxable gain as if it had sold the GXO common stock in a taxable sale for its fair market value (unless XPO and GXO jointly make an election under Section 336(e) of the Code with respect to the spin-off of GXO, in which case, in general, (a) XPO would recognize taxable gain as if GXO had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of GXO common stock and the assumption of all its liabilities and (b) GXO would obtain a related step-up in the basis of its assets), and GXO stockholders who receive such GXO shares in the spin-off of GXO would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Risks related to Litigation and Regulations

We are involved in multiple lawsuits and are subject to various claims that could result in significant expenditures and impact our operations.

The nature of our business exposes us to the potential for various types of claims and litigation, including matters related to commercial disputes, labor and employment, workers’ compensation, personal injury, cargo and other property damage, environmental liability, insurance coverage, securities and other matters, including with respect to claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we acquire also increase our exposure to litigation. Material increases in the frequency or severity of vehicular accidents, liability claims or workers’ compensation claims, or the unfavorable resolution of claims, or our failure to recover, in full or in part, under indemnity provisions with third-party transportation providers, could materially and adversely affect our operating results. Our involvement in the transportation of certain goods, including but not limited to hazardous materials, could also increase our exposure in the event that we or one of our third-party transportation providers is involved in an accident resulting in injury or contamination. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability.

An increase in the number or severity of self-insured claims or an increase in insurance premiums could have an adverse effect on us.

We use a combination of self-insurance programs and purchased insurance to provide for the costs of employee medical, vehicular collision and accident, cargo and workers’ compensation claims. Our estimated liability for self-retained insurance claims reflects certain actuarial assumptions and judgments, which are subject to a degree of variability. We reserve for anticipated losses and expenses and periodically evaluate and adjust our claims reserves to reflect our experience. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently difficult. This inherent difficulty, along with legal expenses, incurred but not reported claims, and other uncertainties can cause unfavorable differences between actual self-insurance costs and our reserve estimates. Accordingly, our ultimate results may differ from our estimates, which could result in losses over our reserved amounts. We periodically evaluate our level of insurance coverage and adjust insurance levels based on targeted risk tolerance and premium expense. An increase in the number or severity of self-insured claims or an increase in insurance premiums could have an adverse effect on us, while higher self-insured retention levels may increase the impact of loss occurrences on our results of operations.

In addition, the cost of providing benefits under our medical plans is dependent on a variety of factors, including governmental laws and regulations, healthcare cost trends, claims experience and healthcare decisions by plan participants. As a result, we are unable to predict how the cost of providing benefits under medical plans will affect our financial condition, results of operations or cash flows.

We are subject to risks associated with defined benefit plans for our current and former employees, which could have a material adverse effect on our earnings and financial position.

We maintain defined benefit pension plans and a postretirement medical plan. Our defined benefit pension plans include funded and unfunded plans in the U.S. A decline in interest rates and/or lower returns on funded plan assets may cause increases in the expense and funding requirements for these defined benefit pension plans and for our postretirement medical plan. Despite past amendments that froze our defined benefit pension plans to new participants and curtailed benefits, these pension plans remain subject to volatility associated with interest rates, inflation, returns on plan assets, other actuarial assumptions and statutory funding requirements. In addition to being subject to volatility associated with interest rates, our postretirement medical plan remains subject to volatility associated with actuarial assumptions and trends in healthcare costs. Any of the aforementioned factors could lead to a significant increase in the expense of these plans and a deterioration in the solvency of these plans, which could significantly increase our contribution requirements. As a result, we are unable to predict the effect on our financial statements associated with our defined benefit pension plans and our postretirement medical plan.

Changes in income tax regulations for U.S. and multinational companies may increase our tax liability.

We are subject to income taxes in the United States and many foreign jurisdictions. Changes to income tax laws and regulations, or the interpretation of such laws, in any of the jurisdictions in which we operate could significantly increase our effective tax rate and ultimately reduce our cash flows from operating activities and otherwise have a material adverse effect on our financial condition, results of operations and cash flows. The U.S. Congress, the Organization for Economic Co-operation and Development (“OECD”), the EU and other government agencies in jurisdictions in which we and our affiliates do business have maintained a focus on the taxation of multinational companies. The OECD has recommended changes to numerous long-standing international tax principles through its base erosion and profit shifting (“BEPS”) project. In addition, the current U.S. presidential administration has called for changes to fiscal and tax policies, which may include comprehensive tax reform. These and other tax laws and related regulations changes, to the extent adopted, may increase tax uncertainty and/or our effective tax rate, result in higher compliance cost and adversely affect our provision for income taxes, results of operations and/or cash flows.

We are subject to governmental regulations and political conditions, which could negatively impact our business.

Our operations are regulated and licensed by various governmental agencies in the U.S. and in foreign countries where we operate. These regulatory agencies have authority and oversight of domestic and international transportation services and related activities, licensure, motor carrier operations, safety and security and other matters. We must comply with various insurance and surety bond requirements to act in the capacities for which we are licensed. Our subsidiaries and third-party transportation providers must also comply with applicable regulations and requirements of various agencies. Through our subsidiaries and operations, we hold various licenses required to carry out our domestic and international services. These licenses permit us to provide services as a motor carrier and property broker. In addition, we are subject to regulations and requirements promulgated by the DOT, FMCSA, DHS, CBP, Canada Border Services Agency and various other international, domestic, state and local agencies and port authorities.

Certain of our businesses engage in the transportation of hazardous materials, the movement, handling and accidental discharge of which are highly regulated. Our failure to maintain the required licenses, or to comply with applicable regulations, could have a material adverse impact on our business and results of operations. See the “Regulation” section under Item 1, “Business” for more information.

Future laws and regulations may be more stringent and may require changes to our operating practices that influence the demand for our services or require us to incur significant additional costs. We are unable to predict the impact that recently enacted and future regulations may have on our business. In particular, it is difficult to predict which, and in what form, FMCSA regulations may be modified or enforced, and what impact these regulations may have on motor carrier operations. If higher costs are incurred by us as a result of future changes in regulations, or by third-party transportation providers who pass increased costs on to us, this could adversely affect our results of operations to the extent we are unable to obtain a corresponding increase in price from our customers.

Furthermore, political conditions may increase the level of intensity of regulations that impact our business, may require changes to our operating practices, may influence demand for our services, or may require us to incur significant additional costs, any of which could negatively impact our business.

Failure to comply with trade compliance laws and regulations applicable to our operations may subject us to liability and result in mandatory or voluntary disclosures to government agencies of transactions or dealings involving sanctioned countries, entities or individuals.

As a result of our acquisition activities, we acquired companies with business operations outside the U.S., some of which were not previously subject to certain U.S. laws and regulations, including trade sanctions administered by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury. In the course of implementing our compliance processes with respect to the operations of these acquired companies, we have identified a number of transactions or dealings involving countries and entities that are subject to U.S. economic sanctions. As disclosed in our reports filed with the SEC, we filed initial voluntary disclosure of such matters with OFAC in August 2016. In August 2018, OFAC addressed these matters by responding with a cautionary letter to us. To our knowledge, OFAC is considering no further action in response to the voluntary disclosure filed by us in August 2016. We may, in the future, identify additional transactions or dealings involving sanctioned countries, entities or individuals. The transactions or dealings that we have identified to date, or other transactions or dealings that we may identify in the future, could result in negative consequences to us, including government investigations, penalties and reputational harm.

INDUSTRY RISK

Risks related to Our Markets, Competition and Brexit

We operate in a highly competitive industry and, if we are unable to adequately address factors that may adversely affect our revenue and costs, our business could suffer.

Competition in the transportation services industry is intense. Increased competition may lead to a reduction in revenues, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our profitability, including the following: (i) competition from other transportation services companies, some of which offer different services or have a broader coverage network, more fully developed information technology systems and greater capital resources than we do; (ii) a reduction in the rates charged by our competitors to gain business, especially during times of declining economic growth, which may limit our ability to maintain or increase our rates, maintain our operating margins or achieve significant growth in our business; (iii) shippers soliciting bids from multiple transportation providers for their shipping needs, which may result in the depression of freight rates or loss of business to competitors; (iv) the establishment by our competitors of cooperative relationships to increase their ability to address shipper needs; (v) decisions by our current or prospective customers to develop or expand internal capabilities for some of the services we provide; and (vi) the development of new technologies or business models that could result in our disintermediation in certain services we provide.

The withdrawal of the United Kingdom from the European Union may have a negative effect on global economic conditions, financial markets and our operations.

In June 2016, a majority of voters in the U.K. voted in favor of the U.K.'s withdrawal from the EU ("Brexit") in a national referendum. On January 31, 2020, the U.K. withdrew from the EU. The referendum and subsequent withdrawal of the U.K. from the EU have created significant uncertainty about the future relationship between the U.K. and the EU and will have uncertain impacts on our transportation operations in Europe. In 2022, we derived approximately 11% of our revenue from the U.K. and an aggregate 28% from the rest of the European countries where we operate.

Following Brexit, the movement of goods between the U.K. and the remaining member states of the EU has become subject to additional inspections and documentation checks, which may create delays at ports of entry and departure and potential impacts on our ability to efficiently provide our transportation services. Moreover, currency volatility could drive a weaker U.K. pound which could result in a decrease in our reported consolidated financial results for the U.K., which are reported in U.S. dollars.

Any adverse consequences of Brexit, such as a deterioration in the U.K.'s or the EU's economic condition, currency exchange rates, bilateral trade agreements or regulatory trade environment, including the potential imposition of tariffs, could reduce demand for our services in the U.K. or the EU or otherwise have a negative impact on our operations, financial condition and results of operations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

As of December 31, 2022, we operated approximately 554 locations, primarily in North America and Europe. These facilities are located in all 48 contiguous U.S. states, as well as globally.

Segment	Leased Facilities	Owned Facilities	Customer Facilities [1]	Total
North American LTL	229	113	—	342
European Transportation	188	13	4	205
Corporate	7	—	—	7
Total	424	126	4	554

[1] Includes locations owned or leased by customers.

We lease our current executive office located in Greenwich, Connecticut, as well as various office facilities in the U.S., France, the U.K. and India to support our global executive and shared-services functions. We believe that our facilities are sufficient for our current needs.

ITEM 3. *LEGAL PROCEEDINGS*

Information with respect to certain legal proceedings is included in Note 18—Commitments and Contingencies to our Consolidated Financial Statements (included in Part II, Item 8 of this Annual Report) and is incorporated herein by reference. For an additional discussion of certain risks associated with legal proceedings, see "Risk Factors" above.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Common Stock

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol XPO.

As of February 7, 2023, there were approximately 99 registered holders of our common stock. We have never paid, and have no immediate plans to pay, cash dividends on our common stock.

Stock Performance Graph

The graph below compares the cumulative five-year total return of holders of our common stock with the cumulative performance of the Dow Jones Transportation Average index and the S&P 400 MidCap index. The graph assumes that the value of the investment in our common stock and each index was $100 on December 31, 2017 and that all dividends and other distributions, including the effect of spin-offs, were reinvested. The comparisons in the graph below are based on historical data and not indicative of, or intended to forecast, future performance of our common stock.



$175
$150
$125
$100
$75
$50
12/31/17
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
XPO, Inc.
Dow Jones Transportation Average
S&P 400 MidCap

	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
XPO, Inc.	$ 100.00	$ 62.28	$ 87.02	$ 130.15	$ 148.05	$ 100.98
Dow Jones Transportation Average	$ 100.00	$ 87.67	$ 105.94	$ 123.44	$ 164.44	$ 135.56
S&P 400 MidCap	$ 100.00	$ 88.92	$ 112.21	$ 127.54	$ 159.12	$ 138.34

Unregistered Sales of Equity Securities and Use of Proceeds

None.

ITEM 6. ***[RESERVED]***

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

XPO is a leading provider of freight transportation services with company-specific avenues for value creation. We use our proprietary technology to move goods efficiently through our customers' supply chains in North America and Europe. Our company has two reportable segments: North American Less-Than-Truckload ("LTL"), the largest component of our business, and European Transportation. Our North American LTL segment includes the results of our trailer manufacturing operations.

Strategic Actions

In March 2022, our Board of Directors approved a strategic plan for the spin-off of our tech-enabled brokered transportation platform as a new public company, separating it from our LTL business in North America; which was completed in 2022. Additionally, the plan included the sale of our intermodal operation, which was also completed in 2022; and the intended divestiture of our European business. There can be no assurance that the divestiture will occur, or of the terms or timing of a transaction.

RXO Spin-Off

On November 1, 2022, we completed the spin-off of our tech-enabled brokered transportation platform as a publicly traded company, RXO, Inc. ("RXO"). The transaction is intended to be tax-free to XPO and our shareholders for U.S. federal income tax purposes. The spin-off was accomplished by the distribution of 100% of the outstanding common stock of RXO to XPO shareholders. RXO is an independent public company trading under the symbol "RXO" on the New York Stock Exchange.

In connection with the spin-off, we have entered into a separation and distribution agreement, as well as various other agreements with RXO that provide a framework for the relationships between the parties going forward, including, among others, an employee matters agreement, a tax matters agreement, an intellectual property license agreement and a transition services agreement, through which XPO will provide certain services to RXO.

Divestiture of the Intermodal Operation

In March 2022, we completed the planned sale of our North American intermodal operation for cash proceeds of approximately $705 million, net of cash disposed and subject to customary post-closing working capital adjustments that remain ongoing. The pre-tax gain on sale was $430 million, net of transaction costs and working capital adjustments, and was included in Income from discontinued operations, net of taxes, for the year ended December 31, 2022. We agreed to provide certain specified customary transition services for a period not exceeding 12 months from the sale.

Discontinued Operations from Strategic Actions

In addition to the transactions related to our March 2022 strategic plan, we completed the spin-off of our logistics segment as GXO Logistics, Inc. ("GXO") on August 2, 2021. The historical results of operations and the financial positions of GXO, RXO and our intermodal operation are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. The intermodal operation qualified to be accounted for as a discontinued operation after the spin-off of RXO because the sale of the intermodal operation and RXO were part of one strategic plan of disposal.

Impacts of Notable External Conditions

As a leading provider of freight transportation services, our business can be impacted to varying degrees by factors beyond our control. The COVID-19 virus that emerged in 2020 affected, and may continue to affect, economic activity broadly and customer sectors served by our industry. Labor shortages, particularly a shortage of truck drivers and dockworkers, and equipment shortages continue to present challenges to many transportation-related industries. Disruptions in supply chains for industrial materials and supplies, such as semiconductor chips, have impacted some of the end-market activities that create demand for our services. We cannot predict how long these dynamics will last, or whether future challenges, if any, will adversely affect our results of operations.

Additionally, economic inflation can have a negative impact on our operating costs, such as the rising costs of fleet maintenance, fuel and purchased transportation we experienced in 2022. We mitigate these costs by mechanisms in our customer contracts, including fuel surcharge clauses and general rate increases. In addition, the rise in interest rates increased our cost of capital in 2022. An economic recession could depress customer demand for transportation services.

Regarding the war between Russia and Ukraine, we have no direct exposure to those geographies. We cannot predict how global supply chain activities or the economy at large may be impacted by a prolonged war in Ukraine or sanctions imposed in response to the war, or whether future conflicts, if any, may adversely affect our results of operations.

Consolidated Summary Financial Results

	Years Ended December 31,			Percent of Revenue		
(Dollars in millions)	2022	2021	2020	2022	2021	2020
Revenue	$ 7,718	$ 7,202	$ 6,168			
Cost of transportation and services (exclusive of depreciation and amortization)	4,945	4,604	3,879	64.1 %	63.9 %	62.9 %
Direct operating expense (exclusive of depreciation and amortization)	1,154	1,090	979	15.0 %	15.1 %	15.9 %
Sales, general and administrative expense	678	756	746	8.8 %	10.5 %	12.1 %
Depreciation and amortization expense	392	385	378	5.1 %	5.3 %	6.1 %
Goodwill impairment	64	—	—	0.8 %	— %	— %
Transaction and integration costs	58	36	67	0.8 %	0.5 %	1.1 %
Restructuring costs	50	19	22	0.6 %	0.3 %	0.4 %
Operating income	377	312	97	4.9 %	4.3 %	1.6 %
Other income	(55)	(60)	(47)	(0.7)%	(0.8)%	(0.8)%
Debt extinguishment loss	39	54	—	0.5 %	0.7 %	— %
Interest expense	135	211	308	1.7 %	2.9 %	5.0 %
Income (loss) from continuing operations before income tax provision (benefit)	258	107	(164)	3.3 %	1.5 %	(2.7)%
Income tax provision (benefit)	74	11	(54)	1.0 %	0.2 %	(0.9)%
Income (loss) from continuing operations	184	96	(110)	2.4 %	1.3 %	(1.8)%
Income from discontinued operations, net of taxes	482	245	227	6.2 %	3.4 %	3.7 %
Net income	$ 666	$ 341	$ 117	8.6 %	4.7 %	1.9 %

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Our consolidated revenue for 2022 increased by 7.2% to $7.7 billion, from $7.2 billion in 2021. The increase primarily reflects growth in our LTL segment. Foreign currency movement decreased revenue by approximately 5.3 percentage points in 2022.

Cost of transportation and services (exclusive of depreciation and amortization) includes wages paid to employee drivers, fuel, maintenance and other costs of providing or procuring freight transportation for XPO.

Cost of transportation and services (exclusive of depreciation and amortization) in 2022 was $4.9 billion, or 64.1% of revenue, compared with $4.6 billion, or 63.9% of revenue, in 2021. The year-over-year increase as a percentage of revenue primarily reflects higher fuel costs, almost entirely offset by lower third-party transportation and compensation costs.

Direct operating expenses (exclusive of depreciation and amortization) are comprised of both fixed and variable expenses and consist of operating costs related to our LTL service centers and other operating facilities. Direct operating expenses (exclusive of depreciation and amortization) consist mainly of personnel costs, facility expenses and gains and losses on sales of property and equipment.

Direct operating expense (exclusive of depreciation and amortization) in 2022 was $1.2 billion, or 15.0% of revenue, compared with $1.1 billion, or 15.1% of revenue, in 2021. The increase in 2022 reflects higher compensation-related and facility costs and lower gains on sales of property and equipment. Direct operating expense in 2022 and 2021 included $60 million and $72 million, respectively, from gains on sales of property and equipment. As a percentage of revenue, direct operating expense in 2022 reflected the leveraging of compensation costs across a larger revenue base, almost entirely offset by the lower gains on sales of property and equipment.

Sales, general and administrative expense (“SG&A”) primarily consists of salary and benefit costs for our sales function and executive and certain administration functions, information technology expenses, professional fees, facility costs, bad debt expense and legal costs.

SG&A was $678 million in 2022, or 8.8% of revenue, compared with $756 million, or 10.5% of revenue, in 2021. The year-over-year decrease primarily reflects lower compensation-related costs and third-party professional fees. As a percentage of revenue, the year-over-year decrease reflects the leveraging of compensation-related costs across a larger revenue base.

Depreciation and amortization expense in 2022 was $392 million, compared with $385 million in 2021.

Goodwill impairment was $64 million in 2022 and related to our European Transportation reporting units. For more information, see critical accounting policies and estimates below.

Transaction and integration costs in 2022 were $58 million, compared with $36 million in 2021. Transaction and integration costs for 2022 are primarily comprised of stock-based compensation and third-party professional fees related to strategic initiatives. Transaction and integration costs for 2021 are primarily comprised of third-party professional fees related to strategic initiatives as well as retention awards paid to certain employees. We expect to incur additional transaction and integration costs related to rebranding and stock-based compensation in 2023 and 2024.

Restructuring costs in 2022 were $50 million, compared with $19 million in 2021. We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in connection with spin-offs and divestment activities. For more information, see Note 6—Restructuring Charges to our Consolidated Financial Statements.

Other income primarily consists of pension income. Other income for 2022 was $55 million, compared with $60 million in 2021.

Debt extinguishment loss was $39 million in 2022, compared with $54 million in 2021. In 2022, we repurchased a portion of our outstanding 6.25% senior notes due 2025 (“Senior Notes due 2025”) and wrote-off related debt issuance costs and incurred a pre-payment penalty. In 2021, we redeemed our outstanding senior notes due 2022, 2023 and 2024 and wrote-off related debt issuance costs, incurred a pre-payment penalty on the redemption of the 2024 senior notes and incurred costs related to the amendment of our term loan credit agreement.

Interest expense for 2022 decreased 36.0% to $135 million, from $211 million in 2021. The decrease in interest expense reflected the lower average debt balances. We anticipate interest expense to be between $185 million and $195 million in 2023.

Our consolidated income from continuing operations before income taxes in 2022 was $258 million, compared with $107 million in 2021. The increase primarily was driven by higher operating income and lower interest expense and debt extinguishment loss. With respect to our U.S. operations, income from continuing operations before income taxes was income of $303 million in 2022, compared with income of $108 million in 2021. The increase was primarily due to higher revenue, partially offset by higher fuel, third-party transportation and personnel costs. Additionally impacting the increase in 2022 were lower interest expense and debt extinguishment loss. With respect to our non-U.S. operations, loss from continuing operations before income taxes was $45 million in 2022, compared with a loss of $1 million in 2021. The increase in the loss was primarily due to higher fuel costs and the goodwill impairment charge of $64 million in 2022, partially offset by lower personnel costs.

Our effective income tax rates were 28.6% and 10.4% in 2022 and 2021, respectively. The increase in our effective income tax rate for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily driven by increased pre-tax book income coupled with a decreased impact from discrete items. For the year ended December 31, 2022, our effective tax rate was impacted by the non-deductible goodwill impairment charge and $10 million of non-deductible compensation.

For the year ended December 31, 2021, our effective tax rate was impacted by discrete tax benefits of $45 million related to a tax planning initiative that resulted in the recognition of a long-term capital loss partially offset by discrete tax expenses of $39 million related to foreign valuation allowances, of which $34 million of the valuation allowances were transferred to GXO. Additionally, impacting the year ended December 31, 2021, were $8 million of non-deductible compensation and discrete tax benefits of $4 million related to stock-based compensation.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Our consolidated revenue for 2021 increased by 16.8% to $7.2 billion, from $6.2 billion in 2020. The increase primarily reflects growth in both our LTL and European Transportation segments and the negative impact of COVID-19 in 2020, which decreased demand for our services. Foreign currency movement increased revenue by approximately 2.0 percentage points in 2021.

Cost of transportation and services (exclusive of depreciation and amortization) in 2021 was $4.6 billion, or 63.9% of revenue, compared with $3.9 billion, or 62.9% of revenue in 2020. The year-over-year increase as a percentage of revenue reflects the constrained labor market, which resulted in higher third-party transportation costs, as well as higher fuel costs. These increases were partially offset by lower compensation-related costs.

Direct operating expense (exclusive of depreciation and amortization) in 2021 was $1.1 billion, or 15.1% of revenue, compared with $1.0 billion, or 15.9% of revenue, in 2020. The year-over-year decrease as a percentage of revenue was primarily driven by lower COVID-19 related costs as well as the leveraging of compensation and facilities costs across a larger revenue base. Additionally, 2021 and 2020 included $72 million and $90 million, respectively, from gains on sales of property and equipment.

SG&A was $756 million in 2021, or 10.5% of revenue, compared with $746 million, or 12.1% of revenue, in 2020. The year-over-year decrease as a percentage of revenue was primarily driven by lower self-insurance and share-based compensation expenses and third-party professional fees. These impacts were partially offset by higher employee healthcare costs.

Depreciation and amortization expense in 2021 was $385 million, compared with $378 million in 2020.

Transaction and integration costs in 2021 were $36 million, compared with $67 million in 2020. Transaction and integration costs for 2021 and 2020 are primarily comprised of third-party professional fees related to strategic initiatives, including the GXO spin-off, as well as retention awards paid to certain employees. Additionally, transaction and integration costs for 2020 included professional fees related to our previously announced exploration of strategic alternatives that was terminated in March 2020.

Restructuring costs in 2021 were $19 million, compared with $22 million in 2020. We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in connection with our spin-off of GXO and in response to COVID-19. For more information, see Note 6—Restructuring Charges to our Consolidated Financial Statements.

Other income primarily consists of pension income. Other income for 2021 was $60 million, compared with $47 million in 2020. The year-over-year increase reflects $15 million of higher net periodic pension income in 2021, partially offset by lower foreign currency income in 2021.

Interest expense for 2021 decreased 31.5% to $211 million, from $308 million in 2020. The decrease in interest expense reflected the lower average debt balances, including the redemption of our senior notes and amendment of our term loan agreement.

Our consolidated income (loss) from continuing operations before income taxes in 2021 was income of $107 million, compared with a loss of $164 million in 2020. The increase primarily was driven by higher operating income and lower interest expense, partially offset by the debt extinguishment loss recorded in 2021. With respect to our U.S. operations, income from continuing operations before income taxes was income of $108 million in 2021, compared with a loss of $128 million in 2020. The increase was primarily due to higher revenue, in part from the negative impact of COVID-19 on our 2020 results, and lower insurance and third-party professional fees, partially offset by higher third-party transportation, fuel and personnel costs. Additionally impacting the increase was lower interest expense, partially offset by the debt extinguishment loss recorded in 2021. With respect to our non-U.S. operations, loss from continuing operations before income taxes was $1 million in 2021, compared with a loss of $36 million in 2020. The decrease in the loss was primarily due to higher revenues, in part from the negative impact of COVID-19 on our 2020 results, partially offset by higher third-party transportation, fuel and personnel costs.

Our effective income tax rates were 10.4% and 33.1% in 2021 and 2020, respectively. The decrease in our effective income tax rate for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily driven by increased pre-tax book income and the impact of discrete items. For the year ended December 31, 2021, our effective tax rate was impacted by discrete tax benefits of $45 million related to a tax planning initiative that resulted in the recognition of a long-term capital loss partially offset by discrete tax expenses of $39 million related to foreign valuation allowances, of which $34 million of the valuation allowances were transferred to GXO. Additionally, impacting the year ended December 31, 2021, were $8 million of non-deductible compensation and discrete tax benefits of $4 million related to stock-based compensation.

For the year ended December 31, 2020, our effective tax rate was impacted primarily by a pre-tax book loss, $7 million of contribution and margin-based taxes, foreign rate differential benefit of $3 million, discrete tax benefits of $14 million related to stock-based compensation and $7 million related to provision to return adjustments, partially offset by a discrete tax expense of $3 million related to changes in reserves for uncertain tax positions.

Segment Financial Results

Our chief operating decision maker ("CODM") regularly reviews financial information at the operating segment level to allocate resources to the segments and to assess their performance. Our CODM evaluates segment profit (loss) based on adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), which we define as income (loss) from continuing operations before debt extinguishment loss, interest expense, income tax, depreciation and amortization expense, goodwill impairment charges, transaction and integration costs, restructuring costs and other adjustments. See Note 4—Segment Reporting and Geographic Information for further information and a reconciliation of Adjusted EBITDA to Income (loss) from continuing operations.

North American Less-Than-Truckload Segment

	Years Ended December 31,			Percent of Revenue		
(Dollars in millions)	2022	2021	2020	2022	2021	2020
Revenue	$ 4,645	$ 4,125	$ 3,546			
Adjusted EBITDA	1,012	906	764	21.8 %	22.0 %	21.5 %
Depreciation and amortization expense	239	227	225	5.1 %	5.5 %	6.3 %

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue in our North American LTL segment increased 12.6% to $4.6 billion in 2022, compared with $4.1 billion in 2021. Revenue included fuel surcharge revenue of $1.0 billion and $632 million, respectively, for the years ended December 31, 2022 and 2021.

We evaluate the revenue performance of our LTL business using several commonly used metrics, including volume (weight per day in pounds) and yield, which is a commonly used measure of LTL pricing trends. We measure yield using gross revenue per hundredweight, excluding fuel surcharges. Impacts on yield can include weight per shipment and length of haul, among other factors. The following table summarizes our key revenue metrics:

	Years Ended December 31,		
	2022	2021	Change %
Pounds per day (thousands)	70,163	71,739	(2.2)%
Gross revenue per hundredweight, excluding fuel surcharges	$ 21.18	$ 19.80	7.0 %

The year-over-year increase in revenue for 2022 reflects an increase in gross revenue per hundredweight. The decrease in weight per day for 2022 reflects lower shipments per day.

Adjusted EBITDA was $1.0 billion, or 21.8% of revenue, in 2022, compared with $906 million, or 22.0% of revenue, in 2021. Adjusted EBITDA included gains from real estate transactions of $55 million and $62 million, respectively, for the years ended December 31, 2022 and 2021. Additionally, Adjusted EBITDA in 2022 reflected higher revenue, partially offset by increased compensation and fuel costs, as well as higher purchased transportation costs, in part due to inflation.

Depreciation and amortization expense increased in 2022 compared with 2021 due to the impact of prior capital investments, in particular tractors and trailers.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenue in our North American LTL segment increased 16.3% to $4.1 billion in 2021, compared with $3.5 billion in 2020. Revenue included fuel surcharge revenue of $632 million and $433 million, respectively, for the years ended December 31, 2021 and 2020.

The following table summarizes our key revenue metrics:

	Years Ended December 31,		
	2021	2020	Change %
Pounds per day (thousands)	71,739	67,725	5.9 %
Gross revenue per hundredweight, excluding fuel surcharges	$ 19.80	$ 18.63	6.3 %

The year-over-year increase in revenue for 2021 reflects an increase in average weight per day and gross revenue per hundredweight. The increase in weight per day for 2021 reflects higher shipments per day and weight per shipment.

Adjusted EBITDA was $906 million, or 22.0% of revenue, in 2021, compared with $764 million, or 21.5% of revenue, in 2020. The increase in Adjusted EBITDA was primarily driven by higher revenue and pension income, partially offset by higher personnel, third-party transportation and fuel costs. Additionally, Adjusted EBITDA for 2021 included lower year-over-year gains from real estate transactions, including a $62 million gain in 2021, compared with $77 million in 2020.

European Transportation Segment

	Years Ended December 31,			Percent of Revenue		
(Dollars in millions)	2022	2021	2020	2022	2021	2020
Revenue	$ 3,073	$ 3,077	$ 2,622			
Adjusted EBITDA	169	165	87	5.5 %	5.4 %	3.3 %
Depreciation and amortization expense	128	140	128	4.2 %	4.5 %	4.9 %

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue in our European Transportation segment decreased 0.1% to $3.07 billion in 2022, compared with $3.08 billion in 2021. Foreign currency movement decreased revenue by approximately 12.3 percentage points in 2022. The increase in revenue compared to 2021, after taking into effect the impact of foreign currency movement, primarily reflects higher fuel surcharge revenue.

Adjusted EBITDA was $169 million, or 5.5% of revenue in 2022, compared with $165 million, or 5.4% of revenue, in 2021. The increase in Adjusted EBITDA was primarily driven by lower compensation-related and third-party transportation costs, partially offset by higher fuel costs and the impact of inflation.

Depreciation and amortization expense decreased in 2022 compared with 2021 primarily due to the impact of foreign currency movement.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenue in our European Transportation segment increased 17.4% to $3.1 billion in 2021, compared with $2.6 billion in 2020. Foreign currency movement increased revenue by approximately 4.7 percentage points in 2021. The increase in revenue compared to 2020 reflects improving market conditions in the economic recovery from the COVID-19 pandemic, partially offset by the impact of the global semiconductor shortage, which constrained customer demand for freight transportation services in Europe.

Adjusted EBITDA was $165 million, or 5.4% of revenue in 2021, compared with $87 million, or 3.3% of revenue, in 2020. The increase in Adjusted EBITDA was primarily driven by the higher revenue, partially offset by higher third-party transportation, fuel and compensation costs.

Depreciation and amortization expense increased in 2021 compared with 2020 primarily due to the impact of foreign currency movement.

Liquidity and Capital Resources

Our cash and cash equivalents balance was $460 million as of December 31, 2022, compared to $228 million as of December 31, 2021. Our principal existing sources of cash are (i) cash generated from operations; (ii) borrowings available under our Second Amended and Restated Revolving Loan Credit Agreement, as amended (the “ABL Facility”); (iii) proceeds from the issuance of other debt; and (iv) proceeds from divestiture activities. As of December 31, 2022, we have $470 million available to draw under our ABL Facility, based on a borrowing base of $472 million and outstanding letters of credit of $2 million. Additionally, under a credit agreement, we have a $200 million uncommitted secured evergreen letter of credit facility, under which we have issued $172 million in aggregate face amount of letters of credit as of December 31, 2022.

In connection with the spin-off of RXO, effective November 4, 2022, the commitments under the ABL Facility were reduced from $1.0 billion to $600 million with no further action by any of the parties thereto. There were no other significant changes made to the terms of the facility at that time. In February 2023, we amended our existing ABL Facility to, among other things: (i) extend the maturity date to April 30, 2026 (subject, in certain circumstances, to a springing maturity if more than $250 million of our existing term loan debt or certain refinancings thereof remain outstanding 91 days prior to their respective maturity dates); (ii) replace LIBOR-based benchmark rates applicable to loans outstanding with Secured Overnight Financing Rate-based rates; (iii) reduce the sublimit for issuance of letters of credit to $200 million; (iv) reduce the sublimit for borrowings in Canadian Dollars to $50 million; (v) exclude real property from the collateral securing the obligations and (vi) make certain other changes to the covenants and other provisions therein. The aggregate commitment of all lenders under the amended ABL Facility remains equal to $600 million.

As of December 31, 2022, we had approximately $930 million of total liquidity. We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives and capital resources. We believe that our existing liquidity and sources of capital are sufficient to support our operations over the next 12 months.

Trade Receivables Securitization and Factoring Programs

We sell certain of our trade accounts receivable on a non-recourse basis to third-party financial institutions under factoring agreements. We also sell trade accounts receivable under a securitization program for our European transportation business. We use trade receivables securitization and factoring programs to help manage our cash flows and offset the impact of extended payment terms for some of our customers. For more information, see Note 2—Basis of Presentation and Significant Accounting Policies to our Consolidated Financial Statements.

The maximum amount of net cash proceeds available at any one time under our securitization program, inclusive of any unsecured borrowings, is €200 million (approximately $214 million as of December 31, 2022). As of December 31, 2022, €1 million (approximately $2 million) was available under the program, subject to having sufficient receivables available to sell and with consideration to amounts previously sold.

Under the program, we service the receivables we sell on behalf of the purchasers, which gives us visibility into the timing of customer payments. The benefit to our cash flow includes the difference between the cash consideration in the table below and the amount we collected as a servicer on behalf of the purchasers. In both 2022 and 2021, we collected cash as servicer of $1.7 billion.

Information related to the trade receivables sold was as follows:

	Years Ended December 31,		
(In millions)	2022	2021	2020
Securitization programs			
Receivables sold in period	$ 1,744	$ 1,726	$ 1,377
Cash consideration	1,744	1,726	1,377
Factoring programs			
Receivables sold in period	111	64	75
Cash consideration	111	64	75

Term Loan Facilities

In 2021, we amended our senior secured term loan credit agreement (the “Term Loan Credit Agreement”) to consolidate our tranches and lower the interest rate and recorded a debt extinguishment loss of $3 million due to this amendment. For more information on this amendment, refer to Note 12—Debt to our Consolidated Financial Statements.

Senior Notes

In November 2022, we repurchased $408 million of the then $520 million outstanding Senior Notes due 2025 in a cash tender offer. Holders of the Senior Notes due 2025 received total consideration of $1,022.50 per $1,000.00 principal amount of notes tendered and accepted for purchase, plus accrued and unpaid interest. We paid for the tender using cash received from RXO in connection with its spin-off. We recorded a debt extinguishment loss of $13 million due to this repurchase in the fourth quarter of 2022.

In April 2022, we redeemed $630 million of the then $1.15 billion outstanding principal amount of the Senior Notes due 2025. The redemption price for the notes was 100% of the principal amount plus a premium, as defined in the indenture, of approximately $21 million and accrued and unpaid interest. We paid for the redemption using available liquidity. We recorded a debt extinguishment loss of $26 million due to this redemption in 2022.

In 2021, we redeemed our outstanding 6.125% senior notes due 2023 ("Senior Notes due 2023"), 6.75% senior notes due 2024 ("Senior Notes due 2024") and 6.50% senior notes due 2022 ("Senior Notes due 2022"). The redemption price for the Senior Notes due 2023 and Senior Notes due 2022 was 100.0% of the principal amount, plus accrued and unpaid interest and the redemption price for the Senior Notes due 2024 was 103.375% of the principle amount, plus accrued and unpaid interest. We paid for the redemptions using available cash, net proceeds from a debt issuance and equity offering and cash received from GXO of approximately $794 million. We recorded debt extinguishment losses of $51 million related to these redemptions.

In 2020, we completed private placements of $1.15 billion aggregate principal amount of Senior Notes due 2025. Net proceeds from the notes were initially invested in cash and cash equivalents and were subsequently used in 2021 to redeem our outstanding Senior Notes due 2022 as described above.

Share Issuance

In 2021, we completed a registered underwritten offering of 5.0 million shares of our common stock at a public offering price of $138.00 per share, plus an additional 750,000 shares of our common stock through an option granted to underwriters. Of the 5.0 million shares, we offered 2.5 million shares directly and 2.5 million shares were offered by Jacobs Private Equity, LLC ("JPE"), an entity controlled by the Company's executive chairman. The additional 750,000 purchased shares were also split equally between us and JPE. We received approximately $384 million of proceeds, net of fees and expenses, from the sale of the shares and used them to repay a portion of our outstanding borrowings and for general corporate purposes. XPO did not receive any proceeds from the sale of shares by JPE.

Series A Convertible Perpetual Preferred Stock ("Preferred Stock") and Warrants

Commencing the fourth quarter of 2020, holders of our Preferred Stock and warrants exchanged their holdings for our common stock or a combination of our common stock and cash. These exchanges were intended to simplify our equity capital structure, including in contemplation of the GXO spin-off. With respect to the Preferred Stock, through December 31, 2020, 69,445 shares were exchanged, and we issued 9.9 million shares of common stock and paid $22 million of cash. The $22 million was reflected as a Preferred Stock conversion charge in 2020 in the accompanying consolidated financial statements. With respect to the warrants, through December 31, 2020, 0.3 million warrants were exchanged, and we issued 0.3 million shares of common stock. In 2021, the remaining 1,015 preferred shares were exchanged, and we issued 0.1 million shares of common stock. With respect to the warrants, in 2021, 9.8 million warrants were exchanged, and we issued 9.2 million shares of common stock. The warrants exchanged included holdings of JPE. Subsequent to the exchange in 2021, there are no shares of Preferred Stock or warrants outstanding.

Share Repurchases

In February 2019, our Board of Directors authorized repurchases of up to $1.5 billion of our common stock. Our share repurchase authorization permits us to purchase shares in both the open market and in private transactions, with the timing and number of shares dependent on a variety of factors, including price, general business conditions, market conditions, alternative investment opportunities and funding considerations. We are not obligated to repurchase any specific number of shares and may suspend or discontinue the program at any time.

There were no share repurchases in 2022 or 2021. Our remaining share repurchase authorization as of December 31, 2022 is $503 million. In 2020, two million shares were repurchased and retired at an aggregate value of $114 million, or $66.58 average per share. The share purchases in 2020 were funded by our available cash and proceeds from our 2019 debt offerings.

Loan Covenants and Compliance

As of December 31, 2022, we were in compliance with the covenants and other provisions of our debt agreements. Any failure to comply with any material provision or covenant of these agreements could have a material adverse effect on our liquidity and operations.

LIBOR

Uncertainty related to the London Interbank Offered Rate ("LIBOR") phase-out by June 2023 for USD LIBOR with greater than two-month maturities may adversely impact the value of, and our obligations under, our ABL and term loan facilities. In February 2023, we amended the terms of our ABL, including transitioning the interest rate from LIBOR to other base rates, and we expect to similarly modify the interest rate basis in the Term Loan Facility in 2023. See the applicable discussion under Item 1A, "Risk Factors."

Sources and Uses of Cash

Our cash flows from operating, investing and financing activities from continuing operations, as reflected on our Consolidated Statements of Cash Flows, are summarized as follows:

	Years Ended December 31,		
(In millions)	**2022**	**2021**	**2020**
Net cash provided by operating activities from continuing operations	$ 824	$ 490	$ 296
Net cash used in investing activities from continuing operations	(404)	(141)	(70)
Net cash provided by (used in) financing activities from continuing operations	(861)	(1,933)	1,154

During 2022, we: (i) generated cash from operating activities from continuing operations of $824 million; (ii) generated proceeds from sales of property and equipment of $88 million and (iii) received a distribution from RXO of $312 million. We used cash during this period primarily to: (i) purchase property and equipment of $521 million; (ii) redeem a portion of our Senior Notes due 2025 for $1.1 billion and (iii) make payments on debt and finance leases of $61 million.

During 2021, we: (i) generated cash from operating activities from continuing operations of $490 million; (ii) generated proceeds from sales of property and equipment of $131 million; (iii) received a distribution from GXO of $794 million and (iv) generated proceeds of $384 million from the issuance of common stock. We used cash during this period primarily to: (i) purchase property and equipment of $269 million; (ii) redeem our senior notes due 2022, 2023 and 2024 for $2.8 billion; (iii) repay our ABL Facility borrowings of $200 million and (iv) make payments on debt and finance leases of $80 million.

During 2020, we: (i) generated cash from operating activities from continuing operations of $296 million; (ii) generated proceeds from sales of property and equipment (primarily real estate) of $175 million and (iii) received net proceeds of $1.4 billion from our issuances of debt and short-term borrowings. We used cash during this period

primarily to: (i) purchase property and equipment of $249 million; (ii) repurchase common stock of $114 million and (iii) make payments on debt and finance leases of $65 million.

Cash flows from operating activities from continuing operations for 2022 increased by $334 million compared with 2021. The increase in 2022 compared with 2021 reflects: (i) higher income from continuing operations of $88 million; (ii) higher non-cash deferred tax and stock compensation expenses of $119 million, that are added back to income from continuing operations in determining cash flow from operating activities; (iii) a $64 million non-cash goodwill impairment charge recognized in 2022, that also is added back in the determination of operating cash flows and (iv) the impact of operating assets and liabilities generating $1 million of cash in 2022, compared with utilizing $30 million of cash in 2021. Additionally, cash paid for interest was $108 million lower in 2022 compared to 2021.

Cash flows from operating activities from continuing operations for 2021 increased by $194 million compared with 2020. The increase reflects higher income from continuing operations of $206 million for 2021 compared with 2020, partially offset by the impact of operating assets and liabilities utilizing $30 million of cash in 2021, compared with generating $92 million of cash in 2020. Additionally, cash paid for interest was $61 million lower in 2021 and cash paid for taxes was $41 million higher in 2021 as compared to 2020.

As of December 31, 2022, we had $891 million of operating lease and related interest payment obligations, of which $137 million is due within the next twelve months. Additionally, we had operating leases that have not yet commenced with future undiscounted lease payments of $52 million. These operating leases will commence in 2023 with initial lease terms of 9 years to 15 years. For further information on our operating leases and their maturities, see Note 8—Leases to our Consolidated Financial Statements.

Investing activities from continuing operations used $404 million of cash in 2022 compared with $141 million used in 2021 and $70 million used in 2020. During 2022, we used $521 million of cash to purchase property and equipment and received $88 million from sales of property and equipment and $29 million from the settlement of cross currency swaps. During 2021, we used $269 million of cash to purchase property and equipment and received $131 million of cash from sales of property and equipment. During 2020, we used $249 million of cash to purchase property and equipment and received $175 million of cash from sales of property and equipment. We anticipate gross capital expenditures to be between $500 million and $600 million in 2023, funded by cash on hand and available liquidity.

Financing activities from continuing operations used $861 million of cash in 2022 compared with $1.9 billion of cash used in 2021 and $1.2 billion of cash generated in 2020. The primary uses of cash from financing activities during 2022 were $1.1 billion used to redeem a portion of the Senior Notes due 2025 and $61 million used to repay borrowings. The primary source of cash from financing activities from continuing operations during 2022 was $312 million of net proceeds from a distribution from RXO, which included net proceeds from RXO's debt offerings. The primary uses of cash from financing activities from continuing operations during 2021 were $2.8 billion used to redeem the senior notes due 2022, 2023 and 2024 and $200 million used to repay borrowings under our ABL Facility. The primary sources of cash from financing activities from continuing operations during 2021 were $794 million of proceeds from a distribution from GXO and $384 million of net proceeds from our common offering. In 2021, GXO completed a debt offering and used the net proceeds to fund a cash payment from GXO to XPO. The primary sources of cash from financing activities from continuing operations in 2020 were $1.1 billion of net proceeds from the issuance of Senior Notes due 2025; $200 million of proceeds from borrowings on our ABL Facility, net of payments, and $23 million from net borrowings related to our securitization program. The primary uses of cash from financing activities from continuing operations in 2020 were $114 million used to repurchase XPO common stock and $65 million used to repay debt and finance leases.

As of December 31, 2022, we had $2.4 billion total outstanding principal amount of debt, excluding finance leases. We have no significant debt maturities until 2025. Interest on our ABL and Term Loan facilities are variable, while interest on our senior notes are at fixed rates. Future interest payments associated with our debt total $510 million at December 31, 2022, with $148 million payable within 12 months, and are estimated based on the principal amount of debt and applicable interest rates as of December 31, 2022. Additionally, as of December 31, 2022, we have $224 million of finance lease and related interest payment obligations, of which $59 million is due within the next twelve months. For further information on our debt facilities and maturities, see Note 12—Debt to our Consolidated

Financial Statements. For further information on our finance lease maturities, see Note 8—Leases to our Consolidated Financial Statements.

Defined Benefit Pension Plans

We sponsor both funded and unfunded defined benefit plans for some employees in the U.S. Historically, we have realized income, rather than expense, from these plans. We generated aggregate income from our plans of $60 million in 2022, $61 million in 2021 and $48 million in 2020. The plans have been generating income due to their funded status and because they do not allow for new plan participants or additional benefit accruals.

Defined benefit pension plan amounts are calculated using various actuarial assumptions and methodologies. Assumptions include discount rates, inflation rates, expected long-term rate of return on plan assets, mortality rates, and other factors. The assumptions used in recording the projected benefit obligations and fair value of plan assets represent our best estimates based on available information regarding historical experience and factors that may cause future expectations to differ. Differences in actual experience or changes in assumptions could materially impact our obligation and future expense or income.

Discount Rate

In determining the appropriate discount rate, we are assisted by actuaries who utilize a yield-curve model based on a universe of high-grade corporate bonds (rated AA or better by Moody's, S&P or Fitch rating services). The model determines a single equivalent discount rate by applying the yield curve to expected future benefit payments.

The discount rates used in determining the net periodic benefit costs and benefit obligations are as follows:

	Qualified Plans		Non-Qualified Plans	
	2022	2021	2022	2021
Discount rate - net periodic benefit costs	2.43 %	1.96 %	1.70% - 2.23%	1.11% - 1.71%
Discount rate - benefit obligations	5.42 %	2.84 %	5.29% - 5.42%	2.19% - 2.72%

An increase or decrease of 25 basis points in the discount rate would decrease or increase our 2022 pre-tax pension income by approximately $3 million.

We use a full yield curve approach to estimate the interest cost component of net periodic benefit cost by applying specific spot rates along the yield curve used to determine the benefit obligation to each of the underlying projected cash flows based on time until payment.

Rate of Return on Plan Assets

We estimate the expected return on plan assets using current market data as well as historical returns. The expected return on plan assets is based on estimates of long-term returns and considers the plans' anticipated asset allocation over the course of the next year. The plan assets are managed using a long-term liability-driven investment strategy that seeks to mitigate the funded status volatility by increasing participation in fixed-income investments generally as funded status increases. This strategy was developed by analyzing a variety of diversified asset-class combinations in conjunction with the projected liabilities of the plans.

For the year ended December 31, 2022, our expected return on plan assets was $106 million, compared to the actual return on plan assets of $(446) million. The actual annualized return on plan assets for 2022 was approximately (22)%, which was below the expected return on asset assumption for the year due to negative performance in the long duration fixed income market environment, which represented 90% of the portfolio, along with negative performance from the domestic and international equity markets. An increase or decrease of 25 basis points in the expected return on plan assets would increase or decrease our 2022 pre-tax pension income by approximately $5 million.

Actuarial Gains and Losses

Changes in the discount rate and/or differences between the expected and actual rate of return on plan assets results in unrecognized actuarial gains or losses. For our defined benefit pension plans, accumulated unrecognized actuarial losses were $142 million as of December 31, 2022. The portion of the unrecognized actuarial gain/loss that exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets at the beginning of the year is amortized and recognized as income/expense over the estimated average remaining life expectancy of plan participants.

Effect on Results

The effects of the defined benefit pension plans on our results consist primarily of the net effect of the interest cost on plan obligations and the expected return on plan assets. We estimate that the defined benefit pension plans will contribute annual pre-tax income in 2023 of $18 million.

Funding

In determining the amount and timing of pension contributions, we consider our cash position, the funded status as measured by the Pension Protection Act of 2006 and generally accepted accounting principles, and the tax deductibility of contributions, among other factors. We contributed $5 million and $6 million in 2022 and 2021 to the non-qualified plans, respectively, and we estimate that we will contribute $5 million in 2023.

For additional information, see Note 13—Employee Benefit Plans to our Consolidated Financial Statements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. A summary of our significant accounting policies is contained in Note 2—Basis of Presentation and Significant Accounting Policies to our Consolidated Financial Statements. The methods, assumptions, and estimates that we use in applying our accounting policies may require us to apply judgments regarding matters that are inherently uncertain and may change based on changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and/or judgments have the potential to materially alter our results of operations. We have identified below our accounting policies that we believe could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments. Although actual results may differ from estimated results, we believe the estimates are reasonable and appropriate.

Evaluation of Goodwill

We measure goodwill as the excess of consideration transferred over the fair value of net assets acquired in business combinations. We allocate goodwill to our reporting units for the purpose of impairment testing. We evaluate goodwill for impairment annually, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. We measure goodwill impairment, if any, at the amount a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. Our reporting units are our operating segments or one level below our operating segments for which discrete financial information is prepared and regularly reviewed by segment management. Application of the goodwill impairment test requires judgment, including the identification of reporting units, the assignment of assets and liabilities to reporting units, the assignment of goodwill to reporting units, and a determination of the fair value of each reporting unit.

Accounting guidance allows entities to perform a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If an entity determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the entity does not need to perform a quantitative analysis for that reporting unit. The qualitative assessment includes a review of macroeconomic conditions, industry and market considerations, internal cost factors, and overall financial performance, among other factors.

For our 2022 and 2021 annual goodwill assessments, which were performed as of August 31, we performed a step-zero qualitative analysis for each of the three reporting units that existed at the time of the assessments. Based on the

qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of each of our reporting units was less than their carrying amounts and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment.

In the fourth quarter of 2022 and in connection with the RXO spin-off, we performed additional impairment tests because the number of our reporting units increased from three to five to reflect our new internal organization. Specifically, whereas our European Transportation business was previously considered a single reporting unit, after the spin-off of RXO, it was determined that the European Transportation business was comprised of four reporting units. As a result, in the fourth quarter, we tested each of the four new reporting units for potential impairment. A quantitative test was performed for each of these four new reporting units using a combination of income and market approaches and we recorded an aggregate impairment charge of $64 million related to two of these new reporting units.

The income approach of determining fair value is based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The discount rates reflect management's judgment and are based on a risk adjusted weighted-average cost of capital utilizing industry market data of businesses similar to the reporting units. Inherent in our preparation of cash flow projections are assumptions and estimates derived from a review of our operating results, business plans, expected growth rates, cost of capital and tax rates. Our forecasts also reflect expectations concerning future economic conditions, interest rates and other market data. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry. We believe this approach, which utilizes multiple valuation techniques, yields the most appropriate evidence of fair value.

Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates could materially affect the estimate of the fair value of a reporting unit, and therefore could affect the likelihood and amount of potential impairment.

Self-Insurance Accruals

We use a combination of self-insurance programs and purchased insurance to provide for the costs of medical, casualty, liability, vehicular, cargo, workers' compensation, cyber risk and property claims. We periodically evaluate our level of insurance coverage and adjust our insurance levels based on risk tolerance and premium expense. Liabilities for the risks we retain, including estimates of claims incurred but not reported, are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. Additionally, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. We believe the actuarial methods are appropriate for measuring these self-insurance accruals. However, based on the number of claims and the length of time from incurrence of the claims to ultimate settlement, the use of any estimation method is sensitive to the assumptions and factors described above along with other external factors. Accordingly, changes in these assumptions and factors can affect the estimated liability and those amounts may be different than the actual costs paid to settle the claims.

Income Taxes

Our annual effective tax rate is based on our income and statutory tax rates in the various jurisdictions in which we operate. Judgment and estimates are required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. Evaluating our tax positions would include but not be limited to our tax positions on internal restructuring transactions as well as the spin-offs of RXO and GXO. We review our tax positions quarterly and as new information becomes available. Our effective tax rate in any financial statement period may be materially impacted by changes in the mix and/or level of earnings by taxing jurisdiction.

Deferred income tax assets represent amounts available to reduce income taxes payable in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating losses and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing all available evidence, including the reversal of deferred tax liabilities, carrybacks available, and historical and projected pre-tax profits generated by our operations. Valuation allowances

are established when, in management's judgment, it is more likely than not that our deferred tax assets will not be realized. In assessing the need for a valuation allowance, management weighs the available positive and negative evidence, including limitations on the use of tax losses and other carryforwards due to changes in ownership, historic information, and projections of future sources of taxable income that include and exclude future reversals of taxable temporary differences.

New Accounting Standards

Information related to new accounting standards is included in Note 2—Basis of Presentation and Significant Accounting Policies.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Our market risk disclosures involve forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates and commodity price risk.

Interest Rate Risk

We have exposure to changes in interest rates on our debt, as follows:

Term Loan Facilities. As of December 31, 2022, we had an aggregate principal amount outstanding of $2.0 billion on our Term Loan Facilities. The interest rate fluctuates based on LIBOR or a Base Rate, as defined in the agreement, plus an applicable margin. Assuming an average annual aggregate principal amount outstanding of $2.0 billion, a hypothetical 1% increase in the interest rate would have increased our annual interest expense by $20 million. Additionally, we utilize short-term interest rate swaps to mitigate variability in forecasted interest payments on our Term Loan Facilities. The interest rate swaps convert floating-rate interest payments into fixed rate interest payments.

ABL Facility. The interest rates on our ABL Facility fluctuate based on LIBOR or a Base Rate, as defined in the agreement, plus an applicable margin. Assuming our ABL Facility was fully drawn throughout 2022, a hypothetical 1% increase in the interest rate would have increased our annual interest expense by $12 million.

Fixed Rate Debt. As of December 31, 2022, we had $385 million of fair value of indebtedness (excluding finance leases and asset financings) that bears interest at fixed rates. A 1% decrease in market interest rates as of December 31, 2022 would increase the fair value of our fixed-rate indebtedness by approximately 6%. For additional information concerning our debt, see Note 12—Debt to our Consolidated Financial Statements.

We also have exposure to changes in interest rates as a result of our cash balances, which totaled $460 million as of December 31, 2022 and generally earn interest income that approximates the federal funds rate. Assuming an annual average cash balance of $460 million, a hypothetical 1% increase in the interest rate would reduce our net interest expense by $5 million.

Foreign Currency Exchange Risk

A proportion of our net assets and income are in non-U.S. dollar ("USD") currencies, primarily the euro ("EUR") and British pound sterling ("GBP"). We are exposed to currency risk from potential changes in functional currency values of our foreign currency denominated assets, liabilities and cash flows. Consequently, a depreciation of the EUR or the GBP relative to the USD could have an adverse impact on our financial results.

As of December 31, 2022, a uniform 10% strengthening in the value of the USD relative to the EUR would have resulted in a decrease in net assets of $37 million. As of December 31, 2022, a uniform 10% strengthening in the value of the USD relative to the GBP would have resulted in a decrease in net assets of $22 million. These theoretical calculations assume that an instantaneous, parallel shift in exchange rates occurs, which is not consistent with our actual experience in foreign currency transactions. Fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity

analysis of the impact of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

Commodity Price Risk

We are exposed to price fluctuations for diesel fuel purchased for use in our vehicles. During the year ended December 31, 2022, diesel prices fluctuated by as much as 48% in France, 43% in the United Kingdom, and 61% in the United States. We include fuel surcharge programs or other cost-recovery mechanisms in many of our customer contracts to mitigate the effect of any fuel price increases over base amounts established in the contract. For our North American LTL business, pricing agreements with customers include a fuel surcharge that is typically indexed to fuel prices published weekly by the U.S. Department of Energy. The extent to which we are able to recover increases in fuel costs may also be impacted by the amount of empty or out-of-route truck miles or engine idling time. See the applicable discussion under Item 1A, “Risk Factors.”

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
XPO, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of XPO, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2022, and the related notes(collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance

with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the tax-free determination of the spin-off of the Company's tech-enabled brokered transportation platform as a publicly traded company, RXO, Inc. ("RXO")

As discussed in Note 1 to the consolidated financial statements, on November 1, 2022, the Company completed the previously announced spin-off of RXO into an independent public company. The spin-off was accomplished by the distribution of 100% of the outstanding common stock of RXO, Inc. to the Company's stockholders and was intended to qualify as tax-free to the Company and its stockholders for U.S. federal income tax purposes.

We identified the evaluation of the spin-off of RXO as a tax-free transaction for U.S. federal income tax purposes to be a critical audit matter. The evaluation of the Company's interpretation and application of the Internal Revenue Code (Code) required complex auditor judgment and the need to involve tax professionals with specialized skills and knowledge to evaluate the U.S. federal taxability of the spin-off of RXO.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's income tax process, including a control related to Company's evaluation of the spin-off of RXO as tax-free for U.S. federal income tax purposes. We involved tax professionals with specialized skills and knowledge, who assisted in:

- inspecting the tax opinions from the Company's external tax advisors that management utilized in forming their conclusions on U.S. federal income taxability of the spin-off of RXO, including certain interpretations of the Code
- assessing the key facts, assumptions and representations provided by management and used by the Company's external tax advisors when evaluating the U.S. federal income taxability of the spin-off of RXO.

Liabilities for self-insured claims

As discussed in Note 2 to the consolidated financial statements, the Company uses a combination of self-insurance programs and purchased insurance to provide for the costs of liability, vehicular, and workers' compensation claims (self-insured claims). The Company records estimates of the undiscounted liability associated with claims incurred as of the balance sheet date, including estimates of claims incurred but not reported, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. These liabilities are recorded within accrued liabilities and other long-term liabilities as of December 31, 2022.

We identified the assessment of the estimated liabilities for self-insured claims as a critical audit matter. The evaluation of the uncertainty in the amounts that will ultimately be paid to settle these claims required subjective

auditor judgment. Assumptions that may affect the estimated liability of claims include the consideration of historical cost experience, severity factors, and judgments about current and expected levels of cost per claims and retention levels that have uncertainty related to future occurrences or events and conditions. Additionally, the Company's liabilities for self-insured claims included estimates for expenses of claims that have been incurred but have not been reported, and specialized skills were needed to evaluate the actuarial methods and assumptions used to assess these estimates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's self-insurance process. This included controls over the assumptions used in estimating the liabilities for self-insured claims. In addition, we compared the Company's estimates of liabilities for individual self-insured claims to current available information, which included legal claims, incident and case reports, current and historical cost experience, or other evidence. We involved an actuarial professional with specialized skills and knowledge, who assisted in:

- comparing the Company's actuarial reserving methodologies with accepted actuarial methods and procedures
- evaluating assumptions used in determining the liability, including expected level of cost per claim and retention levels, in relation to recent historical loss payment trends and severity factors
- developing an independent expected range of liabilities, including liabilities for claims that have been incurred but have not been recorded, based on actuarial methodologies
- comparing the Company's recorded liability to the independently developed liability range.

/s/ KPMG LLP

We have served as the Company's auditor since 2011.

Stamford, Connecticut

February 13, 2023

XPO, Inc.

Consolidated Balance Sheets

(In millions, except per share data)	December 31, 2022	December 31, 2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 460	$ 228
Accounts receivable, net of allowances of $43 and $36, respectively	954	908
Other current assets	199	219
Current assets of discontinued operations	17	1,332
Total current assets	1,630	2,687
Long-term assets		
Property and equipment, net of $1,679 and $1,526 in accumulated depreciation, respectively	1,832	1,675
Operating lease assets	719	697
Goodwill	1,472	1,594
Identifiable intangible assets, net of $392 and $347 in accumulated amortization, respectively	407	470
Other long-term assets	209	231
Long-term assets of discontinued operations	—	1,363
Total long-term assets	4,639	6,030
Total assets	$ 6,269	$ 8,717
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 521	$ 519
Accrued expenses	774	822
Short-term borrowings and current maturities of long-term debt	59	58
Short-term operating lease liabilities	107	107
Other current liabilities	30	58
Current liabilities of discontinued operations	16	984
Total current liabilities	1,507	2,548
Long-term liabilities		
Long-term debt	2,473	3,513
Deferred tax liability	319	247
Employee benefit obligations	93	122
Long-term operating lease liabilities	606	596
Other long-term liabilities	259	272
Long-term liabilities of discontinued operations	—	281
Total long-term liabilities	3,750	5,031
Stockholders' equity		
Common stock, $0.001 par value; 300 shares authorized; 115 shares issued and outstanding as of December 31, 2022 and 2021	—	—
Additional paid-in capital	1,238	1,179
Retained earnings (accumulated deficit)	(4)	43
Accumulated other comprehensive loss	(222)	(84)
Total equity	1,012	1,138
Total liabilities and equity	$ 6,269	$ 8,717

See accompanying notes to consolidated financial statements.

XPO, Inc.

Consolidated Statements of Income

(In millions, except per share data)	Years Ended December 31, 2022	2021	2020
Revenue	$ 7,718	$ 7,202	$ 6,168
Cost of transportation and services (exclusive of depreciation and amortization)	4,945	4,604	3,879
Direct operating expense (exclusive of depreciation and amortization)	1,154	1,090	979
Sales, general and administrative expense	678	756	746
Depreciation and amortization expense	392	385	378
Goodwill impairment	64	—	—
Transaction and integration costs	58	36	67
Restructuring costs	50	19	22
Operating income	377	312	97
Other income	(55)	(60)	(47)
Debt extinguishment loss	39	54	—
Interest expense	135	211	308
Income (loss) from continuing operations before income tax provision (benefit)	258	107	(164)
Income tax provision (benefit)	74	11	(54)
Income (loss) from continuing operations	184	96	(110)
Income from discontinued operations, net of taxes	482	245	227
Net income	666	341	117
Net loss from continuing operations attributable to noncontrolling interests	—	—	3
Net income from discontinued operations attributable to noncontrolling interests	—	(5)	(10)
Net income attributable to XPO	$ 666	$ 336	$ 110
Net income (loss) attributable to common shareholders			
Continuing operations	$ 184	$ 96	$ (138)
Discontinued operations	482	240	217
Net income attributable to common shareholders	$ 666	$ 336	$ 79
Earnings (loss) per share data			
Basic earnings (loss) per share from continuing operations	$ 1.60	$ 0.85	$ (1.50)
Basic earnings per share from discontinued operations	4.19	2.14	2.37
Basic earnings per share attributable to common shareholders	$ 5.79	$ 2.99	$ 0.87
Diluted earnings (loss) per share from continuing operations	$ 1.59	$ 0.83	$ (1.50)
Diluted earnings per share from discontinued operations	4.17	2.10	2.37
Diluted earnings per share attributable to common shareholders	$ 5.76	$ 2.93	$ 0.87
Weighted-average common shares outstanding			
Basic weighted-average common shares outstanding	115	112	92
Diluted weighted-average common shares outstanding	116	114	92

See accompanying notes to consolidated financial statements.

XPO, Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,		
(In millions)	2022	2021	2020
Net income	$ 666	$ 341	$ 117
Other comprehensive loss, net of tax			
Foreign currency translation gain (loss), net of tax effect of $(15), $— and $17	$ (69)	$ (85)	$ 112
Unrealized loss on financial assets/liabilities designated as hedging instruments, net of tax effect of $(1), $1 and $—	(2)	(3)	(2)
Defined benefit plans adjustment, net of tax effect of $21, $(11) and $30	(69)	34	(117)
Other comprehensive loss	(140)	(54)	(7)
Comprehensive income	$ 526	$ 287	$ 110
Less: Comprehensive income attributable to noncontrolling interests	—	3	13
Comprehensive income attributable to XPO	$ 526	$ 284	$ 97

See accompanying notes to consolidated financial statements.

XPO, Inc.

Consolidated Statements of Cash Flows

(In millions)	Years Ended December 31, 2022	2021	2020
Cash flows from operating activities of continuing operations			
Net income	$ 666	$ 341	$ 117
Income from discontinued operations, net of taxes	482	245	227
Income (loss) from continuing operations	184	96	(110)
Adjustments to reconcile income (loss) from continuing operations to net cash from operating activities			
Depreciation, amortization and net lease activity	392	385	378
Goodwill impairment	64	—	—
Stock compensation expense	77	31	37
Accretion of debt	16	18	20
Deferred tax expense (benefit)	80	7	(64)
Debt extinguishment loss	39	54	—
Gains on sales of property and equipment	(60)	(72)	(90)
Other	31	1	33
Changes in assets and liabilities			
Accounts receivable	(100)	(171)	—
Other assets	(3)	23	(32)
Accounts payable	62	98	(2)
Accrued expenses and other liabilities	42	20	126
Net cash provided by operating activities from continuing operations	824	490	296
Cash flows from investing activities of continuing operations			
Payment for purchases of property and equipment	(521)	(269)	(249)
Proceeds from sale of property and equipment	88	131	175
Proceeds from settlement of cross currency swaps	29	—	—
Other	—	(3)	4
Net cash used in investing activities from continuing operations	(404)	(141)	(70)
Cash flows from financing activities of continuing operations			
Proceeds from issuance of debt	—	—	1,155
Proceeds from (repayment of) borrowings related to securitization program	—	(24)	23
Repurchase of debt	(1,068)	(2,769)	—
Proceeds from borrowings on ABL facility	275	—	1,020
Repayment of borrowings on ABL facility	(275)	(200)	(820)
Repayment of debt and finance leases	(61)	(80)	(65)
Payment of debt issuance costs	—	(5)	(22)
Cash paid in connection with preferred stock conversion	—	—	(22)
Issuance (repurchase) of common stock	—	384	(114)
Change in bank overdrafts	(20)	—	21
Payment for tax withholdings for restricted shares	(27)	(28)	(26)
Distribution from RXO and GXO spins, net	312	794	—
Other	3	(5)	4
Net cash provided by (used in) financing activities from continuing operations	(861)	(1,933)	1,154

Consolidated Statements of Cash Flows (continued)

	Years Ended December 31,		
(In millions)	2022	2021	2020
Cash flows from discontinued operations			
Operating activities of discontinued operations	$ 8	$ 231	$ 589
Investing activities of discontinued operations	649	(136)	(287)
Financing activities of discontinued operations	(1)	(301)	(18)
Net cash provided by (used in) discontinued operations	656	(206)	284
Effect of exchange rates on cash, cash equivalents and restricted cash	(18)	(2)	14
Net increase (decrease) in cash, cash equivalents and restricted cash	197	(1,792)	1,678
Cash, cash equivalents and restricted cash, beginning of year	273	2,065	387
Cash, cash equivalents and restricted cash, end of year	470	273	2,065
Less: Cash, cash equivalents and restricted cash of discontinued operations, end of year	—	35	397
Cash, cash equivalents and restricted cash of continuing operations, end of year	$ 470	$ 238	$ 1,668
Supplemental disclosure of cash flow information from continuing operations:			
Cash paid for interest	145	253	314
Cash paid for income taxes	87	78	37

See accompanying notes to consolidated financial statements.

XPO, Inc.

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2022, 2021 and 2020

	Series A Preferred Stock		Common Stock							
(Shares in thousands, dollars in millions)	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total XPO Stockholders' Equity	Non-controlling Interests	Total Equity
Balance as of December 31, 2019	**72**	**$ 41**	**92,342**	**$ —**	**$ 2,061**	**$ 786**	**$ (145)**	**$ 2,743**	**$ 153**	**$ 2,896**
Net income	—	—	—	—	—	110	—	110	7	117
Other comprehensive income (loss)	—	—	—	—	—	—	(13)	(13)	6	(7)
Exercise and vesting of stock compensation awards	—	—	1,411	—	—	—	—	—	—	—
Tax withholdings related to vesting of stock compensation awards	—	—	—	—	(47)	—	—	(47)	—	(47)
Purchase of noncontrolling interest	—	—	—	—	(1)	—	—	(1)	(20)	(21)
Conversion of preferred stock to common stock	(71)	(40)	10,014	—	40	—	—	—	—	—
Preferred stock conversion	—	—	—	—	—	(22)	—	(22)	—	(22)
Retirement of common stock	—	—	(1,715)	—	(114)	—	—	(114)	—	(114)
Dividend declared	—	—	—	—	—	(2)	—	(2)	(6)	(8)
Stock compensation expense	—	—	—	—	52	—	—	52	—	52
Adoption of new accounting standard and other	—	—	—	—	7	(4)	—	3	—	3
Balance as of December 31, 2020	**1**	**$ 1**	**102,052**	**$ —**	**$ 1,998**	**$ 868**	**$ (158)**	**$ 2,709**	**$ 140**	**$ 2,849**
Net income	—	—	—	—	—	336	—	336	5	341
Other comprehensive loss	—	—	—	—	—	—	(52)	(52)	(2)	(54)
Spin-off of GXO	—	—	—	—	(1,199)	(1,161)	126	(2,234)	(40)	(2,274)
Exercise and vesting of stock compensation awards	—	—	392	—	2	—	—	2	—	2
Tax withholdings related to vesting of stock compensation awards	—	—	—	—	(28)	—	—	(28)	—	(28)
Issuance of common stock	—	—	2,875	—	384	—	—	384	—	384
Conversion of preferred stock to common stock	(1)	(1)	145	—	1	—	—	—	—	—
Purchase of noncontrolling interests	—	—	—	—	(34)	—	—	(34)	(100)	(134)
Dividend declared	—	—	—	—	—	—	—	—	(3)	(3)
Exercise of warrants	—	—	9,215	—	—	—	—	—	—	—
Stock compensation expense	—	—	—	—	52	—	—	52	—	52
Other	—	—	58	—	3	—	—	3	—	3
Balance as of December 31, 2021	**—**	**$ —**	**114,737**	**$ —**	**$ 1,179**	**$ 43**	**$ (84)**	**$ 1,138**	**$ —**	**$ 1,138**

XPO, Inc.

Consolidated Statements of Changes in Equity (continued)

For the Years Ended December 31, 2022, 2021 and 2020

	Series A Preferred Stock		Common Stock							
(Shares in thousands, dollars in millions)	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total XPO Stockholders' Equity	Non-controlling Interests	Total Equity
Balance as of December 31, 2021	**—**	**$ —**	**114,737**	**$ —**	**$ 1,179**	**$ 43**	**$ (84)**	**$ 1,138**	**$ —**	**$ 1,138**
Net income	—	—	—	—	—	666	—	666	—	666
Other comprehensive loss	—	—	—	—	—	—	(140)	(140)	—	(140)
Spin-off of RXO	—	—	—	—	—	(713)	2	(711)	—	(711)
Exercise and vesting of stock compensation awards	—	—	698	—	—	—	—	—	—	—
Tax withholdings related to vesting of stock compensation awards	—	—	—	—	(23)	—	—	(23)	—	(23)
Stock compensation expense	—	—	—	—	77	—	—	77	—	77
Other	—	—	—	—	5	—	—	5	—	5
Balance as of December 31, 2022	**—**	**$ —**	**115,435**	**$ —**	**$ 1,238**	**$ (4)**	**$ (222)**	**$ 1,012**	**$ —**	**$ 1,012**

See accompanying notes to consolidated financial statements.

1. Organization

Nature of Operations

XPO, Inc., together with its subsidiaries ("XPO" or "we"), is a leading provider of freight transportation services. We use our proprietary technology to move goods efficiently through our customers' supply chains in North America and Europe. See Note 4—Segment Reporting and Geographic Information for additional information on our operations.

Strategic Actions

In March 2022, our Board of Directors approved a strategic plan for the spin-off of our tech-enabled brokered transportation platform as a new public company, separating it from our LTL business in North America; which was completed in 2022. Additionally, the plan included the sale of our intermodal operation, which was also completed in 2022; and the intended divestiture of our European business. There can be no assurance that the divestiture will occur, or of the terms or timing of a transaction.

On November 1, 2022, we completed the spin-off of our tech-enabled brokered transportation platform as a publicly traded company, RXO, Inc. ("RXO"). The transaction is intended to be tax-free to XPO and our shareholders for U.S. federal income tax purposes. The spin-off was accomplished by the distribution of 100% of the outstanding common stock of RXO to XPO shareholders. RXO is an independent public company trading under the symbol "RXO" on the New York Stock Exchange.

In addition to the transactions related to our March 2022 strategic plan, we completed the spin-off of our logistics segment as GXO Logistics, Inc. ("GXO") on August 2, 2021. The historical results of operations and the financial positions of GXO, RXO and our intermodal operation are presented as discontinued operations and, as such, have been excluded from both continuing operations and segment results for all periods presented. The intermodal operation qualified to be accounted for as a discontinued operation after the spin-off of RXO because the sale of the intermodal operation and RXO were part of one strategic plan of disposal. For information on our discontinued operations, see Note 3—Discontinued Operations.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"), which requires us to make estimates and assumptions that impact the amounts reported and disclosed in our consolidated financial statements and the accompanying notes. We prepared these estimates based on the most current and best available information, but actual results could differ materially from these estimates and assumptions.

Consolidation

Our consolidated financial statements include the accounts of XPO, our wholly-owned subsidiaries, and our majority-owned subsidiaries and variable interest entity ("VIE") where we are the primary beneficiary. We have eliminated intercompany accounts and transactions.

To determine if we are a primary beneficiary of a VIE, we evaluate whether we are able to direct the activities that significantly impact the VIE's economic performance, including whether we control the operations of each VIE and whether we can operate the VIE under our brand or policies. Investors in the VIE only have recourse to the assets owned by the VIE and not to our general credit. We do not have implicit support arrangements with the VIE. We

consolidate the VIE, which is comprised of the special purpose entity related to the European trade securitization program discussed below.

We have a controlling financial interest in entities generally when we own a majority of the voting interest. The noncontrolling interests reflected in our consolidated financial statements primarily related to a minority interest in XPO Logistics Europe SA ("XPO Logistics Europe"), a business we acquired majority ownership of in 2015. In 2021, we completed a buy-out offer and squeeze-out for the remaining 3% of XPO Logistics Europe that we did not already own.

Significant Accounting Policies

Revenue Recognition

We recognize revenue when we transfer control of promised products or services to customers in an amount equal to the consideration we expect to receive for those products or services.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied.

We generate revenue by providing less-than-truckload and other transportation services for our customers. Additional services may be provided to our customers under their transportation contracts, including unloading and other incidental services. The transaction price is based on the consideration specified in the customer's contract.

A performance obligation is created when a customer under a transportation contract submits a bill of lading for the transport of goods from origin to destination. These performance obligations are satisfied as the shipments move from origin to destination. We recognize transportation revenue proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. Some of our customer contracts contain our promise to stand ready to provide transportation services. For these contracts, we recognize revenue on a straight-line basis over the term of the contract because the pattern of benefit to the customer, and our efforts to fulfill the contract, are generally distributed evenly throughout the period. Performance obligations are generally short-term, with transit times usually less than one week. Generally, customers are billed on shipment of the freight or on a monthly basis and make payment according to approved payment terms. When we do not control the specific services, we recognize revenue as the difference between the amount the customer pays us for the service less the amount we are charged by third parties who provide the service.

Generally, we can adjust our pricing based on contractual provisions related to achieving agreed-upon performance metrics, changes in volumes, services and market conditions. Revenue relating to these pricing adjustments is estimated and included in the consideration if it is probable that a significant revenue reversal will not occur in the future. The estimate of variable consideration is determined by the expected value or most likely amount method and factors in current, past and forecasted experience with the customer. Customers are billed based on terms specified in the revenue contract and they pay us according to approved payment terms.

Contract Costs

We expense the incremental costs of obtaining contracts when incurred if the amortization period of the assets is one year or less. These costs are included in Direct operating expense (exclusive of depreciation and amortization).

Cash, Cash Equivalents and Restricted Cash

We consider all highly liquid investments with an original maturity of three months or less on the date of purchase to be cash equivalents. As of December 31, 2022, 2021 and 2020, our restricted cash included in Other long-term assets on our Consolidated Balance Sheets was $10 million.

Accounts Receivable and Allowance for Credit Losses

We record accounts receivable at the contractual amount and we record an allowance for credit losses for the amount we estimate we may not collect. In determining the allowance for credit losses, we consider historical collection experience, the age of the accounts receivable balances, the credit quality and risk of our customers, any specific customer collection issues, current economic conditions, and other factors that may impact our customers' ability to pay. We also consider reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining our allowance for credit losses. We write off accounts receivable balances once the receivables are no longer deemed collectible.

The roll-forward of the allowance for credit losses was as follows:

	Years Ended December 31,		
(In millions)	2022	2021	2020
Beginning balance	$ 36	$ 33	$ 30
Provision charged to expense	27	20	31
Write-offs, less recoveries, and other adjustments	(20)	(17)	(32)
Adoption of new accounting standard	—	—	4
Ending balance	$ 43	$ 36	$ 33

Trade Receivables Securitization and Factoring Programs

We sell certain of our trade accounts receivable on a non-recourse basis to third-party financial institutions under factoring agreements. We account for these transactions as sales of receivables and present cash proceeds as cash provided by operating activities in the Consolidated Statements of Cash Flows. We also sell trade accounts receivable under a securitization program for our European transportation business. We use trade receivables securitization and factoring programs to help manage our cash flows and offset the impact of extended payment terms for some of our customers.

Under the trade receivables securitization program, a wholly-owned bankruptcy-remote special purpose entity of XPO sells trade receivables that originate with wholly-owned subsidiaries to unaffiliated entities. The program expires in July 2024 and contains financial covenants customary for this type of arrangement, including maintaining a defined average days sales outstanding ratio.

We account for transfers under our securitization and factoring arrangements as sales because we sell full title and ownership in the underlying receivables and control of the receivables is considered transferred. For these transfers, the receivables are removed from our Consolidated Balance Sheets at the date of transfer.

The maximum amount of net cash proceeds available at any one time under our securitization program, inclusive of any unsecured borrowings, is €200 million (approximately $214 million as of December 31, 2022). As of December 31, 2022, €1 million (approximately $2 million) was available under the program, subject to having sufficient receivables available to sell and with consideration to amounts previously sold. The weighted average interest rate was 1.47% as of December 31, 2022.

Information related to the trade receivables sold was as follows:

	Years Ended December 31,		
(In millions)	2022	2021	2020
Securitization programs			
Receivables sold in period	$ 1,744	$ 1,726	$ 1,377
Cash consideration	1,744	1,726	1,377
Factoring programs			
Receivables sold in period	111	64	75
Cash consideration	111	64	75

Property and Equipment

We generally record property and equipment at cost, or in the case of acquired property and equipment, at fair value at the date of acquisition. Maintenance and repair expenditures are charged to expense as incurred. For internally-developed computer software, all costs incurred during planning and evaluation are expensed as incurred. Costs incurred during the application development stage are capitalized and included in property and equipment. Capitalized software also includes the fair value of acquired internal-use technology.

We compute depreciation expense on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Estimated Useful Life
Buildings and leasehold improvements	Term of lease to 40 years
Vehicles, tractors and trailers	3 to 14 years
Machinery and equipment	3 to 10 years
Computer software and equipment	1 to 5 years

Leases

We determine if an arrangement is a lease at inception. We recognize operating lease right-of-use assets and liabilities at the lease commencement date based on the estimated present value of the lease payments over the lease term. As most of our leases do not provide an implicit rate, we use incremental borrowing rates based on the information available at commencement date to determine the present value of future lease payments. This rate is determined from a hypothetical yield curve that takes into consideration market yield levels of our relevant debt outstanding as well as the index that matches our credit rating, and then adjusts as if the borrowings were collateralized.

We include options to extend or terminate a lease in the lease term when we are reasonably certain to exercise such options. We exclude variable lease payments (such as payments not based on an index or reimbursements of lessor costs) from our initial measurement of the lease liability. We recognize leases with an initial term of 12 months or less as lease expense over the lease term and those leases are not recorded on our Consolidated Balance Sheets. We account for lease and non-lease components within a contract as a single lease component for our real estate leases. For additional information on our leases, see Note 8—Leases.

Asset Retirement Obligations

A liability for an asset retirement obligation is recorded in the period in which it is incurred. When an asset retirement obligation liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. For each subsequent period, the liability is increased for accretion expense and the capitalized cost is depreciated over the useful life of the related asset.

Goodwill

We measure goodwill as the excess of consideration transferred over the fair value of net assets acquired in business combinations. We allocate goodwill to our reporting units for the purpose of impairment testing. We evaluate goodwill for impairment annually, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. We measure goodwill impairment, if any, at the amount a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. Our reporting units are our operating segments or one level below our operating segments for which discrete financial information is prepared and regularly reviewed by segment management.

Accounting guidance allows entities to perform a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If an entity determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the entity does not need to perform a quantitative analysis for that reporting unit. The qualitative assessment includes a review of macroeconomic conditions, industry and market considerations, internal cost factors, and overall financial performance, among other factors.

For our 2022 and 2021 annual goodwill assessments, which were performed as of August 31, we performed a step-zero qualitative analysis for each of the three reporting units that existed at the time of the assessments. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of each of our reporting units was less than their carrying amounts and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment.

In the fourth quarter of 2022 and in connection with the RXO spin-off, we performed additional impairment tests because the number of our reporting units increased from three to five to reflect our new internal organization. Specifically, whereas our European Transportation business was previously considered a single reporting unit, after the spin-off of RXO, it was determined that the European Transportation business was comprised of four reporting units. As a result, in the fourth quarter, we tested each of the four new reporting units for potential impairment. A quantitative test was performed for each of these four new reporting units using a combination of income and market approaches and we recorded an aggregate impairment charge of $64 million related to two of these new reporting units.

The income approach of determining fair value is based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for our business. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry.

Intangible Assets

Our intangible assets subject to amortization consist primarily of customer relationships. We review long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired if the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying amount. An impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. We estimate fair value using the expected future cash flows discounted at a rate comparable with the risks associated with the recovery of the asset. We amortize intangible assets on a straight-line basis or on a basis consistent with the pattern in which the economic benefits are realized. The estimated useful life for unamortized customer relationships at December 31, 2022 is 14 to 16 years.

Accrued Expenses

The components of accrued expenses as of December 31, 2022 and 2021 are as follows:

	As of December 31,	
(In millions)	2022	2021
Accrued salaries and wages	$ 294	$ 320
Accrued transportation and facility charges	226	272
Accrued insurance claims	111	82
Accrued taxes	82	81
Other accrued expenses	61	67
Total accrued expenses	$ 774	$ 822

Self-Insurance

We use a combination of self-insurance programs and purchased insurance to provide for the costs of medical, casualty, liability, vehicular, cargo, workers' compensation, cyber risk and property claims. We periodically evaluate our level of insurance coverage and adjust our insurance levels based on risk tolerance and premium expense.

Liabilities for the risks we retain, including estimates of claims incurred but not reported, are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. Changes in these assumptions and factors can impact actual costs paid to settle the claims and those amounts may be different than our estimates.

Advertising Costs

Advertising costs are expensed as incurred.

Stockholders' Equity

We retire shares purchased under our share repurchase program and return them to authorized and unissued status. We charge any excess of cost over par value to Additional paid-in capital if a balance is present. If Additional paid-in capital is fully depleted, any remaining excess of cost over par value will be charged to Retained earnings.

Accumulated Other Comprehensive Income (Loss)

The components of and changes in accumulated other comprehensive income (loss) ("AOCI"), net of tax, for the years ended December 31, 2022 and 2021, are as follows:

(In millions)	Foreign Currency Translation Adjustments	Derivative Hedges	Defined Benefit Plans Liability	Less: AOCI Attributable to Noncontrolling Interests	AOCI Attributable to XPO
As of December 31, 2020	$ (8)	$ 3	$ (148)	$ (5)	$ (158)
Other comprehensive income (loss)	(79)	4	34	2	(39)
Amounts reclassified from AOCI	(6)	(7)	—	—	(13)
Net current period other comprehensive income (loss)	(85)	(3)	34	2	(52)
Spin-off of GXO	41	—	82	3	126
As of December 31, 2021	(52)	—	(32)	—	(84)
Other comprehensive income (loss)	(62)	(2)	(69)	—	(133)
Amounts reclassified from AOCI	(7)	—	—	—	(7)
Net current period other comprehensive income (loss)	(69)	(2)	(69)	—	(140)
Spin-off of RXO	2	—	—	—	2
As of December 31, 2022	$ (119)	$ (2)	$ (101)	$ —	$ (222)

Income Taxes

We account for income taxes using the asset and liability method on a legal entity and jurisdictional basis, under which we recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. Our calculation relies on several factors, including pre-tax earnings, differences between tax laws and accounting rules, statutory tax rates, tax credits, uncertain tax positions, and valuation allowances. We use judgment and estimates in evaluating our tax positions. Evaluating our tax positions would include but not be limited to our tax positions on internal restructuring transactions as well as the spin-offs of RXO and GXO. Valuation allowances are established when, in our judgment, it is more likely than not that our deferred tax assets will not be realized based on all available evidence. We record Global Intangible Low-Taxed Income ("GILTI") tax as a period cost.

Our tax returns are subject to examination by U.S. Federal, state and foreign taxing jurisdictions. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years. We recognize tax benefits from uncertain tax positions only if (based on the technical merits of the position) it is more likely than not that the tax positions will be sustained on examination by the tax authority. We adjust these tax liabilities, including related interest and penalties, based on the current facts and circumstances. We report tax-related interest and penalties as a component of income tax expense.

Foreign Currency Translation and Transactions

The assets and liabilities of our foreign subsidiaries that use their local currency as their functional currency are translated to U.S. dollars ("USD") using the exchange rate prevailing at each balance sheet date, with balance sheet currency translation adjustments recorded in AOCI on our Consolidated Balance Sheets. The assets and liabilities of our foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to USD. The results of operations of our foreign subsidiaries are translated to USD using average exchange rates prevailing for each period presented.

We convert foreign currency transactions recognized on our Consolidated Statements of Income to USD by applying the exchange rate prevailing on the date of the transaction. Gains and losses arising from foreign currency transactions and the effects of remeasuring monetary assets and liabilities are recorded in Other income on our Consolidated Statements of Income.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:

- Level 1—Quoted prices for identical instruments in active markets;
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
- Level 3—Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management's judgment and estimates.

We base our fair value estimates on market assumptions and available information. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and current maturities of long-term debt approximated their fair values as of December 31, 2022 and 2021 due to their short-term nature and/or being receivable or payable on demand. The Level 1 cash equivalents include money market funds valued using quoted prices in active markets and a cash deposit for the securitization program. For information on the fair value hierarchy of our derivative instruments, see Note 11—Derivative Instruments and for information on financial liabilities, see Note 12—Debt.

The fair value hierarchy of cash equivalents was as follows:

(In millions)	Carrying Value	Fair Value	Level 1
December 31, 2022	$ 402	$ 402	$ 402
December 31, 2021	181	181	181

Derivative Instruments

We record all derivative instruments on our Consolidated Balance Sheets as assets or liabilities at fair value. Our accounting treatment for changes in the fair value of derivative instruments depends on whether the instruments have been designated and qualify as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the derivative based on the exposure being hedged and assess, both at the hedge's inception and on an ongoing basis, whether the designated derivative instruments are highly effective in offsetting changes in earnings and cash flows of the hedged items. When a derivative instrument is determined not to be highly effective as a hedge or the underlying hedged transaction is no longer probable, hedge accounting is discontinued prospectively. We link cash flow hedges to specific forecasted transactions or variability of cash flow to be paid.

The gain or loss resulting from fair value adjustments on cash flow hedges are recorded in AOCI on our Consolidated Balance Sheets until the hedged item is recognized in earnings and is presented in the same income statement line item as the earnings effect of the hedged item. The gains and losses on the net investment hedges are recorded as cumulative translation adjustments in AOCI to the extent that the instruments are effective in hedging the designated risk. Gains and losses on cash flow hedges and net investment hedges representing hedge components excluded from the assessment of effectiveness will be amortized into Interest expense on our Consolidated Statements of Income in a systematic manner. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings and are recorded in Other income on our Consolidated Statements of Income.

Defined Benefit Pension Plans

We calculate defined benefit pension plan obligations using various actuarial assumptions and methodologies. Assumptions include discount rates, inflation rates, expected long-term rate of return on plan assets, mortality rates, and other factors. The assumptions used in recording the projected benefit obligation and fair value of plan assets represent our best estimates based on available information regarding historical experience and factors that may

cause future expectations to differ. Our obligation and future expense amounts could be materially impacted by differences in actual experience or changes in assumptions.

The impact of plan amendments, actuarial gains and losses and prior-service costs are recorded in AOCI and are generally amortized as a component of net periodic benefit cost over the remaining service period of the active employees covered by the defined benefit pension plans. Unamortized gains and losses are amortized only to the extent they exceed 10% of the higher of the fair value of plan assets or the projected benefit obligation of the respective plan.

Stock-Based Compensation

We account for stock-based compensation based on the equity instrument's grant date fair value. For grants of restricted stock units ("RSUs") subject to service-based or performance-based vesting conditions only, we establish the fair value based on the market price on the date of the grant. For grants of RSUs subject to market-based vesting conditions, we establish the fair value using the Monte Carlo simulation lattice model. We determined the fair value of our stock-based awards based on our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We account for forfeitures as they occur.

We recognize the grant date fair value of equity awards as compensation cost over the requisite service period. We recognize expense for our performance-based restricted stock units ("PRSUs") over the awards' requisite service period based on the number of awards expected to vest with consideration to the actual and expected financial results. We do not recognize expense until achievement of the performance targets for a PRSU award is considered probable.

Adoption of New Accounting Standard

In November 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-10, "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance." The ASU increases the transparency surrounding government assistance by requiring annual disclosure of: (i) the types of assistance received; (ii) an entity's accounting for the assistance; and (iii) the effect of the assistance on the entity's financial statements. We adopted this standard on January 1, 2022, on a prospective basis. The adoption did not have a material impact on our financial statement disclosures.

Accounting Pronouncements Issued but Not Yet Effective

In September 2022, the FASB issued ASU 2022-04, "Liabilities - Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations." The ASU increases the transparency surrounding supplier finance programs by requiring the buyer to disclose information on an annual basis about the key terms of the program, the outstanding obligation amounts as of the end of the period, a rollforward of such amounts, and the balance sheet presentation of the related amounts. Additionally, the obligation amount outstanding at the end of the period must be disclosed in interim periods. The amendments are effective for fiscal years beginning after December 15, 2022, except for the requirement to disclose the rollforward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. We are currently evaluating the impact of the new guidance, which is limited to financial statement disclosures.

In March 2020, the FASB issued ASU 2020-04, "Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting." The ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. The amendments apply only to contracts and hedging relationships that reference London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued due to reference rate reform. The amendments are elective and are effective upon issuance. In December 2022, the FASB issued ASU 2022-06, "Reference rate reform (Topic 848): Deferral of the sunset date of Topic 848" which defers the expiration date for Topic 848 from December 31, 2022 until December 31, 2024. At December 31, 2022, our revolving loan credit agreement (the "ABL Facility") and the senior secured term loan credit agreement, as amended (the "Term Loan Facility"), provide for an interest rate based on LIBOR. In February 2023, we amended the terms of our ABL, including transitioning the interest rate from LIBOR to other base rates, and we expect to similarly modify the interest rate basis in the Term Loan Facility in 2023. We do not expect the modifications of these facilities to have a material impact on our consolidated financial statements.

3. Discontinued Operations

As discussed above, the results of RXO, intermodal and GXO are presented as discontinued operations.

The following table summarizes the results of operations from discontinued operations:

	Years Ended December 31,		
(In millions)	2022	2021	2020
Revenue	$ 4,403	$ 10,200	$ 10,374
Cost of transportation and services (exclusive of depreciation and amortization)	3,334	5,281	4,065
Direct operating expense (exclusive of depreciation and amortization)	211	3,222	4,581
Sales, general and administrative expense	492	901	979
Depreciation and amortization expense	67	276	388
Gain on sale of business	(430)	—	—
Transaction and other operating costs	125	134	67
Operating income	604	386	294
Other income	(2)	(27)	(35)
Interest expense	—	12	18
Income from discontinued operations before income tax provision	606	401	311
Income tax provision	124	156	84
Net income from discontinued operations, net of taxes	482	245	227
Net income from discontinued operations attributable to noncontrolling interests	—	(5)	(10)
Net income from discontinued operations attributable to discontinued entities	$ 482	$ 240	$ 217

During the years ended December 31, 2022 and 2021, we incurred approximately $152 million and $125 million, respectively, of costs related to the spin-offs, of which $120 million and $101 million, respectively, are reflected within income from discontinued operations in our Consolidated Statements of Income.

The following table summarizes the assets and liabilities from discontinued operations:

(In millions)	December 31, 2021
Cash and cash equivalents	$ 34
Accounts receivable, net	1,230
Other current assets	68
Total current assets of discontinued operations	1,332
Property and equipment, net	133
Operating lease assets	210
Goodwill	885
Identifiable intangible assets, net	110
Other long-term assets	25
Total long-term assets of discontinued operations	1,363
Accounts payable	600
Accrued expenses	307
Short-term operating lease liabilities	63
Other current liabilities	14
Total current liabilities of discontinued operations	984
Deferred tax liability	69
Long-term operating lease liabilities	156
Other long-term liabilities	56
Total long-term liabilities of discontinued operations	$ 281

In 2022, RXO completed debt offerings and used the net proceeds to fund a cash payment from RXO to XPO of $446 million, which we used to repay a portion of our outstanding borrowings and fund any related fees and expenses. Additionally, in 2021, GXO completed a debt offering and used the net proceeds to fund a cash payment from GXO to XPO of $794 million, which we used to repay a portion of our outstanding borrowings. For further information, see Note 12—Debt. Prior to the spin-off of GXO, the pension plan for some employees in the United Kingdom was sold to a GXO entity and approximately $82 million of AOCI, net of tax, was transferred to GXO.

In connection with both spin-offs, we entered into separation and distribution agreements as well as various other agreements that provide a framework for the relationships between the parties going forward, including, among others, an employee matters agreement ("EMA"), a tax matters agreement, an intellectual property license agreement and a transition services agreement, through which XPO agreed to provide certain services for a period of time specified in the applicable agreement following the spin-offs. The impact of these services on the consolidated financial statements was immaterial. Additionally, in accordance with these agreements, GXO has agreed to indemnify XPO for certain payments XPO makes with respect to certain self-insurance matters that were incurred by GXO prior to the spin-off and remain obligations of XPO. The receivable and reserve for these matters was approximately $17 million and $16 million, respectively, as of December 31, 2022 and $23 million and $21 million, respectively, as of December 31, 2021.

4. Segment Reporting and Geographic Information

We are organized into two reportable segments: North American LTL, the largest component of our business, and European Transportation. In the fourth quarter of 2022 and in connection with the RXO spin-off, we revised our reportable segments to reflect our new internal organization. Prior to the RXO spin-off, we had two reportable segments: North American LTL and Brokerage and Other Services.

In our asset-based North American LTL segment, we provide shippers with geographic density and day-definite domestic and cross-border services to the U.S., as well as Mexico, Canada and the Caribbean. Our North American LTL segment also includes the results of our trailer manufacturing operations. Prior to the RXO spin-off, the trailer manufacturing operations were included in our Brokerage and Other Services segment.

In our European Transportation segment, we serve a large base of customers with consumer, trade and industrial markets. We offer dedicated truckload, LTL, truck brokerage, managed transportation, last mile, freight forwarding and multimodal solutions, such as road-rail and road-short sea combinations.

Corporate includes corporate headquarters costs for executive officers and certain legal and financial functions, and other costs and credits not attributed to our reporting segments.

Our chief operating decision maker ("CODM") regularly reviews financial information at the operating segment level to allocate resources to the segments and to assess their performance. We include items directly attributable to a segment, and those that can be allocated on a reasonable basis, in segment results reported to the CODM. We do not provide asset information by segment to the CODM. Our CODM evaluates segment profit (loss) based on adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), which we define as income (loss) from continuing operations before debt extinguishment loss, interest expense, income tax, depreciation and amortization expense, goodwill impairment charges, transaction and integration costs, restructuring costs and other adjustments.

Selected financial data for our segments is as follows:

(in millions)	Years Ended December 31, 2022	2021	2020
Revenue			
North American LTL	$ 4,645	$ 4,125	$ 3,546
European Transportation	3,073	3,077	2,622
Total	$ 7,718	$ 7,202	$ 6,168
Adjusted EBITDA			
North American LTL	$ 1,012	$ 906	$ 764
European Transportation	169	165	87
Corporate	(184)	(259)	(242)
Total Adjusted EBITDA	997	812	609
Less:			
Debt extinguishment loss	39	54	—
Interest expense	135	211	308
Income tax provision (benefit)	74	11	(54)
Depreciation and amortization expense	392	385	378
Goodwill impairment (1)	64	—	—
Transaction and integration costs (2)	58	36	67
Restructuring costs (3)	50	19	22
Other	1	—	(2)
Income (loss) from continuing operations	$ 184	$ 96	$ (110)
Depreciation and amortization expense			
North American LTL	$ 239	$ 227	$ 225
European Transportation	128	140	128
Corporate	25	18	25
Total	$ 392	$ 385	$ 378

(1) See Note 9— Goodwill for further information on the impairment charge.

(2) Transaction and integration costs for 2022 are primarily comprised of stock-based compensation and third-party professional fees related to strategic initiatives. Transaction and integration costs for 2021 are primarily comprised of third-party professional fees related to strategic initiatives as well as retention awards paid to certain employees. Transaction and integration costs for 2020 included professional fees related to our previously announced exploration of strategic alternatives that was terminated in March 2020. Transaction and integration costs for 2022, 2021 and 2020 include $3 million, $1 million and $5 million, respectively, related to our North American LTL segment; $6 million, $14 million and $8 million, respectively, related to our European Transportation segment and $49 million, $21 million and $54 million, respectively, related to Corporate.

(3) See Note 6— Restructuring Charges for further information on our restructuring actions.

As of December 31, 2022 and 2021, we held long-lived tangible assets outside of the U.S. of $397 million and $421 million, respectively.

5. Revenue Recognition

Disaggregation of Revenues

Our revenue disaggregated by geographic area based on sales office location was as follows:

	Year Ended December 31, 2022		
(In millions)	North American LTL	European Transportation	Total
Revenue			
United States	$ 4,549	$ —	$ 4,549
North America (excluding United States)	96	—	96
France	—	1,328	1,328
United Kingdom	—	878	878
Europe (excluding France and United Kingdom)	—	867	867
Total	$ 4,645	$ 3,073	$ 7,718

	Year Ended December 31, 2021		
(In millions)	North American LTL	European Transportation	Total
Revenue			
United States	$ 4,036	$ —	$ 4,036
North America (excluding United States)	89	—	89
France	—	1,354	1,354
United Kingdom	—	879	879
Europe (excluding France and United Kingdom)	—	844	844
Total	$ 4,125	$ 3,077	$ 7,202

	Year Ended December 31, 2020		
(In millions)	North American LTL	European Transportation	Total
Revenue			
United States	$ 3,468	$ —	$ 3,468
North America (excluding United States)	78	—	78
France	—	1,206	1,206
United Kingdom	—	677	677
Europe (excluding France and United Kingdom)	—	739	739
Total	$ 3,546	$ 2,622	$ 6,168

6. Restructuring Charges

We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in connection with the spin-offs and other divestment activities. These actions generally include severance and facility-related costs, including impairment of lease assets, as well as contract termination costs, and are intended to improve our efficiency and profitability.

Our restructuring-related activity was as follows:

(In millions)	Reserve Balance as of December 31, 2021	Year Ended December 31, 2022 Charges Incurred	Payments	Foreign Exchange and Other	Reserve Balance as of December 31, 2022
Severance					
North American LTL	$ —	$ 2	$ (3)	$ 3	$ 2
European Transportation	6	6	(10)	(1)	1
Corporate (1)	7	39	(9)	(18)	19
Total severance	13	47	(22)	(16)	22
Contract termination					
North American LTL	—	3	(3)	—	—
Total contract termination	—	3	(3)	—	—
Total	$ 13	$ 50	$ (25)	$ (16)	$ 22

(1) For the year ended December 31, 2022, charges incurred and foreign exchange and other included the recognition of share-based compensation costs and the corresponding settlement of equity awards upon vesting in conjunction with the spin-off of RXO.

We expect the majority of the cash outlays related to the charges incurred in 2022 will be complete within twelve months.

(In millions)	Reserve Balance as of December 31, 2020	Year Ended December 31, 2021 Charges Incurred	Payments	Foreign Exchange and Other	Reserve Balance as of December 31, 2021
Severance					
European Transportation	$ 6	$ 10	$ (11)	$ 1	$ 6
Corporate	1	9	(2)	(1)	7
Total severance	7	19	(13)	—	13
Total	$ 7	$ 19	$ (13)	$ —	$ 13

7. Property and Equipment

(In millions)	December 31, 2022	2021
Property and equipment		
Land	$ 258	$ 276
Buildings and leasehold improvements	406	357
Vehicles, tractors and trailers	2,054	1,806
Machinery and equipment	227	203
Computer software and equipment	566	559
	3,511	3,201
Less: accumulated depreciation and amortization	(1,679)	(1,526)
Total property and equipment, net	$ 1,832	$ 1,675
Net book value of capitalized internally-developed software included in property and equipment, net	$ 129	$ 139

Depreciation of property and equipment and amortization of computer software was $336 million, $327 million and $321 million for the years ended December 31, 2022, 2021 and 2020, respectively.

8. Leases

Most of our leases are real estate leases. In addition, we lease trucks, trailers and material handling equipment.

The components of our lease expense and gain realized on sale-leaseback transactions were as follows:

	Years Ended December 31,		
(In millions)	2022	2021	2020
Operating lease cost	$ 170	$ 161	$ 151
Short-term lease cost	51	50	36
Variable lease cost	22	19	17
Total operating lease cost	$ 243	$ 230	$ 204
Finance lease cost:			
Amortization of leased assets	$ 49	$ 51	$ 41
Interest on lease liabilities	5	5	5
Total finance lease cost	$ 54	$ 56	$ 46
Total lease cost	$ 297	$ 286	$ 250
Gain recognized on sale-leaseback transactions [1]	$ 40	$ 69	$ 84

(1) For the years ended December 31, 2022, 2021 and 2020, we completed multiple sale-leaseback transactions primarily for land and buildings. We received aggregate cash proceeds of $49 million, $96 million and $143 million in 2022, 2021 and 2020, respectively. Gains on sale-leaseback transactions are included in Direct operating expense (exclusive of depreciation and amortization) in our Consolidated Statements of Income.

Supplemental balance sheet information related to leases was as follows:

	December 31,	
(In millions)	2022	2021
Operating leases:		
Operating lease assets	$ 719	$ 697
Short-term operating lease liabilities	$ 107	$ 107
Operating lease liabilities	606	596
Total operating lease liabilities	$ 713	$ 703
Finance leases:		
Property and equipment, gross	$ 414	$ 403
Accumulated depreciation	(185)	(156)
Property and equipment, net	$ 229	$ 247
Short-term borrowings and current maturities of long-term debt	$ 56	$ 57
Long-term debt	158	180
Total finance lease liabilities	$ 214	$ 237
Weighted-average remaining lease term:		
Operating leases	8 years	9 years
Finance leases	6 years	6 years
Weighted-average discount rate:		
Operating leases	5.01 %	4.79 %
Finance leases	2.12 %	1.98 %

Supplemental cash flow information related to leases was as follows:

	Years Ended December 31,		
(In millions)	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 176	$ 156	$ 154
Operating cash flows for finance leases	5	5	5
Financing cash flows for finance leases	60	75	59
Leased assets obtained in exchange for new lease obligations:			
Operating leases	191	203	203
Finance leases	46	71	46

Net operating lease activity, including the reduction of the operating lease asset and the accretion of the operating lease liability, are reflected in Depreciation, amortization and net lease activity on our Consolidated Statements of Cash Flows.

Maturities of lease liabilities as of December 31, 2022 were as follows:

(In millions)	Finance Leases	Operating Leases
2023	$ 59	$ 137
2024	56	134
2025	39	106
2026	31	91
2027	19	78
Thereafter	20	345
Total lease payments	224	891
Less: interest	(10)	(178)
Present value of lease liabilities	$ 214	$ 713

As of December 31, 2022, we had additional operating leases that have not yet commenced with future undiscounted lease payments of $52 million. These operating leases will commence in 2023 with initial lease terms of 9 years to 15 years.

9. Goodwill

(In millions)	North American LTL	European Transportation	Total
Goodwill as of December 31, 2020	$ 726	$ 925	$ 1,651
Impact of foreign exchange translation and other	—	(57)	(57)
Goodwill as of December 31, 2021	726	868	1,594
Goodwill impairment	—	(64)	(64)
Impact of foreign exchange translation and other	—	(58)	(58)
Goodwill as of December 31, 2022	$ 726	$ 746	$ 1,472

As described in Note 2— Basis of Presentation and Significant Accounting Policies, we recorded an aggregate impairment charge of $64 million for the year ended December 31, 2022 related to reporting units within our European Transportation reportable segment. There were no cumulative goodwill impairments as of December 31, 2021.

10. Intangible Assets

(In millions)	December 31, 2022		December 31, 2021	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangibles				
Customer relationships	$ 799	$ 392	$ 817	$ 347

We did not recognize any impairment of our identified intangible assets in 2022, 2021 and 2020.

Estimated future amortization expense for amortizable intangible assets for the next five years is as follows:

(In millions)	2023	2024	2025	2026	2027	Thereafter
Estimated amortization expense	$ 54	$ 54	$ 54	$ 53	$ 53	$ 139

Actual amounts of amortization expense may differ from estimated amounts due to changes in foreign currency exchange rates, additional intangible asset acquisitions, future impairment of intangible assets, accelerated amortization of intangible assets and other events.

Intangible asset amortization expense was $54 million, $56 million and $55 million for the years ended December 31, 2022, 2021 and 2020, respectively.

11. Derivative Instruments

In the normal course of business, we are exposed to risks arising from business operations and economic factors, including fluctuations in interest rates and foreign currencies. We use derivative instruments to manage the volatility related to these exposures. The objective of these derivative instruments is to reduce fluctuations in our earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. These financial instruments are not used for trading or other speculative purposes. Historically, we have not incurred, and do not expect to incur in the future, any losses as a result of counterparty default.

The fair value of our derivative instruments and the related notional amounts were as follows:

	December 31, 2022				
		Derivative Assets		Derivative Liabilities	
(In millions)	Notional Amount	Balance Sheet Caption	Fair Value	Balance Sheet Caption	Fair Value
Derivatives designated as hedges					
Cross-currency swap agreements	$ 332	Other current assets	$ —	Other current liabilities	$ (11)
Cross-currency swap agreements	68	Other long-term assets	3	Other long-term liabilities	—
Interest rate swaps	1,882	Other current assets	—	Other current liabilities	(1)
Total			$ 3		$ (12)

	December 31, 2021				
		Derivative Assets		Derivative Liabilities	
(In millions)	Notional Amount	Balance Sheet Caption	Fair Value	Balance Sheet Caption	Fair Value
Derivatives designated as hedges					
Cross-currency swap agreements	$ 362	Other current assets	$ —	Other current liabilities	$ (4)
Cross-currency swap agreements	110	Other long-term assets	—	Other long-term liabilities	—
Interest rate swaps	2,003	Other current assets	—	Other current liabilities	—
Total			$ —		$ (4)

The derivatives are classified as Level 2 within the fair value hierarchy. The derivatives are valued using inputs other than quoted prices such as foreign exchange rates and yield curves.

The effect of derivative and nonderivative instruments designated as hedges on our Consolidated Statements of Income was as follows:

	Amount of Gain (Loss) Recognized in Other Comprehensive Loss on Derivatives			Amount of Gain (Loss) Reclassified from AOCI into Net Income			Amount of Gain Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing)		
	Years Ended December 31,								
(In millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Derivatives designated as cash flow hedges									
Cross-currency swap agreements	$ —	$ 4	$ (12)	$ —	$ 7	$ (15)	$ —	$ —	$ —
Interest rate swaps	—	—	(5)	—	—	—	—	—	—
Derivatives designated as net investment hedges									
Cross-currency swap agreements	27	84	(81)	—	—	—	7	6	9
Total	$ 27	$ 88	$ (98)	$ —	$ 7	$ (15)	$ 7	$ 6	$ 9

Cross-Currency Swap Agreements

We enter into cross-currency swap agreements to manage the foreign currency exchange risk related to our international operations by effectively converting our fixed-rate USD-denominated debt, including the associated interest payments, to fixed-rate, euro (“EUR”)-denominated debt. The risk management objective of these transactions is to manage foreign currency risk relating to net investments in subsidiaries denominated in foreign currencies and reduce the variability in the functional currency equivalent cash flows of this debt. In 2021, in preparation for the GXO spin-off, we novated (or transferred) cross-currency swaps that were recorded as a liability with a fair value of approximately $28 million to GXO, as well as the associated amounts in AOCI.

During the term of the swap contracts, we will receive interest, either on a quarterly or semi-annual basis, from the counterparties based on USD fixed interest rates, and we will pay interest, also on a quarterly or semi-annual basis, to the counterparties based on EUR fixed interest rates. At maturity, we will repay the original principal amount in EUR and receive the principal amount in USD. These agreements expire at various dates through 2024.

We designated these cross-currency swaps as qualifying hedging instruments and account for them as net investment hedges. We apply the simplified method of assessing the effectiveness of our net investment hedging relationships. Under this method, for each reporting period, the change in the fair value of the cross-currency swaps is initially recognized in AOCI. The change in the fair value due to foreign exchange remains in AOCI and the initial component excluded from effectiveness testing will initially remain in AOCI and then will be reclassified from AOCI to Interest expense each period in a systematic manner. Cash flows related to the periodic exchange of interest payments for these net investment hedges are included in Cash flows from operating activities of continuing operations on our Consolidated Statements of Cash Flows.

During 2022, we received approximately $29 million related to the settlement of certain cross currency swaps that matured during the period. The fair value adjustments related to these swaps remain in AOCI and partially offset foreign currency translation adjustment losses on our net investments in foreign subsidiaries. The proceeds were included in Cash flows from investing activities of continuing operations on our Consolidated Statements of Cash Flows.

In 2021, prior to the spin-off of GXO, we entered into cross-currency swap agreements to manage the related foreign currency exposure from intercompany loans. We designated these cross-currency swaps as qualifying hedging instruments and accounted for them as cash flow hedges. Gains and losses resulting from the change in the fair value of the cross-currency swaps was initially recognized in AOCI and reclassified to Other income on our Consolidated

Statements of Income to offset the foreign exchange impact in earnings created by settling intercompany loans. Cash flows related to these cash flow hedges was included in Cash flows from operating activities of continuing operations on our Consolidated Statements of Cash Flows. These swaps were re-designated as net investment hedges in the third quarter of 2021.

Interest Rate Hedging

We execute short-term interest rate swaps to mitigate variability in forecasted interest payments on our Senior Secured Term Loan Credit Agreement (the "Term Loan Credit Agreement"). The interest rate swaps convert floating-rate interest payments into fixed rate interest payments. We designated the interest rate swaps as qualifying hedging instruments and account for these derivatives as cash flow hedges. The outstanding interest rate swaps mature in 2023.

We record gains and losses resulting from fair value adjustments to the designated portion of interest rate swaps in AOCI and reclassify them to Interest expense on the dates that interest payments accrue. Cash flows related to the interest rate swaps are included in Cash flows from operating activities of continuing operations on our Consolidated Statements of Cash Flows.

12. Debt

	December 31, 2022		December 31, 2021	
(In millions)	Principal Balance	Carrying Value	Principal Balance	Carrying Value
Term loan facilities	$ 2,003	$ 1,981	$ 2,003	$ 1,977
6.25% Senior notes due 2025	112	111	1,150	1,141
6.70% Senior debentures due 2034	300	217	300	214
Finance leases, asset financing and other	223	223	239	239
Total debt	2,638	2,532	3,692	3,571
Short-term borrowings and current maturities of long-term debt	59	59	58	58
Long-term debt	$ 2,579	$ 2,473	$ 3,634	$ 3,513

The fair value of our debt and classification in the fair value hierarchy was as follows:

(In millions)	Fair Value	Level 1	Level 2
December 31, 2022	$ 2,601	$ 392	$ 2,209
December 31, 2021	3,811	1,571	2,240

We valued Level 1 debt using quoted prices in active markets. We valued Level 2 debt using bid evaluation pricing models or quoted prices of securities with similar characteristics. The fair value of the asset financing arrangements approximates carrying value as the debt is primarily issued at a floating rate, the debt may be prepaid at any time at par without penalty, and the remaining life of the debt is short-term in nature.

Our principal payment obligations on debt (excluding finance leases and asset financing) for the next five years and thereafter was as follows:

(In millions)	2023	2024	2025	2026	2027	Thereafter
Principal payments on debt	$ —	$ —	$ 2,116	$ —	$ 1	$ 301

ABL Facility

In 2015, we entered into the ABL Facility that provided commitments of up to $1.0 billion with a maturity date of October 30, 2020. In April 2019, we amended the ABL Facility including: (i) increasing the commitments to $1.1 billion, (ii) extending the maturity date to April 30, 2024, subject to springing maturity if some of our senior notes

reach specified levels set in the credit agreement and (iii) reducing the interest rate margin. In July 2021, we amended the ABL Facility to reduce the commitments from $1.1 billion to $1.0 billion. In connection with the spin-off of RXO, effective November 4, 2022, the commitments under the ABL Facility were reduced from $1.0 billion to $600 million with no further action by any of the parties thereto. There were no other significant changes made to the terms of the facility at that time. We can issue up to $350 million of letters of credit under the ABL Facility.

Our availability under the ABL Facility is equal to the borrowing base less advances and outstanding letters of credit. Our borrowing base includes a fixed percentage of: (i) our eligible U.S. and Canadian accounts receivable; plus (ii) any of our eligible U.S. and Canadian rolling stock and equipment. A maximum of 20% of our borrowing base can be equipment and rolling stock in the aggregate. As of December 31, 2022, our borrowing base under the ABL facility was $472 million and our availability was $470 million after considering outstanding letters of credit of $2 million. As of December 31, 2022, we were in compliance with the ABL Facility's financial covenants.

Our loans under the ABL Facility bear interest at a rate equal to: LIBOR or base rate plus (i) an applicable margin of 1.25% to 1.50% for LIBOR loans or (ii) 0.25% to 0.50%, for base rate loans.

The ABL Facility is secured on a first lien basis by the assets of the credit parties as priority collateral and on a second lien basis by certain other assets. The priority collateral consists primarily of our U.S. and Canadian accounts receivable and any of our U.S. and Canadian rolling stock and equipment included in our borrowing base. The ABL Facility contains representations and warranties, affirmative and negative covenants, and events of default customary for agreements of this nature.

The covenants in the ABL Facility can limit our ability to incur indebtedness; grant liens; engage in certain mergers, consolidations, acquisitions and dispositions; make certain investments and restricted payments; and enter into certain transactions with affiliates. We may also be required to maintain a Fixed Charge Coverage Ratio (as defined in the ABL Facility) of not less than 1.00 if availability under the ABL Facility is below certain thresholds. As of December 31, 2022, we were compliant with this financial covenant.

In February 2023, we amended our existing ABL Facility to, among other things: (i) extend the maturity date to April 30, 2026 (subject, in certain circumstances, to a springing maturity if more than $250 million of our existing term loan debt or certain refinancings thereof remain outstanding 91 days prior to their respective maturity dates); (ii) replace LIBOR-based benchmark rates applicable to loans outstanding with Secured Overnight Financing Rate-based rates; (iii) reduce the sublimit for issuance of letters of credit to $200 million; (iv) reduce the sublimit for borrowings in Canadian Dollars to $50 million; (v) exclude real property from the collateral securing the obligations and (vi) make certain other changes to the covenants and other provisions therein. The aggregate commitment of all lenders under the amended ABL Facility remains equal to $600 million.

Letters of Credit Facility

In 2020, we entered into a $200 million uncommitted secured evergreen letter of credit facility. The letter of credit facility had an initial one-year term, which automatically renewed for an additional year, and may automatically renew with one-year terms until the letter of credit facility terminates. As of December 31, 2022, we have issued $172 million in aggregate face amount of letters of credit under the facility.

Term Loan Facilities

In 2015, we entered into a Term Loan Credit Agreement that provided for a single borrowing of $1.6 billion. We have subsequently amended the Term Loan Credit Agreement to increase the principal balance to $2.0 billion, reduce the interest rates and to extend the maturity date to February 2025. The interest rate spread is 0.75% in the case of base rate loans and 1.75% in the case of LIBOR loans. We recorded a debt extinguishment loss of $3 million in 2021 due to an amendment. The interest rate on our term loan facility was 5.93% as of December 31, 2022.

We must prepay an aggregate principal amount of the term loan facility equal to (a) 50% of any Excess Cash Flow, as defined in the agreement, for the most recent fiscal year ended, minus (b) the sum of (i) all voluntary prepayments of loans during the fiscal year and (ii) all voluntary prepayments of loans under the ABL Facility or any other revolving credit facilities during the fiscal year if accompanied by a corresponding permanent reduction in the

commitments under the credit agreement or any other revolving credit facilities in the case of each of the immediately preceding clauses (i) and (ii), if such prepayments are funded with internally generated cash flow, as defined in the agreement. If our Consolidated Secured Net Leverage Ratio, as defined in the agreement, for the fiscal year was less than or equal to 3.00:1.00 and greater than 2.50:1.00, the Excess Cash Flow percentage will be 25%. If our Consolidated Secured Net Leverage Ratio for the fiscal year was less than or equal to 2.50:1.00, the Excess Cash Flow percentage will be 0%. The remaining principal is due at maturity. As of December 31, 2022, our Consolidated Secured Net Leverage Ratio was less than 2.50:1.00, and no excess cash payment was required.

Senior Notes

In November 2022, we repurchased $408 million of the then $520 million outstanding 6.25% senior notes due 2025 ("Senior Notes due 2025") in a cash tender offer. Holders of the Senior Notes due 2025 received total consideration of $1,022.50 per $1,000.00 principal amount of notes tendered and accepted for purchase, plus accrued and unpaid interest. We paid for the tender using cash received from RXO in connection with its spin-off. We recorded a debt extinguishment loss of $13 million due to this repurchase in the fourth quarter of 2022.

In April 2022, we redeemed $630 million of the then $1.15 billion outstanding principal amount of the Senior Notes due 2025. The redemption price for the notes was 100% of the principal amount plus a premium, as defined in the indenture, of approximately $21 million and accrued and unpaid interest. We paid for the redemption using available liquidity. We recorded a debt extinguishment loss of $26 million due to this redemption in 2022.

In 2021, we redeemed our outstanding 6.125% senior notes due 2023 ("Senior Notes due 2023"), 6.75% senior notes due 2024 ("Senior Notes due 2024") and 6.50% senior notes due 2022 ("Senior Notes due 2022"). The redemption price for the Senior Notes due 2023 and Senior Notes due 2022 was 100.0% of the principal amount, plus accrued and unpaid interest and the redemption price for the Senior Notes due 2024 was 103.375% of the principle amount, plus accrued and unpaid interest. We paid for the redemptions using available cash, net proceeds from a debt issuance and equity offering and cash received from GXO of approximately $794 million. We recorded debt extinguishment losses of $51 million related to these redemptions.

In 2020, we completed private placements of $1.15 billion aggregate principal amount of Senior Notes due 2025. The Senior Notes due 2025 mature on May 1, 2025 and bear interest at a rate of 6.25% per annum. Interest on the notes is paid semi-annually. A total of $850 million of the notes were issued at par, and $300 million of the notes were issued subsequently at 101.75% of face value. Net proceeds from the notes were initially invested in cash and cash equivalents and were subsequently used in 2021 to redeem our outstanding Senior Notes due 2022 as described above.

The senior notes are guaranteed by each of our direct and indirect wholly-owned restricted subsidiaries (other than some excluded subsidiaries) that are obligors under, or guarantee obligations under, our ABL Facility or existing Term Loan facility or guarantee certain of our capital markets indebtedness or any guarantor of the senior notes. The senior notes and its guarantees are unsecured, unsubordinated indebtedness for us and our guarantors. The senior notes contain covenants customary for notes of this nature.

Senior Debentures

In conjunction with an acquisition, we assumed 6.70% Senior Debentures due 2034 (the "Senior Debentures") with an aggregate principal amount of $300 million. The Senior Debentures bear interest payable semiannually, in cash in arrears, and mature on May 1, 2034. Including amortization of the fair value adjustment recorded on the acquisition date, interest expense on the Senior Debentures is recognized at an annual effective interest rate of 10.96%.

13. Employee Benefit Plans

Defined Benefit Pension Plans

We sponsor both funded and unfunded defined benefit pension plans for some employees in the U.S. These pension plans include qualified plans that are eligible for beneficial treatment under the Internal Revenue Code and non-qualified plans that provide additional benefits for employees who are impacted by limitations on compensation eligible for benefits available under the qualified plans. We also maintain defined benefit pension plans for some of our foreign subsidiaries that are excluded from the disclosures below due to their immateriality.

We measure defined benefit pension plan obligations based on the present value of projected future benefit payments for all participants for services rendered to date. The projected benefit obligation is a measure of benefits attributed to service to date, assuming that the plan continues in effect and that estimated future events (including turnover and mortality) occur. We determine the net periodic benefit costs using assumptions regarding the projected benefit obligation and the fair value of plan assets as of the beginning of the year. Net periodic benefit costs are recorded in Other income on our Consolidated Statements of Income. We calculate the funded status of the defined benefit pension plans, which represents the difference between the projected benefit obligation and the fair value of plan assets, on a plan-by-plan basis.

Funded Status of Defined Benefit Pension Plans

The reconciliation of the changes in the plans' projected benefit obligations as of December 31 was as follows:

(In millions)	2022	2021
Projected benefit obligation at beginning of year	$ 1,925	$ 2,052
Interest cost	45	39
Actuarial gain	(453)	(82)
Benefits paid	(93)	(84)
Projected benefit obligation at end of year	$ 1,424	$ 1,925

The actuarial gain in both 2022 and 2021 was a result of assumption changes, including an increase in the discount rate, updated mortality projection scales and other assumptions for plan participants.

The reconciliation of the changes in the fair value of plan assets as of December 31 was as follows:

(In millions)	2022	2021
Fair value of plan assets at beginning of year	$ 2,009	$ 2,062
Actual return on plan assets	(446)	25
Employer contributions to non-qualified plans	5	6
Benefits paid	(93)	(84)
Fair value of plan assets at end of year	$ 1,475	$ 2,009

The funded status of the plans as of December 31 was as follows:

(In millions)	2022	2021
Funded status at end of year	$ 51	$ 84
Amount recognized in balance sheet:		
Long-term assets	$ 106	$ 156
Current liabilities	(5)	(5)
Long-term liabilities	(50)	(67)
Net pension asset recognized	$ 51	$ 84
Plans with projected and accumulated benefit obligation in excess of plan assets:		
Projected and accumulated benefit obligation [(1)]	$ 56	$ 72

(1) Relates to our non-qualified plans which are unfunded.

The funded status of our qualified plans and non-qualified plans was $106 million and $(55) million, respectively, as of December 31, 2022.

The actuarial loss included in AOCI that has not yet been recognized in net periodic benefit expense was $142 million and $43 million, respectively, as of December 31, 2022 and 2021.

The net periodic benefit cost and amounts recognized in Other comprehensive loss for the years ended December 31 was as follows:

(In millions)	2022	2021	2020
Net periodic benefit (income) expense:			
Interest cost	$ 45	$ 39	$ 54
Expected return on plan assets	(106)	(101)	(102)
Amortization of actuarial loss	1	1	—
Net periodic benefit income	$ (60)	$ (61)	$ (48)
Amounts recognized in Other comprehensive loss:			
Actuarial (gain) loss	$ 99	$ (7)	$ 45
Reclassification of recognized AOCI gain due to settlements	—	—	—
(Gain) loss recognized in Other comprehensive loss	$ 99	$ (7)	$ 45

The weighted-average assumptions used to determine the net periodic benefit costs and benefit obligations for the year ended December 31 were as follows:

	Qualified Plans			Non-Qualified Plans		
	2022	2021	2020	2022	2021	2020
Discount rate - net periodic benefit costs	2.43 %	1.96 %	2.96%	1.70% - 2.23%	1.11% - 1.71%	2.40% - 2.78%
Discount rate - benefit obligations	5.42 %	2.84 %	2.48%	5.29% - 5.42%	2.19% - 2.72%	1.62% - 2.30%
Expected long-term rate of return on plan assets	5.40 %	5.00 %	5.60%			

No rate of compensation increase was assumed as the plans are frozen to additional participant benefit accruals.

We use a full yield curve approach to estimate the interest cost component of net periodic benefit cost by applying specific spot rates along the yield curve used to determine the benefit obligation to each of the underlying projected cash flows based on time until payment.

Expected benefit payments for the defined benefit pension plans for the years ended December 31 are summarized below. These estimates are based on assumptions about future events. Actual benefit payments may vary from these estimates.

(In millions)	2023	2024	2025	2026	2027	2028-2031
Expected benefit payments	$ 97	$ 100	$ 102	$ 104	$ 106	$ 532

Plan Assets

We manage the assets in the U.S. plans using a long-term liability-driven investment strategy that seeks to mitigate the funded status volatility by increasing participation in fixed income investments as the plan's funded status increases. We developed this strategy by analyzing a variety of diversified asset-class combinations with the projected liabilities.

Our current investment strategy is to achieve an investment mix of approximately 90% in fixed income securities and 10% of investments in equity securities. The fixed income allocation consists primarily of domestic fixed income securities and targets to hedge approximately 100% of domestic projected liabilities. The target allocations for equity securities includes approximately 50% in U.S. equities and approximately 50% in non-U.S. equities. Investments in equity and fixed income securities consist of individual securities held in managed separate accounts and commingled investment funds. Generally, our investment strategy does not include an allocation to cash and cash equivalents, but a cash allocation may arise periodically in response to timing considerations regarding contributions, investments, and the payment of benefits and eligible plan expenses. We periodically evaluate our defined benefit plans' asset portfolios for significant concentrations of risk. Types of investment concentration risks that are evaluated include concentrations in a single issuer, specific security, asset class, credit rating, duration, industry/sector, currency, foreign country or individual fund manager. As of December 31, 2022, our defined benefit plan assets had no significant concentrations of risk.

Our investment policy does not allow investment managers to use market-timing strategies or financial derivative instruments for speculative purposes but financial derivative instruments are used to manage risk and achieve stated investment objectives for duration, yield curve, credit, foreign exchange and equity exposures. Generally, our investment managers are prohibited from short selling, trading on margin, and trading commodities, warrants or other options, except when acquired as a result of the purchase of another security, or in the case of options, when sold as part of a covered position.

The assumption of 5.40% for the overall expected long-term rate of return on plan assets in 2022 was developed using asset allocation and return expectations. The return expectations are created using long-term historical and expected returns for the various asset classes and current market expectations for inflation, interest rates and economic growth.

The fair values of investments held in the qualified pension plans by major asset category as of December 31, 2022 and 2021, and the percentage that each asset category comprises of total plan assets were as follows:

(Dollars in millions)	Level 1	Level 2	Not Subject to Leveling [1]	Total	Percentage of Plan Assets
December 31, 2022					
Cash and cash equivalents:					
Short-term investment fund	$ —	$ —	$ 33	$ 33	2.2 %
Equity:					
U.S. large companies	—	—	58	58	3.9 %
U.S. small companies	—	—	14	14	0.9 %
International	22	—	46	68	4.6 %
Fixed income securities	296	966	48	1,310	88.9 %
Derivatives	—	(8)	—	(8)	(0.5)%
Total plan assets	$ 318	$ 958	$ 199	$ 1,475	100.0 %
December 31, 2021					
Cash and cash equivalents:					
Short-term investment fund	$ —	$ —	$ 34	$ 34	1.7 %
Equity:					
U.S. large companies	—	—	107	107	5.3 %
U.S. small companies	—	—	17	17	0.8 %
International	47	—	82	129	6.4 %
Fixed income securities	406	1,310	6	1,722	85.8 %
Total plan assets	$ 453	$ 1,310	$ 246	$ 2,009	100.0 %

(1) Investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total defined benefit pension plan assets.

For the periods ended December 31, 2022 and 2021, we had no investments held in the pension plans within Level 3 of the fair value hierarchy. Our common stock was not a plan asset as of December 31, 2022 or 2021. The non-qualified plans are unfunded.

Funding

Our funding practice is to evaluate our tax and cash position, and the funded status of our plans, in determining our planned contributions. We estimate that we will contribute $5 million to our non-qualified plans in 2023 but this could change based on variations in interest rates, asset returns and other factors.

Defined Contribution Retirement Plans

Our costs for defined contribution retirement plans were $52 million, $53 million and $52 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Postretirement Medical Plan

We provide health benefits through a postretirement medical plan for eligible employees hired before 1993 (the "Postretirement Plan").

Funded Status of Postretirement Medical Plan

The reconciliation of the changes in the plan's benefit obligation and the determination of the amounts recognized on our Consolidated Balance Sheets were as follows:

	As of December 31,	
(In millions)	2022	2021
Projected benefit obligation at beginning of year	$ 41	$ 44
Interest cost on projected benefit obligation	1	1
Actuarial gain	(9)	—
Participant contributions	1	1
Benefits paid	(4)	(5)
Projected and accumulated benefit obligation at end of year	$ 30	$ 41
Funded status of the plan	$ (30)	$ (41)
Amounts recognized in the balance sheet consist of:		
Current liabilities	$ (3)	$ (3)
Long-term liabilities	(27)	(38)
Net amount recognized	$ (30)	$ (41)
Discount rate assumption as of December 31	5.40 %	2.67 %

The amount included in AOCI that has not yet been recognized in net periodic benefit income (expense) was $9 million and the net periodic benefit expense was less than $1 million for the Postretirement Plan for the year ended December 31, 2022. The amount included in AOCI that have not yet been recognized in net periodic benefit income (expense) and the net periodic benefit income (expense) for the Postretirement Plan were not material for the year ended December 31, 2021. The discount rates assumptions used to calculate the interest cost were 2.14% - 2.79%, 1.56% - 2.34% and 2.66% - 3.22% for the years ended December 31, 2022, 2021 and 2020, respectively.

Expected benefit payments, which reflect expected future service, as appropriate, for the years ended December 31 are summarized below. These estimates are based on assumptions about future events. Actual benefit payments may vary from these estimates.

(In millions)	2023	2024	2025	2026	2027	2028-2031
Expected benefit payments	$ 3	$ 3	$ 3	$ 3	$ 3	$ 13

14. Stockholders' Equity

Share Issuance

In 2021, we completed a registered underwritten offering of 5.0 million shares of our common stock at a public offering price of $138.00 per share, plus an additional 750,000 shares of our common stock through an option granted to underwriters. Of the 5.0 million shares, we offered 2.5 million shares directly and 2.5 million shares were offered by Jacobs Private Equity, LLC ("JPE"), an entity controlled by the Company's executive chairman. The additional 750,000 purchased shares were also split equally between us and JPE. We received approximately $384 million of proceeds, net of fees and expenses, from the sale of the shares and used them to repay a portion of our outstanding borrowings and for general corporate purposes. XPO did not receive any proceeds from the sale of shares by JPE.

Series A Convertible Perpetual Preferred Stock ("Preferred Stock") and Warrants

Commencing the fourth quarter of 2020, holders of our Preferred Stock and warrants exchanged their holdings for our common stock or a combination of our common stock and cash. These exchanges were intended to simplify our equity capital structure, including in contemplation of the GXO spin-off. With respect to the Preferred Stock, through December 31, 2020, 69,445 shares were exchanged, and we issued 9.9 million shares of common stock and paid $22 million of cash. The $22 million was reflected as a Preferred Stock conversion charge in 2020 in the accompanying consolidated financial statements. With respect to the warrants, through December 31, 2020, 0.3 million warrants were exchanged, and we issued 0.3 million shares of common stock. In 2021, the remaining 1,015 preferred shares were exchanged, and we issued 0.1 million shares of common stock. With respect to the warrants, in 2021, 9.8 million warrants were exchanged, and we issued 9.2 million shares of common stock. The warrants exchanged included holdings of JPE. Subsequent to the exchange in 2021, there are no shares of Preferred Stock or warrants outstanding.

Share Repurchases

In February 2019, our Board of Directors authorized repurchases of up to $1.5 billion of our common stock. Our share repurchase authorization permits us to purchase shares in both the open market and in private transactions, with the timing and number of shares dependent on a variety of factors, including price, general business conditions, market conditions, alternative investment opportunities and funding considerations. We are not obligated to repurchase any specific number of shares and may suspend or discontinue the program at any time.

There were no share repurchases in 2022 or 2021. Our remaining share repurchase authorization as of December 31, 2022 is $503 million. In 2020, two million shares were repurchased and retired at an aggregate value of $114 million, or $66.58 average per share. The share purchases in 2020 were funded by our available cash and proceeds from our 2019 debt offerings.

15. Stock-Based Compensation

We grant various types of stock-based compensation awards to directors, officers and key employees under our 2016 incentive plan. These awards include stock options, restricted stock, restricted stock units, performance-based units, cash incentive awards and other equity-related awards (collectively, “Awards”).

As a result of the RXO spin-off and in accordance with plan rules, the shares remaining for future issuance under the 2016 incentive plan were equitably adjusted. With this adjustment, and an amendment to the 2016 incentive plan approved by stockholders in May 2022 which increased the 2016 incentive plan’s number of authorized shares by 2.3 million shares, up to 11.4 million shares of our common stock have been authorized for issuance as Awards. Shares awarded may consist of authorized and unissued shares or treasury shares. In May 2022, the stockholders also approved an amendment to the 2016 incentive plan to extend its term by three years so the 2016 incentive plan will terminate on May 18, 2032, unless terminated earlier by our Board of Directors. As of December 31, 2022, 5.0 million shares of our common stock were available for the grant of Awards under the 2016 incentive plan.

In connection with the RXO spin-off, outstanding stock-based compensation awards that were previously granted under XPO’s incentive plan were adjusted with the intention of preserving the intrinsic value of the awards immediately before the spin-off. XPO employees and directors holding awards in XPO stock received a number of similar awards either in XPO stock or a combination of XPO and RXO stock based on conversion ratios outlined in the EMA. Generally, awards that were previously granted to RXO’s employees and directors under XPO’s incentive plan were converted to awards issued under RXO’s incentive plan. For employees remaining with XPO whose awards will settle in only XPO stock, the conversion ratio was based on the closing price per share of XPO common stock on October 31, 2022 compared to the closing price per share of XPO common stock on November 1, 2022. For employees remaining with XPO receiving a combination of XPO and RXO stock, the conversion ratio reflected a distribution ratio of one share of RXO common stock for every share of XPO common stock. The modification of these awards in connection with the spin-off did not result in incremental compensation cost. The impact of these adjustments on the number of XPO awards outstanding is included in the effect of spin-off activity in the tables below. Additionally, we will not incur any future compensation cost related to equity awards held by RXO employees and directors, but we will incur future compensation cost related to RXO equity awards held by XPO employees.

Our employee stock purchase plan offers eligible employees, excluding our executive officers and directors, the right to purchase our common stock using up to 10% of each employee’s compensation. Shares are purchased at 5% below fair market value on the last trading day of each six-month offering period. The plan authorizes the purchase of up to two million shares of our common stock. The plan will terminate in October 2027, unless terminated earlier by our Board of Directors. We do not recognize stock-based compensation expense as the plan is non-compensatory. At December 31, 2022, two million shares of our common stock were available for purchase under the plan. During the first quarter of 2023, the Compensation Committee of the Board of Directors approved the suspension of our employee stock purchase plan, effective after the March 2023 offering period is completed.

Our stock-based compensation expense is recorded in SG&A on our Consolidated Statements of Income:

	Years ended December 31,		
(In millions)	**2022**	**2021**	**2020**
Restricted stock and restricted stock units	$ 42	$ 23	$ 28
Performance-based restricted stock units	35	8	2
Cash-settled performance-based restricted stock units	—	—	7
Total stock-based compensation expense	$ 77	$ 31	$ 37
Tax benefit on stock-based compensation	$ (1)	$ (4)	$ (14)

Stock Options

Our stock options typically vested over three to five years after the grant date for our employees and officers and one year after the grant date for our Board of Directors. The stock options had a 10-year contractual term and the exercise price equaled our stock price on the grant date.

A summary of stock option award activity for the year ended December 31, 2022 is presented below:

	Stock Options			
	Number of Stock Options	Weighted-Average Exercise Price		Weighted-Average Remaining Term
Outstanding as of December 31, 2021	6,608	$	9.80	0.93
Exercised	(10,519)		6.16	
Effect of spin-off (1)	3,911		NM	
Outstanding as of December 31, 2022	—	$	—	0.00
Options exercisable as of December 31, 2022	—	$	—	0.00

NM - Not meaningful

(1) Represents the net impact of adjustments made to preserve the value of awards immediately before and after the spin-off.

The total intrinsic value of options exercised during 2022, 2021 and 2020 was less than $1 million, $4 million and $56 million, respectively. The total cash received from options exercised during 2022, 2021 and 2020 was less than $1 million, $2 million and less than $1 million, respectively.

Restricted Stock Units and Performance-Based Restricted Stock Units

We grant RSUs and PRSUs to our key employees, officers and directors with various vesting requirements. RSUs generally vest based on the passage of time (service conditions) and PRSUs generally vest based on the achievement of our financial targets (performance conditions). PRSUs may also be subject to stock price (market conditions), employment conditions and other non-financial conditions. The holders of the RSUs and PRSUs do not have the rights of a stockholder and do not have voting rights until the shares are issued and delivered in settlement of the awards.

The number of RSUs and PRSUs vested includes shares of our common stock that we withheld on behalf of our employees to satisfy the minimum tax withholdings. We estimate the fair value of PRSUs subject to market-based vesting conditions using a Monte Carlo simulation lattice model.

A summary of RSU and PRSU award activity for the year ended December 31, 2022 is presented below:

	RSUs			PRSUs		
	Number of RSUs	Weighted-Average Grant Date Fair Value		Number of PRSUs	Weighted-Average Grant Date Fair Value	
Outstanding as of December 31, 2021 (1)	1,461,610	$	54.81	2,006,235	$	46.19
Granted	2,237,776		39.07	1,545,948		57.67
Vested	(856,245)		40.23	(209,463)		43.36
Forfeited and canceled	(154,904)		47.59	(1,725,372)		17.73
Effect of spin-off (2)	(280,652)		NM	(578,225)		NM
Outstanding as of December 31, 2022	2,407,585	$	35.15	1,039,123	$	39.89

NM - Not meaningful

(1) Outstanding awards at December 31, 2021 includes awards that were subsequently converted to awards issued under RXO’s incentive plan.

(2) Represents the net impact of (i) adjustments made to preserve the value of awards immediately before and after the spin-off, and (ii) the conversion of certain awards to awards issued under RXO’s incentive plan.

The total fair value of RSUs that vested during 2022, 2021 and 2020 was $46 million, $69 million and $64 million, respectively. All of the outstanding RSUs as of December 31, 2022 vest subject to service conditions.

The total fair value of PRSUs that vested during 2022, 2021 and 2020 was $8 million, $2 million and $8 million, respectively. Of the outstanding PRSUs as of December 31, 2022, 846,546 vest subject to service and performance conditions, 178,465 vest subject to service and a combination of market and performance conditions and 14,112 vest subject to service and market conditions.

As of December 31, 2022, unrecognized compensation cost related to non-vested RSUs and PRSUs of $101 million is anticipated to be recognized over a weighted-average period of approximately 2.16 years.

16. Income Taxes

Income (loss) from continuing operations before taxes related to our U.S. and foreign operations was as follows:

	Years Ended December 31,		
(In millions)	2022	2021	2020
U.S.	$ 303	$ 108	$ (128)
Foreign	(45)	(1)	(36)
Income (loss) from continuing operations before income tax provision (benefit)	$ 258	$ 107	$ (164)

The income tax provision (benefit) is comprised of the following:

	Years Ended December 31,		
(In millions)	2022	2021	2020
Current:			
U.S. Federal	$ (17)	$ —	$ 1
State	2	(1)	(4)
Foreign	9	5	12
Total current income tax provision (benefit)	$ (6)	$ 4	$ 9
Deferred:			
U.S. Federal	$ 80	$ (10)	$ (38)
State	5	(7)	(2)
Foreign	(5)	24	(23)
Total deferred income tax provision (benefit)	80	7	(63)
Total income tax provision (benefit)	$ 74	$ 11	$ (54)

The effective tax rate reconciliations were as follows:

	Years Ended December 31,		
	2022	2021	2020
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of U.S. federal benefit	1.8	(4.4)	1.8
Foreign operations [(1)]	(2.8)	27.1	2.4
Contribution- and margin-based taxes	1.6	4.4	(4.8)
Changes in uncertain tax positions	(0.1)	0.5	(0.6)
Non-deductible compensation	3.8	10.9	(0.1)
Provision to return adjustments	(2.0)	8.0	2.4
Effect of law changes	0.1	(5.4)	(0.4)
Stock-based compensation	(0.3)	(4.3)	8.9
Long-term capital loss	—	(42.4)	—
Non-deductible goodwill impairment charge	5.2	—	—
Other [(2)]	0.3	(5.0)	2.5
Effective tax rate	28.6 %	10.4 %	33.1 %

(1) Foreign operations include the net impact of changes to valuation allowances, the cost of inclusion of foreign income in the U.S. net of foreign taxes, the impact of foreign tax rate differences from the U.S. Federal rate and permanent items related to foreign operations.

(2) In the year ended December 31, 2021, the impact of "Other" on the effective tax rate was disproportionately high compared to 2020 and 2022 due to the low income (loss) from continuing operations before income tax provision (benefit) in 2021. For 2021, "Other" is primarily composed of (3.6)% of U.S. Federal tax credits and (1.8)% of U.S. Federal tax permanent adjustments.

Components of the Net Deferred Tax Asset or Liability

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability were as follows:

	Years Ended December 31,	
(In millions)	2022	2021
Deferred tax asset		
Net operating loss and other tax attribute carryforwards	$ 40	$ 69
Accrued expenses	55	63
Pension and other retirement obligations	6	(6)
Other	16	41
Total deferred tax asset	117	167
Valuation allowance	(35)	(35)
Total deferred tax asset, net	82	132
Deferred tax liability		
Intangible assets	(112)	(129)
Property and equipment	(261)	(223)
Other	(24)	(27)
Total deferred tax liability	(397)	(379)
Net deferred tax liability	$ (315)	$ (247)

The deferred tax asset and deferred tax liability above are reflected on our Consolidated Balance Sheets as follows:

	December 31,	
(In millions)	**2022**	**2021**
Other long-term assets	$ 4	$ —
Deferred tax liability	(319)	(247)
Net deferred tax liability	$ (315)	$ (247)

Operating Loss and Tax Credit Carryforwards

Our operating loss and tax credit carryforwards were as follows:

		December 31,	
(In millions)	**Expiration Date**	**2022**	**2021**
Federal long-term capital loss carryforwards		—	126
Tax effect (before federal benefit) of state net operating losses	Various times starting in 2023 [(1)]	26	20
Federal tax credit carryforwards	Various times starting in 2032	1	1
State tax credit carryforward	Various times starting in 2023 [(1)]	2	2
Foreign net operating losses available to offset future taxable income	Various times starting in 2023 [(1)]	69	89

(1) Some credits and losses have unlimited carryforward periods.

Valuation Allowance

We established a valuation allowance for some of our deferred tax assets, as it is more likely than not that these assets will not be realized in the foreseeable future. We concluded that the remaining deferred tax assets will more likely than not be realized, though this is not assured, and as such no valuation allowance has been provided on these assets.

The balances and activity related to our valuation allowance were as follows:

(In millions)	**Beginning Balance**	**Additions**	**Reductions**	**Ending Balance**
Year Ended December 31, 2022	$ 35	$ 1	$ (1)	$ 35
Year Ended December 31, 2021	36	43	(44)	35
Year Ended December 31, 2020	28	9	(1)	36

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended December 31,		
(In millions)	2022	2021	2020
Beginning balance	$ 7	$ 9	$ 5
Additions for tax positions of prior years	1	—	5
Reductions for tax positions of prior years	(1)	(1)	(1)
Settlements with tax authorities	—	(1)	—
Reductions due to the statute of limitations	(1)	—	—
Ending balance	$ 6	$ 7	$ 9
Interest and penalties	3	2	1
Gross unrecognized tax benefits	$ 9	$ 9	$ 10
Total unrecognized tax benefits that, if recognized, would impact the effective income tax rate as of the end of the year	$ 6	$ 7	$ 9

We could reflect a reduction to unrecognized tax benefits of up to $4 million over the next 12 months due to the statute of limitations lapsing on positions or because tax positions are sustained on audit.

We are subject to taxation in the United States and various states and foreign jurisdictions. As of December 31, 2022, we have no tax years under examination by the IRS. We have various U.S. state and local examinations and non-U.S. examinations in process. The U.S. federal tax returns after 2008, state and local returns after 2016, and non-U.S. returns after 2011 are open under relevant statutes of limitations and are subject to audit.

17. Earnings (Loss) Per Share

We compute basic and diluted earnings per share using the two-class method, which allocates earnings to participating securities. The participating securities in 2020 consisted of our Preferred Stock. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. Losses are not allocated to the preferred shares. As discussed in Note 14—Stockholders' Equity, we recorded a Preferred Stock conversion charge in December 2020 in connection with the conversion of our Preferred Stock.

The computations of basic and diluted earnings per share were as follows:

	Years Ended December 31,		
(In millions, except per share data)	2022	2021	2020
Basic earnings (loss) per common share			
Income (loss) from continuing operations	$ 184	$ 96	$ (110)
Net loss from continuing operations attributable to noncontrolling interests	—	—	3
Net income (loss) from continuing operations attributable to XPO	184	96	(107)
Preferred Stock conversion charge	—	—	(22)
Preferred Stock dividends	—	—	(3)
Non-cash allocation of undistributed earnings	—	—	(6)
Net income (loss) from continuing operations attributable to common shares	$ 184	$ 96	$ (138)
Income from discontinued operations, net of taxes	$ 482	$ 245	$ 227
Net income from discontinued operations attributable to noncontrolling interests	—	(5)	(10)
Net income from discontinued operations attributable to common shares	$ 482	$ 240	$ 217
Net income (loss) from continuing operations attributable to common shares, basic	$ 184	$ 96	$ (138)
Net income from discontinued operations attributable to common shares, basic	482	240	217
Net income attributable to common shares, basic	$ 666	$ 336	$ 79
Basic weighted-average common shares	115	112	92
Basic earnings (loss) from continuing operations per share	$ 1.60	$ 0.85	$ (1.50)
Basic earnings from discontinued operations per share	4.19	2.14	2.37
Basic earnings per share	$ 5.79	$ 2.99	$ 0.87
Diluted earnings (loss) per common share			
Net income (loss) from continuing operations attributable to common shares, diluted	$ 184	$ 96	$ (138)
Net income from discontinued operations attributable to common shares, diluted	482	240	217
Net income attributable to common shares, diluted	$ 666	$ 336	$ 79
Basic weighted-average common shares	115	112	92
Dilutive effect of stock-based awards and warrants	1	2	—
Diluted weighted-average common shares	116	114	92
Diluted earnings (loss) from continuing operations per share	$ 1.59	$ 0.83	$ (1.50)
Diluted earnings from discontinued operations per share	4.17	2.10	2.37
Diluted earnings per share	$ 5.76	$ 2.93	$ 0.87
Potential common shares excluded	—	—	20

Certain shares were not included in the computation of diluted earnings (loss) per share because the effect was anti-dilutive.

18. Commitments and Contingencies

We are involved, and expect to continue to be involved, in numerous proceedings arising out of the conduct of our business. These proceedings may include claims for property damage or personal injury incurred in connection with the transportation of freight, environmental liability, commercial disputes, insurance coverage disputes and employment-related claims, including claims involving asserted breaches of employee restrictive covenants.

We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We review and adjust accruals for loss contingencies quarterly and as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, we assess whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, we disclose the estimate of the possible loss or range of loss if it is material and an estimate can be made, or disclose that such an estimate cannot be made. The determination as to whether a loss can reasonably be considered to be possible or probable is based on our assessment, together with legal counsel, regarding the ultimate outcome of the matter.

We believe that we have adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. We do not believe that the ultimate resolution of any matters to which we are presently a party will have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows. Legal costs incurred related to these matters are expensed as incurred.

We carry liability and excess umbrella insurance policies that we deem sufficient to cover potential legal claims arising in the normal course of conducting our operations as a transportation company. In the event we are required to satisfy a legal claim outside the scope of the coverage provided by insurance, our financial condition, results of operations or cash flows could be negatively impacted.

Shareholder Litigation

On December 14, 2018, a putative class action captioned *Labul v. XPO Logistics, Inc. et al.* was filed in the U.S. District Court for the District of Connecticut against us and some of our current and former executives, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, and Section 20(a) of the Exchange Act. On March 19, 2021, the Court dismissed the complaint with prejudice, and on June 30, 2022, the U.S. Court of Appeals for the Second Circuit affirmed the dismissal. The case is now concluded.

Also, on May 13, 2019, Adriana Jez filed a purported shareholder derivative action captioned *Jez v. Jacobs, et al.*, (the "Jez complaint") in the U.S. District Court for the District of Delaware, alleging breaches of fiduciary duty, unjust enrichment, waste of corporate assets, and violations of the Exchange Act against some of our current and former directors and officers, with the Company as a nominal defendant. The Jez complaint was later consolidated with similar derivative complaints. On July 26, 2022, the Court issued an order dismissing the consolidated derivative complaints with prejudice. The case is now concluded.

Insurance Contribution Litigation

In April 2012, Allianz Global Risks US Insurance Company sued eighteen insurance companies in a case captioned Allianz Global Risks US Ins. Co. v. ACE Property & Casualty Ins. Co., et al., Multnomah County Circuit Court (Case No. 1204-04552). Allianz sought contribution on environmental and product liability claims that Allianz agreed to defend and indemnify on behalf of its insured, Daimler Trucks North America ("DTNA"). Defendants had insured Freightliner's assets, which DTNA acquired in 1981. Con-way, Freightliner's former parent company, intervened. We acquired Con-way in 2015. Con-way and Freightliner had self-insured under fronting agreements with defendant insurers ACE, Westport, and General. Under those agreements, Con-way agreed to indemnify the fronting carriers for damages assessed under the fronting policies. Con-way's captive insurer, Centron, was also a named defendant. After a seven-week jury trial in 2014, the jury found that Con-way and the fronting insurers never

intended that the insurers defend or indemnify any claims against Freightliner. In June 2015, Allianz appealed to the Oregon Court of Appeals. In May 2019, the Oregon Court of Appeals upheld the jury verdict. In September 2019, Allianz appealed to the Oregon Supreme Court. In March 2021, the Oregon Supreme Court reversed the jury verdict, holding that it was an error to allow the jury to decide how the parties intended the fronting policies to operate, and also holding that the trial court improperly instructed the jury concerning one of the pollution exclusions at issue. In July of 2021, the matter was remanded to the trial court for further proceedings consistent with the Oregon Supreme Court's decision. There is no date yet set for the next stages of the proceeding. The parties have filed cross-motions for summary judgment concerning the interpretation of certain of the fronting policies, which are yet to be decided. Following summary judgment, we anticipate a jury trial on the pollution exclusion, then a bench trial on allocation of defense costs among the subject insurance policies. We have accrued an immaterial amount for the potential exposure associated with Centron in the bench trial regarding allocation. As any losses that may arise in connection with the fronting policies issued by defendant insurers ACE, Westport, and General are not reasonably estimable at this time, no liability has been accrued in the accompanying consolidated financial statements for those potential exposures.

California Environmental Matters

In August 2022, the Company received a letter from the San Bernardino County District Attorney's Office, written in cooperation with certain other California District Attorneys and the Los Angeles City Attorney, notifying the Company of an investigation into alleged violations with respect to underground storage tanks, hazardous materials, and hazardous waste in California, and offering a meeting. On October 20, 2022, the Company met with the County Attorneys and the Los Angeles City Attorney. We are assessing the allegations and the underlying facts. No discussion of potential monetary sanctions or settlement amount has occurred to date, nor can we reasonably estimate potential costs at this time.

19. Quarterly Financial Data (Unaudited)

Our unaudited results of operations for each of the quarters in the years ended December 31, 2022 and 2021 are summarized below:

(In millions, except per share data)	First Quarter [(2)]	Second Quarter	Third Quarter	Fourth Quarter [(3)]
2022				
Revenue	$ 1,894	$ 2,047	$ 1,946	$ 1,831
Operating income	63	171	139	4
Income (loss) from continuing operations	32	96	92	(36)
Income (loss) from discontinued operations, net of taxes	456	45	39	(58)
Net income (loss)	488	141	131	(94)
Net income (loss) attributable to common shareholders:				
Continuing operations	32	96	92	(36)
Discontinued operations	456	45	39	(58)
Net income attributable to common shareholders	488	141	131	(94)
Basic earnings (loss) per share: [(1)]				
Continuing operations	0.28	0.83	0.80	(0.31)
Discontinued operations	3.97	0.40	0.34	(0.50)
Basic earnings per share attributable to common shareholders	4.25	1.23	1.14	(0.81)
Diluted earnings (loss) per share: [(1)]				
Continuing operations	0.28	0.83	0.79	(0.31)
Discontinued operations	3.94	0.39	0.34	(0.50)
Diluted earnings per share attributable to common shareholders	4.22	1.22	1.13	(0.81)

(1) The sum of the quarterly earnings (loss) per share may not equal year-to-date amounts due to differences in the weighted-average number of shares outstanding during the respective periods.

(2) Income from discontinued operations, net of tax during the first quarter of 2022 included the gain on the sale of our intermodal business of approximately $372 million.

(3) The fourth quarter of 2022 included a goodwill impairment charge of $64 million, transaction and integration costs of $42 million and restructuring costs of $35 million.

(In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2021				
Revenue	$ 1,727	$ 1,873	$ 1,830	$ 1,772
Operating income	61	120	65	66
Income (loss) from continuing operations	5	57	(13)	47
Income (loss) from discontinued operations, net of taxes	113	101	(44)	75
Net income (loss)	118	158	(57)	122
Net income (loss) attributable to common shareholders:				
Continuing operations	5	57	(13)	47
Discontinued operations	110	99	(44)	75
Net income (loss) attributable to common shareholders	115	156	(57)	122
Basic earnings (loss) per share: (1)				
Continuing operations	0.04	0.51	(0.11)	0.40
Discontinued operations	1.04	0.88	(0.39)	0.66
Basic earnings (loss) per share attributable to common shareholders	1.08	1.39	(0.50)	1.06
Diluted earnings (loss) per share: (1)				
Continuing operations	0.04	0.51	(0.11)	0.40
Discontinued operations	0.98	0.87	(0.39)	0.65
Diluted earnings (loss) per share attributable to common shareholders	1.02	1.38	(0.50)	1.05

(1) The sum of the quarterly earnings (loss) per share may not equal year-to-date amounts due to differences in the weighted-average number of shares outstanding during the respective periods.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer ("CEO") and chief financial officer ("CFO"), we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2022. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2022, such that the information required to be included in our SEC reports is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to XPO, including our consolidated subsidiaries; and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2022.

KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an audit report, which is included elsewhere within this Annual Report, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

On February 9, 2023, the Compensation Committee of the Board of Directors approved the cancellation and replacement of outstanding amounts of the cash long-term incentive award granted in July 2020 to each of Brad Jacobs and Mario Harik (the "Cash LTI Awards") with performance-based restricted stock unit awards (the "PSU Replacement Awards"). The PSU Replacement Awards were approved in response to stockholder feedback expressing a preference for equity-based incentives.

Each PSU Replacement Award has a target grant date value equal to the canceled portion of Messrs. Jacobs' and Harik's Cash LTI Award and is pursuant to the Company's Omnibus Incentive Compensation Plan. The PSU Replacement Awards are subject to a replacement of the absolute adjusted cash flow per share and relative growth in adjusted cash flow per share performance goals from the Cash LTI Awards final tranche with a relative total shareholder return performance goal, weighted at 75%, and a continuation of the ESG scorecard goal, weighted at 25% and adjusted in connection with the RXO Spin-off. The number of performance-based restricted stock units granted pursuant to the PSU Replacement Award for each of Messrs. Jacobs and Harik was determined based on the grant value of the Cash LTI Awards final tranche for each of Messrs. Jacobs and Harik and the closing price of a share of the Company's common stock on February 9, 2023.

The PSU Replacement Awards have an additional time-based vesting condition that generally requires continued service through February 9, 2025, or an earlier qualifying termination of service, and are subject to a restriction on the sale or transfer of shares until January 15, 2026 (which generally aligns with the vesting period for the corresponding canceled portion of the Cash LTI Awards).

The foregoing summary of the PSU Replacement Awards does not purport to be complete and is qualified in its entirety by reference to the full text of the PSU Replacement Award Agreements filed with this Annual Report as Exhibit 10.18 and Exhibit 10.19 and incorporated herein by reference.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by Item 10 of Part III of Form 10-K (other than certain information required by Item 401 of Regulation S-K with respect to our executive officers, which is provided under Item 1, "Business" of Part I of this Annual Report) will be set forth in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

We have adopted a Code of Business Ethics (the "Code"), which is applicable to our principal executive officer, principal financial officer, principal accounting officer and other senior officers. The Code is available on our website at www.xpo.com, under the heading "Corporate Governance" within the "Investors" tab. In the event that we amend or waive any of the provisions of the Code that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our website at the web address specified above.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 11 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 12 of Part III of Form 10-K, including information regarding security ownership of certain beneficial owners and management and information regarding securities authorized for issuance under equity compensation plans, will be set forth in our Proxy Statement for the 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The information required by Item 13 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Our independent registered public accounting firm is KPMG LLP, Dallas, TX, Auditor ID: 185.

The information required by Item 14 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. ***EXHIBIT AND FINANCIAL STATEMENT SCHEDULES***

Financial Statements and Financial Statement Schedules

The list of Consolidated Financial Statements provided in the Index to Consolidated Financial Statements is incorporated herein by reference. Such Consolidated Financial Statements are filed as part of this Annual Report. All financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the Consolidated Financial Statements and notes thereto.

Exhibits

Exhibit Number	Description
2.1	Investment Agreement, dated June 13, 2011, by and among Jacobs Private Equity, LLC ("JPE"), each of the other investors party thereto and the registrant (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 14, 2011).
2.2	Separation and Distribution Agreement, dated August 1, 2021, by and between the registrant and GXO Logistics, Inc. (incorporated by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).
2.3	Separation and Distribution Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
3.1	Amended and Restated Certificate of Incorporation of the registrant, dated May 17, 2005 (incorporated herein by reference to Exhibit 3.1 to the registrant's Annual Report on Form 10-K filed with the SEC on March 27, 2008).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated May 31, 2006 (incorporated herein by reference to Exhibit 3 to the registrant's Current Report on Form 8-K filed with the SEC on June 7, 2006).
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated June 20, 2007 (incorporated herein by reference to Exhibit 3(i) to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2007).
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated September 1, 2011 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 6, 2011 (the "September 2011 Form 8-K")).
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated May 20, 2015 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on May 21, 2015).
3.6	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated September 8, 2015 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 8, 2015).
3.7	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated December 15, 2022 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on December 19, 2022).
3.8	3rd Amended and Restated Bylaws of the registrant, dated December 19, 2022 (incorporated herein by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K filed with the SEC on December 19, 2022).
4.1	Certificate of Designation of Series A Convertible Perpetual Preferred Stock of the registrant, dated September 2, 2011 (incorporated herein by reference to Exhibit 4.1 to the September 2011 Form 8-K).

Exhibit Number	Description
4.2	Registration Rights Agreement, dated September 2, 2011, by and among JPE, each of the other holders and designated secured lenders party thereto and the registrant (incorporated herein by reference to Exhibit 4.3 to the September 2011 Form 8-K).
4.3	Certificate of Designation of Series B Convertible Perpetual Preferred Stock of the registrant, dated September 16, 2014 (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 18, 2014).
4.4	Certificate of Designation of Series C Convertible Perpetual Preferred Stock of the registrant, dated June 3, 2015 (incorporated herein by reference to Exhibit 4.2 to the registrant's Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on June 26, 2015).
4.5	Description of Common Stock (incorporated herein by reference to Exhibit 4.9 to the registrant's Annual Report on Form 10-K filed with the SEC on February 10, 2020).
4.6	Indenture, dated April 28, 2020, between the registrant, the guarantors party thereto and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the registrant's current report on Form 8-K filed with the SEC on April 28, 2020).
10.1 +	2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex A to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on November 21, 2016).
10.2 +	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.17 to registrant's Annual Report on Form 10-K filed with the SEC on February 28, 2017).
10.3 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2018).
10.4 +	Amendment No. 1 to the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex B to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on April 22, 2019).
10.5 +	Form of Performance-Based Restricted Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 1, 2019).
10.6 +	Amendment No. 2 to the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Annex B to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on April 21, 2020).
10.7 +	Form of Cash Long-Term Incentive Award Agreement (incorporated herein by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2020).
10.8 +	Form of Letter Agreement with Certain Executive Officers (incorporated hereby by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021).
10.9 +	Performance-Based Restricted Stock Unit Award Agreement, dated September 8, 2021, between the registrant and Ravi Tulsyan (incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021).
10.10 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated hereby by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2022).
10.11 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated hereby by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2022).

Exhibit Number	Description
10.12 +	Amendment No. 3 to the XPO Logistics, Inc. 2016 Omnibus Incentive Compensation (incorporated herein by reference to Annex B to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on April 18, 2022).
10.13 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated hereby by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.14 +	Form of Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated hereby by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.15 +	Form of Performance-Based Restricted Stock Unit Award Agreement (2016 Omnibus Incentive Compensation Plan) (incorporated hereby by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.16 +*	Restricted Stock Unit Award Agreement, dated November 1, 2022, between the registrant and Brad Jacobs.
10.17 +*	Restricted Stock Unit Award Agreement, dated November 1, 2022, between the registrant and Mario Harik.
10.18 +*	Performance-Based Restricted Stock Unit Award Agreement, dated February 9, 2023, between the registrant and Brad Jacobs.
10.19 +*	Performance-Based Restricted Stock Unit Award Agreement, dated February 9, 2023, between the registrant and Mario Harik.
10.20 +	Employment Agreement, dated June 5, 2019, between the registrant and Sarah J.S. Glickman (incorporated herein by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 1, 2019).
10.21 +	Employment Agreement, effective as of February 3, 2020, and Amendment to Employment Agreement, dated April 7, 2020, between the registrant and Kurt M. Rogers (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 5, 2020).
10.22 +	Employment Agreement, effective as of March 2, 2020, between the registrant and David B. Wyshner (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 5, 2020).
10.23 +	Separation Agreement, dated May 4, 2020, between the registrant and Sarah J.S. Glickman (incorporated herein by reference to Exhibit 99.1 to the registrant's current report on Form 8-K filed with the SEC on May 8, 2020).
10.24 +	Employment Agreement, effective as of July 31, 2020, between the registrant and Troy A. Cooper. (incorporated herein by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2020).
10.25 +	Offer Letter, dated September 14, 2021, between the registrant and Ravi Tulsyan (incorporated by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021).
10.26 +	Change in Control and Severance Agreement, dated September 14, 2021, between the registrant and Ravi Tulsyan (incorporated by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021).
10.27 +	Separation Agreement, dated December 27, 2021, between the registrant and Troy A. Cooper (incorporated herein by reference to Exhibit 10.27 to registrant's Annual Report on Form 10-K filed with the SEC on February 16, 2022).

Exhibit Number	Description
10.28 +	Employment Agreement, dated August 5, 2022, between the registrant and Mario A. Harik (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.29 +	Letter of Amendment to Separation Agreement, dated September 1, 2022, between the registrant and Troy A. Cooper (incorporated by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.30 +	Employment Agreement, dated September 13, 2022, between the registrant and Bradley S. Jacobs (incorporated by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.31 +	Offer Letter, dated October 6, 2022, between the registrant and Carl Anderson (incorporated by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.32 +	Change in Control and Severance Agreement, dated October 9, 2022, between the registrant and Carl Anderson (incorporated by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.33 +	Transition Agreement, dated October 10, 2022, between the registrant and Ravi Tulsyan (incorporated by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022).
10.34 +*	Amendment to Employment Agreement, effective as of November 1, 2022, between the registrant and Bradley S. Jacobs.
10.35 +	Separation Agreement and General Release, dated January 23, 2023, between registrant and Ravi Tulsyan (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on January 25, 2023).
10.36	XPO Logistics, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Annex A to the registrant's definitive proxy statement on Schedule 14A filed with the SEC on November 20, 2017).
10.37	Amendment No. 1, dated December 4, 2018, to the XPO Logistics, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.18 to the registrant's Annual Report on Form 10-K filed with the SEC on February 14, 2019).
10.38	Second Amended and Restated Revolving Loan Credit Agreement, dated October 30, 2015, by and among the registrant and certain subsidiaries signatory thereto, as borrowers, other credit parties signatory thereto, Morgan Stanley Senior Funding, Inc., as agent, and the Lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 2, 2015).
10.39	Amendment No. 1 to Second Amended and Restated Revolving Loan Credit Agreement, dated July 19, 2017, by and among the registrant and certain subsidiaries signatory thereto, Morgan Stanley Senior Funding, Inc., as agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on July 25, 2017).
10.40	Amendment No. 2 to Second Amended and Restated Revolving Loan Credit Agreement, dated March 22, 2018, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2018).
10.41	Amendment No. 3 to Second Amended and Restated Revolving Loan Credit Agreement, dated April 30, 2019, by and among the registrant, certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on May 1, 2019).

Exhibit Number	Description
10.42	Amendment No. 4 to Second Amended and Restated Revolving Loan Credit Agreement, dated April 3, 2020, by and among the registrant, certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding Inc., as agent. (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2020).
10.43	Amendment No. 5 to Second Amended and Restated Revolving Loan Credit Agreement, dated June 29, 2020, by and among the registrant, certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding Inc., as agent. (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 3, 2020).
10.44	Amendment No. 6 to Second Amended and Restated Revolving Loan Credit Agreement, dated July 30, 2021, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as agent (incorporated by reference to Exhibit 10.5 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).
10.45	Amendment No. 7 to Second Amended and Restated Revolving Loan Credit Agreement, dated February 6, 2023, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as agent (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on February 6, 2023).
10.46	Senior Secured Term Loan Credit Agreement, dated October 30, 2015, by and among the registrant, certain subsidiaries signatory thereto, Morgan Stanley Senior Funding, Inc., as agent, and the Lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on November 2, 2015).
10.47	Incremental and Refinancing Amendment (Amendment No. 1 to Senior Secured Term Loan Credit Agreement), dated August 25, 2016, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on August 26, 2016).
10.48	Refinancing Amendment (Amendment No. 2 to Senior Secured Term Loan Credit Agreement), dated March 10, 2017, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 13, 2017).
10.49	Refinancing Amendment (Amendment No. 3 to Senior Secured Term Loan Credit Agreement), dated February 23, 2018, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 of the registrant's Current Report on Form 8-K filed with the SEC on February 26, 2018).
10.50	Amendment No. 4 to Senior Secured Term Loan Credit Agreement, dated March 7, 2019, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2019).
10.51	Incremental Amendment (Amendment No. 5 to Senior Secured Term Loan Credit Agreement), dated March 18, 2019, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 18, 2019).
10.52	Refinancing Amendment (Amendment No. 6 to Senior Secured Term Loan Credit Agreement), dated March 3, 2021, by and among the registrant, the subsidiaries signatory thereto, as guarantors, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 3, 2021).

Exhibit Number	Description
10.53	Amendment No. 7 to Senior Secured Term Loan Credit Agreement, dated June 10, 2022, by and among the registrant and certain subsidiaries signatory thereto, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 13, 2022).
10.54	Tax Matters Agreement, dated August 1, 2021, by and between the registrant and GXO Logistics, Inc. (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).
10.55	Employee Matters Agreement, dated August 1, 2021, by and between the registrant and GXO Logistics, Inc. (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed with the SEC on August 3, 2021).
10.56	Intellectual Property License Agreement, dated October 24, 2022, by and between the registrant and XPO NAT Solutions, LLC (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on October 25, 2022).
10.57	Transition Services Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.58	Tax Matters Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
10.59	Employee Matters Agreement, dated October 31, 2022, by and between the registrant and RXO, Inc. (incorporated by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed with the SEC on November 1, 2022).
19.1 *	XPO, Inc. Insider Trading Policy, dated December 19, 2022.
21 *	Subsidiaries of the registrant.
23 *	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1 *	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
31.2 *	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
32.1**	Certification of the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
32.2**	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
101.INS *	Inline XBRL Instance Document.
101.SCH *	Inline XBRL Taxonomy Extension Schema.
101.CAL *	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB *	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE *	Inline XBRL Taxonomy Extension Presentation Linkbase.

Exhibit Number		Description
104	*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).
	*	Filed herewith.
	**	Furnished herewith.
	+	This exhibit is a management contract or compensatory plan or arrangement.

Item 16. ***FORM 10-K SUMMARY***

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XPO, INC.

By: /s/ Mario Harik
Mario Harik
(Chief Executive Officer)

By: /s/ Carl D. Anderson II
Carl D. Anderson II
(Chief Financial Officer)

February 13, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

Signature	Title	Date
/s/ Brad Jacobs **Brad Jacobs**	Executive Chairman of the Board of Directors	February 13, 2023
/s/ Mario Harik **Mario Harik**	Director and Chief Executive Officer (Principal Executive Officer)	February 13, 2023
/s/ Carl D. Anderson II **Carl D. Anderson II**	Chief Financial Officer (Principal Financial Officer)	February 13, 2023
/s/ Christopher Brown **Christopher Brown**	Chief Accounting Officer (Principal Accounting Officer)	February 13, 2023
/s/ Allison Landry **Allison Landry**	Vice Chair of the Board of Directors	February 13, 2023
/s/ Johnny C. Taylor, Jr. **Johnny C. Taylor, Jr.**	Lead Independent Director	February 13, 2023
/s/ Jason Aiken **Jason Aiken**	Director	February 13, 2023
/s/ Bella Allaire **Bella Allaire**	Director	February 13, 2023
/s/ Michael Jesselson **Michael Jesselson**	Director	February 13, 2023
/s/ Irene Moshouris **Irene Moshouris**	Director	February 13, 2023

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XPO

BOARD OF DIRECTORS:

Brad Jacobs
Executive Chairman of the Board, XPO, Inc.

Jason Aiken
Executive Vice President, Technologies and Chief Financial Officer, General Dynamics Corporation

Bella Allaire
Executive Vice President of Technology and Operations, Raymond James Financial, Inc.

Wes Frye
Former Chief Financial Officer, Old Dominion Freight Line, Inc.

Mario Harik
Chief Executive Officer, XPO, Inc.

Michael Jesselson
President and Chief Executive Officer, Jesselson Capital Corporation

Allison Landry
Vice Chair of the Board, XPO, Inc.; Former Senior Transportation Research Analyst, Credit Suisse

Irene Moshouris
Senior Vice President-Treasurer, United Rentals, Inc.

Johnny C. Taylor, Jr.
Lead Independent Director, XPO, Inc.; President and Chief Executive Officer, Society of Human Resources Management

EXECUTIVE OFFICERS:

Mario Harik
Chief Executive Officer

Carl D. Anderson II
Chief Financial Officer

Wendy Cassity
Chief Legal Officer and Corporate Secretary

COMMON STOCK:

The company's common stock is traded on the New York Stock Exchange under the symbol "XPO."

COMPANY FINANCIAL INFORMATION:

Copies of XPO, Inc.'s financial information such as the Company's Annual Report on Form 10-K as filed with the SEC, quarterly reports on Form 10-Q and Proxy Statement are available at the Company's website at www.xpo.com or by contacting "Investor Relations" at our corporate executive office address.

ANNUAL MEETING OF STOCKHOLDERS:

The Annual Meeting of Stockholders will be held on May 17, 2023 at 10:00 a.m. Eastern Time as a virtual meeting via webcast. You can access the meeting at meetnow.global/MU5KPDC with your control number.

CORPORATE EXECUTIVE OFFICE:

Five American Lane
Greenwich, CT 06831
Tel. (855) 976-6951

TRANSFER AGENT:

Computershare Trust Company, N.A.
Tel. (877) 581-5548
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

KPMG LLP, Stamford, CT

XPO

Your freight first

XPO, Inc.
Five American Lane
Greenwich, CT 06831 USA
xpo.com